As filed with the Securities and Exchange Commission on July 13, 2001
                   Registration File Nos. 333-61654/811-8878


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        ---------------------------------

                         PRE-EFFECTIVE AMENDMENT NO.1 TO

                                    FORM S-6
                        ---------------------------------
                    FOR REGISTRATION UNDER THE SECURITIES ACT
                 OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2
                        ---------------------------------
                            AUSA SERIES LIFE ACCOUNT
                              (Exact Name of Trust)

                        AUSA LIFE INSURANCE COMPANY, INC.
                               (Name of Depositor)

                              4 Manhattanville Road
                            Purchase, New York 10577
          (Complete Address of Depositor's Principal Executive Offices)

                             Thomas E. Pierpan, Esq.
                               Assistant Secretary
                        AUSA Life Insurance Company, Inc.
                                  P.O. Box 9054
                         Clearwater, Florida 34618-9054
                (Name and Complete Address of Agent for Service)

                                   Copies to:

                              Stephen E. Roth, Esq.
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2415
                        ---------------------------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

P R O S P E C T U S
-------------------
JULY , 2001

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                         AUSA FREEDOM ELITE BUILDER(SM)

                                 issued through

                            AUSA Series Life Account
                                       by
                        AUSA Life Insurance Company, Inc.
                             ADMINISTRATIVE OFFICE:
                              570 Carillon Parkway

                          St. Petersburg, Florida 33716
                                 1-800-322-7353

                                 (727) 299-1531

               PLEASE SEND ALL PREMIUM PAYMENTS, LOAN REPAYMENTS,
          CORRESPONDENCE AND NOTICES TO THE ADMINISTRATIVE OFFICE ONLY.

                                  HOME OFFICE:

                              4 Manhattanville Road
                            Purchase, New York 10577
--------------------------------------------------------------------------------

          AN INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                  ----------------------------------------------

                                  CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 13 OF THIS PROSPECTUS.

                                  An investment in this Policy is not a bank deposit. The Policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

                                  If you already own a life insurance policy,
                                  it may not be to your advantage to buy
                                  additional insurance or to replace your
THE SECURITIES AND EXCHANGE       policy with the  Policy described in this
COMMISSION HAS NOT APPROVED       prospectus.
OR DISAPPROVED THESE SECURITIES
OR PASSED UPON THE ADEQUACY       Prospectuses for the portfolios of:
OF THIS PROSPECTUS. ANY           AEGON/Transamerica Series Fund, Inc.;
REPRESENTATION TO THE CONTRARY    Variable Insurance Products Fund (VIP);
IS A CRIMINAL OFFENSE.            Variable Insurance Products Fund II (VIP II);
                                  and Variable Insurance Products Fund III (VIP
                                  III) must accompany this prospectus.

                                  Certain portfolios may not be available.
                                  Please read these documents before investing and save them for future reference.

TABLE OF CONTENTS
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--------------------------------------------------------------------------------
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Glossary ...............................................................................     1
Policy Summary .........................................................................     5
    The Policy in General ..............................................................     5
    Premiums ...........................................................................     5
    Deductions from premium before we place it in a subaccount and/or the fixed account      5
    Investment Options .................................................................     6
    Cash Value .........................................................................     7
    Transfers ..........................................................................     7
    Charges and Deductions .............................................................     7
    Portfolio Annual Expense Table .....................................................     9
    Loans ..............................................................................    11
    Death Benefit ......................................................................    11
    Cash Withdrawals and Surrender Compensation ........................................    12
    Inquiries ..........................................................................    13
Risk Summary ...........................................................................    13
AUSA Life and the Fixed Account ........................................................    17
    AUSA Life ..........................................................................    17
    The Fixed Account ..................................................................    17
The Separate Account and the Portfolios ................................................    18
    The Separate Account ...............................................................    18
    The Funds ..........................................................................    18
    Addition, Deletion, or Substitution of Investments .................................    22
    Your Right to Vote Portfolio Shares ................................................    23
The Policy .............................................................................    23
    Purchasing a Policy ................................................................    23
    Tax-Free "Section 1035" Exchanges ..................................................    24
    Underwriting Standards .............................................................    24
    When Insurance Coverage Takes Effect ...............................................    25
    Backdating a Policy ................................................................    25
    Ownership Rights ...................................................................    27
    Canceling a Policy .................................................................    28
Premiums ...............................................................................    28
    Premium Flexibility ................................................................    28
    Planned Periodic Payments ..........................................................    29
    Minimum Monthly Guarantee Premium ..................................................    29
    No Lapse Period ....................................................................    29
    Premium Limitations ................................................................    30
    Making Premium Payments ............................................................    30
    Allocating Premiums ................................................................    30
Policy Values ..........................................................................    32
    Cash Value .........................................................................    32
    Net Surrender Value ................................................................    32
    Subaccount Value ...................................................................    32

                            This Policy is available only in the State of New York.

    Subaccount Unit Value ....................................   33
    Fixed Account Value ......................................   33
Transfers ....................................................   34
    General ..................................................   34
    Fixed Account Transfers ..................................   36
    Conversion Rights ........................................   36
    Reduced Paid-Up Benefit ..................................   36
    Dollar Cost Averaging ....................................   37
    Asset Rebalancing Program ................................   38
    Third Party Asset Allocation Services ....................   39
Charges and Deductions .......................................   39
    Premium Charges ..........................................   40
    Monthly Deduction ........................................   40
    Mortality and Expense Risk Charge ........................   43
    Surrender Charge .........................................   43
    Decrease Charge ..........................................   45
    Transfer Charge ..........................................   46
    Cash Withdrawal Charge ...................................   46
    Taxes ....................................................   47
    Portfolio Expenses .......................................   47
Death Benefit ................................................   47
    Death Benefit Proceeds ...................................   47
    Death Benefit ............................................   48
    Effects of Cash Withdrawals on the Death Benefit .........   50
    Choosing Death Benefit Options ...........................   50
    Changing the Death Benefit Option ........................   50
    Increasing/Decreasing the Specified Amount ...............   50
    Payment Options ..........................................   52
Surrenders and Cash Withdrawals ..............................   52
    Surrenders ...............................................   52
    Cash Withdrawals .........................................   52
Loans ........................................................   53
    General ..................................................   53
    Interest Rate Charged ....................................   54
    Loan Reserve Interest Rate Credited ......................   55
    Effect of Policy Loans ...................................   55
Policy Lapse and Reinstatement ...............................   55
    Lapse ....................................................   55
    No Lapse Period ..........................................   56
    Reinstatement ............................................   57
Federal Income Tax Considerations ............................   57
    Tax Treatment of Policy Benefits .........................   58
    Special Rules for 403(b) Arrangements ....................   61
Other Policy Information .....................................   61
    Our Right to Contest the Policy ..........................   61
    Suicide Exclusion ........................................   62
    Misstatement of Age or Gender ............................   62
    Modifying the Policy .....................................   62
    Benefits at Maturity .....................................   62

    Payments We Make .....................................................     63
    Settlement Options ...................................................     63
    Reports to Owners ....................................................     64
    Records ..............................................................     65
    Policy Termination ...................................................     65
Supplemental Benefits (Riders) ...........................................     65
    Children's Insurance Rider ...........................................     65
    Accidental Death Benefit Rider .......................................     65
    Other Insured Rider ..................................................     66
    Primary Insured Rider ("PIR") ........................................     66
    Terminal Illness Accelerated Death Benefit Rider .....................     67
IMSA .....................................................................     68
Performance Data .........................................................     68
    Rates of Return ......................................................     68
    Hypothetical Illustrations Based on Subaccount Performance ...........     72
    Other Performance Data in Advertising Sales Literature ...............     80
    AUSA Life's Published Ratings ........................................     81
Additional Information ...................................................     81
    Sale of the Policies .................................................     81
    Legal Matters ........................................................     82
    Legal Proceedings ....................................................     82
    Experts ..............................................................     82
    Financial Statements .................................................     83
    Additional Information about AUSA Life ...............................     83
    AUSA Life's Directors and Officers ...................................     84
    Additional Information about the Separate Account ....................     86
Appendix A -- Illustrations ..............................................     87
Appendix B -- Wealth Indices of Investments in the U.S. Capital Market ...     91
Appendix C -- Surrender Charge Per Thousand (Based on the gender and
          rate class of the insured) .....................................     93
Index to Financial Statements ............................................     95
    AUSA Series Life Account .............................................     96
    AUSA Life Insurance Company, Inc. ....................................    164

GLOSSARY
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 accounts          The options to which you can allocate your money. The accounts include the fixed account and the subaccounts in the separate account.
                   --------------------------------------------------------------------------------
 administrative    Our administrative office and mailing address is P.O. Box 9054, Clearwater,
 office            Florida 33758-9054. Our street address is 570 Carillon Parkway,
                   St. Petersburg, Florida 33716. Our phone number is 1-800-322-7353, extension 2555. Our hours are Monday - Friday from 8:00 a.m. - 5:00 p.m.
                   Eastern time. ALL PREMIUM PAYMENTS, LOAN REPAYMENTS, CORRESPONDENCE
                   AND NOTICES SHOULD BE SENT TO THIS ADDRESS.
                   --------------------------------------------------------------------------------
 attained age      The issue age of the person insured, plus the number of completed years since the Policy date (for the initial specified amount) or the date of each increase in specified amount.
                   --------------------------------------------------------------------------------
 Base Policy       The AUSA Freedom Elite Builder variable life insurance policy without any supplemental riders.
                   --------------------------------------------------------------------------------
 beneficiary(ies)  The person or persons you select to receive the death benefit from this Policy.
                   You name the primary beneficiary and contingent beneficiaries.
                   --------------------------------------------------------------------------------
 cash value        The sum of your Policy's value in the subaccounts and the fixed account. If there is a Policy loan outstanding, the cash value includes any amounts held in our fixed account to secure the Policy loan.
                   --------------------------------------------------------------------------------
 death benefit     The amount we will pay to the beneficiary(ies) on the insured's death. We
 proceeds          will reduce the death benefit proceeds by the amount of any outstanding loan amount, and any due and unpaid monthly deductions.
                   --------------------------------------------------------------------------------
 decrease charge   Surrender charge that may be imposed upon a decrease in specified amount during the first 15 Policy years (or during the 15 years subsequent to an increase in specified amount).
                   --------------------------------------------------------------------------------
 fixed account     An option to which you may allocate net premiums and cash value. We guarantee that any amounts you allocate to the fixed account will earn interest at a declared rate.
                   --------------------------------------------------------------------------------
 free-look period  The period during which you may return the Policy and receive a refund as described in this prospectus. The free-look period is listed in the Policy.
                   --------------------------------------------------------------------------------
 funds             Investment companies which are registered with the U.S. Securities and
                   Exchange Commission. The Policy allows you to invest in the portfolios of the funds through our subaccounts. We reserve the right to add other registered investment companies to the Policy in the future.
                   --------------------------------------------------------------------------------
 home office       Our home office address is 4 Manhattanville Road, Purchase, New York
                   10577. PLEASE DO NOT SEND ANY MONEY, CORRESPONDENCE OR NOTICES TO THIS
                   ADDRESS; SEND THEM TO THE ADMINISTRATIVE OFFICE.
                   --------------------------------------------------------------------------------
                   While coverage under the Policy is active and the insured's life remains
 in force          insured.
                   --------------------------------------------------------------------------------

 initial premium   The amount you must pay before insurance coverage begins under this Policy.
                   The initial premium is shown on the schedule page of your Policy.
                   ---------------------------------------------------------------------------------
 insured           The person whose life is insured by this Policy.
                   ---------------------------------------------------------------------------------
 issue age         The insured's age on his or her birthday nearest to the Policy date. When you increase the Base Policy's specified amount of insurance coverage, the issue age for the new segment of specified amount coverage is the insured's age on his or her birthday nearest the date that the increase in specified amount takes effect. This age may be different from the attained age on other segments of specified amount coverage.
                   ---------------------------------------------------------------------------------
 lapse             When life insurance coverage ends because you do not have enough cash value in the Policy to pay the monthly deduction, the surrender charge and any outstanding loan amount, and you have not made a sufficient payment by the end of a grace period.
                   ---------------------------------------------------------------------------------
 loan amount       The total amount of all outstanding Policy loans, including both principal and interest due.
                   ---------------------------------------------------------------------------------
 loan reserve      A part of the fixed account to which amounts are transferred as collateral for
                   Policy loans.
                   ---------------------------------------------------------------------------------
 maturity date     The Policy anniversary nearest the insured's 100th birthday if the insured is living and the Policy is still in force. It is the date when life insurance coverage under this Policy ends. You may continue coverage, at your option, under the Policy's extended maturity date benefit provision.
                   ---------------------------------------------------------------------------------
 minimum           The amount shown on your Policy schedule page that we use during the no
 monthly           lapse period to determine whether a grace period will begin. We will adjust
 guarantee         the minimum monthly guarantee premium if you change death benefit
 premium           options, increase or decrease the specified amount, or add, increase or decrease a rider. A grace period will begin whenever your net surrender value is not enough to meet monthly deductions.
                   ---------------------------------------------------------------------------------
 Monthiversary     This is the day of each month when we determine Policy charges and deduct them from cash value. It is the same date each month as the Policy date. If there is no valuation date in the calendar month that coincides with the Policy date, the Monthiversary is the next valuation date.
                   ---------------------------------------------------------------------------------
 monthly           The monthly Policy charge, plus the monthly cost of insurance, plus the
 deduction         monthly charge for any riders added to your Policy, plus, if any, the decrease charge incurred as a result of a decrease in your specified amount.
                   ---------------------------------------------------------------------------------
 net premium       The part of your premium that we allocate to the fixed account or the subaccounts. The net premium is equal to the premium you paid minus the premium expense charges and the premium collection charge.
                   ---------------------------------------------------------------------------------
 net surrender     The amount we will pay you if you surrender the Policy while it is in force.
 value             The net surrender value on the date you surrender is equal to: the cash value, minus any surrender charge, and minus any outstanding loan amount.
                   ---------------------------------------------------------------------------------

 no lapse date     For a Policy issued to any insured ages 0-60, the no lapse date is either the anniversary on which the insured's attained age is 65 or the twentieth Policy anniversary, whichever is less. For a Policy issued to an insured ages 61-85, the no lapse date is the fifth Policy anniversary. The no lapse date is specified in your Policy.
                   ----------------------------------------------------------------------------------
 no lapse period   The period of time between the Policy date and the no lapse date during which the Policy will not lapse if certain conditions are met.
                   ----------------------------------------------------------------------------------
 planned periodic  A premium payment you make in a level amount at a fixed interval over a specified period of time.
                   ----------------------------------------------------------------------------------
 premium           The date when our underwriting process is complete, full life insurance
 Policy date       coverage goes into effect, the initial premium payment has been received, and we begin to make the monthly deductions. The Policy date is shown on the schedule page of your Policy. If you request, we may backdate a Policy by assigning a Policy date earlier than the date the Policy is issued. We measure
                   Policy months, years, and anniversaries from the Policy date.
                   ----------------------------------------------------------------------------------
 portfolio         One of the separate investment portfolios of a fund.
                   ----------------------------------------------------------------------------------
 premiums          All payments you make under the Policy other than loan repayments.
                   ----------------------------------------------------------------------------------
 reallocation      That portion of the fixed account where we hold the net premium(s) from the
 account           record date until the reallocation date.
                   ----------------------------------------------------------------------------------
 reallocation      The date we reallocate all cash value held in the reallocation account to the
 date              fixed account and subaccounts you selected on your application. We place your net premium in the reallocation account in the event you exercise your free-look right. The reallocation date is the record date plus fifteen days.
                   ----------------------------------------------------------------------------------
 record date       The date we record your Policy on our books as an in force Policy. The record date is generally the Policy date, unless the Policy is backdated. The record date is the date when we allocate your net premium to the reallocation account.
                   ----------------------------------------------------------------------------------
 separate account  The AUSA Series Life Account. It is a separate investment account that is divided into subaccounts. We established the separate account under the laws of New York to receive and invest net premiums under the Policy and other variable life insurance policies we issue.
                   ----------------------------------------------------------------------------------
 specified amount  The minimum death benefit we will pay under the Policy provided the Policy is in force. The initial specified amount is the amount shown on the Base
                   Policy's schedule page that you receive when the Policy is issued. The specified amount in force is the initial specified amount, adjusted for any increases or decreases in the Base Policy's specified amount. Events such as a request to increase or decrease the specified amount, a change in death benefit option, or a cash withdrawal (if you choose Option A death benefit) may affect the specified amount in force.
                   ----------------------------------------------------------------------------------
 subaccount        A subdivision of the separate account that invests exclusively in shares of one investment portfolio of a fund.
                   ----------------------------------------------------------------------------------

 surrender charge  If, during the first 15 Policy years (or during the 15 year period subsequent to an increase in specified amount), you fully surrender the Policy, we will deduct a surrender charge from the cash value.
                   ---------------------------------------------------------------------------------
 termination       When the insured's life is no longer insured under the Policy.
                   ---------------------------------------------------------------------------------
 valuation date    Each day the New York Stock Exchange is open for trading. AUSA Life is open for business whenever the New York Stock Exchange is open.
                   ---------------------------------------------------------------------------------
 valuation period  The period of time over which we determine the change in the value of the subaccounts. Each valuation period begins at the close of normal trading on the New York Stock Exchange (currently 4:00 p.m. Eastern time on each valuation date) and ends at the close of normal trading of the New York
                   Stock Exchange on the next valuation date.
                   ---------------------------------------------------------------------------------
 we, us, our
 (AUSA Life)       AUSA Life Insurance Company, Inc.
                   ---------------------------------------------------------------------------------
 written notice    The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our administra-
                   tive office.
                   ---------------------------------------------------------------------------------
 you, your
 (owner or
 policyowner)     The person entitled to exercise all rights as owner under the Policy.
                  ---------------------------------------------------------------------------------


POLICY SUMMARY                                   AUSA FREEDOM ELITE BUILDER(SM)
--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------
     This summary provides only a brief overview of the more important features of the Policy. More detailed information about the Policy appears later in this prospectus. PLEASE READ THE REMAINDER OF THIS PROSPECTUS CAREFULLY.

THE POLICY IN GENERAL

     The AUSA Freedom Elite Builder(SM) is an individual flexible premium variable life insurance policy.


     The Policy is designed to be long-term in nature in order to provide significant life insurance benefits for you. However, purchasing this Policy involves certain risks. (See Risk Summary p. 13.) You should consider the Policy in conjunction with other insurance you own. THE POLICY IS NOT SUITABLE AS A SHORT-TERM SAVINGS VEHICLE.


PREMIUMS

o You select a payment plan but are not required to pay premiums according to the plan. You can vary the frequency and amount, within limits, and can skip premium payments.
o  Unplanned premiums may be made, within limits.
o Premium payments must be at least $50 if paid monthly and $600 if paid annually.
o You increase your risk of lapse if you do not regularly pay premiums at least as large as the current minimum monthly guarantee premium.

o Until the no lapse date shown on your Policy schedule page, we guarantee that your Policy will not lapse, so long as on any Monthiversary you have paid total premiums (MINUS any cash withdrawals, MINUS any outstanding loan amount, and MINUS any decrease charge) that equal or exceed the sum of the minimum monthly guarantee premiums in effect for each month since the Policy date up to and including the current month. If you take a cash withdrawal, a loan, or if you increase or decrease your specified amount, you may need to pay additional premiums in order to keep the no lapse guarantee in place.

o The minimum monthly guarantee premium on the Policy date is shown on your Policy schedule page. We will adjust the minimum monthly guarantee premium if you change death benefit options, increase or decrease the specified amount, or add, increase or decrease a rider.
o  Under certain circumstances, extra premiums may be required to prevent lapse.

o Once we deliver your Policy, the FREE-LOOK PERIOD begins. You may return the Policy during this period and receive a refund. We will place your net premium in the reallocation account until the reallocation date as shown on your Policy schedule page. See Reallocation Account p. 31.


DEDUCTIONS FROM PREMIUM BEFORE WE PLACE IT IN A SUBACCOUNT AND/OR THE FIXED ACCOUNT

o For the first ten Policy years: 6.0% premium expense charge for Policies with a specified amount in force of less than $250,000; 4.0% for Policies with a specified amount in force of $250,000 - $499,999.

o After the tenth Policy year: 2.5% premium expense charge for Policies with a specified amount in force of less than $500,000.
o There is no premium expense charge for Policies with a specified amount in force of $500,000 or higher.
o A premium collection charge of $3.00 from each premium payment for Policies on direct pay notice. This charge does not apply to Policies under an electronic funds transfer program.

INVESTMENT OPTIONS


     SUBACCOUNTS. You may direct the money in your Policy to a total of 16 subaccounts of the AUSA Series Life Account, a separate account. For administrative reasons, we currently limit the number of subaccounts that you can invest in at any one time to 16 active subaccounts. Each subaccount invests exclusively in one investment portfolio of a fund. THE MONEY YOU PLACE IN THE SUBACCOUNTS IS NOT GUARANTEED. THE VALUE OF EACH SUBACCOUNT WILL INCREASE OR DECREASE, DEPENDING ON INVESTMENT PERFORMANCE OF THE CORRESPONDING PORTFOLIO. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.


The portfolios available to you are:

AEGON/TRANSAMERICA SERIES FUND, INC.



  - Munder Net50                        - GE U.S. Equity
  - Van Kampen Emerging Growth          - Great Companies -- America(SM)
  - T. Rowe Price Small Cap             - Salomon All Cap
  - Pilgrim Baxter Mid Cap Growth       - C.A.S.E. Growth
  - Alger Aggressive Growth             - Dreyfus Mid Cap
  - Third Avenue Value                  - NWQ Value Equity
  - Value Line Aggressive Growth        - T. Rowe Price Dividend Growth
  - GE International Equity             - Dean Asset Allocation
  - Gabelli Global Growth               - LKCM Strategic Total Return
  - Great Companies -- Global(2)        - J.P. Morgan Real Estate Securities
  - Great Companies -- Technology(SM)   - Federated Growth & Income
  - Janus Growth                        - AEGON Balanced
  - LKCM Capital Growth                 - AEGON Bond
  - Goldman Sachs Growth                - J.P. Morgan Money Market

VARIABLE INSURANCE PRODUCTS FUND (VIP)

- Fidelity VIP Equity-Income Portfolio -- Service Class 2


VARIABLE INSURANCE PRODUCTS FUND II (VIP II)
- Fidelity VIP II Contrafund(R) Portfolio -- Service Class 2


VARIABLE INSURANCE PRODUCTS FUND III (VIP III)
- Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2


     FIXED ACCOUNT. You may also direct the money in your Policy to the fixed account. Unless otherwise required by state law, we may restrict your allocations or transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000. Money you place in the fixed account is guaranteed, and will earn interest at a current interest rate declared from time to time. The annual interest rate will equal at least 3.0%.

CASH VALUE

o Cash value equals the sum of your Policy's value in the subaccounts and the fixed account. If there is a loan outstanding, the cash value includes any amounts held in our fixed account to secure the Policy loan.
o Cash value varies from day to day, depending on the investment experience of the subaccounts you choose, the interest credited to the fixed account, the charges deducted and any other Policy transactions (such as additional premium payments, transfers, withdrawals, and Policy loans).
o Cash value is the starting point for calculating important values under the Policy, such as net surrender value and the death benefit.
o There is no guaranteed minimum cash value. The Policy may lapse if you do not have sufficient cash value in the Policy to pay the monthly deductions, the surrender charge and/or any outstanding loan amount(s).
o The Policy will not lapse during the no lapse period so long as you have paid sufficient premiums. See Minimum Monthly Guarantee Premium p. 29.

TRANSFERS

o You can transfer cash value among the subaccounts and the fixed account. We charge a $25 transfer processing fee for each transfer after the first 12 transfers in a Policy year.
o  You may make transfers in writing, by telephone or by fax.
o  Policy loans reduce the amount of cash value available for transfers.
o  Dollar cost averaging and asset rebalancing programs are available.
o You may make one transfer per Policy year from the fixed account, and we must receive your request to transfer from the fixed account within 30 days after a Policy anniversary unless you select dollar cost averaging from the fixed account. The amount of your transfer is limited to the greater of:
   ->  25% of your value in the fixed account; OR
   ->  the amount you transferred from the fixed account in the preceding
       Policy year.

CHARGES AND DEDUCTIONS


o PREMIUM EXPENSE CHARGE: During the first ten Policy years, we deduct 6.0% from each premium payment on Policies with a specified amount in force of less than $250,000 (4.0% on Policies with a specified amount in force of $250,000 - $499,999). After the tenth Policy year we reduce the charge to 2.5%. There is no premium expense charge for Policies with a specified amount in force of $500,000 or higher.
o PREMIUM COLLECTION CHARGE: We deduct $3.00 from each premium payment to compensate us for billing and collection costs if we send you a bill.

o MONTHLY POLICY CHARGE: We currently deduct $5.00 from your cash value each month. This charge is guaranteed not to exceed $7.50. This charge is used to cover aggregate Policy expenses.

o COST OF INSURANCE CHARGES: Deducted monthly from your cash value. Your charges vary each month with the insured's issue age on the Policy date, issue age at the time of any increase in specified amount, length of time from the Policy date or from the date of any increase in specified amount, specified amount band, gender, rate class, the specified amount in force, the death benefit option you choose, and the investment experience of the portfolios in which you invest. We charge lower cost of insurance rates for Policies in higher specified amount bands.


o MORTALITY AND EXPENSE RISK CHARGE: Deducted daily from each subaccount at an annual rate of 0.90% of your average daily net assets of each subaccount. We guarantee to reduce this amount to 0.60% after the first 15 Policy years. We intend to reduce this amount to 0.30% in the 16th Policy year, but we do not guarantee that we will do so.

o SURRENDER CHARGE: Deducted when a full surrender occurs during the first 15 Policy years (or during the first 15 years following each increase in specified amount). The initial specified amount has a 15 year surrender charge period starting on the Policy date and surrender charges that are based upon the insured's issue age, gender and rate class on the Policy date. Each increase in specified amount will have its own 15 year surrender charge period starting on the date of the increase and surrender charges that are based upon the insured's issue age, gender and rate class at the time of the increase. The surrender charge that will apply on a full surrender of the Policy is the total of the surrender charges calculated for the Base Policy's initial specified amount and the surrender charges calculated for each increase in specified amount. SURRENDER CHARGES MAY BE SIGNIFICANT. You may have no net surrender value if you surrender your Policy in the initial Policy years. The surrender charges that apply for 15 years after any increase in specified amount will likely significantly reduce your net surrender value.

o DECREASE CHARGE: If you request a decrease in the specified amount during the first 15 Policy years or during the 15 years following any increase in specified amount, we will deduct a decrease charge.


o TRANSFER CHARGE: We deduct $25 for each transfer in excess of 12 per Policy year.


o RIDER CHARGES: We deduct charges each month for the optional insurance benefits (riders) you select. Each rider will have its own charge.

o CASH WITHDRAWAL FEE: We deduct a processing fee for cash withdrawals equal to the lesser of $25 or 2% of the withdrawal.


o PORTFOLIO EXPENSES: The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These fees and expenses reduce the value of your portfolio shares. Some portfolios also deduct 12b-1 fees from portfolio assets. These fees and expenses currently range from 0.44% to 1.20% annually, depending on the portfolio. See Portfolio Annual Expense Table below. See also the fund prospectuses.

PORTFOLIO ANNUAL EXPENSE TABLE

This table shows the fees and expenses charged by each portfolio. More detail concerning each portfolio's fees and expenses is contained in the fund prospectuses.

ANNUAL PORTFOLIO OPERATING EXPENSES(1)
(As a percentage of average portfolio assets after fee waivers and expense reimbursements)




                                                                                               TOTAL PORTFOLIO
                                                       MANAGEMENT     OTHER      RULE 12B-1        ANNUAL
 PORTFOLIO                                                FEES      EXPENSES        FEES          EXPENSES
 AEGON/TRANSAMERICA SERIES FUND, INC.(2)(7)
 Munder Net50                                            0.90%       0.10%          N/A             1.00%
 Van Kampen Emerging Growth                              0.80%       0.05%          N/A             0.85%
 T. Rowe Price Small Cap                                 0.75%       0.25%          N/A             1.00%
 Pilgrim Baxter Mid Cap Growth                           0.85%       0.07%          N/A             0.92%
 Alger Aggressive Growth                                 0.80%       0.06%          N/A             0.86%
 Third Avenue Value                                      0.80%       0.12%          N/A             0.92%
 Value Line Aggressive Growth(4)                         0.80%       0.20%          N/A             1.00%
 GE International Equity(3)                              1.00%       0.20%          N/A             1.20%
 Gabelli Global Growth(8)                                1.00%       0.20%          N/A             1.20%
 Great Companies -- Global2(8)                           0.80%       0.20%          N/A             1.00%
 Great Companies -- Technology(SM)(4)                    0.80%       0.20%          N/A             1.00%
 Janus Growth                                            0.80%       0.02%          N/A             0.82%
 LKCM Capital Growth(9)                                  0.80%       0.20%          N/A             1.00%
 Goldman Sachs Growth                                    0.90%       0.10%          N/A             1.00%
 GE U.S. Equity                                          0.80%       0.08%          N/A             0.88%
 Great Companies -- America(SM)(4)                       0.80%       0.11%          N/A             0.91%
 Salomon All Cap                                         0.90%       0.10%          N/A             1.00%
 C.A.S.E. Growth                                         0.80%       0.20%          N/A             1.00%
 Dreyfus Mid Cap                                         0.85%       0.15%          N/A             1.00%
 NWQ Value Equity                                        0.80%       0.08%          N/A             0.88%
 T. Rowe Price Dividend Growth                           0.90%       0.10%          N/A             1.00%
 Dean Asset Allocation                                   0.80%       0.07%          N/A             0.87%
 LKCM Strategic Total Return                             0.80%       0.05%          N/A             0.85%
 J.P. Morgan Real Estate Securities                      0.80%       0.20%          N/A             1.00%
 Federated Growth & Income                               0.75%       0.11%          N/A             0.86%
 AEGON Balanced                                          0.80%       0.08%          N/A             0.88%
 AEGON Bond                                              0.45%       0.08%          N/A             0.53%
 J.P. Morgan Money Market                                0.40%       0.04%          N/A             0.44%
 VARIABLE INSURANCE PRODUCTS FUND (VIP)
  Fidelity VIP Equity-Income Portfolio --
  Service Class 2(6)                                     0.48%       0.10%      0.25%(5)            0.83%
 VARIABLE INSURANCE PRODUCTS FUND II (VIP II)
  Fidelity VIP II Contrafund(R) Portfolio --
  Service Class 2(6)                                     0.57%       0.10%      0.25%(5)            0.92%
 VARIABLE INSURANCE PRODUCTS FUND III (VIP III)
  Fidelity VIP III Growth Opportunities Portfolio --
  Service Class 2(6)                                     0.58%       0.12%      0.25%(5)            0.95%



(1) The fee table information relating to the portfolios was provided to AUSA Life by the funds. AUSA Life has not independently verified such information.
(2) Effective January 1, 1997, the Board of the AEGON/Transamerica Series Fund, Inc. ("Series Fund") authorized the Series Fund to charge each portfolio of the Series Fund an annual Rule 12b-1 fee of up to 0.15% of each portfolio's average daily net assets. However, the Series Fund will not deduct the fee from any portfolio before April 30, 2002. You will receive advance written notice if a Rule 12b-1 fee is to be deducted. See the Series Fund prospectus for more details.
(3) The fee table reflects the reduction in the expense limit for this portfolio to 1.20% effective May 1, 2000.
(4) Because this portfolio did not commence operations until May 1, 2000, the percentages set forth as "Other Expenses" and "Total Annual Expenses" are annualized.
(5) The 12b-1 fee deducted for the Variable Insurance Products Fund (VIP), Variable Insurance Products Fund II (VIP II), and Variable Insurance Products Fund III (VIP III) (the "Fidelity VIP Funds") covers certain shareholder support services provided by companies selling variable contracts investing in the Fidelity VIP Funds. The 12b-1 fees assessed against the Fidelity VIP Funds shares held for the Policies will be remitted to AFSG, the principal underwriter for the Policies.

(6) Total Portfolio Annual Expenses for Service Class 2 shares were lower than those shown in the Fee Table because a portion of the brokerage commissions that the Fidelity VIP Funds paid was used to reduce each Fund's expenses, and/or because through arrangements with each Fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of each Fund's custodian expenses. See the accompanying Fidelity VIP Funds prospectuses. Actual expenses were:
     Fidelity VIP Equity-Income Portfolio -- Service Class 2 -- 0.82%; Fidelity VIP II Contrafund(R) Portfolio -- Service Class 2 -- 0.90%; and Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2 -- 0.93%.
(7) AEGON/Transamerica Fund Advisers, Inc. ("AEGON/Transamerica Advisers"), the Series Fund's investment adviser, has undertaken, until at least April 30, 2002, to pay expenses on behalf of the portfolios of the Series Fund to the extent normal operating expenses of a portfolio exceed a stated percentage of each portfolio's average daily net assets. The expense limit, the amount reimbursed by AEGON/Transamerica Advisers during 2000 and the expense ratio without the reimbursement are listed below for each portfolio:



                                                                            EXPENSE RATIO
                                              EXPENSE     REIMBURSEMENT        WITHOUT
                                               LIMIT          AMOUNT        REIMBURSEMENT
     Munder Net50                              1.00%         $    N/A                 N/A
     Van Kampen Emerging Growth                1.00%           N/A                    N/A
     T. Rowe Price Small Cap                  1.00 %           30,189              1.14 %
     Pilgrim Baxter Mid Cap Growth            1.00 %           N/A                    N/A
     Alger Aggressive Growth                  1.00 %           N/A                    N/A
     Third Avenue Value                       1.00 %           N/A                    N/A
     Value Line Aggressive Growth             1.00 %           22,530              1.86 %
     GE International Equity                  1.20 %          125,321              1.66 %
     Gabelli Global Growth                    1.20 %           14,606              1.99 %
     Great Companies -- Global(2)             1.00 %           20,105              3.93 %
     Great Companies -- Technology(SM)        1.00 %            5,276              1.05 %
     Janus Growth                             1.00 %           N/A                    N/A
     LKCM Capital Growth                      1.00 %           N/A                    N/A
     Goldman Sachs Growth                     1.00 %           51,711              1.37 %
     GE U.S. Equity                           1.00 %           N/A                    N/A
     Great Companies -- America(SM)           1.00 %           N/A                    N/A
     Salomon All Cap                          1.00 %           85,511               1.25%
     C.A.S.E. Growth                          1.00 %           N/A                    N/A
     Dreyfus Mid Cap                          1.00 %           68,550              1.90 %
     NWQ Value Equity                         1.00 %           N/A                    N/A
     T. Rowe Price Dividend Growth            1.00 %           55,887              1.45 %
     Dean Asset Allocation                    1.00 %           N/A                    N/A
     LKCM Strategic Total Return              1.00 %           N/A                    N/A
     J.P. Morgan Real Estate Securities       1.00 %           58,192              1.71 %
     Federated Growth & Income                1.00 %           N/A                    N/A
     AEGON Balanced                           1.00 %           N/A                    N/A
     AEGON Bond                               0.70 %           N/A                    N/A
     J.P. Morgan Money Market                 0.70 %           N/A                    N/A



 (8) Because this portfolio did not commence operations until September 1, 2000, the percentages set forth as "Other Expenses" and "Total Annual Expenses" are annualized.
 (9) Because this portfolio did not commence operations until December 1, 2000, the percentages set forth as "Other Expenses" and "Total Annual Expenses" are annualized.


     The purpose of the preceding table is to help you understand the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the portfolios of the funds for the fiscal year ended December 31, 2000 (except as noted in the footnotes). Expenses of the funds may be higher or lower in the future. For more information on the charges described in this table, see the fund prospectuses which accompany this prospectus.

LOANS

o After the first Policy year (as long as your Policy is in force), you may take a loan against the Policy up to 90% of the cash value, MINUS any surrender charge and MINUS any outstanding loan amount.
o We may permit a loan prior to the first anniversary for Policies issued pursuant to 1035 Exchanges.
o  The minimum loan amount is generally $500.
o You may request a loan by calling us or by writing or faxing us written instructions.
o Prior to the 10th Policy year, we currently charge 3.75% interest annually, payable in arrears, on any outstanding loan amount. This charge is guaranteed not to exceed 4.0%.
o To secure the loan, we transfer a portion of your cash value to a loan reserve account. The loan reserve account is part of the fixed account. We will credit 3.0% interest annually on amounts in the loan reserve account.
o After the 10th Policy year, you may borrow at preferred loan rates an amount equal to the cash value MINUS total premiums paid (reduced by any cash withdrawals) and MINUS any outstanding loan amount. We currently charge 3.0% interest on preferred loans. THIS RATE IS NOT GUARANTEED.
o Federal income taxes and a penalty tax may apply to loans you take against the Policy.

o  There are risks involved in taking a Policy loan. See Risk Summary p. 13.
o  The federal tax consequences of loans with preferred rates are uncertain.


DEATH BENEFIT

o  You must choose one of three death benefit options. We offer the following:
    o  Option A is the greater of:
       ->  the current specified amount, or
       -> a specified percentage, multiplied by the Policy's cash value on the date of the insured's death.
    o  Option B is the greater of:
       -> the current specified amount, plus the Policy's cash value on the date of the insured's death, or
       -> a specified percentage, multiplied by the Policy's cash value on the date of the insured's death.
    o  Option C is the greater of:
       -> the amount payable under Option A, or -> the current specified amount, multiplied by an age-based "factor,"
           plus the Policy's cash value on the date of the insured's death.
o So long as the Policy does not lapse, the minimum death benefit we pay under any option will be the current specified amount.
o We offer 4 bands of specified amount coverage. Each band has its own minimum specified amount and cost of insurance rates. The higher the band of specified amount you choose, the lower the cost of insurance rates. The minimum specified amount for band 1 for a Policy for issue ages 0-49 is $100,000. It declines to $50,000 for issue ages 50-85. We will state the minimum specified amount in your Policy. You cannot decrease the specified amount below this minimum.
o We will reduce the death benefit proceeds by any outstanding loan amount, and any due and unpaid charges.

o We will increase the death benefit proceeds by any additional insurance benefits you add by rider.

o After the third Policy year and once each Policy year thereafter, you may make one of the following changes: change the death benefit option or increase or decrease the specified amount. A decrease in specified amount is limited to 20% of the specified amount prior to the decrease. The new specified amount cannot be less than the minimum specified amount as shown in your Policy.

o Under current tax law, the death benefit should be income tax free to the beneficiary.
o  The death benefit is available in a lump sum or a variety of payout options.

CASH WITHDRAWALS AND SURRENDERS

o You may take one withdrawal of cash value per Policy year after the first Policy year.
o  The amount of the withdrawal must be:
    ->  at least $500; and
    -> no more than 10% of the net surrender value. After the tenth Policy year, we currently intend to limit the withdrawal amount to no more than 25% of the net surrender value.
o We will deduct a processing fee equal to $25 or 2% of the amount you withdraw (whichever is less) from the withdrawal, and we will pay you the balance.
o  There is no surrender charge assessed when you take a cash withdrawal.
o A cash withdrawal will reduce the death benefit by at least the amount of the withdrawal. We will not impose a decrease charge when the specified amount is decreased as a result of taking a cash withdrawal.
o If you choose death benefit Option A, we will reduce the current specified amount by the dollar amount of the withdrawal.
o When a cash withdrawal reduces the specified amount in force, we will look to the reduced specified amount to determine the specified amount band, cost of insurance rates and the premium expense charge we deduct from subsequent premium payments.
o Federal income taxes and a penalty tax may apply to cash withdrawals and surrenders.
o You may fully surrender the Policy at any time before the insured's death or the maturity date. You will receive the net surrender value (cash value, MINUS any surrender charge, and MINUS any outstanding loan amount). The surrender charge will apply during the first 15 Policy years or during the 15 years following any increase in specified amount.

COMPENSATION

o We will pay sales commissions to our life insurance agents who are registered representatives of broker-dealers. Other payments may be made for other services related to sale of the Policies. For a discussion of these arrangements, see Sale of the Policies.

INQUIRIES


     If you need more information, please contact our administrative office at:
                  AUSA Life
                  P.O. Box 9054
                  Clearwater, Florida 33758-9054
                  1-800-322-7353, extension 2555

         (Monday - Friday from 8:00 a.m. - 5:00 p.m. Eastern time)

RISK SUMMARY
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 INVESTMENT
 RISK                             If you invest your cash value in one or more
                                  subaccounts, you will be subject to the risk
                                  that investment performance could be
                                  unfavorable and that the cash value of your
                                  Policy would decrease. YOU COULD LOSE
                                  EVERYTHING YOU INVEST, AND YOUR POLICY COULD
                                  LAPSE. If you select the fixed account, your
                                  cash value in the fixed account is credited
                                  with a declared rate of interest, but you
                                  assume a risk that the rate may decrease,
                                  although it will never be lower than a
                                  guaranteed minimum annual effective rate of
                                  3.0%.
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 RISK OF LAPSE                    If your Policy fails to meet certain
                                  conditions, we will notify you that the Policy
                                  has entered a 61-day grace period and will
                                  lapse unless you make a sufficient payment
                                  during the grace period.

                                  Your Policy contains a no lapse period. Your
                                  Policy will not lapse before the no lapse date stated in your Policy, as long as you pay sufficient minimum monthly guarantee premiums.
                                  If you do not pay these premiums, you will automatically lose the no lapse guarantee and you will increase the risk that your Policy will lapse. In addition, if you take a cash withdrawal, or take a Policy loan, or if you increase or decrease your specified amount, or if you add, increase or decrease a rider, you will increase the risk of losing the no lapse guarantee. We deduct the total amount of your withdrawals, any outstanding loans and any decrease charge from your premiums paid when we determine whether your premiums are high enough to keep the no lapse period in effect.

                                  If you change death benefit options, increase or decrease the specified amount, or add, increase or decrease a rider, we will change the amount of the minimum monthly guarantee premium you must pay to keep the no lapse period in effect.

                                  You will lessen the risk of Policy lapse if you keep the no lapse period in ef- fect.
                                  Before you take a cash withdrawal, loan, increase or decrease the speci- fied amount or add, increase or decrease a rider, you should consider carefully the effect it will have on the no lapse guarantee.

                                  After the no lapse period, your Policy may lapse if loans, cash withdrawals, the monthly deductions, and insufficient investment returns reduce the net surrender value to zero. The Policy will enter a grace period if on any Monthiversary the net surrender value
                                  (that is, the cash value, minus the sur-render charge, and minus any outstanding loan amount) is not enough to pay the monthly deduction due.

                                  A Policy lapse will have adverse tax
                                  consequences. See Federal Income Tax
                                  Considerations p. 57 and Policy Lapse and
                                  Reinstatement p. 55.

                                  You may reinstate this Policy within five
                                  years after it has lapsed (and prior to the
                                  maturity date), if the insured meets the
                                  insurability requirements and you pay the
                                  amount we require.
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 TAX RISKS                        We expect that the Policy will generally be
 (INCOME TAX                      deemed a life insurance contract under federal
 AND MEC)                         tax law, so that the death benefit paid to the
                                  beneficiary will not be subject to federal
                                  income tax. However, due to lack of guidance,
                                  there is less certainty in this regard with
                                  respect to Policies issued on a substandard
                                  basis.

                                  Depending on the total amount of premiums you
                                  pay, the Policy may be treated as a modified
                                  endowment contract ("MEC") under federal tax
                                  laws. If a Policy is treated as a MEC, partial
                                  withdrawals, surrenders and loans will be
                                  taxable as ordinary income to the extent there
                                  are earnings in the Policy. In addition, a 10%
                                  penalty tax may be imposed on cash
                                  withdrawals, surrenders and loans taken before
                                  you reach age 591/2. If a Policy is not
                                  treated as a MEC, partial surrenders and
                                  withdrawals will not be subject to tax to the
                                  extent of your investment in the Policy.
                                  Amounts in excess of your investment in the
                                  Policy, while subject to tax as ordinary
                                  income, will not be subject to a 10% penalty
                                  tax. You should consult a qualified tax
                                  advisor for assistance in all tax matters
                                  involving your Policy.
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 LIMITS ON CASH                   The Policy permits you to take only one cash
 WITHDRAWALS                      withdrawal per Policy year, after the first
                                  Policy year has been completed. The amount you
                                  may withdraw is limited to 10% of the net
                                  surrender value. We currently intend to limit
                                  the amount you can withdraw to 25% of the net
                                  surrender value after the tenth Policy year.

                                  A cash withdrawal will reduce cash value, so it will increase the risk that the Policy will lapse. A cash withdrawal may also increase the risk that the no lapse period will not remain in effect.

                                  A cash withdrawal will reduce the death
                                  benefit. If you select death benefit Option A, a cash withdrawal will permanently reduce the specified amount of the Policy by the amount of the withdrawal. A cash withdrawal also reduces the death benefit under Options B and C because the cash value is reduced. In some circumstances, a cash withdrawal may reduce the death benefit by more than the dollar amount of the withdrawal.

                                  Federal income taxes and a penalty tax may
                                  apply to cash withdrawals and surrenders.
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 LOAN RISKS                       A Policy loan, whether or not repaid, will
                                  affect cash value over time because we
                                  subtract the amount of the loan from the
                                  subaccounts and the fixed account and place
                                  that amount in the loan reserve as collateral.
                                  We then credit a fixed interest rate of 3.0%
                                  to the loan collateral. As a result, the loan
                                  collateral does not participate in the
                                  investment results of the subaccounts and may
                                  not continue to receive the current interest
                                  rates credited to the unloaned portion of the
                                  fixed account. The longer the loan is
                                  outstanding, the greater the effect is likely
                                  to be. Depending on the investment results of
                                  the subaccounts and the interest rates
                                  credited to the fixed account, the effect
                                  could be favorable or unfavorable.

                                  We also currently charge interest on Policy loans at a rate of 3.75%, payable in arrears.
                                  This charge will not exceed 4.0%. Interest is added to the amount of the loan to be repaid.
                                  A Policy loan affects the death benefit
                                  because a loan reduces the death benefit proceeds and net surrender value by the loan amount.

                                  A Policy loan could make it more likely that a Policy would lapse. A Policy loan will increase the risk that the no lapse period will not remain in effect. There is also a risk that if the loan, insurance charges and unfavorable investment experience reduce your net surrender value and the no lapse period is no longer in effect, then the Policy will lapse. Adverse tax consequences would result.

                                  If a loan from a Policy is outstanding when
                                  the Policy is canceled or lapses or becomes a
                                  MEC, then the amount of the outstanding
                                  indebtedness will be taxed as if it were a
                                  distribution from the Policy. Moreover, the
                                  tax treatment of loans with preferred rates is
                                  uncertain. See Federal Income Tax
                                  Considerations p. 57.
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 EFFECTS OF THE                   THE SURRENDER CHARGES UNDER THIS POLICY ARE
 SURRENDER                        SIGNIFICANT. IT IS LIKELY YOU WILL RECEIVE NO
 CHARGE                           NET SURRENDER VALUE IF YOU SURRENDER YOUR
                                  POLICY IN THE FIRST FEW POLICY YEARS. In
                                  addition, the surrender charges that apply for
                                  15 years after any increase in specified
                                  amount will significantly reduce your net
                                  surrender value. You should purchase this
                                  Policy, and increase the specified amount,only
                                  if you have the financial ability to keep it
                                  in force for a substantial period of time.

                                  Even if you do not ask to surrender your Policy, the surrender charge plays a role in determining whether your Policy will lapse.
                                  Each month we will use the cash value (reduced by the surrender charge and reduced by any outstanding loan amount) to measure whether your Policy will remain in force or will enter a grace period.

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 COMPARISON                       Like fixed benefit life insurance, the Policy
 WITH OTHER                       offers a death benefit and can provide a cash
 INSURANCE                        value, loan privileges and a value on
 POLICIES                         surrender. However, the Policy differs from a
                                  fixed benefit policy because it allows you to
                                  place your premiums in investment subaccounts.
                                  The amount and duration of life insurance
                                  protection and of the Policy's cash value will
                                  vary with the investment performance of the
                                  amounts you place in the subaccounts. In
                                  addition, the cash value and net surrender
                                  value will always vary with the investment
                                  results of your selected subaccounts.

                                  As you consider purchasing this Policy, keep
                                  in mind that it may not be to your advantage
                                  to replace existing insurance with the Policy.
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 ILLUSTRATIONS                    The illustrations in this prospectus are based
                                  on hypothetical rates of return that are not
                                  guaranteed. They illustrate how the specified
                                  amount, Policy charges and hypothetical rates
                                  of return affect death benefit levels, cash
                                  value and net surrender value of the Policy.
                                  We may also illustrate Policy values based on
                                  the adjusted historical performance of the
                                  portfolios since the portfolios' inception,
                                  reduced by Policy and subaccount charges. The
                                  hypothetical and adjusted historic portfolio
                                  rates illustrated should not be considered to
                                  represent past or future performance. It is
                                  almost certain that actual rates of return may
                                  be higher or lower than those illustrated, so
                                  that the values under your Policy will be
                                  different from those in the illustrations.
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AUSA LIFE AND THE FIXED ACCOUNT
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AUSA LIFE

     AUSA Life Insurance Company, Inc. is the insurance company issuing the Policy. AUSA Life was incorporated under the name Zurich Life Insurance Company on October 3, 1947. The name was changed to Dreyfus Life Insurance Company and then to AUSA Life Insurance Company, Inc. on September 24, 1993. AUSA Life merged with International Life Investors Insurance Company on July 1, 1996 and merged with First Providian Life and Health Insurance Company on October 1, 1998, with AUSA Life being the surviving entity. We have established the separate account to support the investment options under this Policy and under other variable life insurance policies we issue. Our general account supports the fixed account under the Policy. AUSA Life intends to sell this Policy only in the State of New York.


THE FIXED ACCOUNT

     The fixed account is part of AUSA Life's general account. We use general account assets to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, AUSA Life has sole discretion over the investment of the fixed account's assets. AUSA Life bears the full investment risk for all amounts contributed to the fixed account. AUSA Life guarantees that the amounts allocated to the fixed account will be credited interest daily at an annual net effective interest rate of at least 3.0%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

     Money you place in the fixed account will earn interest compounded daily at a current interest rate in effect at the time of your allocation. Unless otherwise required by state law, we will restrict your allocations and transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000. We may declare current interest rates from time to time. We may declare more than one interest rate for different money based upon the date of allocation or transfer to the fixed account. When we declare a higher current interest rate on amounts allocated to the fixed account, we guarantee the higher rate on those amounts for at least one year (the "guarantee period") unless those amounts are transferred to the loan reserve. At the end of the guarantee period we may declare a new current interest rate on those amounts and any accrued interest thereon. We will guarantee this new current interest rate for another guarantee period. We credit interest greater than 3.0% during any guarantee period at our sole discretion. You bear the risk that interest we credit will not exceed 3.0%.

     We allocate amounts from the fixed account for cash withdrawals, transfers to the subaccounts, or monthly deduction charges on a last in, first out basis ("LIFO") for the purpose of crediting interest.

     THE FIXED ACCOUNT HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT.

THE SEPARATE ACCOUNT AND THE PORTFOLIOS
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THE SEPARATE ACCOUNT


     The separate account is divided into subaccounts, each of which invests in shares of a specific portfolio of a fund. You may direct the money in your Policy to a total of 16 active subaccounts of the separate account at any one time. These subaccounts buy and sell portfolio shares at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.


     Income, gains, and losses credited to, or charged against, a subaccount of the separate account reflect the subaccount's own investment experience and not the investment experience of our other assets. The separate account's assets may not be used to pay any of our liabilities other than those arising from the Policies. If the separate account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

     The separate account may include other subaccounts that are not available under the Policies and are not discussed in this prospectus. We may substitute another subaccount, portfolio or insurance company separate account under the Policies if, in our judgment, investment in a subaccount or portfolio would no longer be possible or becomes inappropriate to the purposes of the Policies, or if investment in another subaccount or insurance company separate account is in the best interest of owners. No substitution shall take place without notice to owners and prior approval of the Securities and Exchange Commission ("SEC") and insurance company regulators, to the extent required by the Investment Company Act of 1940, as amended (the "1940 Act") and applicable law.

THE FUNDS

     The separate account invests in shares of the portfolios. Each portfolio is an investment division of a fund, which is an open-end management investment company registered with the SEC. Such registration does not involve supervision of the management or investment practices or policies of the portfolios by the SEC.


     Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio has no effect on the investment performance of any other portfolio.


     Each portfolio's investment objective(s) and policies are summarized below. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S). Certain portfolios may have investment objectives and policies similar to other portfolios that are managed by the same investment adviser or sub-adviser. The investment results of the portfolios, however, may be higher or lower than those of such other portfolios. We do not guarantee or make any representation that the investment results of the portfolios will be comparable to any other portfolio, even those with the same investment adviser or manager. YOU CAN FIND MORE DETAILED INFORMATION ABOUT THE PORTFOLIOS, INCLUDING A DESCRIPTION OF RISKS, IN THE FUND PROSPECTUSES. YOU SHOULD READ THE FUND PROSPECTUSES CAREFULLY.



PORTFOLIO                    SUB-ADVISER OR ADVISER              INVESTMENT OBJECTIVE
------------------           -------------------------           ----------------------------------
MUNDER NET50           ->    Munder Capital                ->    Seeks long-term capital
                             Management                          appreciation.

VAN KAMPEN             ->    Van Kampen                    ->    Seeks capital appreciation by
EMERGING                     Asset Management Inc                investing primarily in common
GROWTH                                                           stocks of small and medium-
                                                                 sized companies.

T. ROWE PRICE          ->    T. Rowe Price                 ->    Seeks long-term growth of
SMALL CAP                    Associates, Inc.                    capital by investing primarily in
                                                                 common stocks of small growth
                                                                 companies.

PILGRIM BAXTER         ->   Pilgrim Baxter &              ->    Seeks capital appreciation.
MID CAP GROWTH               Associates, Ltd.

ALGER AGGRESSIVE       ->    Fred Alger                   ->     Seeks long-term capital
GROWTH                       Management, Inc.                    appreciation.

THIRD AVENUE           ->    EQSF Advisers, Inc.          ->     Seeks long-term capital
VALUE                                                            appreciation.

VALUE LINE             ->    Value Line, Inc.             ->     Seeks to realize capital growth.
AGGRESSIVE
GROWTH

GE INTERNATIONAL       ->    GE Asset Management          ->     Seeks long-term growth of
EQUITY                       Incorporated                        capital.

GABELLI GLOBAL         ->    Gabelli Asset                ->     Seeks to provide investors with
GROWTH                       Management Company                  appreciation of capital. Current
                                                                 income is a secondary objective.

GREAT COMPANIES        ->    Great Companies, L.L.C.      ->     Seeks long-term growth of
-- GLOBAL(2)                                                     capital in a manner consistent
                                                                 with preservation of capital.

GREAT COMPANIES        ->    Great Companies, L.L.C.      ->     Seeks long-term growth of
-- TECHNOLOGY(SM)                                                capital.

JANUS GROWTH           ->    Janus Capital                ->     Seeks growth of capital.
                             Corporation

PORTFOLIO                    SUB-ADVISER OR ADVISER              INVESTMENT OBJECTIVE
------------------           -------------------------           ----------------------------------
LKCM CAPITAL           ->    Luther King Capital          ->     Seeks long-term growth of
GROWTH                       Management Corporation              capital through a disciplined
                                                                 investment approach focusing on
                                                                 companies with superior growth
                                                                 prospects.

GOLDMAN SACHS          ->    Goldman Sachs Asset          ->     Seeks long-term growth of
GROWTH                       Management                          capital.

GE U.S. EQUITY         ->    GE Asset Management          ->     Seeks long-term growth of
                             Incorporated                        capital.

GREAT COMPANIES        ->    Great Companies, L.L.C.      ->     Seeks long-term growth of
-- AMERICA(SM)                                                     capital.

SALOMON                ->    Salomon Brothers Asset       ->     Seeks capital appreciation.
ALL CAP                      Management Inc

FIDELITY VIP II        ->    Fidelity Management &        ->     Seeks long-term capital apprecia-
CONTRAFUND(R)                Research Company                    tion by investing primarily in a
PORTFOLIO --                                                     broad variety of common stocks,
SERVICE CLASS 2                                                  using both growth-oriented and
                                                                 contrarian disciplines.

C.A.S.E. GROWTH        ->    C.A.S.E.                     ->     Seeks annual growth of capital
                             Management, Inc.                    through investment in companies
                                                                 whose management, financial
                                                                 resources and fundamentals
                                                                 appear attractive on a scale
                                                                 measured against each company's
                                                                 present value.

DREYFUS MID CAP        ->    The Dreyfus                  ->     Seeks total investment returns
                             Corporation                         (including capital appreciation
                                                                 and income), which consistently
                                                                 outperform the S&P 400 Mid
                                                                 Cap Index.

NWQ VALUE              ->    NWQ Investment               ->     Seeks to achieve maximum,
EQUITY                       Management                          consistent total return with
                             Company, Inc.                       minimum risk to principal.

FIDELITY VIP           ->    Fidelity Management &        ->     Seeks reasonable income by
EQUITY-INCOME                Research Company                    investing primarily in income-
PORTFOLIO --                                                     producing equity securities.
SERVICE CLASS 2

FIDELITY VIP III       ->    Fidelity Management &        ->     Seeks capital growth by investing
GROWTH                       Research Company                    in a wide range of common
OPPORTUNITIES                                                    domestic and foreign stocks, and
PORTFOLIO --                                                     securities convertible into
SERVICE CLASS 2                                                  common stocks.

PORTFOLIO                     SUB-ADVISER OR ADVISER             INVESTMENT OBJECTIVE
-------------------           ------------------------           ------------------------------------
T. ROWE PRICE           ->    T. Rowe Price               ->     Seeks to provide an increasing
DIVIDEND GROWTH               Associates, Inc.                   level of dividend income,
                                                                 long-term capital appreciation
                                                                 and reasonable current income
                                                                 through investments primarily in
                                                                 dividend paying stocks.

DEAN ASSET              ->    Dean Investment             ->     Seeks preservation of capital and
ALLOCATION                    Associates                         competitive investment returns.

LKCM STRATEGIC          ->    Luther King Capital         ->     Seeks to provide current income,
TOTAL RETURN                  Management                         long-term growth of income and
                              Corporation                        capital appreciation.

J.P. MORGAN REAL        ->    J.P. Morgan Investment      ->     Seeks long-term total return from
ESTATE SECURITIES             Management Inc.                    investments primarily in equity
                                                                 securities of real estate
                                                                 companies. Total return will
                                                                 consist of realized and unrealized
                                                                 capital gains and losses plus
                                                                 income.

FEDERATED GROWTH        ->    Federated Investment        ->     Seeks total return by investing in
& INCOME                      Counseling                         securities that have defensive
                                                                 characteristics.

AEGON BALANCED          ->    AEGON USA                   ->     Seeks preservation of capital,
                              Investment                         reduced volatility, and superior
                              Management, Inc.                   long-term risk-adjusted returns.

AEGON BOND              ->    AEGON USA                   ->     Seeks the highest possible
                              Investment                         current income within the
                              Management, Inc.                   confines of the primary goal of
                                                                 insuring the protection of capital.

J.P. MORGAN             ->    J.P. Morgan Investment      ->     Seeks to obtain maximum current
MONEY MARKET                  Management Inc.                    income consistent with the
                                                                 preservation of principal and
                                                                 maintenance of liquidity.

     AEGON/Transamerica Advisers, located at 570 Carillon Parkway, St. Petersburg, Florida 33716, a wholly-owned subsidiary of Western Reserve Life Assurance Co. of Ohio ("Western Reserve"), serves as investment adviser to the Series Fund and manages the Series Fund in accordance with policies and guidelines established by the Series Fund's Board of Directors. For certain portfolios, AEGON/Transamerica Advisers has engaged investment sub-advisers to provide portfolio management services. AEGON/
Transamerica Advisers and each investment sub-adviser are registered investment advisers under the Investment Advisers Act of 1940, as amended. See the Series Fund prospectus for more information regarding AEGON/Transamerica Advisers and the investment sub-advisers.

     FMR, located at 82 Devonshire Street, Boston, Massachusetts 02109, serves as investment adviser to the Fidelity VIP Funds and manages the Fidelity VIP Funds in accordance with policies and guidelines established by the Fidelity VIP Funds' Board of Trustees. For certain portfolios, FMR has engaged investment sub-advisers to provide portfolio management services with regard to foreign investments. FMR and each sub-adviser are registered investment advisers under the Investment Advisers Act of 1940, as amended. See the Fidelity VIP Funds prospectuses for more information regarding FMR and the investment sub-advisers.

     In addition to the separate account, shares of the portfolios are also sold to other separate accounts that we (or our affiliates) establish to support variable annuity contracts and variable life insurance policies. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the portfolios simultaneously. Neither we nor the funds currently foresee any such disadvantages, either to variable life insurance policyowners or to variable annuity contract owners. However, each fund's Board of Directors/Trustees will monitor events in order to identify any material conflicts between the interests of such variable life insurance policyowners and variable annuity contract owners, and will determine what action, if any, it should take. Such action could include the sale of portfolio shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity contract owners.


     If a fund's Board of Directors/Trustees were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, AUSA Life will bear the attendant expenses, but variable life insurance policyowners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

     We do not guarantee that each portfolio will always be available for investment through the Policy. We reserve the right, subject to compliance with applicable law, to add new portfolios, close existing portfolios, or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will only add, delete or substitute shares of another portfolio of a fund (or of another open-end, registered investment company) if the shares of a portfolio are no longer available for investment, or if in our judgement further investment in any portfolio would become inappropriate in view of the purposes of the separate account. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. We may also decide to purchase for the separate account securities from other portfolios. We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs.

     We also reserve the right to establish additional subaccounts of the separate account, each of which would invest in a new portfolio of a fund, or in shares of another investment company, with specified investment objectives. We may establish new subaccounts when, in our sole discretion, marketing, tax or investment conditions warrant. We will make any new subaccounts available to existing owners on a basis we determine. We may also eliminate one or more subaccounts for the same reasons as stated above.

     In the event of any such substitution or change, we may make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If we deem it to be in the best interests of persons having voting rights under the Policies, and when permitted by law, the separate account may be (1) operated as a management company under the 1940 Act, (2) deregistered under the 1940 Act in the event such registration is no longer required, (3) managed under the direction of a committee, or (4) combined with one or more other separate accounts, or subaccounts.


YOUR RIGHT TO VOTE PORTFOLIO SHARES


     Even though we are the legal owner of the portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as policyowners instruct, so long as such action is required by law. See Tax Status of the Policy p. 57.


     Before a vote of a portfolio's shareholders occurs, you will receive voting materials from us. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of cash value you have in that portfolio (as of a date set by the portfolio).

     If we do not receive voting instructions on time from some policyowners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to policyowners advising you of the action and the reasons we took such action.

THE POLICY
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PURCHASING A POLICY

     To purchase a Policy, you must submit a completed application and an initial premium to us through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with AFSG Securities Corporation, the principal underwriter for the Policy.

     Please submit your applications to:
              AUSA Life
              P.O. Box 9054
              Clearwater, Florida 33758-9054


     You select the specified amount of insurance coverage for your Policy within the following limits. Our current minimum specified amount for a Policy for issue ages 0-49 is generally $100,000. It declines to $50,000 for issue ages 50-85. We currently charge lower cost of insurance rates for Policies with specified amounts in higher bands of coverage. We offer the following specified amount bands of coverage:


     o  band 1: $100,000 - $249,999 ($50,000 - $249,999 for issue ages 50 and older)
     o  band 2: $250,000 - $499,999
     o  band 3: $500,000 - $999,999
     o  band 4: $1,000,000 and over


     We will generally only issue a Policy to you if you provide sufficient evidence that the insured meets our insurability standards. Your application is subject to our underwriting rules, and we may reject any application for any reason permitted by law. We will not issue a Policy to you if the insured is over age 85. The insured must be insurable and acceptable to us under our underwriting rules on the later of:
   o  the date of your application; or
   o the date the insured completes all of the medical tests and examinations that we require.

TAX-FREE `SECTION 1035' EXCHANGES

     You generally exchange one life insurance policy for another in a "tax-free exchange" under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both life insurance policies carefully. Remember that if you exchange another life insurance policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy, there will be a new surrender charge period for this Policy, and other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may also have to pay federal income tax on the exchange. You should not exchange another life insurance policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).


UNDERWRITING STANDARDS

     This Policy uses mortality tables that distinguish between men and women. As a result, the Policy pays different benefits to men and women of the same age.

     Your cost of insurance charge will vary by the insured's gender, issue age on the Policy date, issue age at the time of any increase in specified amount, rate band, length of time from the Policy date or from the date of any increase in specified amount, and rate class. We currently place insureds into the following rate classes:

   o  ultimate select (preferred) non-tobacco use;
   o  select (non-preferred) non-tobacco use;

   o  ultimate standard (preferred) tobacco use;
   o  standard (non-preferred) tobacco use; and
   o  juvenile - under 18.


     We also place insureds in various sub-standard rate classes, which involve a higher mortality risk and higher charges. We generally charge higher rates for insureds who use tobacco. We charge lower cost of insurance rates for insureds who are in an "ultimate class." An ultimate class is only available if our underwriting guidelines require you to take a blood test because of the specified amount you have chosen.


WHEN INSURANCE COVERAGE TAKES EFFECT


     Insurance coverage under the Policy will take effect only if the insured(s) is alive and in the same condition of health as described in the application when the Policy is delivered to the owner, and if the initial premium required under the Policy as issued is paid.


     CONDITIONAL INSURANCE COVERAGE. If you pay the full initial premium listed in the conditional receipt attached to the application, and we deliver the conditional receipt to you, the insured will have conditional insurance coverage under the terms of the conditional receipt. Conditional insurance coverage is void if the check or draft you gave us to pay the initial premium is not honored when we first present it for payment.


 THE AMOUNT OF                  o  the specified amount applied for; or
 CONDITIONAL INSURANCE          o  $300,000
 COVERAGE IS THE LESSER OF:     reduced by all amounts payable under all life insurance applica-
                                tions that the insured has pending with us.


 CONDITIONAL LIFE INSURANCE     o  the date of your application; or
 COVERAGE BEGINS ON THE         o  the date the insured completes all of the medical tests and
 LATER OF:                         examinations that we initially require; or
                                o  the date of issue, if any, requested in the application.



 CONDITIONAL LIFE INSURANCE     o  the date we determine the insured has satisfied our
 COVERAGE TERMINATES               underwriting requirements and the insurance applied for
 AUTOMATICALLY ON THE              takes effect (the Policy date); or
 EARLIEST OF:                   o  60 days from the date the application was completed; or
                                o  the date we determine that any person proposed for
                                   insurance in the application is not insurable according to our rules, limits and standards for the plan, amount and
                                   rate class shown in the application; or
                                o  the date we modify the plan, amount, riders and/or the
                                   premium rate class shown in the application, or any
                                   supplemental agreements.

     After 5 days we will mail notice of the ending of coverage and we will refund the first premium to the applicant at the address shown on the application.




 SPECIAL LIMITATIONS OF THE     o  the conditional receipt will be void:
 CONDITIONAL RECEIPT:              ->   if not signed by an authorized agent of AUSA
                                        Life; or
                                   ->   in the event the application contains any material
                                        misrepresentation; or
                                   ->   if, on the date of the conditional receipt, the
                                        proposed insured is under 15 days of age or over
                                        85 years of age.
                                o  the conditional receipt does not provide benefits for
                                   accidental death benefits.
                                o  the conditional receipt does not provide benefits if any proposed insured commits suicide. In this case, AUSA
                                   Life's liability will be limited to return of the first
                                   premium paid with the application.



     FULL INSURANCE COVERAGE AND ALLOCATION OF INITIAL PREMIUM. Once we determine that the insured meets our underwriting requirements and you have paid the initial premium, full insurance coverage will begin and we will begin to take the monthly deductions from your net premium. This date is the Policy date. In the event you exercise your free-look right, we will place your full premium in the reallocation account until the reallocation date. On the reallocation date (or on the record date if your Policy is backdated), we will allocate your initial net premium, minus monthly deductions, to the fixed account and the subaccounts you selected on your application. While held in the reallocation account, net premium(s) will be credited with interest at the current fixed account rate. See Reallocation Account p. 31.

     On any day we credit net premiums or transfer cash value to a subaccount, we will convert the dollar amount of the net premium (or transfer) into subaccount units at the unit value for that subaccount, determined at the end of the day on which we receive the premium or transaction request at our office. We will credit amounts to the subaccounts only on a valuation date, that is, on a date the New York Stock Exchange ("NYSE") is open for trading. See Policy Values p. 32.


BACKDATING A POLICY

     If you request, we may backdate a Policy by assigning a Policy date earlier than the date the Policy is issued. However, in no event will we backdate a Policy earlier than the earliest date allowed by state law or by our underwriting rules. Your request must be in writing and, if we approve the request, will amend your application.

     Cost of insurance charges are based in part on the age of the insured on the Policy date or on the date of any increase in specified amount. Generally, cost of insurance charges are lower at a younger age. We will deduct the monthly deduction, including cost of insurance charges, for the period that the Policy is backdated. THIS MEANS THAT WHILE THE

MONTHLY DEDUCTION MAY BE LOWER THAN WHAT WOULD HAVE BEEN CHARGED HAD WE NOT BACKDATED THE POLICY, YOU WILL BE PAYING FOR INSURANCE DURING A PERIOD WHEN THE POLICY WAS NOT IN FORCE.


OWNERSHIP RIGHTS

     The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner's estate. The owner may exercise certain rights described below.


 CHANGING THE     o  Change the owner by providing written notice to us at our
 OWNER               administrative office at any time while the insured is alive and the Policy is in force.
                  o  Change is effective as of the date that the written notice is accepted by us.
                  o  Changing the owner does not automatically change the
                     beneficiary.
                  o  Changing the owner may have tax consequences. You
                     should consult a tax advisor before changing the owner.
                  o  We are not liable for payments we made before we
                     received the written notice at our administrative office.



 CHOOSING THE     o  The owner designates the beneficiary (the person to
 BENEFICIARY         receive the death benefit when the insured dies) in the
                     application.
                  o  If the owner designates more than one beneficiary, then each beneficiary shares equally in any death benefit
                     proceeds unless the beneficiary designation states
                     otherwise.
                  o  If the beneficiary dies before the insured, then any
                     contingent beneficiary becomes the beneficiary.
                  o  If both the beneficiary and contingent beneficiary die
                     before the insured, then the death benefit will be paid to the owner or the owner's estate upon the insured's death.


 CHANGING THE     o  The owner changes the beneficiary by providing written
 BENEFICIARY         notice to us at our administrative office.
                  o  Change is effective as of the date the owner signs the
                     written notice.
                  o  We are not liable for any payments we made before we
                     received the written notice at our administrative office.

 ASSIGNING THE POLICY     o  The owner may assign Policy rights while the insured is alive.
                          o  The owner retains any ownership rights that are not
                             assigned.
                          o  Assignee may not change the owner or the beneficiary, and may not elect or change an optional method of payment.
                             Any amount payable to the assignee will be paid in a
                             lump sum.
                          o  Claims under any assignment are subject to proof of
                             interest and the extent of the assignment.
                          o  We are not:
                             ->   bound by any assignment unless we receive a
                                  written notice of the assignment;
                             ->   responsible for the validity of any assignment;
                             ->   liable for any payment we made before we
                                  received written notice of the assignment; or
                             ->   bound by any assignment which results in adverse
                                  tax consequences to the owner, insured(s) or
                                  beneficiary(ies).
                          o  Assigning the Policy may have tax consequences. You
                             should consult a tax advisor before assigning the Policy.

CANCELING A POLICY


     You may cancel a Policy for a refund during the "free-look period" by returning it to our administrative office, to one of our branch offices or to the agent who sold you the Policy. The free-look period expires 10 days after you receive the Policy. If you decide to cancel the Policy during the free-look period, we will treat the Policy as if it had never been issued. We will pay the refund within seven days after we receive the returned Policy at our administrative office. The amount of the refund will be the total of all premiums you paid under the Policy.


PREMIUMS
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PREMIUM FLEXIBILITY


     You generally have flexibility to determine the frequency and the amount of the premiums you pay. Unlike conventional insurance policies, you do not have to pay your premiums according to a rigid and inflexible premium schedule. Before we issue the Policy to you, we may require you to pay a premium at least equal to a minimum monthly guarantee premium set forth in your Policy. Thereafter (subject to the limitations described below), you may make unscheduled premium payments at any time and in any amount over $50. Under some circumstances, you may be required to pay extra premiums to prevent a lapse. Your minimum monthly guarantee premium may change if you request a change in your Policy. If this happens, we will notify you of the new minimum monthly guarantee premium.

PLANNED PERIODIC PAYMENTS

     You will determine a planned periodic payment schedule which allows you to pay level premiums at fixed intervals over a specified period of time. You are not required to pay premiums according to this schedule. You may change the amount, frequency, and the time period over which you make your planned periodic payments. Please be sure to notify us or your agent/registered representative of any address changes so that we may be able to keep your current address on record.


     Even if you make your planned periodic payments on schedule, your Policy may still lapse. The duration of your Policy depends on the Policy's net surrender value. If the net surrender value is not high enough to pay the monthly deduction when due (and your no lapse period has expired) then your Policy will lapse (unless you make the payment we specify during the 61-day grace period). See Policy Lapse and Reinstatement p. 55.


MINIMUM MONTHLY GUARANTEE PREMIUM

     The full initial premium is the only premium you are required to pay under the Policy. However, you greatly increase your risk of lapse if you do not regularly pay premiums at least as large as the current minimum monthly guarantee premium.


     Until the no lapse date shown on your Policy schedule page, we guarantee that your Policy will not lapse, so long as on any Monthiversary you have paid total premiums (MINUS any cash withdrawals, MINUS any outstanding loan amount, and MINUS any decrease charge) that equal or exceed the sum of the minimum monthly guarantee premiums in effect for each month from the Policy date up to and including the current month. If you take a cash withdrawal, a loan, or if you increase or decrease your specified amount, you may need to pay additional premiums in order to keep the no lapse guarantee in place.


     The initial minimum monthly guarantee premium is shown on your Policy's schedule page, and depends on a number of factors, including the age, gender, and rate class of the insured, and the specified amount requested. We will adjust the minimum monthly guarantee premium if you change death benefit options, increase or decrease the specified amount, or if any of the riders are added, increased or decreased. We will notify you of the new minimum monthly guarantee premium.

     AFTER THE NO LAPSE PERIOD ENDS, PAYING THE CURRENT MINIMUM MONTHLY GUARANTEE PREMIUM EACH MONTH WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. YOU MAY NEED TO PAY ADDITIONAL PREMIUMS TO KEEP THE POLICY IN FORCE.

NO LAPSE PERIOD

     Until the no lapse date shown on your Policy schedule page, your Policy will remain in force and no grace period will begin, even if your net surrender value is too low to pay the monthly deduction, so long as:

     o the total amount of the premiums you paid (minus any cash withdrawals, outstanding loan amount, and any decrease charge) is equal to or exceeds:

     -> the sum of the minimum monthly guarantee premium in effect for each month from the Policy date up to and including the current month.

PREMIUM LIMITATIONS

     Premium payments must be at least $50 if paid monthly and $600 if paid annually ($1,000 if by wire). We may return premiums less than $50. We will not allow you to make any premium payments that would cause the total amount of the premiums you pay to exceed the current maximum premium limitations which qualify the Policy as life insurance according to federal tax laws. This maximum is set forth in your Policy. If you make a payment that would cause your total premiums to be greater than the maximum premium limitations, we will return the excess portion of the premium payment. We will not permit you to make additional premium payments until they are allowed by the maximum premium limitations. In addition, we reserve the right to refund a premium if the premium would increase the death benefit by more than the amount of the premium.


MAKING PREMIUM PAYMENTS

     We will consider any payments you make to be premium payments, unless you clearly mark them as loan repayments. We will deduct certain charges from your premium payments (see Premium Charges--Premium Expense Charge p. 40). We will accept premium payments by wire transfer.

     If you wish to make payments by wire transfer, you should instruct your bank to wire federal funds as follows:

                            All First Bank of Baltimore
                            ABA #052000113
                            For credit to: AUSA Life
                            Account #: 89573171
                            Policyowner's Name:
                            Policy Number:
                            Attention: General Accounting



     TAX-FREE EXCHANGES ("1035 Exchanges") (see Tax-Free "Section 1035" Exchanges p. 24). We will accept part or all of your initial premium from one or more contracts insuring the same insured that qualify for tax-free exchanges under Section 1035 of the Internal Revenue Code. If you contemplate such an exchange, you should consult a competent tax advisor to learn the potential tax effects of such a transaction.

     Subject to our underwriting requirements, we will permit you to make one additional cash payment within three business days of our receipt of the proceeds from the 1035 Exchange before we finalize your Policy's specified amount.


ALLOCATING PREMIUMS


     You must instruct us on how to allocate your net premium among the subaccounts and the fixed account. You may allocate your premium to a total of 16 active subaccounts at any one time. You must follow these guidelines:

     o  allocation percentages must be in whole numbers;

     o if you select dollar cost averaging, you must have at least $5,000 in each subaccount from which we will make transfers and you must transfer at least a total of $1,000 monthly;

     o if you select asset rebalancing, the cash value of your Policy, if an existing Policy, or your minimum initial premium, if a new Policy, must be at least $5,000; and

     o unless otherwise required by state law, we may restrict your allocations to the fixed account if the fixed account value following the allocation would exceed $500,000.

     You may change the allocation instructions for additional premium payments without charge at any time by writing us or calling us at 1-800-322-7353, extension 2555 Monday - Friday 8:00 a.m. - 5:00 p.m. Eastern time. The change will be effective at the end of the valuation date on which we receive the change. Upon instructions from you, the registered representative/agent of record for your Policy may also change your allocation instructions for you. The minimum amount you can allocate to a particular subaccount is 1.0% of a net premium payment. We reserve the right to limit the number of premium allocation changes you make to one per Policy year quarter.


     Whenever you direct money into a subaccount, we will credit your Policy with the number of units for that subaccount that can be bought for the dollar payment. We price each subaccount unit using the unit value determined at the end of the day after the closing of the regular business session of the NYSE (usually at 4:00 p.m. Eastern time). We will credit amounts to the subaccounts only on a valuation date, that is, on a date the NYSE is open for trading. See Policy Values below. Your cash value will vary with the investment experience of the subaccounts in which you invest. YOU BEAR THE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS.

     You should periodically review how your cash value is allocated among the subaccounts and the fixed account because market conditions and your overall financial objectives may change.


     REALLOCATION ACCOUNT. We will allocate the initial net premium on the record date to the reallocation account as shown on your Policy schedule page. While held in the reallocation account, net premium(s) will be credited with interest at the current fixed account rate and reduced by any monthly deductions due. The net premiums will remain in the reallocation account until the reallocation date. The reallocation date is the record date plus fifteen days. Please contact your agent for details concerning the free-look period.

     On the first valuation date on or after the reallocation date, we will reallocate all cash value from the reallocation account to the fixed account and the subaccounts you selected on the application. If you requested dollar cost averaging, on the reallocation date we will reallocate the cash value either to the fixed account, the AUSA J.P. Morgan Money Market subaccount or the AUSA AEGON Bond subaccount (depending on which account you selected on your application).

POLICY VALUES
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CASH VALUE


     o varies from day to day, depending on the investment experience of the subaccounts you choose, the interest credited to the fixed account, the charges deducted and any other Policy transactions (such as additional premium payments, transfers, withdrawals and Policy loans).

     o  serves as the starting point for calculating values under a Policy.

     o  equals the sum of all values in each subaccount and the fixed account.

     o  is determined on the Policy date and on each valuation date.

     o has no guaranteed minimum amount and may be more or less than premiums paid.

     o includes any amounts held in the fixed account to secure any outstanding Policy loan.


NET SURRENDER VALUE



     The net surrender value is the amount we pay when you surrender your Policy. We determine the net surrender value at the end of the valuation period when we receive your written surrender request at our administrative office.



 NET SURRENDER      o  the cash value as of such date; MINUS
 VALUE ON ANY       o  any surrender charge as of such date; MINUS
 VALUATION DATE     o  any outstanding Policy loan amount.
 EQUALS:


SUBACCOUNT VALUE

     Each subaccount's value is the cash value in that subaccount. At the end of any valuation period, the subaccount's value is equal to the number of units that the Policy has in the subaccount, multiplied by the unit value of that subaccount.

 THE NUMBER OF     o  the initial units purchased at unit value on the reallocation
 UNITS IN ANY         date; PLUS
 SUBACCOUNT ON     o  units purchased with additional net premium(s); PLUS
 ANY VALUATION     o  units purchased via transfers from another subaccount or
 DATE EQUALS:         the fixed account; MINUS

     o  units redeemed to pay for monthly deductions; MINUS
     o  units redeemed to pay for cash withdrawals; MINUS
     o units redeemed as part of a transfer to another subaccount or the fixed account; MINUS
     o units redeemed to pay partial surrender charges, decrease charges and transfer charges.


     Every time you allocate, transfer or withdraw money to or from a subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the allocation, transfer or cash withdrawal by the unit value for that subaccount next determined at the end of the valuation period on which the premium, transfer request or cash withdrawal request is received at our administrative office.


SUBACCOUNT UNIT VALUE

     The value (or price) of each subaccount unit will reflect the investment performance of the portfolio in which the subaccount invests. Unit values will vary among subaccounts. The unit value of each subaccount was originally established at $10 per unit. The unit value may increase or decrease from one valuation period to the next.



 THE UNIT VALUE        o  the total value of the portfolio shares held in the
 OF ANY                   subaccount, including the value of any dividends or capital
 SUBACCOUNT AT            gains distribution declared and reinvested by the portfolio
 THE END OF A             during the valuation period. This value is determined by
 VALUATION                multiplying the number of portfolio shares owned by the
 PERIOD                   subaccount by the portfolio's net asset value per share
 IS CALCULATED AS:        determined at the end of the valuation period; MINUS
                       o  a charge equal to the daily net assets of the subaccount multiplied by the daily equivalent of the daily charge;
                          MINUS
                       o  the accrued amount of reserve for any taxes or other
                          economic burden resulting from applying tax laws that we
                          determine to be properly attributable to the subaccount
                          subject to prior approval by the Superintendent of
                          Insurance of New York State; AND THE RESULT DIVIDED BY
                       o  the number of outstanding units in the subaccount before the purchase or redemption of any units on that date.


     The portfolio in which any subaccount invests will determine its net asset value per share once daily, as of the close of the regular business session of the NYSE (usually 4:00 p.m. Eastern time), which coincides with the end of each valuation period.

FIXED ACCOUNT VALUE

     On the reallocation date, the fixed account value is equal to the cash value allocated to the fixed account.

 THE FIXED ACCOUNT       o  the sum of net premium(s) allocated to the fixed account;
 VALUE AT THE END OF        PLUS
 ANY VALUATION           o  any amounts transferred from a subaccount to the fixed
 PERIOD IS EQUAL TO:        account; PLUS
                         o  total interest credited to the fixed account; MINUS
                         o  amounts charged to pay for monthly deductions; MINUS
                         o  amounts withdrawn or surrendered from the fixed account;
                            MINUS
                         o  amounts transferred from the fixed account to a
                            subaccount.


TRANSFERS
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GENERAL



     You or your agent/registered representative of record may make transfers among a total of 16 active subaccounts or from the subaccounts to the fixed account. We determine the amount you have available for transfers at the end of the valuation period when we receive your transfer request at our office. WE MAY MODIFY OR REVOKE THE TRANSFER PRIVILEGE AT ANY TIME. The following features apply to transfers under the Policy:



  [check] You may make an unlimited number of "non-substantive" transfers in a Policy year among the subaccounts, although we do limit "substantive" transfers, as discussed below.
  [check] You may make one transfer from the fixed account in a Policy year
          (unless you choose dollar cost averaging from the fixed account).

  [check] Unless otherwise required by state law, we may restrict transfers to the fixed account, if the fixed account value following the transfer would exceed $500,000.

  [check] You may request transfers in writing (in a form we accept), by fax or by telephone.
  [check] There is no minimum amount that must be transferred.
  [check] There is no minimum amount that must remain in a subaccount after a transfer.
  [check] We deduct a $25 charge from the amount transferred for each transfer in excess of 12 transfers in a Policy year.
  [check] We consider all transfers made in any one day to be a single transfer.
  [check] Transfers resulting from loans, conversion rights, reallocation of cash value immediately after the reallocation date, and transfers from the fixed account are NOT treated as transfers for the purpose of the transfer charge.
  [check] Transfers under dollar cost averaging and asset rebalancing are treated as transfers for purposes of the transfer charge.

     The Policy's transfer privilege is not intended to afford policyowners a way to speculate on short-term movements in the market. Excessive use of the transfer privilege can disrupt the management of the portfolios and increase transaction costs. Accordingly, we have established a policy of limiting excessive transfer activity. We will limit transfer activity to two substantive transfers (at least 30 days apart) from each portfolio, except from J.P. Morgan Money Market, during any 12-month period. We interpret "substantive" to mean either a dollar amount large enough to have a negative impact on a portfolio's operations or a series of movements between portfolios. We currently do not limit non-substantive transfers.

     The Policy you are purchasing was not designed for professional market timing organizations or other persons that use programmed, large, or frequent transfers. The use of such transfers may be disruptive to the underlying portfolio and increase transaction costs. We reserve the right to reject any premium payment or transfer request from any person if, in our judgment, the payment or transfer or series of transfers would have a negative impact on a portfolio's operations or if a portfolio would reject our purchase order. We may impose other restrictions on transfers or even prohibit them for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege.


     Your Policy, as applied for and issued, will automatically receive telephone transfer privileges unless you provide other instructions. The telephone transfer privileges allow you to give authority to the registered representative or agent of record for your Policy to make telephone transfers and to change the allocation of future payments among the subaccounts and the fixed account on your behalf according to your instructions. To make a telephone transfer, you may call us at 1-800-322-7353, extension 2555 Monday - Friday 8:00 a.m. - 5:00 p.m. Eastern time, or fax your instructions to 1-800-322-7361.


     Please note the following regarding telephone or fax transfers:

     -> We will employ reasonable procedures to confirm that telephone instructions are genuine.
     -> If we follow these procedures, we are not liable for any loss, damage, cost or expense from complying with telephone instructions we reasonably believe to be authentic. You bear the risk of any such loss.
     -> If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.
     -> Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to owners, and/or tape recording telephone instructions received from owners.
     ->   We may also require written confirmation of your order.
     -> If you do not want the ability to make telephone transfers, you should notify us in writing.

     -> Telephone or fax orders must be received at our administrative office before 4:00 p.m. Eastern time to assure same-day pricing of the transaction.

     -> WE WILL NOT BE RESPONSIBLE FOR SAME-DAY PROCESSING OF TRANSFERS IF FAXED TO A NUMBER OTHER THAN 1-800-322-7361.
     -> We will not be responsible for any transmittal problems when you fax us your order unless you report it to us within five business days and send us proof of your fax transmittal.

     ->   We may discontinue this option at any time.


     We cannot guarantee that telephone and faxed transactions will always be available. For example, our offices may be closed during severe weather emergencies or there may be interruptions in telephone or fax service beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.


     We will process any transfer order we receive at our administrative office before the NYSE closes (usually 4:00 p.m. Eastern time) using the subaccount unit value determined at the end of that session of the NYSE. If we receive the transfer order after the NYSE closes, we will process the order using the subaccount unit value determined at the close of the next regular business session of the NYSE.


FIXED ACCOUNT TRANSFERS

     You may make one transfer per Policy year from the fixed account unless you select dollar cost averaging from the fixed account. We reserve the right to require that you make the transfer request in writing. We must receive the transfer request no later than 30 days after a Policy anniversary. We will make the transfer at the end of the valuation date on which we receive the written request. The maximum amount you may transfer is limited to the greater of:

     ->   25% of the amount in the fixed account, or
     -> the amount you transferred from the fixed account in the immediately prior Policy year.


CONVERSION RIGHTS

     If, within 24 months of your Policy date, you transfer all of your subaccount values to the fixed account, then we will not charge you a transfer fee, even if applicable. You must make your request in writing.


     In the event of a material change in the investment policy of any portfolio, you may transfer all subaccount values to the fixed account without a transfer charge. We must receive your request to transfer all subaccount values to the fixed account within 60 days after the effective date of the change of investment policy or the date you receive notification of such change, whichever is later.

REDUCED PAID-UP BENEFIT

     You may transfer all values from the subaccounts to the fixed account and purchase a Reduced Paid-Up Benefit without incurring a transfer charge. We must receive your written request for such a transfer and purchase of a Reduced Paid-Up Benefit at least 30 days before the next Policy anniversary, and will no longer permit premium payments, Policy loans, withdrawals or transfers after receiving such written request.

     The amount of the Reduced Paid-Up Benefit is based upon:

     o  net surrender value on the date this benefit takes effect;
     o  the cost of insurance rates guaranteed in your Policy: and
     o  the guaranteed interest rate for the fixed account.


     The Reduced Paid-Up Benefit amount cannot exceed the current death benefit proceeds. Any net surrender value not used to purchase the Reduced Paid-Up Benefit will be paid to you. The amount of the Reduced Paid-Up Benefit will remain level and will not be less than that required by law.

     At any time preceding the death of the insured, you may surrender the Reduced Paid-Up Benefit for its then current value based on the guaranteed cost of insurance rates and the guaranteed interest rate for the fixed account specified in the Policy.


DOLLAR COST AVERAGING

     Dollar cost averaging is an investment strategy designed to reduce the average purchase price per unit. The strategy spreads the allocation of your premium into the subaccounts over a period of time. This potentially allows you to reduce the risk of investing most of your premium into the subaccounts at a time when prices are high. The success of this strategy is not assured and depends on market trends. You should consider carefully your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. We make no guarantee that dollar cost averaging will result in a profit or protect you against loss.


     Under dollar cost averaging, we automatically transfer a set dollar amount from the AUSA J.P. Morgan Money Market subaccount, the AUSA AEGON Bond subaccount or the fixed account to a subaccount that you choose. We will make the transfers monthly as of the end of the valuation date after the first Monthiversary after the reallocation date. We will make the first transfer in the month after we receive your request at our administrative office, provided that we receive the form by the 25th day of the month.



 TO START DOLLAR COST     ->   you must submit a completed form to us at our office
 AVERAGING:                    requesting dollar cost averaging;
                          ->   you must have at least $5,000 in each account from
                               which we will make transfers;
                          ->   your total transfers each month under dollar cost
                               averaging must be at least $1,000; and
                          ->   each month, you may not transfer more than one-tenth of
                               the amount that was in your fixed account at the
                               beginning of dollar cost averaging.


     You may request dollar cost averaging at any time. There is no charge for dollar cost averaging. However, each transfer under dollar cost averaging counts towards your 12 free transfers each year.

 DOLLAR                 ->   we receive your request to cancel your participation;
 COST AVERAGING         ->   the value in the accounts from which we make the
 WILL TERMINATE IF:          transfers is depleted;
                        ->   you elect to participate in the asset rebalancing program;
                             OR
                        ->   you elect to participate in any asset allocation services
                             provided by a third party.

     We may modify, suspend, or discontinue dollar cost averaging at any time.

ASSET REBALANCING PROGRAM


     We also offer an asset rebalancing program under which you may transfer amounts periodically to maintain a particular percentage allocation among the subaccounts you have selected. You cannot have more than 16 active subaccounts at any one time. Cash value allocated to each subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the cash value in the subaccounts at the end of each period to match your Policy's currently effective premium allocation schedule. Cash value in the fixed account and the dollar cost averaging program is not available for this program. This program does not guarantee gains. A subaccount may still have losses.


     You may elect asset rebalancing to occur on each quarterly, semi-annual or annual anniversary of the Policy date. Once we receive the asset rebalancing request form, we will effect the initial rebalancing of cash value on the next such anniversary, in accordance with the Policy's current premium allocation schedule. You may modify your allocations quarterly. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day the NYSE is open.



 TO START               ->   you must submit a completed asset rebalancing request
 ASSET REBALANCING:          form to us at our administrative office before the maturity date; and
                        ->   you must have a minimum cash value of $5,000 or make
                             a $5,000 initial premium payment.


     There is no charge for the asset rebalancing program. However, each reallocation we make under the program counts towards your 12 free transfers each year.

 ASSET REBALANCING     ->   you elect to participate in the dollar cost averaging
 WILL CEASE IF:             program;
                       ->   we receive your request to discontinue participation;
                       ->   you make ANY transfer to or from any subaccount other
                            than under a scheduled rebalancing; or
                       ->   you elect to participate in any asset allocation services
                            provided by a third party.

     You may start and stop participation in the asset rebalancing program at any time; but we restrict your right to re-enter the program to once each Policy year. If you wish to resume the asset rebalancing program, you must complete a new request form. We may modify, suspend, or discontinue the asset rebalancing program at any time.


THIRD PARTY ASSET ALLOCATION SERVICES


     We may provide administrative or other support services to independent third parties you authorize to conduct transfers on your behalf, or who provide recommendations as to how your subaccount values should be allocated. This includes, but is not limited to, transferring subaccount values among subaccounts in accordance with various investment allocation strategies that these third parties employ. These independent third parties may or may not be appointed AUSA Life agents for the sale of Policies. AUSA LIFE DOES NOT ENGAGE ANY THIRD PARTIES TO OFFER INVESTMENT ALLOCATION SERVICES OF ANY TYPE, SO THAT PERSONS OR FIRMS OFFERING SUCH SERVICES DO SO INDEPENDENT FROM ANY AGENCY RELATIONSHIP THEY MAY HAVE WITH AUSA LIFE FOR THE SALE OF POLICIES. AUSA LIFE THEREFORE TAKES NO RESPONSIBILITY FOR THE INVESTMENT ALLOCATIONS AND TRANSFERS TRANSACTED ON YOUR BEHALF BY SUCH THIRD PARTIES OR ANY INVESTMENT ALLOCATION RECOMMENDATIONS MADE BY SUCH PARTIES. AUSA Life does not currently charge you any additional fees for providing these support services. AUSA Life reserves the right to discontinue providing administrative and support services to owners utilizing independent third parties who provide investment allocation and transfer recommendations.


CHARGES AND DEDUCTIONS
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     This section describes the charges and deductions that we make under the Policy to compensate for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The fees and charges deducted under the Policy may result in a profit to us.


 SERVICES AND BENEFITS WE      o  the death benefit, cash and loan benefits;
 PROVIDE UNDER THE POLICY:     o  investment options, including premium allocations;
                               o  administration of elective options; and
                               o  the distribution of reports to owners.



 COSTS AND EXPENSES     o  costs associated with processing and underwriting
 WE INCUR:                 applications;
                        o  expenses of issuing and administering the Policy (includ-
                           ing any Policy riders);
                        o  overhead and other expenses for providing services and
                           benefits and sales and marketing expenses, including
                           compensation paid in connection with the sale of the
                           Policies; and
                        o  other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transac-
                           tions, and paying federal, state and local premium and
                           other taxes and fees.

 RISKS WE ASSUME:     o  that the charges we may deduct may be insufficient to
                         meet our actual claims because insureds die sooner than
                         we estimate; and
                      o  that the costs of providing the services and benefits under the Policies may exceed the charges we are allowed to
                         deduct.


PREMIUM CHARGES


     Before we allocate the net premiums you make, we will deduct the following charges.


 PREMIUM EXPENSE CHARGE     o  This charge equals:
                               ->   6.0% of premiums during the first ten Policy years
                                    on Policies with a specified amount in force of
                                    less than $250,000 and 4.0% on Policies with a
                                    specified amount in force of $250,000 - $499,999;
                                    and
                               ->   2.5% of premiums thereafter on Policies with a
                                    specified amount less than $500,000.
                            o  There is no premium expense charge for Policies with a
                               specified amount of $500,000 or higher.
                            o  Because certain events (such as increases or decreases in the specified amount, a change in death benefit option, or a cash withdrawal if you choose the Option A death
                               benefit) may affect the specified amount in force, premium expense charges will be based on the specified amount in
                               force for the Base Policy at the time we receive the
                               premium.
                            o  This charge compensates us for distribution expenses and state premium taxes.



PREMIUM COLLECTION CHARGE      o  For Policies on direct pay notice, this charge equals $3.00 per premium payment.
                               o  This charge compensates us for premium billing and
                                  collection costs.
                               o  We will not increase this charge.


MONTHLY DEDUCTION


     We take a monthly deduction from the cash value on the Policy date and on each Monthiversary. We deduct this charge on a pro rata basis from all accounts (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the total cash value on the Monthiversary). Because portions of the monthly deduction (such as cost of insurance) can vary monthly, the monthly deduction will also vary.


THE MONTHLY DEDUCTION IS     o  the monthly Policy charge; PLUS
EQUAL TO:                    o  the monthly cost of insurance charge for the Policy; PLUS
                             o  the monthly charge for any benefits provided by riders
                                attached to the Policy; PLUS
                             o  the decrease charge (if applicable) incurred as a result of a decrease in the specified amount.

                             MONTHLY POLICY CHARGE:

                             o  This charge currently equals $5.00 each Policy month.
                             o  We guarantee this charge will never be more than $7.50
                                per month.
                             o  We may waive this charge at issue on additional policies
                                (not on the original Policy) purchased naming the same
                                owner and insured.
                             o  This charge is used to cover aggregate Policy expenses.

                             COST OF INSURANCE CHARGE:

                             o  We deduct this charge each month to compensate us for
                                underwriting the death benefit. It varies each month and is determined as follows:
                                1.  DIVIDE the death benefit on the
                                    Monthiversary by 1.0024663 (this factor
                                    reduces the net amount at risk, for purposes
                                    of computing the cost of insurance, by
                                    taking into account assumed monthly earnings
                                    at an annual rate of 3.0%);
                                2.  SUBTRACT the cash value on the Monthiversary
                                    after it has been allocated among the
                                    segments of specified amount in force in the
                                    following order: first, initial specified
                                    amount, then, each increase in specified
                                    amount starting with the oldest increase,
                                    then the next oldest, successively, until
                                    all cash value has been allocated;
                                3.  MULTIPLY each segment provided under 2. by
                                    the appropriate monthly cost of insurance
                                    rate for that segment; and ADD the results
                                    together. o Your monthly cost of insurance
                                    rate depends, in part, on your specified
                                    amount band. The specified amount bands
                                    available are:
                                ->   Band 1: $100,000 - $249,999 ($50,000 - $249,999
                                     for issue ages 50 and older)
                                ->   Band 2: $250,000 - $499,999
                                ->   Band 3: $500,000 - $999,999
                                ->   Band 4: $1,000,000 and over
                             o  Generally, the higher the specified amount band you
                                choose, the lower the cost of insurance rates.

      o We determine your specified amount band by referring to the specified amount in force for the Base Policy (that is, the initial specified amount on the Policy date, plus any increases, and minus any decreases). Riders are not included in determining the Policy's specified amount band.

      OPTIONAL INSURANCE RIDERS:

      o The monthly deduction will include charges for any optional insurance benefits you add to your Policy by rider
         (see Supplemental Benefits (Riders) p. 65).


     The cost of insurance rates vary by the insured's issue age on the Policy date, issue age at the time of any increase in specified amount, specified amount band, gender, rate class, and the length of time from the Policy date or from the date of any increase in specified amount.

     If you increase the specified amount, different monthly cost of insurance rates may apply to that segment of specified amount, based on the insured's attained age and rate class at the time of the increase, gender, and the length of time since the increase. Increases in specified amount may move the Policy into a higher specified amount band.

     Decreases in specified amount may cause the Policy to drop into a lower band of specified amount and may result in an increase in cost of insurance rates and premium expense charge rates. Decreases in specified amount will be applied on a last-in, first-out basis to the specified amount in force, and will first reduce the specified amount provided by the most recent increase in specified amount in force, then reduce the next most recent increases, successively, and then reduce the initial specified amount.


     The actual monthly cost of insurance rates are primarily based on our expectations as to future mortality experience and expenses. The rates will never be greater than the guaranteed amount stated in your Policy. These guaranteed rates are based on the 1980 Commissioners Standard Ordinary (C.S.O.) Mortality Tables and the insured's attained age, gender, and rate class. For standard rate classes, these guaranteed rates will never be greater than the rates in the C.S.O. tables. We may also guarantee a rate for a specific period of time (E.G., one year). For a listing of rate classes, see Underwriting Standards p. 24.

     We will use a portion of the cost of insurance to cover sales expenses arising from issuance of the Policy. Such charges are generally higher in the early Policy years.

     We may issue certain Policies on a simplified or expedited basis. The cost of insurance rates for Policies we issue on this basis will be no higher than the guaranteed rates for select, non-tobacco use or standard, tobacco use categories. However, these rates may be higher or lower than current rates charged under otherwise identical Policies that are using standard underwriting criteria.

     After the first Policy year, we will review monthly deductions for in force Policies whenever the monthly deductions for new policies change. This review will not occur more often than once each Policy year, nor less frequently than once every five years. We will determine any change in monthly deductions in accordance with procedures and standards on file with the Superintendent of Insurance of New York.



MORTALITY AND EXPENSE RISK CHARGE

     We deduct a daily charge from your cash value in each subaccount to compensate us for certain mortality and expense risks we assume. This charge is equal to:


   o  your Policy's cash value in each subaccount MULTIPLIED BY
   o the daily pro rata portion of the annual mortality and expense risk charge rate of 0.90%.

     The annual rate is equal to 0.90% of the average daily net assets of each subaccount. We guarantee to reduce this charge to 0.60% after the first 15 Policy years. We intend to reduce this amount to 0.30% in the 16th Policy year, but we do not guarantee that we will do so, and we reserve the right to maintain this charge at the 0.60% level after the 15th Policy year.


     The mortality risk is that an insured will live for a shorter time than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy.


SURRENDER CHARGE

     If you surrender your Policy completely during the first 15 years (or during the 15 year period following an increase in specified amount), we deduct a surrender charge from your cash value and pay the remaining cash value (less any outstanding loan amount) to you.

     The surrender charge is a charge for each $1,000 of specified amount of the initial specified amount of your Base Policy and of each increase in specified amount. The surrender charge that will apply on a full surrender of the Policy is the total of the surrender charge calculated for the initial specified amount and the surrender charges calculated for each increase in specified amount unless there has been a reduction in specified amount for which a decrease charge was applied.

     The initial specified amount has a 15 year surrender charge period starting on the Policy date and surrender charges that are based upon the insured's issue age, gender and rate class on the Policy date. Each increase in specified amount has its own 15 year surrender charge period and surrender charges that are based upon the insured's issue age, gender and rate class at the time of the increase.

     Decreases in specified amount will be applied to the specified amount in force on a last-in, first-out basis and will first reduce the surrender charge on the most recent increase in specified amount in force, then, if still applicable, reduce the surrender charge on the next most recent increases, successfully, and then reduce the surrender charge on the initial specified amount.

EXAMPLE:

  January 1, 2001            Policy issued for $300,000
  January 1, 2004            Policy increased by $200,000
  January 1, 2005            Policy decreased by $100,000

  If the surrender charge on January 1, 2005 (before the decrease) is:

  Coverage Layer                  Surrender Charge
  --------------                  ----------------
  $300,000                        $4,656
  $200,000                        $3,624

     The $200,000 layer is reduced to $100,000 on January 1, 2005 and a surrender charge of $1,812 is applied.


                             100 x $3,624 = $1,812
                             ---
                             200



     There is no surrender charge if you wait until the 15th Policy anniversary to surrender your Policy and you have not increased your specified amount during the first 15 Policy years. The payment you receive is called the net surrender value. The formula we use reduces the surrender charge at older ages in compliance with state laws.


     THE SURRENDER CHARGE MAY BE SIGNIFICANT. YOU SHOULD EVALUATE THIS CHARGE CAREFULLY BEFORE YOU CONSIDER A SURRENDER. Under some circumstances the level of surrender charges might result in no net surrender value available if you surrender your Policy in the early Policy years. This will depend on a number of factors, but is more likely if:

   o you pay premiums equal to or not much higher than the minimum monthly guarantee premium shown in your Policy; and/or
   o  investment performance is too low.

     In addition, surrender charges that apply for 15 years after any increase in specified amount will likely significantly reduce your net surrender value.

 THE SURRENDER CHARGE FOR      o  the SURRENDER CHARGE PER THOUSAND (varies by issue age,
 EACH SEGMENT OF SPECIFIED        gender and rate class on the Policy date or date of
 AMOUNT IS CALCULATED AS:         specified amount increase); multiplied by
                               o  the SURRENDER CHARGE FACTOR.

     The SURRENDER CHARGE PER THOUSAND is calculated separately for initial specified amount and for each increase in specified amount, using the rates found in Appendix C.


     The SURRENDER CHARGE FACTOR is also calculated separately for the initial specified amount and for each increase in specified amount in force. The surrender charge factor varies by insured's issue age (on the Policy date or date of specified amount increase) and number of years since the Policy date or date of specified amount increase. For insureds issue ages 0-39, the surrender charge factor is equal to 1.00 during years 1-5. It decreases by 0.10 each year until the end of the 15th year when it is zero. If you are older than 39 on the Policy date or on the date of specified amount increase, the factor is less than 1.00 at the end of the first year and decreases to zero at the end of the 15th year. In no event are the surrender charge factors any greater than those shown on the table below. We always determine the surrender charge factor from the Policy date or date of specified amount increase to the surrender date, regardless of whether there were any prior lapses and reinstatements.



                           SURRENDER CHARGE FACTORS
                               ISSUE AGES 0 - 39


                           END OF YEAR*         FACTOR
                          -------------------- -------
                            At Issue .........  1.00
                            1-5 ..............  1.00
                            6 ................   .90
                            7 ................   .80
                            8 ................   .70
                            9 ................   .60
                            10 ...............   .50
                            11 ...............   .40
                            12 ...............   .30
                            13 ...............   .20
                            14 ...............   .10
                            15 ...............     0
                            16+ ..............     0

     * The factor on any date other than a Policy anniversary or anniversary of an increase in specified amount will be determined proportionately using the factor at the end of the year prior to surrender and the factor at the end of the year of surrender.


     o SURRENDER CHARGE EXAMPLE: Assume a male tobacco user purchases the Policy at Issue Age 35 with a specified amount of $100,000. The Policy is surrendered in Policy year 5. The surrender charge per thousand is $16.48. This is multiplied by the surrender charge factor of 1.00


      The surrender charge =  the surrender charge per thousand ($16.48) X the number of thousands of initial specified
                              amount (100) X the surrender charge factor
                              (1.0)
                           =  $1,648.

     The surrender charge helps us recover distribution expenses that we incur in connection with the Policy, including agent sales commissions and printing and advertising costs.

DECREASE CHARGE

     If you decrease the specified amount during the first 15 Policy years (or during the 15 year period following an increase in specified amount), we will deduct a decrease charge from your cash value. Decreases in specified amount will be applied on a last-in, first-out basis to the current specified amount in force. The decrease charge will first be calculated based on the current surrender charge applicable to the most recent increase in specified amount still in force. If the amount of the decrease in specified amount is greater than the most recent increase in specified amount, then the charge will also be calculated based on the surrender charges applicable to the next most recent increases, successively, and then will also be calculated based on any remaining surrender charge on the initial specified amount, up to the amount of the requested decrease.

 THE DECREASE CHARGE IS     o  the surrender charge as of the date of the decrease
 EQUAL TO:                     applicable to that portion of the segment(s) of the specified amount that is decreased. See Surrender Charges.

     We will not deduct the decrease charge from the cash value when a specified amount decrease results from:

     o  a change in the death benefit option; or
     o  a cash withdrawal (when you select death benefit Option A).


     If a decrease charge is deducted because of a decrease in specified amount, any future decrease charges incurred during the surrender charge period will be based on the reduced specified amount.


     We will determine the decrease charge using the above formula, regardless of whether your Policy has lapsed and been reinstated, or you have previously decreased your specified amount. We will not allow a decrease in specified amount if the decrease charge will cause the Policy to go into a grace period. A decrease in specified amount will generally decrease the insurance protection of the Policy.


TRANSFER CHARGE


     o  We currently allow you to make 12 transfers each year free from charge.
     o  We charge $25 for each additional transfer.
     o For purposes of assessing the transfer charge, all transfers made in one day, regardless of the number of subaccounts affected by the transfer, is considered a single transfer.
     o  We deduct the transfer charge from the amount being transferred.
     o Transfers due to loans, exercise of conversion rights, or from the fixed account do not count as transfers for the purpose of assessing this charge.
     o Transfers under dollar cost averaging and asset rebalancing are transfers for purposes of this charge.
     o  We will not increase this charge.


CASH WITHDRAWAL CHARGE


     o After the first Policy year, you may take one cash withdrawal per Policy year.
     o When you make a cash withdrawal, we charge a processing fee of $25 or 2% of the amount you withdraw, whichever is less.
     o  We deduct this amount from the withdrawal, and we pay you the balance.
     o  We will not increase this charge.

TAXES

     We currently do not make any deductions for taxes from the separate account. We may do so in the future if such taxes are imposed by federal or state agencies.

PORTFOLIO EXPENSES


     The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These fees and expenses reduce the value of your portfolio shares. Some portfolios also deduct 12b-1 fees from portfolio assets. These fees and expenses currently range from 0.44% to 1.20%. See the Portfolio Annual Expense Table on p. 15 in this prospectus, and the fund prospectuses.


     Our affiliate, AFSG, the principal underwriter for the Policies, will receive the 12b-1 fees deducted from portfolio assets for providing shareholder support services to the portfolios. We and our affiliates, including the principal underwriter for the Policies, may receive compensation from the investment advisers, administrators, and/or distributors (and an affiliate thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or distributors. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Policy and may be significant. Some advisers, administrators, distributors or portfolios may pay us (and our affiliates) more than others.

DEATH BENEFIT
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DEATH BENEFIT PROCEEDS


     As long as the Policy is in force, we will pay the death benefit proceeds on an individual Policy once we receive satisfactory proof of the insured's death. We may require return of the Policy. We will pay the death benefit proceeds to the primary beneficiary(ies), if living, or to a contingent beneficiary. If each beneficiary dies before the insured and there is no contingent beneficiary, we will pay the death benefit proceeds to the owner or the owner's estate. We will pay the death benefit proceeds in a lump sum or under a payment option. See Payment Options p. 52.


 DEATH BENEFIT       o  the death benefit (described below); MINUS
 PROCEEDS EQUAL:     o  any monthly deductions due during the grace period (if
                        applicable); MINUS
                     o  any outstanding loan amount; PLUS
                     o  any additional insurance in force provided by rider.


     We may further adjust the amount of the death benefit proceeds if we contest the Policy or if you misstate the insured's age or gender. See Our Right to Contest the Policy p. 61; and Misstatement of Age or Gender p. 62.

     PROTECTION OF PROCEEDS. Unless you direct by sending written notice to us, no beneficiary may assign any payments under this Policy before the same are due. To the extent permitted by law, no payments under this Policy will be subject to the claims of creditors of any beneficiary.

DEATH BENEFIT

     The Policy provides a death benefit. The death benefit is determined at the end of the valuation period in which the insured dies. You must select one of the three death benefit options we offer in your application. No matter which death benefit option you choose, we guarantee that, so long as the Policy does not lapse, the death benefit will never be less than the specified amount on the date of the insured's death.

 DEATH BENEFIT           o  the current specified amount; OR
 OPTION A EQUALS THE     o  a specified percentage called the "limitation percentage,"
 GREATER OF:                MULTIPLIED BY
                            ->  the cash value on the insured's date of death.

     Under Option A, your death benefit remains level unless the limitation percentage multiplied by the cash value is greater than the specified amount; then the death benefit will vary as the cash value varies.

     The limitation percentage is the minimum percentage of cash value we must pay as the death benefit under federal tax requirements. It is based on the attained age of the insured at the beginning of each Policy year. The following table indicates the limitation percentages for different ages:


   ATTAINED AGE                  LIMITATION PERCENTAGE
  40 and under                           250%
    41 to 45     250% of cash value minus 7% for each age over age 40
    46 to 50     215% of cash value minus 6% for each age over age 45
    51 to 55     185% of cash value minus 7% for each age over age 50
    56 to 60     150% of cash value minus 4% for each age over age 55
    61 to 65     130% of cash value minus 2% for each age over age 60
    66 to 70     120% of cash value minus 1% for each age over age 65
    71 to 75     115% of cash value minus 2% for each age over age 70
    76 to 90                             105%
    91 to 95     105% of cash value minus 1% for each age over age 90
  96 and older                           100%

     If the federal tax code requires us to determine the death benefit by reference to these limitation percentages, the Policy is described as "in the corridor." An increase in the cash value will increase our risk, and we will increase the cost of insurance we deduct from the cash value.

     OPTION A ILLUSTRATION. Assume that the insured's attained age is under 40, there have been no withdrawals or decreases in specified amount, and that there is no outstanding indebtedness. Under Option A, a Policy with a $100,000 specified amount will generally pay $100,000 in death benefits. However, because the death benefit must be equal to or be greater than 250% of cash value, any time the cash value of the Policy exceeds $40,000, the death benefit will exceed the $100,000 specified amount. Each additional dollar added to the cash value above $40,000 will increase the death benefit by $2.50.

     Similarly, so long as the cash value exceeds $40,000, each dollar taken out of the cash value will reduce the death benefit by $2.50. If at any time the cash value multiplied by the limitation percentage is less than the specified amount, the death benefit will equal the specified amount of the Policy reduced by the dollar value of any cash withdrawals.

 DEATH BENEFIT           o  the current specified amount; PLUS
 OPTION B EQUALS THE        ->  the cash value on the insured's date of death; OR
 GREATER OF:             o  the limitation percentage, MULTIPLIED BY
                            ->  the cash value on the insured's date of death.

     Under Option B, the death benefit always varies as the cash value varies.

     OPTION B ILLUSTRATION. Assume that the insured's attained age is under 40 and that there is no outstanding indebtedness. Under Option B, a Policy with a specified amount of $100,000 will generally pay a death benefit of $100,000 plus cash value. Thus, a Policy with a cash value of $10,000 will have a death benefit of $110,000 ($100,000 + $10,000). The death benefit, however, must be at least 250% of cash value. As a result, if the cash value of the Policy exceeds $66,667, the death benefit will be greater than the specified amount plus cash value. Each additional dollar of cash value above $66,667 will increase the death benefit by $2.50.

     Similarly, any time cash value exceeds $66,667, each dollar taken out of cash value will reduce the death benefit by $2.50. If at any time, cash value multiplied by the limitation percentage is less than the specified amount plus the cash value, then the death benefit will be the specified amount plus the cash value of the Policy.

 DEATH BENEFIT           o  death benefit Option A; OR
 OPTION C EQUALS THE     o  the current specified amount, MULTIPLIED BY
 GREATER OF:                ->  an age-based "factor" equal to the lesser of:
                                o  1.0 or
                                o  0.04 TIMES (95 MINUS insured's attained age
                                   at death) (the "factor" will never be less than
                                   zero); PLUS
                            ->  the cash value on the insured's date of death.

     Under Option C, the death benefit varies with the cash value and the insured's attained age.

     OPTION C -- THREE ILLUSTRATIONS.

     1. Assume that the insured is under age 40 and that there is no outstanding indebtedness. Under Option C, a Policy with a specified amount of $100,000 and with a cash value of $10,000 will have a death benefit of $110,000 ($100,000 x the minimum of (1.0 and (0.04 x (95 - 40))) + $10,000). Until the
insured attains age 71, this benefit is the same as the Option B benefit.

     2. Assume that the insured is attained age 75 and that there is no outstanding indebtedness. Under Option C, a Policy with a specified amount of $100,000 and with a cash value of $22,000 will have a death benefit of $102,000 ($100,000 x the minimum of (1.0 and (0.04 x (95 - 75))) + $22,000).

     3. Assume that the insured is attained age 75 and that there is no outstanding indebtedness. Under Option C, a Policy with a specified amount of $100,000 and with a cash value of $9,000 will have a death benefit equal to the specified amount of $100,000, since the calculation of $100,000 times the minimum of (1.0 and (0.04 x (95 - 75))) plus $9,000 is less than the specified amount.

EFFECTS OF CASH WITHDRAWALS ON THE DEATH BENEFIT

     If you choose Option A, a cash withdrawal will reduce the specified amount by an amount equal to the amount of the cash withdrawal. We will not impose a decrease charge when the specified amount is decreased as a result of taking a cash withdrawal. Regardless of the death benefit option you choose, a cash withdrawal will reduce the death benefit by at least the amount of the withdrawal.

CHOOSING DEATH BENEFIT OPTIONS

     You must choose one death benefit option on your application. This is an important decision. The death benefit option you choose will have an impact on the dollar value of the death benefit, on your cash value, and on the amount of cost of insurance charges you pay.


     If you do not select a death benefit option on your application, we will assume you selected death benefit Option A and will ask you to confirm the selection of Option A in writing or choose one of the other death benefit options.


     You may find Option A more suitable for you if your goal is to increase your cash value through positive investment experience. You may find Option B more suitable if your goal is to increase your total death benefit. You may find Option C more suitable if your goal is to increase your total death benefit before you reach attained age 70, and to increase your cash value through positive investment experience thereafter.


CHANGING THE DEATH BENEFIT OPTION

     After the third Policy year, you may change your death benefit option once each Policy year if you have not increased or decreased the specified amount that year. We will notify you of the new specified amount.

     o   You must make your request in writing.

     o The effective date of the change will be the Monthiversary on or following the date when we receive your request for a change at our administrative office.

     o You may not make a change that would decrease the specified amount below the minimum specified amount under band 1 shown on your Policy schedule page.
     o There may be adverse federal tax consequences. You should consult a tax advisor before changing your Policy's death benefit option.

INCREASING/DECREASING THE SPECIFIED AMOUNT

     After the Policy has been in force for three years, you may increase or decrease the specified amount once each Policy year if you have not changed the death benefit option that year. An increase or decrease in the specified amount will affect your cost of insurance charge and your minimum monthly guarantee premium, and may have adverse federal tax consequences.

     In addition, an increase or decrease in specified amount may move the Policy into a different specified amount band, so that your overall cost of insurance rate and premium expense charge rate will change. An increase in specified amount will be treated as an additional layer of coverage with its own cost of insurance rates, surrender charges and surrender charge period. If you increase your specified amount, you will receive a new Policy schedule page showing your new minimum monthly guarantee premium and surrender charge schedule. You should consult a tax advisor before increasing or decreasing your Policy's specified amount.

 CONDITIONS FOR               o  you must make your request in writing;
 DECREASING THE SPECIFIED     o  you may not change your death benefit option or increase
 AMOUNT:                         your specified amount in the same Policy year that you
                                 decrease your specified amount;
                              o  you may not decrease your specified amount lower than
                                 the minimum specified amount under band 1 shown on
                                 your Policy schedule page;
                              o  you may not decrease your specified amount if it would
                                 disqualify your Policy as life insurance under the Internal
                                 Revenue Code;
                              o  we may limit the amount of the decrease to no more than
                                 20% of the specified amount;
                              o  a decrease in specified amount will take effect on the
                                 Monthiversary on or after we receive your written request;
                                 and
                              o  we will assess a decrease charge against the cash value if you request a decrease in your specified amount within the first 15 Policy years (or during the 15 year period
                                 subsequent to an increase in specified amount).


 CONDITIONS FOR               o  your request must be applied for on a supplemental
 INCREASING THE SPECIFIED        application and must include evidence of insurability
 AMOUNT:                         satisfactory to us;
                              o  an increase in specified amount requires our approval and will take effect on the Monthiversary on or after we
                                 approve your request;
                              o  we may require your increase in specified amount to be at least $50,000; and
                              o  you may not change your death benefit option or decrease your specified amount in the same Policy year that you
                                 increase your specified amount.

     If an increase or decrease to your Policy's specified amount causes your specified amount band to change, then we will apply the new premium expense charge and cost of insurance rates to the amounts in the new band as of the effective date of the increase or decrease in specified amount. The new minimum monthly guarantee premium is effective on the date of the increase or decrease. In addition, each increase in specified amount will have its own surrender charges that apply for 15 years after any increase. This charge may significantly reduce your net surrender value.

PAYMENT OPTIONS


     There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. See Settlement Options p. 63 for information concerning these settlement options.


SURRENDERS AND CASH WITHDRAWALS
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SURRENDERS


     You must make a written request containing an original signature to surrender your Policy for its net surrender value as calculated at the end of the valuation date on which we receive your request at our administrative office. The insured must be alive, the Policy must be in force, and it must be before the maturity date when you make your written request. A surrender is effective as of the date when we receive your written request. You will incur a surrender charge if you surrender the Policy during the first 15 Policy years (or during the 15 year period subsequent to an increase in specified amount) (see Charges and Deductions -- Surrender Charge p. 43). Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated. We will normally pay you the net surrender value in a lump sum within seven days or under a settlement option. A surrender may have tax consequences. See Federal Income Tax Considerations p. 57.


CASH WITHDRAWALS

     After the first Policy year, you may request a cash withdrawal of a portion of your cash value subject to certain conditions.

 CASH            o  You must make your cash withdrawal request to us in
 WITHDRAWAL         writing and must contain an original signature.
 CONDITIONS:     o  We only allow one cash withdrawal per Policy year.
                 o  We may limit the amount you can withdraw to at least
                    $500, and to no more than 10% of the net surrender value.
                    We currently intend to limit the amount you can withdraw
                    to 25% of the net surrender value after the 10th Policy
                    year.
                 o  The remaining net surrender value after the cash
                    withdrawal must be at least $500.
                 o  You may not take a cash withdrawal if it will reduce the specified amount below the minimum specified amount set
                    forth in the Policy.

     o You may specify the subaccount(s) and the fixed account from which to make the withdrawal. If you do not specify an account, we will take the withdrawal from each account in accordance with your current premium allocation instructions.
     o We generally will pay a cash withdrawal request within seven days following the valuation date we receive the request.
     o We will deduct a processing fee equal to $25 or 2% of the amount you withdraw, whichever is less. We deduct this amount from the withdrawal, and we pay you the balance.
     o You may not take a cash withdrawal that would disqualify your Policy as life insurance under the Internal Revenue
        Code.
     o  A cash withdrawal may have tax consequences (see
        Federal Income Tax Considerations p. 57).


     A cash withdrawal will reduce the cash value by the amount of the cash withdrawal, and will reduce the death benefit by at least the amount of the cash withdrawal. When death benefit Option A is in effect, a cash withdrawal will reduce the specified amount by an amount equal to the amount of the cash withdrawal. This decrease in specified amount may cause your Policy to be in a lower specified amount band, so that your cost of insurance rates would be higher. (See Monthly Deduction.) You also may have to pay higher minimum monthly guarantee premiums and premium expense charges. We will not impose a decrease charge when the specified amount is decreased as a result of taking a cash withdrawal.

     When we incur extraordinary expenses, such as overnight mail expenses or wire service fees, for expediting delivery of your partial withdrawal or complete surrender payment, we will deduct that charge from the payment. We charge $20 for an overnight delivery ($30 for Saturday delivery) and $25 for wire service.

LOANS
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GENERAL



     After the first Policy year (as long as the Policy is in force) you may borrow money from us using the Policy as the only security for the loan. We may permit a loan prior to the first anniversary for Policies issued pursuant to 1035 Exchanges. A loan that is taken from, or secured by, a Policy may have tax consequences. See Federal Income Tax Considerations p. 57.

 POLICY LOANS ARE       o  we may require you to borrow at least $500; and
 SUBJECT TO CERTAIN     o  the maximum amount you may borrow is 90% of the cash
 CONDITIONS:               value, MINUS any surrender charge and MINUS any
                           outstanding loan amount.

     When you take a loan, we will withdraw an amount equal to the requested loan from each of the subaccounts and the fixed account based on your current premium allocation instructions (unless you specify otherwise). We will transfer that amount to the loan reserve. The loan reserve is the portion of the fixed account used as collateral for a Policy loan.


     We normally pay the amount of the loan within seven days after we receive a proper loan request. We may postpone payment of loans under certain conditions. See Payments We Make p. 63.

     You may request a loan by telephone by calling us at 1-800-322-7353, extension 2555, Monday - Friday 8:00 a.m. - 5:00 p.m. Eastern time. If the loan amount you request exceeds $50,000 or if the address of record has been changed within the past 10 days, we may reject your request. If you do not want the ability to request a loan by telephone, you should notify us in writing. You will be required to provide certain information for identification purposes when you request a loan by telephone. We may ask you to provide us with written confirmation of your request. We will not be liable for processing a loan request if we believe the request is genuine.


     You may also fax your loan request to us at 1-800-322-7361. We will not be responsible for any transmittal problems when you fax your request unless you report it to us within five business days and send us proof of your fax transmittal.


     You can repay a loan at any time while the Policy is in force. Loan repayments must be sent to our administrative office and will be credited as of the date received. WE WILL CONSIDER ANY PAYMENTS YOU MAKE ON THE POLICY TO BE PREMIUM PAYMENTS UNLESS THE PAYMENTS ARE CLEARLY SPECIFIED AS LOAN REPAYMENTS.

     At each Policy anniversary, we will compare the outstanding loan amount to the amount in the loan reserve. We will also make this comparison any time you repay all or part of the loan, or make a request to borrow an additional amount. At each such time, if the outstanding loan amount exceeds the amount in the loan reserve, we will withdraw the difference from the subaccounts and the fixed account and transfer it to the loan reserve, in the same manner as when a loan is made. If the amount in the loan reserve exceeds the amount of the outstanding loan, we will withdraw the difference from the loan reserve and transfer it to the subaccounts and the fixed account in the same manner as current premiums are allocated. No charge will be imposed for these transfers, and these transfers are not treated as transfers in calculating the transfer charge. We reserve the right to require a transfer to the fixed account if the loans were originally transferred from the fixed account.


INTEREST RATE CHARGED


     We currently charge you an annual interest rate on a Policy loan that is equal to 3.75% (4.0% maximum guaranteed) and is payable in arrears on each Policy anniversary. We may declare various lower Policy loan interest rates. We also may apply different loan interest rates to different parts of the loan. The rates on Policy loans will not exceed the credited rate of 3.0% by more than 1.0%. Loan interest that is unpaid when due will be added to the amount of the loan on each Policy anniversary and will bear interest at the same rate. After the 10th Policy year, you may borrow at preferred loan rates an amount equal to the cash value MINUS total premiums paid (reduced by any cash withdrawals) and MINUS any outstanding loan amount. THIS PREFERRED LOAN RATE IS CURRENTLY 3.0% AND IS NOT GUARANTEED. The tax consequences of preferred loans are uncertain. See Federal Income Tax Considerations p. 57.


LOAN RESERVE INTEREST RATE CREDITED

     We will credit the amount in the loan reserve with interest at an effective annual rate of 3.0%.


EFFECT OF POLICY LOANS

     A Policy loan reduces the death benefit proceeds and net surrender value by the amount of any outstanding loan amount. Repaying the loan causes the death benefit proceeds and net surrender value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan as of the last Policy anniversary plus any accrued interest net of any loan payments. This amount is not affected by the separate account's investment performance and may not be credited with the interest rates accruing on the unloaned portion of the fixed account. Amounts transferred from the separate account to the loan reserve will affect the value in the separate account because we credit such amounts with an interest rate declared by us rather than a rate of return reflecting the investment results of the separate account.


     There are risks involved in taking a Policy loan, a few of which include the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. A Policy loan may also have possible adverse tax consequences (see Federal Income Tax Considerations p. 57). You should consult a tax advisor before taking out a Policy loan.


     We will notify you (and any assignee of record) if the sum of your loan amount is more than the net surrender value. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may lapse.


POLICY LAPSE AND REINSTATEMENT
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LAPSE

     Your Policy may not necessarily lapse (terminate without value) if you fail to make a planned periodic payment. However, even if you make all your planned periodic payments, there is no guarantee that your Policy will not lapse. This Policy provides a no lapse period. See below. Once your no lapse period ends, your Policy may lapse (terminate without value) if the net surrender value on any Monthiversary is less than the monthly deductions due on that day. Such lapse might occur if unfavorable investment experience, loans and cash withdrawals cause a decrease in the net surrender value, or you have not paid sufficient premiums as discussed below to offset the monthly deductions.


     If the net surrender value is not enough to pay the monthly deductions, we will mail a notice to your last known address and any assignee of record. The notice will specify the minimum payment you must pay and the final date by which we must receive the payment to prevent a lapse. We generally require that you make the payment within 61 days after the date of the notice. This 61-day period is called the GRACE PERIOD. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate without value.


NO LAPSE PERIOD

     This Policy provides a no lapse period. As long as you keep the no lapse period in effect, your Policy will not lapse and no grace period will begin. Even if your net surrender value is not enough to pay your monthly deduction, the Policy will not lapse so long as the no lapse period is in effect. The no lapse period will not extend beyond the no lapse date stated in your Policy. Each month we determine whether the no lapse period is still in effect.

 NO LAPSE DATE     o  For a Policy issued to any insured ages 0-60, the no lapse date is either the number of years to attained age 65 or the twentieth Policy anniversary, whichever is less.
                   o  For a Policy issued to an insured ages 61-85, the no lapse date is the fifth Policy anniversary.
                   o  The no lapse date is specified in your Policy.



 EARLY TERMINATION OF THE     o  The no lapse period coverage will end immediately if you
 NO LAPSE PERIOD                 do not pay sufficient minimum monthly guarantee
                                 premiums.
                              o  You must pay total premiums (minus withdrawals,
                                 outstanding loan amounts, and any decrease charge) that
                                 equal at least:
                                 ->  the sum of the minimum monthly guarantee
                                     premiums in effect for each month from the
                                     Policy date up to and including the current month.


     You will lessen the risk of Policy lapse if you keep the no lapse period in effect. Before you take a cash withdrawal or a loan or decrease the specified amount you should consider carefully the effect it will have on the no lapse period guarantee. See Minimum Monthly Guarantee Premium p. 29.

     In addition, if you change death benefit options, increase or decrease the specified amount, or add, increase or decrease a rider, we will adjust the minimum monthly guarantee premium. See Minimum Monthly Guarantee Premium p. 29 for a discussion of how the minimum monthly guarantee premium is calculated and can change.

REINSTATEMENT

     We will reinstate a lapsed Policy within five years after the lapse (and prior to the maturity date). To reinstate the Policy you must:


     o  submit a written application for reinstatement;
     o  provide evidence of insurability satisfactory to us;
     o make a minimum premium payment sufficient to provide a net premium that is large enough to cover:

        -> one monthly deduction at the time of termination, PLUS the next two monthly deductions which will become due after the time of reinstatement; and
        -> payment of an additional amount sufficient to cover the sum of minimum monthly guarantee premiums calculated from the date of lapse until the date of reinstatement.

The no lapse date will be reinstated provided all of the above requirements and the requirements under the grace period provisions are met.

We will not reinstate any indebtedness. The cash value of the loan reserve on the reinstatement date will be zero. Your net surrender value on the reinstatement date will equal the cash value at the time your Policy lapsed, PLUS any net premiums you pay at reinstatement, MINUS one monthly deduction and any surrender charge. The reinstatement date for your Policy will be the Monthiversary on or following the day we approve your application for reinstatement. We may decline a request for reinstatement.


FEDERAL INCOME TAX CONSIDERATIONS
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     The following summarizes some of the basic federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.


TAX STATUS OF THE POLICY

     A Policy must satisfy certain requirements set forth in the Internal Revenue Code (the "Code") in order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Policy issued on the basis of a standard rate class should generally satisfy the applicable Code requirements. Because of the absence of pertinent interpretations of the Code requirements, there is, however, less certainty about the application of such requirements to a Policy issued on a substandard basis. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

     In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as your flexibility to allocate premiums and cash values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over separate account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the separate account assets supporting the Policy.

     In addition, the Code requires that the investments of the separate account be "adequately diversified" in order to treat the Policy as a life insurance policy for federal income tax purposes. We intend that the separate account, through the portfolios, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance policy for federal income tax purposes.


TAX TREATMENT OF POLICY BENEFITS

     IN GENERAL. We believe that the death benefit under a Policy should be excludible from the beneficiary's gross income. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. A tax advisor should be consulted on these consequences.

     Generally, you will not be deemed to be in constructive receipt of the cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract" ("MEC").

     MODIFIED ENDOWMENT CONTRACTS. Under the Code, certain life insurance policies are classified as MECs and receive less favorable tax treatment than other life insurance policies. The rules are too complex to summarize here, but generally depend on the amount of premiums paid during the first seven Policy years. Certain changes in the Policy after it is issued could also cause the Policy to be classified as a MEC. Due to the Policy's flexibility, each Policy's circumstances will determine whether the Policy is classified as a MEC. Among other things, a reduction in benefits could in certain circumstances cause a Policy to become a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax advisor to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC.

     Upon issue of your Policy, we will notify you as to whether or not your Policy is classified as a MEC based on the initial premium we receive. If your Policy is not a MEC at issue, then you will also be notified of the maximum amount of additional premiums you can pay without causing your Policy to be classified as a MEC. If a payment would cause your Policy to become a MEC, you and your agent will be notified immediately. At that time, you will need to notify us if you want to continue your Policy as a MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that caused the Policy to become a MEC.


     Distributions (other than Death Benefits) from Modified Endowment Contracts. Policies classified as MECs are subject to the following tax rules:


     o All distributions other than death benefits from a MEC, including distributions upon surrender and cash withdrawals, will be treated first as distributions of gain taxable as ordinary income. They will be treated as tax-free recovery of the owner's investment in the Policy only after all gain has been distributed. Your investment in the Policy is generally your total premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     o Loans taken from or secured by (e.g., by assignment) such a Policy are treated as distributions and taxed accordingly.

     o A 10% additional federal income tax is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

     o If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

     Distributions (other than Death Benefits) from Policies that are not Modified Endowment Contracts. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.


     Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. Instead, such loans are treated as indebtedness. However, the tax consequences associated with Policy loans outstanding after the first 10 Policy years are less clear and a tax advisor should be consulted about such loans.

     Finally, neither distributions from nor loans from or secured by a Policy that is not a MEC are subject to the 10% additional tax.

     Multiple Policies. All MECs that we issue (or that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

     INVESTMENT IN THE POLICY. Your investment in the Policy is generally the sum of the premium payments you made. When a distribution from the Policy occurs, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     POLICY LOANS. If a loan from a Policy is outstanding when the Policy is canceled or lapses, then the amount of the outstanding indebtedness will be taxed as if it were a distribution.

     DEDUCTIBILITY OF POLICY LOAN INTEREST. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.


     BUSINESS USES OF THE POLICY. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses and the IRS has recently issued new guidelines on split-dollar arrangements. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor.

     ALTERNATIVE MINIMUM TAX. There also may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policyowner is subject to that tax.


     TERMINAL ILLNESS ACCELERATED DEATH BENEFIT RIDER. We believe that the single-sum payment we make under this rider should be fully excludible from the gross income of the beneficiary, as long as the beneficiary is an insured under the Policy. You should consult a tax advisor about the consequences of adding this rider to your Policy, or requesting a single-sum payment.

     OTHER TAX CONSIDERATIONS. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

     POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always a possibility that the tax treatment of the Policies could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the Policy.

SPECIAL RULES FOR 403(B) ARRANGEMENTS

     If this Policy is purchased by public school systems and certain tax-exempt organizations for their employees, then the federal, state and estate tax consequences could differ from those stated in the prospectus. A competent tax advisor should be consulted in connection with such purchase.

     Certain restrictions apply. The Policy must be purchased in connection with a tax-sheltered annuity described in section 403(b) of the Code. Premiums, distributions, and other transactions in connection with the Policy must be administered in coordination with the section 403(b) annuity.

     The amount of life insurance that may be purchased on behalf of a participant in a 403(b) plan is limited. The current cost of insurance for the net amount at risk is treated under the Code as a "current fringe benefit" and must be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually.

     If the plan participant dies while covered by the 403(b) plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value will generally not be taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy.

     Policies owned under these types of plans may be subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), which may impose additional requirements of Policy loans and other Policy provisions. Plan loans must also satisfy tax requirements in order to be treated as non-taxable. Plan loan requirements and provisions may differ from the Policy loan provisions stated in the prospectus. You should consult a qualified advisor regarding ERISA.

OTHER POLICY INFORMATION
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OUR RIGHT TO CONTEST THE POLICY

     In issuing this Policy, we rely on all statements made by or for the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy.

     A new two year contestability period shall apply to each increase in specified amount beginning on the effective date of each increase and will apply only to statements made in the application for the increase.

     In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the insured's lifetime for two years from the Policy date, or if reinstated, for two years from the date of reinstatement.

SUICIDE EXCLUSION


     If the insured commits suicide within two years of the Policy date (or two years from the reinstatement date, if the Policy lapses and is reinstated), the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any outstanding loan amount, and less any cash withdrawals. We will pay this amount to the beneficiary in one sum.

     If the insured commits suicide within two years from the effective date of any increase in specified amount, our liability with respect to such increase will be its cost of insurance.


MISSTATEMENT OF AGE OR GENDER

     If the age or gender of the insured was stated incorrectly in the application or any supplemental application, then the death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the insured's correct age and gender.

MODIFYING THE POLICY

     Only our President or Secretary may modify this Policy or waive any of our rights or requirements under this Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in this Policy.


     If we modify the Policy, we will provide you notice and we will make appropriate endorsements to the Policy.


BENEFITS AT MATURITY

     If the insured is living and the Policy is in force, the Policy will mature on the Policy anniversary nearest the insured's 100th birthday. This is the maturity date. On the maturity date we will pay you the net surrender value of your Policy.


     If requested in writing, we will extend the maturity date if your Policy is still in force on the maturity date. Any riders in force on the scheduled maturity date will terminate on that date and will not be extended. Policy loans, partial withdrawals, and subaccount transfers may continue during the extension. Interest on any outstanding Policy loans will continue to accrue during the period for which the maturity date is extended. You must submit a written request for the extension between 90 and 180 days prior to the maturity date.

     If you had previously selected death benefit Option B or C, we will change the death benefit to Option A. Subsequent changes to the Option Type will not be allowed. On each valuation date, we will adjust the specified amount to equal the cash value, and the limitation percentage will be 100%. We will not permit you to make additional premium payments unless it is required to prevent the Policy from lapsing. We will waive all future monthly deductions.

     The tax consequences of extending the maturity date beyond the 100th birthday of the insured are uncertain. You should consult a tax advisor as to those consequences.


PAYMENTS WE MAKE

     We usually pay the amounts of any surrender, cash withdrawal, death benefit proceeds, or settlement options within seven business days after we receive all applicable written notices and/or due proofs of death at our administrative office. However, we can postpone such payments if:

     o the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC; OR
     o the SEC permits, by an order, the postponement for the protection of policy-owners; OR

     o the SEC determines that an emergency exists that would make the disposal of securities held in the separate account or the determination of their value not reasonably practicable.


     If you have submitted a recent check or draft, we have the right to defer payment of surrenders, cash withdrawals, death benefit proceeds, or payments under a settlement option until such check or draft has been honored. We also reserve the right to defer payment of transfers, cash withdrawals, death benefit proceeds, or surrenders from the fixed account for up to six months.


SETTLEMENT OPTIONS


     If you surrender the Policy, you may elect to receive the net surrender value in either a lump sum or as a series of regular income payments under one of the three settlement options described below. In either event, life insurance coverage ends. Also, when the insured dies, the beneficiary may apply the lump sum death benefit proceeds to one of the same settlement options. If the regular payment under a settlement option would be less than $100, we will instead pay the proceeds in one lump sum. We may make other settlement options available in the future.

     Once we begin making payments under a settlement option, you or the beneficiary will no longer have any value in the subaccounts or the fixed account. Instead, the only entitlement will be the amount of the regular payment for the period selected under the terms of the settlement option chosen. Depending upon the circumstances, the effective date of a settlement option is the surrender date or the insured's date of death.

     Under any settlement option, the dollar amount of each payment will depend on four things:

     o the amount of the surrender or death benefit proceeds on the surrender date or insured's date of death;

     o the interest rate we credit on those amounts (we guarantee a minimum annual interest rate of 3.0%);
     o  the mortality tables we use; and
     o  the specific payment option(s) you choose.


 OPTION 1 - EQUAL         o  We will pay the proceeds, plus interest, in equal monthly
 MONTHLY INSTALLMENTS        installments for a fixed period of your choice, but not
 FOR A FIXED PERIOD          longer than 240 months.
                          o  We will stop making payments once we have made all the
                             payments for the period selected.


 OPTION 2 - EQUAL           At your or the beneficiary's direction, we will make equal
 MONTHLY INSTALLMENTS       monthly installments:
 FOR LIFE (LIFE INCOME)        o  only for the life of the payee, at the end of which
                                  payments will end; or
                               o  for the longer of the payee's life, or for 10 years if
                                  the payee dies before the end of the first 10 years of
                                  payments; or
                               o  until the total amount of all payments we have made
                                  equals the proceeds that were applied to the
                                  settlement option.

 OPTION 3 - EQUAL              o  We will make equal monthly payments during the joint
 MONTHLY INSTALLMENTS FOR         lifetime of two persons, first to a chosen payee, and then
 THE LIFE OF THE PAYEE AND        to a co-payee, if living, upon the death of the payee.
 THEN TO A DESIGNATED          o  Payments to the co-payee, if living, upon the payee's death
 SURVIVOR (JOINT AND              will equal either:
 SURVIVOR)                        ->  the full amount made to the payee before the
                                      payee's death; or
                                  ->  two-thirds of the amount paid to the payee before
                                      the payee's death. All payments will cease upon the
                                      death of the co-payee.

REPORTS TO OWNERS

     At least once each year, or more often as required by law, we will mail to policyowners at their last known address a report showing the following information as of the end of the report period:


[CHECK]     the current cash value              [CHECK]     any activity since the last report
[CHECK]     the current net surrender value     [CHECK]     projected values
[CHECK]     the current death benefit           [CHECK]     investment experience of each subaccount
[CHECK]     any outstanding loans               [CHECK]     any other information required by law

     You may request additional copies of reports, but we may charge a fee for such additional copies. In addition, we will send written confirmations of any premium payments and other financial transactions you request including: premium payments, changes in specified amount, changes in death benefit option, transfers, partial withdrawals, increases in loan amount, loan interest payments, loan repayments, lapses and reinstatements. We also will send copies of the annual and semi-annual report to shareholders for each portfolio in which you are indirectly invested.


RECORDS

     We will maintain all records relating to the separate account and the fixed account.

POLICY TERMINATION

     Your Policy will terminate on the earliest of:

  o     the maturity date;             o     the end of the grace period; or
  o     the date the insured dies;     o     the date the Policy is surrendered.

SUPPLEMENTAL BENEFITS (RIDERS)
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     The following supplemental benefits (riders) are available and may be added to a Policy. Monthly charges for these riders are deducted from cash value as part of the monthly deduction. The riders available with the Policies provide fixed benefits that do not vary with the investment experience of the separate account. For purposes of the riders, the primary insured is the person insured under the Policy, and the face amount is the level term insurance amount we pay at death. Adding these supplemental benefits to an existing
Policy or canceling them may have tax consequences and you should consult a tax advisor before doing so.


CHILDREN'S INSURANCE RIDER


     This rider provides a face amount on the primary insured's children. Our current minimum face amount for this rider for issue ages 15 days - 18 years of age is $5,000. The maximum face amount is $20,000. At the age of 25 or upon the death of the primary insured, whichever happens first, this rider may be converted to a new policy with a maximum face amount of up to five times the face amount of the rider. We will pay a death benefit once we receive proof that the insured child died while both the rider and coverage were in force for that child. If the primary insured dies while the rider is in force, we will terminate the rider 31 days after the death, and we will offer a separate life insurance policy to each insured child.


ACCIDENTAL DEATH BENEFIT RIDER


     Our current minimum face amount for this rider for issue ages 15-59 is $10,000. The maximum face amount available for this rider is $150,000 (up to 150% of specified amount).


     Subject to certain limitations, we will pay a face amount if the primary insured's death results solely from accidental bodily injury where:


     o  the death is caused by external, violent, and accidental means;

     o  the death occurs within 90 days of the accident; and
     o  the death occurs while the rider is in force.

The rider will terminate on the earliest of:

     o  the Policy anniversary nearest the primary insured's 70th birthday;
     o  the date the Policy terminates; or
     o  the Monthiversary when the rider terminates at the owner's request.

OTHER INSURED RIDER


     This rider insures the spouse or life partner and/or dependent children of the primary insured. Our current minimum face amount for this rider for issue ages 0-85 is $10,000. The maximum face amount is the lesser of $500,000 or the amount of coverage on the primary insured. We will pay the rider's face amount when we receive proof of the other insured's death. On any Monthiversary while the rider is in force, you may replace it with a new policy on the other insured's life (without evidence of insurability).



 CONDITIONS TO     o  your request must be in writing;
 REPLACE THE       o  the rider has not reached the anniversary nearest to the
 RIDER:               other insured's 79th birthday;
                   o  the new policy is any permanent insurance policy that we currently offer;
                   o  subject to the minimum specified amount required for the new policy, the amount of the insurance under the new
                      policy will equal the face amount in force under the rider as long as it meets the minimum face amount requirements
                      of the original Policy; and
                   o  we will base your premium on the other insured's rate
                      class under the rider.


PRIMARY INSURED RIDER ("PIR")

     Under the PIR, we provide term insurance coverage on a different basis from the coverage in your Policy.


 FEATURES OF     o  the rider increases the Policy's death benefit by the rider's
 PIR:               face amount;
                 o  the rider terminates on the anniversary nearest to the
                    insured's 79th birthday;
                 o  the minimum purchase amount for the rider is $25,000.
                    There is no maximum purchase amount;
                 o  we do not assess any additional surrender charge for the
                    PIR;

                 o  generally PIR coverage costs less than the insurance
                    coverage under the Policy, but has no cash value;
                 o  you may cancel or reduce your rider coverage without
                    decreasing your Policy's specified amount; and
                 o you may generally decrease your specified amount without reducing your rider coverage.


     It may cost you less to reduce your PIR coverage than to decrease your Policy's specified amount, because we do not deduct a surrender charge in connection with your PIR. It may cost you more to keep a higher specified amount, because the specified amount may have a cost of insurance that is higher than the cost of the same amount of coverage under your PIR.

     You should consult your registered representative to determine if you would benefit from PIR. We may discontinue offering PIR at any time. We may also modify the terms of this rider for new policies.

TERMINAL ILLNESS ACCELERATED DEATH BENEFIT RIDER

     This rider allows us to pay all or a portion of the death benefit once we receive satisfactory proof that the insured is ill and has a life expectancy of one year or less. A doctor must certify the insured's life expectancy.

     We will pay a "single-sum benefit" equal to:

     o  the death benefit on the date we pay the single-sum benefit; MULTIPLIED
        BY
     o the election percentage of the death benefit you elect to receive; DIVIDED BY
     o 1 + i ("i" equals the current yield on 90-day Treasury bills or the Policy loan interest rate, whichever is greater); MINUS
     o any indebtedness at the time we pay the single-sum benefit, multiplied by the election percentage.

     The maximum terminal illness death benefit used to determine the single-sum benefit as defined above is equal to:

     o the death benefit available under the Policy once we receive satisfactory proof that the insured is ill; PLUS
     o  the benefit available under any PIR in force.
     o  a single-sum benefit may not be greater than $500,000.

     The election percentage is a percentage that you select. It may not be greater than 100% of your Policy's death benefit under the rider.

     We will not pay a benefit under the rider if the insured's terminal condition results from self-inflicted injuries which occur during the period specified in your Policy's suicide provision.

     The rider terminates at the earliest of:

     o  the date the Policy terminates;
     o  the date a settlement option takes effect;
     o  the date we pay a single-sum benefit; or
     o  the date you terminate the rider.

     We do not charge for this rider.

     The tax consequences of adding this rider to an existing Policy or requesting payment under the rider are uncertain and you should consult a tax advisor before doing so.

IMSA
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     We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance and annuity products. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards.

PERFORMANCE DATA
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RATES OF RETURN

     The average rates of return in Table 1 reflect each subaccount's actual investment performance. The Table shows the historical investment experience of the subaccounts based on the subaccounts' historical investment experience. We do not show performance for subaccounts in operation for less than six months. This information does not represent or project future investment performance.

     Some portfolios began operation before their corresponding subaccount. For these portfolios, we have included in Table 2 below adjusted portfolio performance from the portfolio's inception date. The adjusted portfolio performance is designed to show the performance that would have resulted if the subaccount had been in operation during the time the portfolio was in operation.

     The numbers reflect the annual mortality and expense risk charge, investment management fees and direct fund expenses.

     These rates of return do not reflect other charges that are deducted under the Policy or from the separate account (such as the premium expense charge, monthly deduction or the surrender charge). IF THESE CHARGES WERE DEDUCTED, PERFORMANCE WOULD BE SIGNIFICANTLY LOWER. These rates of return are not estimates, projections or guarantees of future performance.

     We also show below comparable figures for the unmanaged Standard & Poor's Index of 500 Common Stocks ("S&P 500"), a widely used measure of stock market performance. The S&P 500 does not reflect any deduction for the expenses of operating and managing an investment portfolio.

                                    TABLE 1
                     AVERAGE ANNUAL SUBACCOUNT TOTAL RETURN
                   FOR THE PERIODS ENDED ON DECEMBER 31, 2000



                                                                                              10 YEARS     SUBACCOUNT
                                                                                                 OR        INCEPTION
SUBACCOUNT                                              1 YEAR       3 YEARS     5 YEARS     INCEPTION        DATE
-------------------------------------------------   -------------   ---------   ---------   -----------   -----------
AUSA Munder Net50 ...............................        (1.15)%        N/A         N/A         7.92%       06/28/99
AUSA Van Kampen Emerging Growth .................       (12.70)%        N/A         N/A        34.34%       06/28/99
AUSA T. Rowe Price Small Cap ....................        (9.27)%        N/A         N/A        10.92%       06/28/99
AUSA Pilgrim Baxter Mid Cap Growth ..............       (15.16)%        N/A         N/A        28.66%       06/28/99
AUSA Alger Aggressive Growth ....................       (31.94)%        N/A         N/A         2.97%       06/28/99
AUSA Third Avenue Value .........................        34.26%         N/A         N/A        32.03%       06/28/99
AUSA GE International Equity ....................       (15.75)%        N/A         N/A         2.50%       06/28/99
AUSA Janus Growth ...............................       (29.58)%        N/A         N/A        (1.13)%      06/28/99
AUSA Goldman Sachs Growth .......................        (8.84)%        N/A         N/A         5.77%       06/28/99
AUSA GE U.S. Equity .............................        (1.67)%        N/A         N/A         3.98%       06/28/99
AUSA Salomon All Cap ............................        17.24%         N/A         N/A        18.15%       06/28/99
AUSA C.A.S.E. Growth ............................       (21.42)%        N/A         N/A        (9.39)%      06/28/99
AUSA Dreyfus Mid Cap ............................        11.91%         N/A         N/A        11.04%       06/28/99
AUSA NWQ Value Equity ...........................        14.17%         N/A         N/A         4.34%       06/28/99
AUSA T. Rowe Price Dividend Growth ..............         8.89%         N/A         N/A         1.69%       06/28/99
AUSA Dean Asset Allocation ......................        16.16%         N/A         N/A         6.24%       06/28/99
AUSA LKCM Strategic Total Return ................        (4.62)%        N/A         N/A         1.48%       06/28/99
AUSA J.P. Morgan Real Estate Securities .........        28.46%         N/A         N/A        11.37%       06/28/99
AUSA Federated Growth & Income ..................        28.01%         N/A         N/A        12.32%       06/28/99
AUSA AEGON Balanced .............................         4.88%         N/A         N/A         2.75%       06/28/99
AUSA AEGON Bond .................................         9.90%         N/A         N/A         6.73%       06/28/99
AUSA J.P. Morgan Money Market(1) ................         5.17%         N/A         N/A         4.86%       06/28/99
S&P 500(+) ......................................        (9.10)%     12.25%      18.31%        17.44%       12/31/90



(+)  Shows ten year performance.
(1) Yield more closely reflects the current earnings than its total return. An investment in this subaccount is not insured or guaranteed by the FDIC. While this subaccount seeks to preserve its value at $1.00 per share, it is possible to lose money by investing in this subaccount.

     Because AUSA Value Line Aggressive Growth, AUSA Great Companies -- Technology(SM), AUSA Great Companies -- America(SM), AUSA Great Companies -- Global(2), AUSA Gabelli Global Growth, Fidelity VIP Equity-Income Portfolio -- Service Class 2, Fidelity VIP II Contrafund(R) Portfolio -- Service Class 2, and Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2 subaccounts commenced operations on September 1, 2000 (and have less than six months performance), and AUSA LKCM Capital Growth subaccount commenced operations on February 9, 2001, Table 1 does not reflect rates of return for these subaccounts.

                                    TABLE 2
           ADJUSTED HISTORICAL PORTFOLIO AVERAGE ANNUAL TOTAL RETURN
                   FOR THE PERIODS ENDED ON DECEMBER 31, 2000


                                                                                              10 YEARS      PORTFOLIO
                                                                                                 OR         INCEPTION
PORTFOLIO                                          1 YEAR        3 YEARS       5 YEARS       INCEPTION        DATE
--------------------------------------------   -------------   -----------   -----------   -------------   ----------
Munder Net50 ...............................        (1.15)%        N/A           N/A             8.96%      05/03/99
Van Kampen Emerging Growth .................       (12.70)%       34.17%        27.92%          24.77%      03/01/93
T. Rowe Price Small Cap ....................        (9.27)%        N/A           N/A            14.30%      05/03/99
Pilgrim Baxter Mid Cap Growth ..............       (15.16)%        N/A           N/A            27.66%      05/03/99
Alger Aggressive Growth ....................       (31.94)%       18.87%        17.75%          17.63%      03/01/94
Third Avenue Value .........................        34.26%         N/A           N/A            12.46%      01/02/98
Value Line Aggressive Growth(1) ............          N/A          N/A           N/A           (10.24)%     05/01/00
GE International Equity ....................       (15.75)%        5.27%         N/A             5.59%      01/02/97
Great Companies -- Technology(SM)(1) .......          N/A          N/A           N/A           (33.01)%     05/01/00
Janus Growth(+) ............................       (29.58)%       22.01%        19.85%          18.42%      10/02/86
Goldman Sachs Growth .......................        (8.84)%        N/A           N/A             3.84%      05/03/99
GE U.S. Equity .............................        (1.67)%       12.00%         N/A            15.34%      01/02/97
Great Companies -- America(SM)(1) ..........          N/A          N/A           N/A            13.12%      05/01/00
Salomon All Cap ............................        17.24%         N/A           N/A            19.60%      05/03/99
C.A.S.E. Growth ............................       (21.42)%        1.91%         7.03%           9.64%      05/01/95
Dreyfus Mid Cap ............................        11.91%         N/A           N/A            11.16%      05/03/99
NWQ Value Equity ...........................        14.17%         4.84%         N/A            10.69%      05/01/96
T. Rowe Price Dividend Growth ..............         8.89%         N/A           N/A             0.13%      05/03/99
Dean Asset Allocation ......................        16.16%         5.35%         8.91%          10.55%      01/03/95
LKCM Strategic Total Return ................        (4.62)%        4.80%         9.63%          10.41%      03/01/93
J.P. Morgan Real Estate Securities .........        28.46%         N/A           N/A             1.32%      05/01/98
Federated Growth & Income ..................        28.01%         7.37%        11.09%          10.58%      03/01/94
AEGON Balanced .............................         4.88%         4.30%         7.64%           7.16%      03/01/94
AEGON Bond(+) ..............................         9.90%         4.62%         4.21%           6.83%      10/02/86
J.P. Morgan Money Market(2)(+) .............         5.17%         4.39%         4.31%           3.64%      10/02/86
Fidelity VIP Equity-Income Portfolio --
 Service Class 2(+) ........................         7.16%         7.64%        12.38%          16.24%      10/09/86
Fidelity VIP II Contrafund(R) Portfolio --
 Service Class 2 ...........................        (7.67)%       13.51%        16.66%          20.05%      01/03/95
Fidelity VIP III Growth Opportunities
 Portfolio -- Service Class 2 ..............       (18.02)%        1.46%         9.53%          12.90%      01/03/95
S&P 500(+) .................................        (9.10)%       12.25%        18.31%          17.44%      12/31/90



(+)  Shows ten year performance.
(1)  Not annualized.
(2) Yield more closely reflects the current earnings than its total return. An investment in this subaccount is not insured or guaranteed by the FDIC. While this subaccount seeks to preserve its value at $1.00 per share, it is possible to lose money by investing in this subaccount.

     Because the Gabelli Global Growth and Great Companies -- Global(2) portfolios commenced operations on September 1, 2000 (and have less than six months performance) and the LKCM Capital Growth portfolio commenced operations on February 9, 2001, Table 2 does not reflect rates of return for these portfolios.


     The annualized yield for the AUSA J.P. Morgan Money Market subaccount for the seven days ended December 31, 2000 was 5.34%.

     Additional information regarding the investment performance of the portfolios appears in the fund prospectuses which accompany this prospectus.

NET INVESTMENT RETURN OF THE SEPARATE ACCOUNT

     Table 3 below is included to comply with Regulation 77 of the Codes, Rules and Regulations of the State of New York. The Table shows the year-by-year net investment returns of the subaccounts of the separate account for the past ten years or, if shorter, since the inception of each subaccount.

     The net investment returns reflect investment income and capital gains and losses, less investment management fees and expenses and the mortality and expense risk charge. The returns do not reflect the cost of insurance charge, the premium expense charge, the monthly policy charge, the charges for any optional benefits, or potential surrender charges, all of which will significantly reduce the returns.

     Returns are not annualized for periods under one year.

                                    TABLE 3
                      STATEMENT OF NET INVESTMENT RETURNS
                         FOR THE YEAR ENDED DECEMBER 31




                                                                            SUBACCOUNT
                                                                            INCEPTION
SUBACCOUNT                                               2000        1999      DATE
-------------------------------------------------   -------------   ------ -----------
AUSA Munder Net50 ...............................        (1.15)%     N/A     06/28/99
AUSA Van Kampen Emerging Growth .................       (12.70)%     N/A     06/28/99
AUSA T. Rowe Price Small Cap ....................        (9.27)%     N/A     06/28/99
AUSA Pilgrim Baxter Mid Cap Growth ..............       (15.16)%     N/A     06/28/99
AUSA Alger Aggressive Growth ....................       (31.94)%     N/A     06/28/99
AUSA Third Avenue Value .........................        34.26%      N/A     06/28/99
AUSA GE International Equity ....................       (15.75)%     N/A     06/28/99
AUSA Janus Growth ...............................       (29.58)%     N/A     06/28/99
AUSA Goldman Sachs Growth .......................        (8.84)%     N/A     06/28/99
AUSA GE U.S. Equity .............................        (1.67)%     N/A     06/28/99
AUSA Salomon All Cap ............................        17.24%      N/A     06/28/99
AUSA C.A.S.E. Growth ............................       (21.42)%     N/A     06/28/99
AUSA Dreyfus Mid Cap ............................        11.91%      N/A     06/28/99
AUSA NWQ Value Equity ...........................        14.17%      N/A     06/28/99
AUSA T. Rowe Price Dividend Growth ..............         8.89%      N/A     06/28/99
AUSA Dean Asset Allocation ......................        16.16%      N/A     06/28/99
AUSA LKCM Strategic Total Return ................        (4.62)%     N/A     06/28/99
AUSA J.P. Morgan Real Estate Securities .........        28.46%      N/A     06/28/99
AUSA Federated Growth & Income ..................        28.01%      N/A     06/28/99
AUSA AEGON Balanced .............................         4.88%      N/A     06/28/99
AUSA AEGON Bond .................................         9.90%      N/A     06/28/99
AUSA J.P. Morgan Money Market(1) ................         5.17%      N/A     06/28/99
S&P 500 .........................................        (9.10)%     N/A     12/31/90



 (1) Yield more closely reflects the current earnings than its total return.
     An investment in this subaccount is not insured or guaranteed by the FDIC. While this subaccount seeks to preserve its value at $1.00 per share, it is possible to lose money by investing in this subaccount.

HYPOTHETICAL ILLUSTRATIONS BASED ON SUBACCOUNT PERFORMANCE

     This section contains hypothetical illustrations of Policy values based on the historical experience of the subaccounts. We started selling the Policies in 2001. The separate account was established on October 24, 1994 and commenced operations in June 1999. The Series Fund commenced operations on October 2, 1986. The rates of return below show the actual investment experience of each subaccount for the periods shown. The illustrations of cash value and net surrender value below depict these Policy values as if you had purchased the Policy on the last valuation date prior to January 1 of the year after the subaccount began operations and had elected death benefit Option A. The illustrations are based on the historical investment experience of the subaccount indicated as of the last valuation date prior to January 1 of the year after the subaccount began operations. WE ASSUMED THE RATE OF RETURN FOR EACH SUBACCOUNT IN EACH CALENDAR YEAR TO BE UNIFORMLY EARNED THROUGHOUT THE YEAR; HOWEVER, THE SUBACCOUNT'S ACTUAL PERFORMANCE DID AND WILL VARY THROUGHOUT THE YEAR.

     In order to demonstrate how the actual investment experience of the subaccounts could have affected the Option A death benefit, cash value and net surrender value of the Policy, we provide hypothetical illustrations for a hypothetical insured. THESE HYPOTHETICAL ILLUSTRATIONS ARE DESIGNED TO SHOW THE PERFORMANCE THAT COULD HAVE RESULTED IF THE HYPOTHETICAL INSURED HAD HELD THE POLICY DURING THE PERIOD ILLUSTRATED. These illustrations do not represent what may happen in the future.

     The amounts we show for death benefits, cash values, and net surrender values take into account all charges and deductions from the Policy, the separate account, and the subaccounts. For each subaccount, we base one illustration on the guaranteed cost of insurance rates and one on the current cost of insurance rates for a hypothetical male insured age 35. The insured's age, gender and rate class, amount and timing of premium payments, cash withdrawals, and loans would affect individual Policy benefits.


     For each subaccount, the illustrations below assume death benefit Option A was selected based on an annual premium of $5,500 and a specified amount of $500,000 for a male age 35, non-tobacco use, ultimate select rate class.

The following example shows how the hypothetical net return of the AUSA Janus Growth subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1999. This example assumes that net premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.

                               AUSA JANUS GROWTH
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                                     CASH VALUE              NET SURRENDER VALUE
                                             --------------------------   -------------------------
LAST VALUATION DATE PRIOR TO JANUARY 1*:       CURRENT      GUARANTEED      CURRENT      GUARANTEED
------------------------------------------   -----------   ------------   -----------   -----------
2000 .....................................    $392,722       $382,762      $391,170      $381,210
2001 .....................................     279,362        272,258       278,586       271,482


* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

The following example shows how the hypothetical net return of the AUSA AEGON Bond subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1999. This example assumes that net premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.

                                AUSA AEGON BOND
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                                    CASH VALUE             NET SURRENDER VALUE
                                             -------------------------   ------------------------
LAST VALUATION DATE PRIOR TO JANUARY 1*:       CURRENT     GUARANTEED      CURRENT     GUARANTEED
------------------------------------------   ----------   ------------   ----------   -----------
2000 .....................................    $ 90,260      $ 87,402      $ 88,708      $85,850
2001 .....................................     103,596       100,257       102,820       99,481



* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

The following example shows how the hypothetical net return of the AUSA J.P. Morgan Money Market subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1999. This example assumes that net premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.

                         AUSA J.P. MORGAN MONEY MARKET
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                    CASH VALUE            NET SURRENDER VALUE
                                             ------------------------   -----------------------
LAST VALUATION DATE PRIOR TO JANUARY 1*:      CURRENT     GUARANTEED     CURRENT     GUARANTEED
------------------------------------------   ---------   ------------   ---------   -----------
2000 .....................................    $77,458       $74,866      $75,906      $73,314
2001 .....................................     85,584        82,659       84,808       81,883



* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

The following example shows how the hypothetical net return of the AUSA Van Kampen Emerging Growth subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1999. This example assumes that net premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.

                        AUSA VAN KAMPEN EMERGING GROWTH
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                     CASH VALUE              NET SURRENDER VALUE
                                             --------------------------   -------------------------
LAST VALUATION DATE PRIOR TO JANUARY 1*:       CURRENT      GUARANTEED      CURRENT      GUARANTEED
------------------------------------------   -----------   ------------   -----------   -----------
2000 .....................................    $109,323       $107,038      $102,339      $100,054
2001 .....................................      99,445         97,283        93,237        91,075



* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

The following example shows how the hypothetical net return of the AUSA LKCM Strategic Total Return subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1999. This example assumes that net premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.

                       AUSA LKCM STRATEGIC TOTAL RETURN
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                                    CASH VALUE            NET SURRENDER VALUE
                                             ------------------------   -----------------------
LAST VALUATION DATE PRIOR TO JANUARY 1*:      CURRENT     GUARANTEED     CURRENT     GUARANTEED
------------------------------------------   ---------   ------------   ---------   -----------
2000 .....................................    $44,757       $43,683      $37,773      $36,699
2001 .....................................     46,986        45,763       40,778       39,555


* For each year shown, benefits and values reflect only premiums paid during previous Policy years.


The following example shows how the hypothetical net return of the AUSA Alger Aggressive Growth subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1999. This example assumes that net premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.


                         AUSA ALGER AGGRESSIVE GROWTH
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                    CASH VALUE            NET SURRENDER VALUE
                                             ------------------------   -----------------------
LAST VALUATION DATE PRIOR TO JANUARY 1*:      CURRENT     GUARANTEED     CURRENT     GUARANTEED
------------------------------------------   ---------   ------------   ---------   -----------
2000 .....................................    $71,953       $70,614      $64,193      $62,854
2001 .....................................     51,996        50,937       45,012       43,953



* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

The following example shows how the hypothetical net return of the AUSA Dean Asset Allocation subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1999. This example assumes that net premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.

                          AUSA DEAN ASSET ALLOCATION
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                                    CASH VALUE            NET SURRENDER VALUE
                                             ------------------------   -----------------------
LAST VALUATION DATE PRIOR TO JANUARY 1*:      CURRENT     GUARANTEED     CURRENT     GUARANTEED
------------------------------------------   ---------   ------------   ---------   -----------
2000 .....................................    $28,160       $27,522      $20,400      $19,762
2001 .....................................     38,086        37,136       31,102       30,152


* For each year shown, benefits and values reflect only premiums paid during previous Policy years.


The following example shows how the hypothetical net return of the AUSA Federated Growth & Income subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1999. This example assumes that net premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.

                        AUSA FEDERATED GROWTH & INCOME
                    Male Issue Age 35, $5,500 Annual Premium

      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                    CASH VALUE            NET SURRENDER VALUE
                                             ------------------------   -----------------------
LAST VALUATION DATE PRIOR TO JANUARY 1*:      CURRENT     GUARANTEED     CURRENT     GUARANTEED
------------------------------------------   ---------   ------------   ---------   -----------
2000 .....................................    $28,618       $27,980      $20,858      $20,220
2001 .....................................     42,609        41,573       35,625       34,589



* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

The following example shows how the hypothetical net return of the AUSA AEGON Balanced subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1999. This example assumes that net premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.

                              AUSA AEGON BALANCED
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)

                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                    CASH VALUE            NET SURRENDER VALUE
                                             ------------------------   -----------------------
LAST VALUATION DATE PRIOR TO JANUARY 1*:      CURRENT     GUARANTEED     CURRENT     GUARANTEED
------------------------------------------   ---------   ------------   ---------   -----------
2000 .....................................    $30,019       $29,337      $22,259      $21,577
2001 .....................................     36,295        35,383       29,311       28,399


* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

The following example shows how the hypothetical net return of the AUSA C.A.S.E. Growth subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1999. This example assumes that net premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.

                              AUSA C.A.S.E. GROWTH

                    Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                    CASH VALUE            NET SURRENDER VALUE
                                             ------------------------   -----------------------
LAST VALUATION DATE PRIOR TO JANUARY 1*:      CURRENT     GUARANTEED     CURRENT     GUARANTEED
------------------------------------------   ---------   ------------   ---------   -----------
2000 .....................................    $28,383       $27,827      $20,623      $20,067
2001 .....................................     25,843        25,246       18,083       17,486



* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

The following example shows how the hypothetical net return of the AUSA GE U.S. Equity subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1999. This example assumes that net premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.

                              AUSA GE U.S. EQUITY
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)
                             Death Benefit Option A

              Both Current and Guaranteed Cost of Insurance Rates

                                                    CASH VALUE            NET SURRENDER VALUE
                                             ------------------------   -----------------------
LAST VALUATION DATE PRIOR TO JANUARY 1*:      CURRENT     GUARANTEED     CURRENT     GUARANTEED
------------------------------------------   ---------   ------------   ---------   -----------
2000 .....................................    $20,952       $20,649      $13,192      $12,889
2001 .....................................     25,180        24,712       17,420       16,952


* For each year shown, benefits and values reflect only premiums paid during previous Policy years.


The following example shows how the hypothetical net return of the AUSA NWQ Value Equity subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1999. This example assumes that net premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.

                             AUSA NWQ VALUE EQUITY
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)
                             Death Benefit Option A

              Both Current and Guaranteed Cost of Insurance Rates

                                                    CASH VALUE            NET SURRENDER VALUE
                                             ------------------------   -----------------------
LAST VALUATION DATE PRIOR TO JANUARY 1*:      CURRENT     GUARANTEED     CURRENT     GUARANTEED
------------------------------------------   ---------   ------------   ---------   -----------
2000 .....................................    $15,705       $15,440      $ 7,945      $ 7,680
2001 .....................................     23,302        22,813       15,542       15,053



* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

The following example shows how the hypothetical net return of the AUSA GE International Equity subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1999. This example assumes that net premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.

                          AUSA GE INTERNATIONAL EQUITY

                    Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                    CASH VALUE            NET SURRENDER VALUE
                                             ------------------------   -----------------------
LAST VALUATION DATE PRIOR TO JANUARY 1*:      CURRENT     GUARANTEED     CURRENT     GUARANTEED
------------------------------------------   ---------   ------------   ---------   -----------
2000 .....................................    $19,397       $19,087      $11,637      $11,327
2001 .....................................     20,206        19,788       12,446       12,028



* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

The following example shows how the hypothetical net return of the AUSA Third Avenue Value subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1999. This example assumes that net premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.

                            AUSA THIRD AVENUE VALUE
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                                    CASH VALUE            NET SURRENDER VALUE
                                             ------------------------   -----------------------
LAST VALUATION DATE PRIOR TO JANUARY 1*:      CURRENT     GUARANTEED     CURRENT     GUARANTEED
------------------------------------------   ---------   ------------   ---------   -----------
2000 .....................................    $10,376       $10,251      $ 2,616      $ 2,491
2001 .....................................     20,339        20,007       12,579       12,247



* For each year shown, benefits and values reflect only premiums paid during previous Policy years.


The following example shows how the hypothetical net return of the AUSA J.P. Morgan Real Estate Securities subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 1999. This example assumes that net premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.

                    AUSA J.P. MORGAN REAL ESTATE SECURITIES
                    Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)
                             Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                   CASH VALUE            NET SURRENDER VALUE
                                            ------------------------   -----------------------
AST VALUATION DATE PRIOR TO JANUARY 1*:      CURRENT     GUARANTEED     CURRENT     GUARANTEED
-----------------------------------------   ---------   ------------   ---------   -----------
2000 ....................................    $ 4,465       $ 4,465      $    0        $    0
2001 ....................................     11,869        11,736       4,109         3,976


* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

The following example shows how the hypothetical net return of AUSA Goldman Sachs Growth subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 2000. This example assumes that premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.

                           AUSA GOLDMAN SACHS GROWTH
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates


                                                    CASH VALUE            NET SURRENDER VALUE
                                             ------------------------   -----------------------
LAST VALUATION DATE PRIOR TO JANUARY 1*:      CURRENT     GUARANTEED     CURRENT     GUARANTEED
------------------------------------------   ---------   ------------   ---------   -----------
2001 .....................................    $4,252        $4,252          $0           $0

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.


The following example shows how the hypothetical net return of the AUSA Munder Net50 subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 2000. This example assumes that premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.

                              AUSA MUNDER NET50**
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates



                                                    CASH VALUE            NET SURRENDER VALUE
                                             ------------------------   -----------------------
LAST VALUATION DATE PRIOR TO JANUARY 1*:      CURRENT     GUARANTEED     CURRENT     GUARANTEED
------------------------------------------   ---------   ------------   ---------   -----------
2001 .....................................    $4,641        $4,641          $0           $0



 * For each year shown, benefits and values reflect only premiums paid during previous Policy years.
** Formerly, WRL Goldman Sachs Small Cap. During May 2001, this portfolio changed sub-adviser and investment objective.

The following example shows how the hypothetical net return of the AUSA T. Rowe Price Dividend Growth subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 2000. This example assumes that premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.


                       AUSA T. ROWE PRICE DIVIDEND GROWTH
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                    CASH VALUE            NET SURRENDER VALUE
                                             ------------------------   -----------------------
LAST VALUATION DATE PRIOR TO JANUARY 1*:      CURRENT     GUARANTEED     CURRENT     GUARANTEED
------------------------------------------   ---------   ------------   ---------   -----------
2001 .....................................    $4,249        $4,249          $0           $0


* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

The following example shows how the hypothetical net return of the AUSA T. Rowe Price Small Cap subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 2000. This example assumes that premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.

                          AUSA T. ROWE PRICE SMALL CAP

                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                    CASH VALUE            NET SURRENDER VALUE
                                             ------------------------   -----------------------
LAST VALUATION DATE PRIOR TO JANUARY 1*:      CURRENT     GUARANTEED     CURRENT     GUARANTEED
------------------------------------------   ---------   ------------   ---------   -----------
2001 .....................................    $4,230        $4,230          $0           $0


* For each year shown, benefits and values reflect only premiums paid during previous Policy years.


The following example shows how the hypothetical net return of the AUSA Salomon All Cap subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 2000. This example assumes that premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.

                              AUSA SALOMON ALL CAP

                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                    CASH VALUE            NET SURRENDER VALUE
                                             ------------------------   -----------------------
LAST VALUATION DATE PRIOR TO JANUARY 1*:      CURRENT     GUARANTEED     CURRENT     GUARANTEED
------------------------------------------   ---------   ------------   ---------   -----------
2001 .....................................    $5,575        $5,575          $0           $0


* For each year shown, benefits and values reflect only premiums paid during previous Policy years.


The following example shows how the hypothetical net return of the AUSA Pilgrim Baxter Mid Cap Growth subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 2000. This example assumes that premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.

                       AUSA PILGRIM BAXTER MID CAP GROWTH
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                    CASH VALUE            NET SURRENDER VALUE
                                             ------------------------   -----------------------
LAST VALUATION DATE PRIOR TO JANUARY 1*:      CURRENT     GUARANTEED     CURRENT     GUARANTEED
------------------------------------------   ---------   ------------   ---------   -----------
2001 .....................................    $3,933        $3,933         $841         $841

* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

The following example shows how the hypothetical net return of the AUSA Dreyfus Mid Cap subaccount would have affected benefits for a Policy dated on the last valuation date prior to January 1, 2000. This example assumes that premiums and cash values were in the subaccount for the entire period and that the values were determined on each Policy anniversary thereafter.

                              AUSA DREYFUS MID CAP
                   Male Issue Age 35, $5,500 Annual Premium
      ($500,000 Specified Amount, Non-Tobacco Use, Ultimate Select Class)
                            Death Benefit Option A
              Both Current and Guaranteed Cost of Insurance Rates

                                                    CASH VALUE            NET SURRENDER VALUE
                                             ------------------------   -----------------------
LAST VALUATION DATE PRIOR TO JANUARY 1*:      CURRENT     GUARANTEED     CURRENT     GUARANTEED
------------------------------------------   ---------   ------------   ---------   -----------
2001 .....................................    $5,304        $5,304          $0           $0


* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

     Because the Fidelity VIP Equity-Income Portfolio -- Service Class 2, Fidelity VIP II Contrafund(R) Portfolio -- Service Class 2 and Fidelity VIP III Growth Opportunities Portfolio -- Service Class 2, AUSA Great Companies -- America(SM), AUSA Great Companies -- Technology(SM), AUSA Value Line Aggressive Growth and AUSA Great Companies -- Global(2) and AUSA Gabelli Global Growth subaccounts did not commence operations until September 1, 2000, and the AUSA LKCM Capital Growth subaccount did not commence operations until February 9, 2001, there are no hypothetical illustrations for these subaccounts.


OTHER PERFORMANCE DATA IN ADVERTISING SALES LITERATURE

   We may compare each subaccount's performance to the performance of:
   o  other variable life issuers in general;

   o variable life insurance policies which invest in mutual funds with similar investment objectives and policies, as reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar, Inc. ("Morningstar"); and other services, companies, individuals, or industry or financial publications (E.G., FORBES, MONEY, THE WALL STREET JOURNAL, BUSINESS WEEK, BARRON'S, KIPLINGER'S PERSONAL FINANCE, and FORTUNE);

      -> Lipper and Morningstar rank variable annuity contracts and variable life policies. Their performance analysis ranks such policies and contracts on the basis of total return, and assumes reinvestment of distributions; but it does not show sales charges, redemption fees or certain expense deductions at the separate account level.

   o the Standard & Poor's Index of 500 Common Stocks, or other widely recognized indices;

      -> unmanaged indices may assume the reinvestment of dividends, but usually do not reflect deductions for the expenses of operating or managing an investment portfolio; or

   o  other types of investments, such as:

      ->    certificates of deposit;

      ->    savings accounts and U.S. Treasuries;

      -> certain interest rate and inflation indices (E.G., the Consumer Price Index); or

      -> indices measuring the performance of a defined group of securities recognized by investors as representing a particular segment of the securities markets (E.G., Donoghue Money Market Institutional Average, Lehman Brothers Corporate Bond Index, or Lehman Brothers Government Bond Index).

AUSA LIFE'S PUBLISHED RATINGS

     We may publish in advertisements, sales literature, or reports we send to you the ratings and other information that an independent ratings organization assigns to us. These organizations include: A.M. Best Company, Moody's Investors Service, Inc., Standard & Poor's Insurance Rating Services, and Duff & Phelps Credit Rating Co. These ratings are opinions regarding an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. These ratings do not apply to the separate account, the subaccounts, the funds or their portfolios, or to their performance.

ADDITIONAL INFORMATION
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SALE OF THE POLICIES



     The Policy will be sold by individuals who are licensed as our life insurance agents and who are also registered representatives of broker-dealers having written sales agreements for the Policy with AFSG Securities Corporation ("AFSG"), the principal underwriter of the Policy. AFSG is located at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499. AFSG is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). AFSG was organized on March 12, 1986 under the laws of the State of Pennsylvania. The Principal Underwriting Agreement between AFSG and AUSA Life on behalf of its separate account went into effect April 1, 1999. More information about AFSG is available at http://www.nasdr.com or by calling 1-800-289-9999. The sales commission payable to AUSA Life agents or other registered representatives may vary with the sales agreement, but it is not expected to be greater than:

   o  55% of all premiums you make during the first Policy year, PLUS
   o  2.50% of all premiums you make during Policy years 2 through 10.


We will pay an additional sales commission of up to 0.15% of the Policy's cash value on the fifth Policy anniversary and each anniversary thereafter where the cash value (minus amounts attributable to loans) equals at least $5,000. Sales commissions may also be payable on premiums paid as a result of an increase in specified amount. The sales commission payable to AUSA Life agents or other registered representatives may vary with the sales agreement, but it is not expected to be greater than 55% of all premiums you make during the year subsequent to an increase. In addition, certain production, persistency and managerial bonuses may be paid.


     To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literatures, and similar services.

     We intend to recoup commissions and other sales expenses through: the premium expense charge, the surrender charge, the cost of insurance charge, the mortality and expense risk charge, and earnings on amounts allocated under the Policies to the fixed account and the loan account. Commissions paid on sales of the Policies, including other sales incentives, are not directly charged to Policyowners.

     AFSG will receive the 12b-1 fees assessed against the Fidelity VIP Funds shares held for the Policies as compensation for providing certain shareholder support services. AFSG will also receive an additional fee based on the value of shares of the Fidelity VIP Funds held for the Policies as compensation for providing certain recordkeeping services.

LEGAL MATTERS

     Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws. All matters of New York law pertaining to the Policy have been passed upon by Robert F. Colby, Esq., Vice President and Assistant Secretary of AUSA Life.


LEGAL PROCEEDINGS

     AUSA Life, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, at the present time, it appears that there are no pending or threatened lawsuits that are likely to have a material adverse impact on the separate account, on AFSG's ability to perform under its principal underwriting agreement, or on AUSA Life's ability to meet its obligations under the Policy.

EXPERTS

     The financial statements and financial highlights of AUSA Series Life Account as of December 31, 2000 and for the year then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The statutory-basis financial statements and schedules of AUSA Life at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein which, as to the statutory-basis balance sheet at December 31, 1999, is based in part on the report of PricewaterhouseCoopers LLP, independent auditors. The financial statements and schedules referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.


     The statement of changes in net assets of the AUSA Series Life Account for the year ended December 31, 1999, included in this prospectus and registration statement, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.


     Actuarial matters included in this prospectus have been examined by Alan Yaeger, Vice President and Actuary of AUSA Life, as stated in the opinion filed as an exhibit to the registration statement.


FINANCIAL STATEMENTS


     AUSA Life's financial statements and schedules appear on the following pages. These financial statements and schedules should be distinguished from the separate account's financial statements and you should consider these financial statements and schedules only as bearing upon AUSA Life's ability to meet our obligations under the Policies. You should not consider our financial statements and schedules as bearing upon the investment performance of the assets held in the separate account.

     AUSA Life's financial statements and schedules at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, have been prepared on the basis of statutory accounting principles rather than accounting principles generally accepted in the United States.


ADDITIONAL INFORMATION ABOUT AUSA LIFE

     AUSA Life is a stock life insurance company that is wholly-owned by First AUSA Life Insurance Company, which, in turn, is indirectly wholly-owned by AEGON USA, Inc. AUSA Life's home office is located at 4 Manhattanville Road, Purchase, New York 10577 and the mailing address is P.O. Box 9054, Clearwater, Florida 33758-9054.


     AUSA Life was incorporated under the name Zurich Life Insurance Company in 1947 under the laws of New York and is subject to regulation by the Superintendent of Insurance of the State of New York, as well as by the insurance departments of all other states and jurisdictions in which it does business. AUSA Life is licensed to sell insurance in 49 states (including New
York) and in the District of Columbia. AUSA Life submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. The Policy described in this prospectus has been filed with, and where required, approved by, insurance officials in those jurisdictions in which it is sold.

AUSA LIFE'S DIRECTORS AND OFFICERS

     We are governed by a board of directors. The following table sets forth the name, address and principal occupation during the past five years of each of our directors.

                              BOARD OF DIRECTORS


                                                               PRINCIPAL OCCUPATION
 NAME AND ADDRESS                 POSITION WITH AUSA LIFE      DURING PAST 5 YEARS
 Tom A. Schlossberg               President and Chairman       President (1993 - present), Diversified
 4 Manhattanville Road            of the Board                 Investment Advisors, Purchase, New
 Purchase, New York 10577                                      York; Executive Vice President (1983 -
                                                               1993), Mutual of New York, Purchase,
                                                               New York.

 William Brown, Jr.               Director                     Management Consultant (1992 -
 14 Windward Avenue                                            present), Brownstone Management
 White Plains, New York 10605                                  Consultants, Inc., White Plains, New
                                                               York; Vice President (1987 - 1992),
                                                               Mutual of New York, Purchase, New
                                                               York.

 William L. Busler                Director and Senior Vice     President, Annuity Division (1980 -
 4333 Edgewood Rd., N.E.          President                    present), AEGON USA, Inc.
 Cedar Rapids, Iowa 52499

 Jack R. Dykhouse                 Director and Vice            Executive Vice President (1996 -
 Suite 302,                       President                    present), AEGON Insurance Group;
 2705 Brown Trail                                              Senior Vice President (1976 - 1996),
 Bedford, Texas 76021                                          AEGON USA, Inc.

 Steven E. Frushtick              Director                     Partner (1961 - present) Wiener,
 500 Fifth Avenue                                              Frushtick & Straub, New York, New
 New York, New York 10110                                      York.

 Peter P. Post                    Director                     Owner and President (1992 - present),
 415 Madison Avenue                                            Post & Partners, Inc., New York, New
 New York, New York 10017                                      York; President and Director (1989 -
                                                               1992), Lintas: Marketing Communica-
                                                               tions, New York, New York.

 Colette F. Vargas                Director and                 Actuary (1993 - present), Diversified
 4 Manhattanville Road            Chief Actuary                Investment Advisors, Purchase, New
 Purchase, New York 10577                                      York; Actuary (1982 - 1993), Mutual of
                                                               New York, Purchase, New York.

 Marc Abrahms                     Director                     President of Abrahms Life Insurance
 375 Willard Avenue                                            (October 1975 - present); Chairman and
 Newington, Connecticut 06111                                  President of Abrahms Group Benefits
                                                               (April 1996 - present), Newington, CT.

                                                                PRINCIPAL OCCUPATION
 NAME AND ADDRESS                  POSITION WITH AUSA LIFE      DURING PAST 5 YEARS
 Cor H. Verhagen                   Director                     President and Director (1990 - present),
 51 JFK Parkway                                                 CORPA Reinsurance Co. of America,
 Short Hills, New Jersey 07078                                  Short Hills, New Jersey; President
                                                                (1990 - 1996), International Life
                                                                Investors Insurance Company, New
                                                                York, New York; Vice President (1993 -
                                                                present), AEGON USA, Inc.; Vice
                                                                President (July 1985 - present), AEGON
                                                                US Holding Company, Short Hills, New
                                                                Jersey.

 E. Kirby Warren                   Director                     Professor (1961 - present), Columbia
 P.O. Box 146                                                   University School of Business, New
 Tuxedo Park, New York 10987                                    York, New York.

 Robert S. Rubinstein              Director, Vice President     Senior Vice President (July 1993 -
 100 Manhattanville Road           and Assistant Secretary      present), Transamerica Life Insurance
 Purchase, New York 10577-2135                                  Company of New York; Vice President
                                                                and Actuary (April 1986 - July 1993),
                                                                Integrity Life Insurance Company, New
                                                                York, New York.

 Robert F. Colby                   Director, Vice President     Vice President (January 1994 - present),
 4 Manhattanville Road             and Assistant Secretary      Diversified Investment Advisors.
 Purchase, New York 10577

 James T. Byrne, Jr.               Director                     Attorney and Financial Industry
 130 Liberty Street                                             Executive; Senior Vice President and
 31st Floor                                                     Secretary (1989 - present) of Bankers
 New York, New York 10006                                       Trust Company and Bankers Trust
                                                                Corporation, New York, New York.



The following table gives the name, address and principal occupation during the past five years of the principal officers of AUSA Life (other than officers listed above as directors).


                              PRINCIPAL OFFICERS

                                                          PRINCIPAL OCCUPATION
 NAME AND ADDRESS             POSITION WITH AUSA LIFE     DURING PAST 5 YEARS
 Patrick S. Baird             Vice President and          Executive Vice President (1995 -
 4333 Edgewood Road, N.E.     Chief Operating Officer     present), Chief Operating Officer (1996
 Cedar Rapids, Iowa 52499                                 - present), Chief Financial Officer (1992
                                                          - 1995), Vice President and Chief Tax
                                                          Officer (1984 - 1995) of AEGON USA,
                                                          Inc.

                                                          PRINCIPAL OCCUPATION
 NAME AND ADDRESS             POSITION WITH AUSA LIFE     DURING PAST 5 YEARS
 Brenda K. Clancy             Treasurer                   Senior Vice President and Treasurer
 4333 Edgewood Road, N.E.                                 (1997 - present), Vice President and
 Cedar Rapids, Iowa 52499                                 Controller (1992 - 1997), AEGON
                                                          USA, Inc.; Director of Transamerica
                                                          Occidental Life Insurance Company
                                                          (1999 - present).

 Robert J. Kontz              Controller                  Vice President and Controller (1990 -
 4333 Edgewood Road, N.E.                                 present), AEGON USA, Inc.; Vice
 Cedar Rapids, Iowa 52499                                 President - Corporate Accounting (1982
                                                          - 1989), Life Investors Insurance
                                                          Company of America, Cedar Rapids,
                                                          Iowa.

 Craig D. Vermie              Secretary                   Vice President and General Counsel
 4333 Edgewood Road, N.E.                                 (1986 - present), AEGON USA, Inc.;
 Cedar Rapids, Iowa 52499                                 Director of Transamerica Occidental
                                                          Life Insurance Company (1999 -
                                                          present).

     AUSA Life holds the assets of the separate account physically segregated and apart from the general account. AUSA Life maintains records of all purchases and sales of portfolio shares by each of the subaccounts. A blanket bond was issued to AEGON USA, Inc. ("AEGON USA") in the aggregate amount of $12 million, covering all of the employees of AEGON USA and its affiliates, including AUSA Life. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. providing fidelity coverage, covers the activities of registered representatives of AFSG to a limit of $10 million.

ADDITIONAL INFORMATION ABOUT THE SEPARATE ACCOUNT

     AUSA Life established the separate account as a separate investment account under New York law in 1994. We own the assets in the separate account and are obligated to pay all benefits under the Policies. The separate account is used to support other life insurance policies of AUSA Life, as well as for other purposes permitted by law. The separate account is registered with the SEC as a unit investment trust under the 1940 Act and qualifies as a "separate account" within the meaning of the federal securities laws.

APPENDIX A
ILLUSTRATIONS
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     The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the death benefit, cash value, and net surrender value under a Policy issued to an insured of a given age, would change over time if the premiums indicated were paid and the return on the assets in the subaccounts were a uniform gross annual rate (before any expenses) of 0%, 6% or 12%. The tables illustrate Policy values that would result based on assumptions that you pay the premiums indicated, you do not change your specified amount, and you do not take any cash withdrawals or Policy loans. The values under the Policy will be different from those shown even if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years shown.


     We based the illustration on page 89 on a Policy for an insured who is a 35 year old male in the Ultimate Select, non-tobacco use rate class, annual premiums of $5,500, a $500,000 specified amount and death benefit Option A. The illustration on that page also assumes cost of insurance charges based on our CURRENT cost of insurance rates.

     The illustration on page 90 is based on the same factors as those on page 89, except that cost of insurance rates are based on the GUARANTEED cost of insurance rates (based on the 1980 Commissioners Standard Ordinary Mortality Table).

     The amounts we show for the death benefits, cash values and net surrender values take into account (1) the daily charge for assuming mortality and expense risks assessed against each subaccount. This charge is equivalent to an annual charge of 0.90% of the average net assets of the subaccounts during the first 15 Policy years (we guarantee to reduce this charge to 0.60% after the first 15 Policy years). We intend to reduce this charge to 0.30% in the 16th Policy year but we do not guarantee that we will do so, and we reserve the right to maintain this charge at the 0.60% level after the 15th Policy year. The following illustrations use 0.30% after the 15th Policy year; (2) estimated daily expenses equivalent to an effective arithmetic average annual expense level of 0.92% of the portfolios' average daily net assets; and (3) all applicable premium expense charges and cash value charges using the current monthly Policy charge. The 0.92% average portfolio expense level assumes an equal allocation of amounts among the 31 subaccounts. We used annualized actual audited expenses incurred during 2000 as shown in the Portfolio Annual Expense Table for the portfolios to calculate the average annual expense level.


     Taking into account the assumed charges of 1.82%, the gross annual investment return rates of 0%, 6% and 12% are equivalent to net annual investment return rates of -1.82%, 4.18%, and 10.18% during the first 15 Policy years and -1.22%, 4.78% and 10.78% thereafter.

     During 2000, AEGON/Transamerica Advisers undertook to pay normal operating expenses of certain Series Fund portfolios that exceeded a certain stated percentage of those portfolios' average daily net assets. AEGON/Transamerica Advisers has undertaken until at least April 30, 2002 to pay expenses to the extent normal operating expenses of certain portfolios of the Series Fund exceed a stated percentage of the portfolio's average daily net assets. For details on these expense limits, the amounts reimbursed by AEGON/Transamerica Advisers during 2000, and the expense ratios without the reimbursements, see the Portfolio Annual Expense Table on page 9 of this prospectus.



     WITHOUT THESE WAIVERS AND REIMBURSEMENTS, TOTAL ANNUAL EXPENSES FOR THE PORTFOLIOS WOULD HAVE BEEN GREATER, AND THE ILLUSTRATIONS WOULD HAVE ASSUMED THAT THE ASSETS IN THE PORTFOLIOS WERE SUBJECT TO AN AVERAGE ANNUAL EXPENSE LEVEL OF 1.22%.


     THE HYPOTHETICAL RETURNS SHOWN IN THE TABLES ARE PROVIDED ONLY TO ILLUSTRATE THE MECHANICS OF A HYPOTHETICAL POLICY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RATES OF RETURN. Tax charges that may be attributable to the separate account are not reflected, because we are not currently making such charges. In order to produce after tax returns of 0%, 6% or 12% if such charges are made in the future, the separate account would have to earn a sufficient amount in excess of 0%, 6% or 12% to cover any tax charges.


     The "Premium Accumulated at 5%" column of each table shows the amount which would accumulate if you invested an amount equal to the premium to earn interest at 5% per year, compounded annually.


     We will furnish, upon request, a comparable illustration reflecting the proposed insured's age, gender, risk classification and desired Policy features.

                        AUSA LIFE INSURANCE COMPANY, INC.
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS
                                MALE ISSUE AGE 35


      Specified Amount $500,000                 Ultimate Select Class
      Annual Premium $5,500                     Option Type A
                      Using Current Cost of Insurance Rates

END OF             PREMIUMS                                         DEATH BENEFIT
POLICY           ACCUMULATED                             ASSUMING HYPOTHETICAL GROSS AND NET
YEAR                AT 5%                                    ANNUAL INVESTMENT RETURN OF
                                        0% (GROSS)                    6% (GROSS)                    12% (GROSS)
                                 -1.82% (NET) YEARS 1-15        4.18% (NET) YEARS 1-15        10.18% (NET) YEARS 1-15
                                  -1.22% (NET) YEARS 16+         4.78% (NET) YEARS 16+        10.78% (NET) YEARS 16+
1                     5,775                     500,000               500,000                    500,000
2                    11,839                     500,000               500,000                    500,000
3                    18,206                     500,000               500,000                    500,000
4                    24,891                     500,000               500,000                    500,000
5                    31,911                     500,000               500,000                    500,000
6                    39,281                     500,000               500,000                    500,000
7                    47,020                     500,000               500,000                    500,000
8                    55,146                     500,000               500,000                    500,000
9                    63,678                     500,000               500,000                    500,000
10                   72,637                     500,000               500,000                    500,000
15                  124,616                     500,000               500,000                    500,000
20                  190,956                     500,000               500,000                    500,000
30 (AGE 65)         383,684                     500,000               500,000                  1,110,503
40 (AGE 75)         697,619                     500,000               512,834                  2,771,261
50 (AGE 85)       1,208,985                     500,000               866,604                  7,579,495
60 (AGE 95)       2,041,946                     500,000             1,374,867                 20,002,384

END OF                            CASH VALUE                                   NET SURRENDER VALUE
POLICY                ASSUMING HYPOTHETICAL GROSS AND NET              ASSUMING HYPOTHETICAL GROSS AND NET
YEAR                      ANNUAL INVESTMENT RETURN OF                      ANNUAL INVESTMENT RETURN OF
                  0% (GROSS)       6% (GROSS)      12% (GROSS)      0% (GROSS)       6% (GROSS)     12% (GROSS)
                 -1.82% (NET)     4.18% (NET)     10.18% (NET)     -1.82% (NET)     4.18% (NET)     10.18% (NET)
                  YEARS 1-15       YEARS 1-15      YEARS 1-15       YEARS 1-15       YEARS 1-15      YEARS 1-15
                 -1.22% (NET)     4.78% (NET)     10.78% (NET)     -1.22% (NET)     4.78% (NET)     10.78% (NET)
                   YEARS 16+       YEARS 16+        YEARS 16+        YEARS 16+       YEARS 16+       YEARS 16+
1                    4,607             4,911            5,216              0                 0               0
2                    9,119            10,016           10,952          1,359             2,256           3,192
3                   13,527            15,314           17,252          5,767             7,554           9,492
4                   17,839            20,819           24,180         10,079            13,059          16,420
5                   22,025            26,507           31,769         14,265            18,747          24,009
6                   26,083            32,384           40,084         19,099            25,400          33,100
7                   30,008            38,450           49,194         23,800            32,242          42,986
8                   33,803            44,714           59,184         28,371            39,282          53,752
9                   37,405            51,122           70,084         32,749            46,466          65,428
10                  40,845            57,710           82,020         36,965            53,830          78,140
15                  55,472            93,449          161,417         55,472            93,449         161,417
20                  67,786           138,636          297,715         67,786           138,636         297,715
30 (AGE 65)         85,666           268,722          910,248         85,666           268,722         910,248
40 (AGE 75)         77,539           479,284        2,589,963         77,539           479,284       2,589,963
50 (AGE 85)          6,610           825,338        7,218,566          6,610           825,338       7,218,566
60 (AGE 95)              *         1,361,255       19,804,340              *         1,361,255      19,804,340

* In the absence of an additional payment, the Policy would lapse.


The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations by an owner and the different investment rates for the funds. The death benefit, cash value and net surrender value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below that average for individual Policy years. No representation can be made by AUSA Life or the funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration must be preceded or accompanied by current fund prospectuses.

                        AUSA LIFE INSURANCE COMPANY, INC.
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS
                                MALE ISSUE AGE 35

       Specified Amount $500,000                        Ultimate Select Class
       Annual Premium $5,500                            Option Type A
                    Using Guaranteed Cost of Insurance Rates

END OF             PREMIUMS                                         DEATH BENEFIT
POLICY           ACCUMULATED                             ASSUMING HYPOTHETICAL GROSS AND NET
YEAR                AT 5%                                    ANNUAL INVESTMENT RETURN OF
                                        0% (GROSS)                    6% (GROSS)                    12% (GROSS)
                                 -1.82% (NET) YEARS 1-15        4.18% (NET) YEARS 1-15        10.18% (NET) YEARS 1-15
                                  -1.22 (NET) YEARS 16+          4.78% (NET) YEARS 16+        10.78% (NET) YEARS 16+
1                     5,775                     500,000              500,000                     500,000
2                    11,839                     500,000              500,000                     500,000
3                    18,206                     500,000              500,000                     500,000
4                    24,891                     500,000              500,000                     500,000
5                    31,911                     500,000              500,000                     500,000
6                    39,281                     500,000              500,000                     500,000
7                    47,020                     500,000              500,000                     500,000
8                    55,146                     500,000              500,000                     500,000
9                    63,678                     500,000              500,000                     500,000
10                   72,637                     500,000              500,000                     500,000
15                  124,616                     500,000              500,000                     500,000
20                  190,956                     500,000              500,000                     500,000
30 (AGE 65)         383,684                     500,000              500,000                   1,056,811
40 (AGE 75)         697,619                     500,000              500,000                   2,569,910
50 (AGE 85)       1,208,985                     500,000              611,581                   6,819,155
60 (AGE 95)       2,041,946                     500,000              939,192                  17,033,001

END OF                            CASH VALUE                                   NET SURRENDER VALUE
POLICY                ASSUMING HYPOTHETICAL GROSS AND NET              ASSUMING HYPOTHETICAL GROSS AND NET
YEAR                      ANNUAL INVESTMENT RETURN OF                      ANNUAL INVESTMENT RETURN OF
                  0% (GROSS)       6% (GROSS)      12% (GROSS)      0% (GROSS)       6% (GROSS)     12% (GROSS)
                 -1.82% (NET)     4.18% (NET)     10.18% (NET)     -1.82% (NET)     4.18% (NET)     10.18% (NET)
                  YEARS 1-15       YEARS 1-15      YEARS 1-15       YEARS 1-15       YEARS 1-15      YEARS 1-15
                 -1.22% (NET)     4.78% (NET)     10.78% (NET)     -1.22% (NET)     4.78% (NET)     10.78% (NET)
                   YEARS 16+       YEARS 16+        YEARS 16+        YEARS 16+       YEARS 16+       YEARS 16+
1                    4,607            4,911             5,216              0                0                0
2                    9,004            9,898            10,830          1,244            2,138            3,070
3                   13,275           15,047            16,970          5,515            7,287            9,210
4                   17,419           20,364            23,687          9,659           12,604           15,927
5                   21,430           25,846            31,034         13,670           18,086           23,274
6                   25,306           31,497            39,074         18,322           24,513           32,090
7                   29,036           37,313            47,866         22,828           31,105           41,658
8                   32,625           43,303            57,493         27,193           37,871           52,061
9                   36,062           49,464            68,031         31,406           44,808           63,375
10                  39,350           55,805            79,583         35,470           51,925           75,703
15                  53,244           90,162           156,452         53,244           90,162          156,452
20                  63,709          132,466           287,672         63,709          132,466          287,672
30 (AGE 65)         55,449          234,139           866,238         55,449          234,139          866,238
40 (AGE 75)              *          360,929         2,401,785              *          360,929        2,401,785
50 (AGE 85)              *          582,458         6,494,434              *          582,458        6,494,434
60 (AGE 95)              *          929,893        16,864,357              *          929,893       16,864,357

* In the absence of an additional payment, the Policy would lapse.


The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future rates of return. Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations by an owner and the different investment rates of return for the funds. The death benefit, cash value and net surrender value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below that average for individual Policy years. No representation can be made by AUSA Life or the funds that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration must be preceded or accompanied by current fund prospectuses.

APPENDIX B
WEALTH INDICES OF INVESTMENTS IN THE U.S. CAPITAL MARKET
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     The information below graphically depicts the growth of $1.00 invested in large company stocks, small company stocks, long-term government bonds, Treasury bills, and hypothetical asset returning the inflation rate over the period from the end of 1925 to the end of 2000. All results assume reinvestment of dividends on stocks or coupons on bonds and no taxes. Transaction costs are not included, except in the small stock index starting in 1982.


     Each of the cumulative index values is initialized at $1.00 at year-end 1925. The graph illustrates that large company stocks and small company stocks have the best performance over the entire 75-year period: investments of $1.00 in these assets would have grown to $2,586.52 and $6,402.23, respectively, by year-end 2000. This higher growth was earned by investments involving substantial risk. In contrast, long-term government bonds (with an approximate 20-year maturity), which exposed the holder to much less risk, grew to only $48.86.


     The lowest-risk strategy over the past 75 years (for those with short-term time horizons) was to buy U.S. Treasury bills. Since U.S. Treasury bills tended to track inflation, the resulting real (inflation-adjusted) returns were near zero for the entire 1925 - 2000 period.

[GRAPHIC OMITTED]

                   COMPOUND ANNUAL RATES OF RETURN BY DECADE

                              1920s*     1930s      1940s      1950s      1960s       1970s      1980s     1990s      2000**
Large Company ............   19.2%      -0.1%      9.2%       19.4%      7.8%        5.9%       17.5%     18.2%     -9.1%
Small Company ............   -4.5       1.4       20.7        16.9      15.5        11.5        15.8      15.1      -3.6
Long-Term Corp. ..........   5.2        6.9        2.7        1.0        1.7         6.2        13.0      8.3       12.9
Long-Term Govt. ..........   5.0        4.9        3.2        -0.1       1.4         5.5        12.6      9.0       21.5
Inter-Term Govt. .........   4.2        4.6        1.8        1.3        3.5         7.0        11.9      7.2       12.6
Treasury Bills ...........   3.7        0.6        0.4        1.9        3.9         6.3        8.9       4.9        5.9
Inflation ................   -1.1       -2.0       5.4        2.2        2.5         7.4        5.1       2.9        3.4

----------------
*  Based on the period 1926-1929.
** Based on calendar year 2000 only.

Used with permission. (c)2001 Ibbotson Associates, Inc. All rights reserved. [Certain portions of this work were derived from copyrighted works of Roger G. Ibbotson and Rex Sinquefield.]

APPENDIX C
SURRENDER CHARGE PER THOUSAND
(BASED ON THE GENDER AND RATE CLASS OF THE INSURED)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


               MALE                MALE               FEMALE              FEMALE
ISSUE    ULTIMATE SELECT/   ULTIMATE STANDARD/   ULTIMATE SELECT/   ULTIMATE STANDARD/
AGE           SELECT             STANDARD             SELECT             STANDARD
  0             N/A                10.94                N/A               10.35
  1             N/A                 8.16                N/A                8.16
  2             N/A                 8.16                N/A                8.16
  3             N/A                 7.92                N/A                7.92
  4             N/A                 7.68                N/A                7.68
  5             N/A                 7.68                N/A                7.68
  6             N/A                 7.68                N/A                7.68
  7             N/A                 7.68                N/A                7.68
  8             N/A                 7.68                N/A                7.68
  9             N/A                 7.68                N/A                7.68
  10            N/A                 7.68                N/A                7.68
  11            N/A                 7.68                N/A                7.68
  12            N/A                 7.68                N/A                7.68
  13            N/A                 7.92                N/A                7.92
  14            N/A                 8.16                N/A                8.16
  15            N/A                 8.40                N/A                8.40
  16            N/A                 8.52                N/A                8.52
  17            N/A                 8.88                N/A                8.88
  18            8.72                9.20                8.72               9.20
  19            8.84                9.32                8.84               9.32
  20            8.96                9.44                8.96               9.44
  21            9.16                9.88                9.16               9.64
  22            9.32               10.04                9.32               9.80
  23            9.52               10.24                9.52              10.00
  24            9.68               10.40                9.68              10.40
  25            9.88               10.84                9.88              10.60
  26           10.56               11.28               10.32              11.04
  27           11.00               11.72               10.76              11.48
  28           11.40               12.12               11.16              12.12
  29           12.08               12.80               11.84              12.56
  30           12.52               13.24               12.28              13.00
  31           13.04               14.00               12.80              13.52
  32           13.76               14.48               13.52              14.24
  33           14.28               15.24               14.04              14.76
  34           14.76               15.96               14.52              15.48
  35           15.52               16.48               15.04              16.00

SURRENDER CHARGE PER THOUSAND
(BASED ON THE GENDER AND RATE CLASS OF THE INSURED)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                     MALE                MALE               FEMALE              FEMALE
ISSUE          ULTIMATE SELECT/   ULTIMATE STANDARD/   ULTIMATE SELECT/   ULTIMATE STANDARD/
AGE                 SELECT             STANDARD             SELECT             STANDARD
  36                16.20                17.40              15.34               16.56
  37                16.85                18.40              15.65               16.93
  38                17.25                19.56              15.98               17.32
  39                17.66                20.56              16.32               17.73
  40                20.28                21.96              19.32               20.52
  41                21.64                23.56              20.68               22.13
  42                23.08                25.24              21.30               23.24
  43                23.90                27.08              21.80               23.82
  44                24.57                29.13              22.33               24.43
  45                25.27                30.04              22.89               25.06
  46                26.02                31.02              23.48               25.73
  47                26.81                32.05              24.10               26.43
  48                27.64                33.13              24.75               27.16
  49                28.53                34.28              25.45               27.94
  50                29.47                35.49              26.18               28.75
  51                30.47                36.77              26.95               29.61
  52                31.53                38.13              27.76               30.51
  53                32.66                39.55              28.63               31.46
  54                33.86                41.05              29.54               32.45
  55                35.13                42.63              30.51               33.51
  56                36.47                44.29              31.53               34.63
  57                37.90                46.04              32.63               35.80
  58                39.43                47.89              33.80               37.07
  59                41.05                49.86              35.05               38.43
  60                42.78                51.94              36.40               39.89
  61                44.63                54.15              37.84               41.45
  62                46.60                56.48              39.39               43.11
  63                48.69                57.00              41.03               44.88
  64                50.91                57.00              42.79               46.75
  65                53.28                57.00              44.66               48.73
  66                55.80                57.00              46.66               50.84
  67                57.00                57.00              48.81               53.09
  68                57.00                57.00              51.13               55.53
  69                57.00                57.00              53.64               57.00
  70                57.00                57.00              56.37               57.00
  71 and over       57.00                57.00              57.00               57.00

Index to Financial Statements
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

AUSA SERIES LIFE ACCOUNT:

Statements of Assets and Liabilities at March 31, 2001 (unaudited)
------------------------------------------------------------------

Statements of Operations for the period ended March 31, 2001 (unaudited)
------------------------------------------------------------------------

Statements of Changes in Net Assets for the period ended March 31, 2001 (unaudited)
------------------------------------------------------------------------

Financial Highlights for the period ended March 31, 2001 (unaudited)
--------------------------------------------------------------------

Notes to Financial Statements (unaudited)
-----------------------------------------

Report of Independent Auditors dated January 31, 2001

Report of Independent Certified Public Accountants dated February 16, 2000

Statements of Assets and Liabilities at December 31, 2000

Statements of Operations for the period ended December 31, 2000

Statements of Changes in Net Assets for the periods ended December 31, 2000 and 1999

Financial Highlights for the periods ended December 31, 2000 and 1999

Notes to the Financial Statements


AUSA LIFE INSURANCE COMPANY, INC.


Statutory-Basis Balance Sheet as of March 31, 2001 (unaudited)
--------------------------------------------------------------

Statutory-Basis Statement of Operations for the three months ended March 31, 2001 (unaudited)
---------------------------------------------------------------------------

Statutory-Basis Statement of Changes in Capital and Surplus for the three months ended March 31, 2001 (unaudited)
-------------------------------------------------------------------------

Statutory-Basis Statement of Cash Flow for the three months ended March 31, 2001 (unaudited)
--------------------------------------------------------------------------

Notes to Statutory-Basis Financial Statements (unaudited)
---------------------------------------------------------

Report of Independent Auditors dated February 15, 2001

Statutory-Basis Balance Sheets at December 31, 2000 and 1999

Statutory-Basis Statements of Operations for the years ended December 31, 2000, 1999 and 1998

Statutory-Basis Statements of Changes in Capital and Surplus for the years ended December 31, 2000, 1999 and 1998

Statutory-Basis Statements of Cash Flow for the years ended December 31, 2000, 1999 and 1998


Notes to Statutory-Basis Financial Statements

Statutory-Basis Financial Statement Schedules


AG08300-7/2001

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
AT MARCH 31, 2001
ALL AMOUNTS (EXCEPT PER UNIT AMOUNTS) IN THOUSANDS
(UNAUDITED)



                                                                                                                   AUSA
                                                            AUSA           AUSA         AUSA         AUSA          LKCM
                                                         J.P. MORGAN       AEGON        JANUS        JANUS      STRATEGIC
                                                        MONEY MARKET       BOND        GROWTH       GLOBAL     TOTAL RETURN
                                                         SUBACCOUNT     SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
ASSETS:
 Investment in securities:
  Number of shares ...................................        115             3           43           57            3
                                                             ====           ===         ====         ====          ===
  Cost ...............................................     $  115        $   32       $2,820       $1,874        $  43
                                                           ======        ======       ======       ======        =====
 Investment, at net asset value ......................     $  115        $   33       $1,540       $1,133        $  38
 Dividend receivable .................................          0             0            0            0            0
 Transfers receivable from depositor .................          1             0           10            3            0
                                                           ------        ------       ------       ------        -----
  Total assets .......................................        116            33        1,550        1,136           38
                                                           ------        ------       ------       ------        -----
LIABILITIES:
 Accrued expenses ....................................          0             0            0            0            0
 Transfers payable to depositor ......................          0             0            0            0            0
                                                           ------        ------       ------       ------        -----
  Total liabilities ..................................          0             0            0            0            0
                                                           ------        ------       ------       ------        -----
  Net assets .........................................     $  116        $   33       $1,550       $1,136        $  38
                                                           ======        ======       ======       ======        =====
NET ASSETS CONSISTS OF:
 Policy owners' equity ...............................     $   89        $    5       $1,550       $1,136        $  14
 Depositor's equity ..................................         27            28            0            0           24
                                                           ------        ------       ------       ------        -----
  Net assets applicable to units outstanding .........     $  116        $   33       $1,550       $1,136        $  38
                                                           ======        ======       ======       ======        =====
 Policy owners' units ................................          8             0          210          110            1
 Depositor's units ...................................          3             3            0            0            3
                                                           ------        ------       ------       ------        -----
  Units outstanding ..................................         11             3          210          110            4
                                                           ======        ======       ======       ======        =====
  Accumulation unit value ............................     $10.87        $11.35       $ 7.38       $10.30        $9.56
                                                           ======        ======       ======       ======        =====






See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
AT MARCH 31, 2001
ALL AMOUNTS (EXCEPT PER UNIT AMOUNTS) IN THOUSANDS
(UNAUDITED)



                                                             AUSA           AUSA                          AUSA           AUSA
                                                          VAN KAMPEN        ALGER          AUSA         FEDERATED        DEAN
                                                           EMERGING      AGGRESSIVE        AEGON        GROWTH &        ASSET
                                                            GROWTH         GROWTH        BALANCED        INCOME       ALLOCATION
                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
ASSETS:
 Investment in securities:
  Number of shares ...................................          51             78              6              3              3
                                                              ====           ====            ===            ===            ===
  Cost ...............................................      $2,034         $2,028          $  76         $   39         $   38
                                                            ======         ======          =====         ======         ======
 Investment, at net asset value ......................      $1,155         $1,232          $  72         $   43         $   39
 Dividend receivable .................................           0              0              0              0              0
 Transfers receivable from depositor .................           6              4              0              0              0
                                                            ------         ------          -----         ------         ------
  Total assets .......................................       1,161          1,236             72             43             39
                                                            ------         ------          -----         ------         ------
LIABILITIES:
 Accrued expenses ....................................           0              0              0              0              0
  Transfers payable to depositor .....................           0              0              0              0              0
                                                            ------         ------          -----         ------         ------
  Total liabilities ..................................           0              0              0              0              0
                                                            ------         ------          -----         ------         ------
  Net assets .........................................      $1,161         $1,236          $  72         $   43         $   39
                                                            ======         ======          =====         ======         ======
NET ASSETS CONSISTS OF:
 Policy owners' equity ...............................      $1,161         $1,236          $  48         $   12         $   11
 Depositor's equity ..................................           0              0             24             31             28
                                                            ------         ------          -----         ------         ------
  Net assets applicable to units outstanding .........      $1,161         $1,236          $  72         $   43         $   39
                                                            ======         ======          =====         ======         ======
 Policy owners' units ................................          98            146              5              1              1
 Depositor's units ...................................           0              0              3              3              3
                                                            ------         ------          -----         ------         ------
  Units outstanding ..................................          98            146              8              4              4
                                                            ======         ======          =====         ======         ======
  Accumulation unit value ............................      $11.87         $ 8.46          $9.79         $12.32         $11.11
                                                            ======         ======          =====         ======         ======






See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
AT MARCH 31, 2001
ALL AMOUNTS (EXCEPT PER UNIT AMOUNTS) IN THOUSANDS
(UNAUDITED)



                                                                                         AUSA                         AUSA
                                                           AUSA           AUSA            GE             AUSA         THIRD
                                                         C.A.S.E.          NWQ       INTERNATIONAL        GE         AVENUE
                                                          GROWTH      VALUE EQUITY       EQUITY      U.S. EQUITY      VALUE
                                                        SUBACCOUNT     SUBACCOUNT      SUBACCOUNT     SUBACCOUNT   SUBACCOUNT
ASSETS:
 Investment in securities:
  Number of shares ...................................         4             2              3              4             7
                                                             ===           ===            ===            ===           ===
  Cost ...............................................     $  61        $   31          $  37          $  62        $   82
                                                           =====        ======          =====          =====        ======
 Investment, at net asset value ......................     $  44        $   31          $  29          $  55        $   91
 Dividend receivable .................................         0             0              0              0             0
 Transfers receivable from depositor .................         0             0              0              0             0
                                                           -----        ------          -----          -----        ------
  Total assets .......................................        44            31             29             55            91
                                                           -----        ------          -----          -----        ------
LIABILITIES:
 Accrued expenses ....................................         0             0              0              0             0
 Transfers payable to depositor ......................         0             0              0              0             0
                                                           -----        ------          -----          -----        ------
  Total liabilities ..................................         0             0              0              0             0
                                                           -----        ------          -----          -----        ------
  Net assets .........................................     $  44        $   31          $  29          $  55        $   91
                                                           =====        ======          =====          =====        ======
NET ASSETS CONSISTS OF:
 Policy owners' equity ...............................     $  23        $    5          $   6          $  31        $   54
 Depositor's equity ..................................        21            26             23             24            37
                                                           -----        ------          -----          -----        ------
  Net assets applicable to units outstanding .........     $  44        $   31          $  29          $  55        $   91
                                                           =====        ======          =====          =====        ======
 Policy owners' units ................................         3             0              1              3             4
 Depositor's units ...................................         3             3              3              3             3
                                                           -----        ------          -----          -----        ------
  Units outstanding ..................................         6             3              4              6             7
                                                           =====        ======          =====          =====        ======
  Accumulation unit value ............................     $8.24        $10.51          $9.04          $9.70        $14.86
                                                           =====        ======          =====          =====        ======






See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
AT MARCH 31, 2001
ALL AMOUNTS (EXCEPT PER UNIT AMOUNTS) IN THOUSANDS
(UNAUDITED)



                                                            AUSA         AUSA                         AUSA           AUSA
                                                        J.P. MORGAN     GOLDMAN       AUSA          T. ROWE        T. ROWE
                                                        REAL ESTATE      SACHS       MUNDER          PRICE          PRICE
                                                         SECURITIES     GROWTH        NET50     DIVIDEND GROWTH   SMALL CAP
                                                         SUBACCOUNT   SUBACCOUNT   SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
ASSETS:
 Investment in securities:
  Number of shares ...................................          4            5            4              6              9
                                                              ===          ===          ===            ===            ===
  Cost ...............................................     $   32        $  50       $   40          $  53          $ 114
                                                           ======        =====       ======          =====          =====
 Investment, at net asset value ......................     $   37        $  43       $   38          $  53          $  90
 Dividend receivable .................................          0            0            0              0              0
 Transfers receivable from depositor .................          0            0            0              0              0
                                                           ------        -----       ------          -----          -----
  Total assets .......................................         37           43           38             53             90
                                                           ------        -----       ------          -----          -----
LIABILITIES:
 Accrued expenses ....................................          0            0            0              0              0
 Transfers payable to depositor ......................          0            0            0              0              0
                                                           ------        -----       ------          -----          -----
  Total liabilities ..................................          0            0            0              0              0
                                                           ------        -----       ------          -----          -----
  Net assets .........................................     $   37        $  43       $   38          $  53          $  90
                                                           ======        =====       ======          =====          =====
NET ASSETS CONSISTS OF:
 Policy owners' equity ...............................     $    8        $  19       $   12          $  29          $  67
 Depositor's equity ..................................         29           24           26             24             23
                                                           ------        -----       ------          -----          -----
  Net assets applicable to units outstanding .........     $   37        $  43       $   38          $  53          $  90
                                                           ======        =====       ======          =====          =====
 Policy owners' units ................................          1            2            1              3              7
 Depositor's units ...................................          3            3            3              3              3
                                                           ------        -----       ------          -----          -----
  Units outstanding ..................................          4            5            4              6             10
                                                           ======        =====       ======          =====          =====
  Accumulation unit value ............................     $11.66        $9.47       $10.39          $9.51          $9.35
                                                           ======        =====       ======          =====          =====






See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
AT MARCH 31, 2001
ALL AMOUNTS (EXCEPT PER UNIT AMOUNTS) IN THOUSANDS
(UNAUDITED)



                                                                                                                      AUSA
                                                       AUSA           AUSA           AUSA             AUSA            GREAT
                                                      SALOMON    PILGRIM BAXTER     DREYFUS        VALUE LINE      COMPANIES -
                                                      ALL CAP    MID CAP GROWTH     MID CAP    AGGRESSIVE GROWTH    AMERICA(SM)
                                                    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
ASSETS:
 Investment in securities:
  Number of shares ...............................         9             46              6               2                3
                                                         ===           ====            ===             ===              ===
  Cost ...........................................    $  115          $ 774         $   70           $  25            $  32
                                                      ======          =====         ======           =====            =====
 Investment, at net asset value ..................    $  119          $ 435         $   66           $  17            $  29
 Dividend receivable .............................         0              0              0               0                0
 Transfers receivable from depositor .............         0              1              0               0                0
                                                      ------          -----         ------           -----            -----
  Total assets ...................................       119            436             66              17               29
                                                      ------          -----         ------           -----            -----
LIABILITIES:
 Accrued expenses ................................         0              0              0               0                0
 Transfers payable to depositor ..................         0              0              0               0                0
                                                      ------          -----         ------           -----            -----
  Total liabilities ..............................         0              0              0               0                0
                                                      ------          -----         ------           -----            -----
  Net assets .....................................    $  119          $ 436         $   66           $  17            $  29
                                                      ======          =====         ======           =====            =====
NET ASSETS CONSISTS OF:
 Policy owners' equity ...........................    $   87          $ 413         $   40           $   0            $   7
 Depositor's equity ..............................        32             23             26              17               22
                                                      ------          -----         ------           -----            -----
  Net assets applicable to units outstanding .....    $  119          $ 436         $   66           $  17            $  29
                                                      ======          =====         ======           =====            =====
 Policy owners' units ............................         7             45              4               0                1
 Depositor's units ...............................         3              3              3               3                3
                                                      ------          -----         ------           -----            -----
  Units outstanding ..............................        10             48              7               3                4
                                                      ======          =====         ======           =====            =====
  Accumulation unit value ........................    $12.83          $9.16         $10.29           $7.14            $9.11
                                                      ======          =====         ======           =====            =====






See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
AT MARCH 31, 2001
ALL AMOUNTS (EXCEPT PER UNIT AMOUNTS) IN THOUSANDS
(UNAUDITED)



                                                              AUSA             AUSA           AUSA           AUSA
                                                              GREAT           GREAT          GABELLI         LKCM
                                                           COMPANIES -     COMPANIES -       GLOBAL         CAPITAL
                                                          TECHNOLOGY(SM)    GLOBAL(2)        GROWTH         GROWTH
                                                           SUBACCOUNT       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
ASSETS:
 Investment in securities:
  Number of shares ...................................            3               3              10             2
                                                                ===             ===            ====           ===
  Cost ...............................................        $  28           $  25           $  89         $  25
                                                              =====           =====           =====         =====
 Investment, at net asset value ......................        $  12           $  18           $  82         $  20
 Dividend receivable .................................            0               0               0             0
 Transfers receivable from depositor .................            0               0               1             0
                                                              -----           -----           -----         -----
  Total assets .......................................           12              18              83            20
                                                              -----           -----           -----         -----
LIABILITIES:
 Accrued expenses ....................................            0               0               0             0
 Transfers payable to depositor ......................            0               0               0             0
                                                              -----           -----           -----         -----
  Total liabilities ..................................            0               0               0             0
                                                              -----           -----           -----         -----
  Net assets .........................................        $  12           $  18           $  83         $  20
                                                              =====           =====           =====         =====
NET ASSETS CONSISTS OF:
 Policy owners' equity ...............................        $   2           $   1           $  62         $   0
 Depositor's equity ..................................           10              17              21            20
                                                              -----           -----           -----         -----
  Net assets applicable to units outstanding .........        $  12           $  18           $  83         $  20
                                                              =====           =====           =====         =====
 Policy owners' units ................................            0               0               7             0
 Depositor's units ...................................            3               3               3             3
                                                              -----           -----           -----         -----
  Units outstanding ..................................            3               3              10             3
                                                              =====           =====           =====         =====
  Accumulation unit value ............................        $4.09           $6.96           $8.49         $8.08
                                                              =====           =====           =====         =====






See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
AT MARCH 31, 2001
ALL AMOUNTS (EXCEPT PER UNIT AMOUNTS) IN THOUSANDS
(UNAUDITED)



                                                          FIDELITY VIP III
                                                               GROWTH         FIDELITY VIP II     FIDELITY VIP
                                                           OPPORTUNITIES       CONTRAFUND(R)      EQUITY-INCOME
                                                             SUBACCOUNT          SUBACCOUNT        SUBACCOUNT
ASSETS:
 Investment in securities:
  Number of shares ...................................             2                   2                  2
                                                                 ===                 ===                ===
  Cost ...............................................         $  36               $  48              $  40
                                                               =====               =====              =====
 Investment, at net asset value ......................         $  27               $  40              $  38
 Dividend receivable .................................             0                   0                  0
 Transfers receivable from depositor .................             0                   1                  0
                                                               -----               -----              -----
  Total assets .......................................            27                  41                 38
                                                               -----               -----              -----
LIABILITIES:
 Accrued expenses ....................................             0                   0                  0
 Transfers payable to depositor ......................             0                   0                  0
                                                               -----               -----              -----
  Total liabilities ..................................             0                   0                  0
                                                               -----               -----              -----
  Net assets .........................................         $  27               $  41              $  38
                                                               =====               =====              =====
NET ASSETS CONSISTS OF:
 Policy owners' equity ...............................         $  10               $  21              $  13
 Depositor's equity ..................................            17                  20                 25
                                                               -----               -----              -----
  Net assets applicable to units outstanding .........         $  27               $  41              $  38
                                                               =====               =====              =====
 Policy owners' units ................................             1                   3                  1
 Depositor's units ...................................             3                   3                  3
                                                               -----               -----              -----
  Units outstanding ..................................             4                   6                  4
                                                               =====               =====              =====
  Accumulation unit value ............................         $6.99               $7.92              $9.78
                                                               =====               =====              =====




See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE PERIOD ENDED MARCH 31, 2001
ALL AMOUNTS IN THOUSANDS
(UNAUDITED)



                                                                    AUSA             AUSA                  AUSA
                                                                J.P. MORGAN          AEGON                 JANUS
                                                                MONEY MARKET         BOND                 GROWTH
                                                                 SUBACCOUNT       SUBACCOUNT            SUBACCOUNT
INVESTMENT INCOME:
 Dividend income ..........................................      $   1            $          0          $          0
 Capital gain distributions ...............................          0                       0                     0
                                                                 -----            ------------          ------------
  Total investment income .................................          1                       0                     0

EXPENSES:
 Mortality and expense risk ...............................          0                       0                     4
                                                                 -----            ------------          ------------
  Net investment income (loss) ............................          1                       0                    (4)
                                                                 -----            ------------          -------------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities ........          0                       0                   (23)
 Change in unrealized appreciation (depreciation) .........          0                       1                  (455)
                                                                 -----            ------------          ------------
  Net gain (loss) on investment securities ................          0                       1                  (478)
                                                                 -----            ------------          ------------
   Net increase (decrease) in net assets resulting
     from operations ......................................      $   1            $          1          $       (482)
                                                                 =====            ============          ============

                                                                                AUSA
                                                                 AUSA           LKCM
                                                                 JANUS        STRATEGIC
                                                                GLOBAL      TOTAL RETURN
                                                              SUBACCOUNT     SUBACCOUNT
INVESTMENT INCOME:
 Dividend income ..........................................      $   0      $          0
 Capital gain distributions ...............................          0                 0
                                                                 -----      ------------
  Total investment income .................................          0                 0

EXPENSES:
 Mortality and expense risk ...............................          3                 0
                                                                 -----      ------------
  Net investment income (loss) ............................         (3)                0
                                                                 ------     ------------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities ........         (8)                0
 Change in unrealized appreciation (depreciation) .........       (220)               (2)
                                                                 -----      -------------
  Net gain (loss) on investment securities ................       (228)               (2)
                                                                 -----      -------------
   Net increase (decrease) in net assets resulting
     from operations ......................................      $(231)     $         (2)
                                                                 =====      ============
                                                                                     AUSA
                                                                  AUSA              ALGER
                                                               VAN KAMPEN        AGGRESSIVE
                                                            EMERGING GROWTH        GROWTH
                                                              SUBACCOUNT         SUBACCOUNT
INVESTMENT INCOME:
 Dividend income ..........................................     $   0           $          0
 Capital gain distributions ...............................         0                      0
                                                                -----           ------------
  Total investment income .................................         0                      0

EXPENSES:
 Mortality and expense risk ...............................         3                      3
                                                                -----           ------------
  Net investment income (loss) ............................        (3)                    (3)
                                                                ------          -------------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities ........       (19)                   (18)
 Change in unrealized appreciation (depreciation) .........      (306)                  (247)
                                                                -----           ------------
  Net gain (loss) on investment securities ................      (325)                  (265)
                                                                -----           ------------
   Net increase (decrease) in net assets resulting
     from operations ......................................     $(328)          $       (268)
                                                                =====           ============
                                                                               AUSA            AUSA
                                                                 AUSA       FEDERATED          DEAN
                                                                 AEGON       GROWTH &          ASSET
                                                               BALANCED       INCOME        ALLOCATION
                                                              SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
INVESTMENT INCOME:
 Dividend income ..........................................  $          0     $   0        $          0
 Capital gain distributions ...............................             0         0                   0
                                                             ------------     -----        ------------
  Total investment income .................................             0         0                   0

EXPENSES:
 Mortality and expense risk ...............................             0         0                   0
                                                             ------------     -----        ------------
  Net investment income (loss) ............................             0         0                   0
                                                             ------------     -----        ------------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities ........             0         0                   0
 Change in unrealized appreciation (depreciation) .........            (4)        1                   0
                                                             -------------    -----        ------------
  Net gain (loss) on investment securities ................            (4)        1                   0
                                                             -------------    -----        ------------
   Net increase (decrease) in net assets resulting
     from operations ......................................  $         (4)    $   1        $          0
                                                             ============     =====        ============



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE PERIOD ENDED MARCH 31, 2001
ALL AMOUNTS IN THOUSANDS
(UNAUDITED)



                                                                                                  AUSA
                                                               AUSA           AUSA                 GE
                                                             C.A.S.E.          NWQ           INTERNATIONAL
                                                              GROWTH      VALUE EQUITY           EQUITY
                                                            SUBACCOUNT     SUBACCOUNT          SUBACCOUNT

INVESTMENT INCOME:
 Dividend income .......................................       $  0      $          0          $          0
 Capital gain distributions ............................          0                 0                     0
                                                               ----      ------------          ------------
  Total investment income ..............................          0                 0                     0

EXPENSES:
 Mortality and expense risk ............................          0                 0                     0
                                                               ----      ------------          ------------
  Net investment income (loss) .........................          0                 0                     0
                                                               ----      ------------          ------------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .....         (1)                0                     0
 Change in unrealized appreciation (depreciation).......         (1)                0                    (4)
                                                               -----     ------------          -------------
  Net gain (loss) on investment securities .............         (2)                0                    (4)
                                                               -----     ------------          -------------
   Net increase (decrease) in net assets resulting
     from operations ...................................       $ (2)     $          0          $         (4)
                                                               ====      ============          ============
                                                                                     AUSA
                                                                    AUSA             THIRD
                                                                     GE             AVENUE
                                                                U.S. EQUITY          VALUE
                                                                 SUBACCOUNT       SUBACCOUNT
INVESTMENT INCOME:
 Dividend income .......................................            $  0             $  0
 Capital gain distributions ............................               0                0
                                                                    ----             ----
  Total investment income ..............................               0                0

EXPENSES:
 Mortality and expense risk ............................               0                0
                                                                    ----             ----
  Net investment income (loss) .........................               0                0
                                                                    ----             ----
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .....               0                1
 Change in unrealized appreciation (depreciation).......              (5)              (3)
                                                                    -----            -----
  Net gain (loss) on investment securities .............              (5)              (2)
                                                                    -----            -----
   Net increase (decrease) in net assets resulting
     from operations ...................................            $ (5)            $ (2)
                                                                    =====             ====
                                                             AUSA             AUSA
                                                         J.P. MORGAN        GOLDMAN
                                                         REAL ESTATE         SACHS
                                                          SECURITIES        GROWTH
                                                          SUBACCOUNT      SUBACCOUNT
INVESTMENT INCOME:
 Dividend income .......................................     $  0         $          0
 Capital gain distributions ............................        0                    0
                                                             ----         ------------
  Total investment income ..............................        0                    0

EXPENSES:
 Mortality and expense risk ............................        0                    0
                                                             ----         ------------
  Net investment income (loss) .........................        0                    0
                                                             ----         ------------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .....        0                    0
 Change in unrealized appreciation (depreciation).......        0                   (6)
                                                             ----         -------------
  Net gain (loss) on investment securities .............        0                   (6)
                                                             ----         -------------
   Net increase (decrease) in net assets resulting
     from operations ...................................     $  0         $         (6)
                                                             ====         ============

                                                                               AUSA             AUSA
                                                              AUSA           T. ROWE           T. ROWE
                                                             MUNDER           PRICE            PRICE
                                                              NET50      DIVIDEND GROWTH      SMALL CAP
                                                           SUBACCOUNT      SUBACCOUNT         SUBACCOUNT
INVESTMENT INCOME:
 Dividend income .......................................  $          0         $  0               $  0
 Capital gain distributions ............................             0            0                  0
                                                          ------------         ----               ----
  Total investment income ..............................             0            0                  0

EXPENSES:
 Mortality and expense risk ............................             0            0                  0
                                                          ------------         ----               ----
  Net investment income (loss) .........................             0            0                  0
                                                          ------------         ----               ----
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .....             0            0                  0
 Change in unrealized appreciation (depreciation).......            (3)          (4)               (22)
                                                          -------------        -----              ----
  Net gain (loss) on investment securities .............            (3)          (4)               (22)
                                                          -------------        -----              ----
   Net increase (decrease) in net assets resulting
     from operations ...................................  $         (3)        $ (4)              $(22)
                                                          ============         ====               ====


See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE PERIOD ENDED MARCH 31, 2001
ALL AMOUNTS IN THOUSANDS
(UNAUDITED)






                                                               AUSA             AUSA                  AUSA
                                                              SALOMON      PILGRIM BAXTER            DREYFUS
                                                              ALL CAP      MID CAP GROWTH            MID CAP
                                                            SUBACCOUNT       SUBACCOUNT            SUBACCOUNT
INVESTMENT INCOME:
 Dividend income .......................................     $  0             $   0               $          0
 Capital gain distributions ............................        0                 0                          0
                                                             ----             -----------         ------------
  Total investment income ..............................        0                 0                          0

EXPENSES:
 Mortality and expense risk ............................        0                 1                          0
                                                             ----             -----------         ------------
  Net investment income (loss) .........................        0                (1)                         0
                                                             ----             -----------         ------------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .....        1                (9)                         0
 Change in unrealized appreciation (depreciation) ......       (2)             (208)                        (8)
                                                             -----            -----------         -------------
  Net gain (loss) on investment securities .............       (1)             (217)                        (8)
                                                             -----            -----------         -------------
   Net increase (decrease) in net assets resulting
     from operations ...................................     $ (1)            $(218)              $         (8)
                                                             ====             ===========         ============
                                                                                   AUSA
                                                                  AUSA            GREAT
                                                               VALUE LINE      COMPANIES -
                                                           AGGRESSIVE GROWTH    AMERICA(SM)
                                                               SUBACCOUNT      SUBACCOUNT
INVESTMENT INCOME:
 Dividend income .......................................    $             0        $  0
 Capital gain distributions ............................                  0           0
                                                            ---------------        ----
  Total investment income ..............................                  0           0

EXPENSES:
 Mortality and expense risk ............................                  0           0
                                                            ---------------        ----
  Net investment income (loss) .........................                  0           0
                                                            ---------------        ----
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .....                  0           0
 Change in unrealized appreciation (depreciation) ......                 (3)         (5)
                                                            ----------------       -----
  Net gain (loss) on investment securities .............                 (3)         (5)
                                                            ----------------       -----
   Net increase (decrease) in net assets resulting
     from operations ...................................    $            (3)       $ (5)
                                                            ===============        ====

                                                            AUSA                 AUSA
                                                            GREAT                GREAT
                                                          COMPANIES -          COMPANIES -
                                                          TECHNOLOGY(SM)          GLOBAL(2)
                                                           SUBACCOUNT          SUBACCOUNT
INVESTMENT INCOME:
 Dividend income .......................................      $  0                  $   0
 Capital gain distributions ............................         0                      0
                                                              ----             -----------
  Total investment income ..............................         0                      0

EXPENSES:
 Mortality and expense risk ............................         0                      0
                                                              ----             -----------
  Net investment income (loss) .........................         0                      0
                                                              ----             -----------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .....         0                      0
 Change in unrealized appreciation (depreciation) ......        (6)                    (4)
                                                              -----            -----------
  Net gain (loss) on investment securities .............        (6)                    (4)
                                                              -----            -----------
   Net increase (decrease) in net assets resulting
     from operations ...................................      $ (6)                 $  (4)
                                                              ====             ===========


                                                                  AUSA                AUSA
                                                                GABELLI               LKCM
                                                                 GLOBAL             CAPITAL
                                                                 GROWTH              GROWTH
                                                               SUBACCOUNT         SUBACCOUNT(1)
  INVESTMENT INCOME:
 Dividend income .......................................      $          0       $             0
 Capital gain distributions ............................                 0                     0
                                                              ------------       ---------------
  Total investment income ..............................                 0                     0

EXPENSES:
 Mortality and expense risk ............................                 0                     0
                                                              ------------       ---------------
  Net investment income (loss) .........................                 0                     0
                                                              ------------       ---------------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .....                 0                     0
 Change in unrealized appreciation (depreciation) ......                (5)                   (5)
                                                              -------------      ----------------
  Net gain (loss) on investment securities .............                (5)                   (5)
                                                              -------------      ----------------
   Net increase (decrease) in net assets resulting
     from operations ...................................      $         (5)      $            (5)
                                                              ============       ===============


See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE PERIOD ENDED MARCH 31, 2001
ALL AMOUNTS IN THOUSANDS
(UNAUDITED)





                                                                FIDELITY VIP III
                                                                     GROWTH         FIDELITY VIP II     FIDELITY VIP
                                                                 OPPORTUNITIES       CONTRAFUND(R)      EQUITY-INCOME
                                                                   SUBACCOUNT          SUBACCOUNT        SUBACCOUNT
INVESTMENT INCOME:
 Dividend income ...........................................         $   0               $   0             $   1
 Capital gain distributions ................................             0                   1                 1
                                                                     -----               -----             -----
  Total investment income ..................................             0                   1                 2

EXPENSES:
 Mortality and expense risk ................................             0                   0                 0
                                                                     -----               -----             -----
  Net investment income (loss) .............................             0                   1                 2
                                                                     -----               -----             -----
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .........             0                   0                 0
 Change in unrealized appreciation (depreciation) ..........            (5)                 (6)               (4)
                                                                     ------              ------            ------
  Net gain (loss) on investment securities .................            (5)                 (6)               (4)
                                                                     ------              ------            ------
   Net increase (decrease) in net assets resulting
     from operations .......................................         $  (5)              $  (5)            $  (2)
                                                                     =====               =====             =====




See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD ENDED
ALL AMOUNTS IN THOUSANDS
(UNAUDITED)




                                                                  AUSA                          AUSA
                                                              J.P. MORGAN                       AEGON
                                                              MONEY MARKET                      BOND
                                                               SUBACCOUNT                    SUBACCOUNT
                                                      ----------------------------   ---------------------------
                                                       MARCH 31,     DECEMBER 31,     MARCH 31,     DECEMBER 31,
                                                      -----------   --------------   -----------   -------------
                                                          2001           2000            2001           2000
                                                      -----------   --------------   -----------   -------------
OPERATIONS:
 Net investment income (loss) .....................      $   1          $    2           $ 0            $ 1
 Net gain (loss) on investment securities .........          0               0             1              2
                                                         -----          ------           ---            ---
 Net increase (decrease) in net assets
  resulting from operations .......................          1               2             1              3
                                                         -----          ------           ---            ---
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........          7             115             2              4
                                                         -----          ------           ---            ---
 Less cost of units redeemed:
  Administrative charges ..........................          7              32             1              1
  Policy loans ....................................          0               0             0              0
  Surrender benefits ..............................          0               0             0              0
  Death benefits ..................................          0               0             0              0
                                                         -----          ------           ---            ---
                                                             7              32             1              1
                                                         -----          ------           ---            ---
  Increase (decrease) in net assets from
   capital unit transactions ......................          0              83             1              3
                                                         -----          ------           ---            ---
  Net increase (decrease) in net assets ...........          1              85             2              6
 Depositor's equity contribution
  (net redemption) ................................          0               0             0              0

NET ASSETS:
 Beginning of period ..............................        115              30            31             25
                                                         -----          ------           ---            ---
 End of period ....................................      $ 116          $  115           $33            $31
                                                         =====          ======           ===            ===
UNIT ACTIVITY:
 Units outstanding - beginning of period ..........         11               3             3              3
 Units issued .....................................         68             378             0              0
 Units redeemed ...................................        (68)           (370)            0              0
                                                         -----          ------           ---            ---
 Units outstanding - end of period ................         11              11             3              3
                                                         =====          ======           ===            ===


See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD ENDED
ALL AMOUNTS IN THOUSANDS
(UNAUDITED)



                                                                  AUSA                          AUSA
                                                              JANUS GROWTH                  JANUS GLOBAL
                                                               SUBACCOUNT                    SUBACCOUNT
                                                      ----------------------------   ---------------------------
                                                       MARCH 31,     DECEMBER 31,     MARCH 31,     DECEMBER 31,
                                                      -----------   --------------   -----------   -------------
                                                          2001           2000            2001           2000
                                                      -----------   --------------   -----------   -------------
OPERATIONS:
 Net investment income (loss) .....................     $   (4)         $  256         $   (3)        $  283
 Net gain (loss) on investment securities .........       (478)           (849)          (228)          (554)
                                                        ------          ------         ------         ------
 Net increase (decrease) in net assets
  resulting from operations .......................       (482)           (593)          (231)          (271)
                                                        ------          ------         ------         ------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........        493           2,148            214          1,460
                                                        ------          ------         ------         ------
 Less cost of units redeemed:
  Administrative charges ..........................        111             289             67            193
  Policy loans ....................................          0              12              0              6
  Surrender benefits ..............................          2               6              3              2
  Death benefits ..................................          0               0              0              0
                                                        ------          ------         ------         ------
                                                           113             307             70            201
                                                        ------          ------         ------         ------
  Increase (decrease) in net assets from
   capital unit transactions ......................        380           1,841            144          1,259
                                                        ------          ------         ------         ------
  Net increase (decrease) in net assets ...........       (102)          1,248            (87)           988
 Depositor's equity contribution
  (net redemption) ................................          0               0              0              0

NET ASSETS:
 Beginning of period ..............................      1,652             404          1,223            235
                                                        ------          ------         ------         ------
 End of period ....................................     $1,550          $1,652         $1,136         $1,223
                                                        ======          ======         ======         ======
UNIT ACTIVITY:
 Units outstanding - beginning of period ..........        168              29             98             15
 Units issued .....................................         70             198             28            117
 Units redeemed ...................................        (28)            (59)           (16)           (34)
                                                        ------          ------         ------         ------
 Units outstanding - end of period ................        210             168            110             98
                                                        ======          ======         ======         ======




See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD ENDED
ALL AMOUNTS IN THOUSANDS
(UNAUDITED)




                                                                  AUSA                          AUSA
                                                                  LKCM                       VAN KAMPEN
                                                         STRATEGIC TOTAL RETURN            EMERGING GROWTH
                                                               SUBACCOUNT                    SUBACCOUNT
                                                      ----------------------------   ---------------------------
                                                       MARCH 31,     DECEMBER 31,     MARCH 31,     DECEMBER 31,
                                                      -----------   --------------   -----------   -------------
                                                          2001           2000            2001           2000
                                                      -----------   --------------   -----------   -------------
OPERATIONS:
 Net investment income (loss) .....................      $  0            $  3          $   (3)        $  313
 Net gain (loss) on investment securities .........        (2)             (4)           (325)          (583)
                                                         -----           -----         ------         ------
 Net increase (decrease) in net assets
  resulting from operations .......................        (2)             (1)           (328)          (270)
                                                         -----           -----         ------         ------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........         3              12             379          1,499
                                                         ----            ----          ------         ------
 Less cost of units redeemed:
  Administrative charges ..........................         1               3              74            176
  Policy loans ....................................         0               0               0              2
  Surrender benefits ..............................         0               0               1              2
  Death benefits ..................................         0               0               0              0
                                                         ----            ----          ------         ------
                                                            1               3              75            180
                                                         ----            ----          ------         ------
  Increase (decrease) in net assets from
   capital unit transactions . ....................         2               9             304          1,319
                                                         ----            ----          ------         ------
  Net increase (decrease) in net assets ...........         0               8             (24)         1,049
 Depositor's equity contribution
  (net redemption) ................................         0               0               0              0

NET ASSETS:
 Beginning of period ..............................        38              30           1,185            136
                                                         ----            ----          ------         ------
 End of period ....................................      $ 38            $ 38          $1,161         $1,185
                                                         ====            ====          ======         ======
UNIT ACTIVITY:
 Units outstanding - beginning of period ..........         4               3              76              8
 Units issued .....................................         0               2              36             94
 Units redeemed ...................................         0              (1)            (14)           (26)
                                                         ----            -----         ------         ------
 Units outstanding - end of period ................         4               4              98             76
                                                         ====            ====          ======         ======


See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD ENDED
ALL AMOUNTS IN THOUSANDS
(UNAUDITED)



                                                                  AUSA                          AUSA
                                                                 ALGER                          AEGON
                                                           AGGRESSIVE GROWTH                  BALANCED
                                                               SUBACCOUNT                    SUBACCOUNT
                                                      ----------------------------   ---------------------------
                                                       MARCH 31,     DECEMBER 31,     MARCH 31,     DECEMBER 31,
                                                      -----------   --------------   -----------   -------------
                                                          2001           2000            2001           2000
                                                      -----------   --------------   -----------   -------------
OPERATIONS:
 Net investment income (loss) .....................     $   (3)         $  168          $  0           $  0
 Net gain (loss) on investment securities .........       (265)           (571)           (4)             3
                                                        ------          ------          -----          ----
 Net increase (decrease) in net assets
  resulting from operations .......................       (268)           (403)           (4)             3
                                                        ------          ------          -----          ----
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........        358           1,607            18             35
                                                        ------          ------          ----           ----
 Less cost of units redeemed:
  Administrative charges ..........................         81             200             3              5
  Policy loans ....................................          0               7             0              1
  Surrender benefits ..............................          1               4             0              0
  Death benefits ..................................          0               0             0              0
                                                        ------          ------          ----           ----
                                                            82             211             3              6
                                                        ------          ------          ----           ----
  Increase (decrease) in net assets from
   capital unit transactions ......................        276           1,396            15             29
                                                        ------          ------          ----           ----
  Net increase (decrease) in net assets ...........          8             993            11             32
 Depositor's equity contribution
  (net redemption) ................................          0               0             0              0

NET ASSETS:
 Beginning of period ..............................      1,228             235            61             29
                                                        ------          ------          ----           ----
 End of period ....................................     $1,236          $1,228          $ 72           $ 61
                                                        ======          ======          ====           ====
UNIT ACTIVITY:
 Units outstanding - beginning of period ..........        117              15             6              3
 Units issued .....................................         49             143             2              7
 Units redeemed ...................................        (20)            (41)            0             (4)
                                                        ------          ------          ----           -----
 Units outstanding - end of period ................        146             117             8              6
                                                        ======          ======          ====           ====




See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD ENDED
ALL AMOUNTS IN THOUSANDS
(UNAUDITED)



                                                                  AUSA                          AUSA
                                                               FEDERATED                        DEAN
                                                            GROWTH & INCOME               ASSET ALLOCATION
                                                               SUBACCOUNT                    SUBACCOUNT
                                                      ----------------------------   ---------------------------
                                                       MARCH 31,     DECEMBER 31,     MARCH 31,     DECEMBER 31,
                                                      -----------   --------------   -----------   -------------
                                                          2001           2000            2001           2000
                                                      -----------   --------------   -----------   -------------
OPERATIONS:
 Net investment income (loss) .....................       $ 0             $ 1            $ 0           $  2
 Net gain (loss) on investment securities .........         1               6              0              3
                                                          ---             ---            ---           ----
 Net increase (decrease) in net assets
  resulting from operations .......................         1               7              0              5
                                                          ---             ---            ---           ----
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........         9               4              4              6
                                                          ---             ---            ---           ----
 Less cost of units redeemed:
  Administrative charges ..........................         1               0              0              1
  Policy loans ....................................         0               0              0              0
  Surrender benefits ..............................         0               0              0              0
  Death benefits ..................................         0               0              0              0
                                                          ---             ---            ---           ----
                                                            1               0              0              1
                                                          ---             ---            ---           ----
  Increase (decrease) in net assets from
   capital unit transactions ......................         8               4              4              5
                                                          ---             ---            ---           ----
  Net increase (decrease) in net assets ...........         9              11              4             10
 Depositor's equity contribution
  (net redemption) ................................         0               0              0              0

NET ASSETS:
 Beginning of period ..............................        34              23             35             25
                                                          ---             ---            ---           ----
 End of period ....................................       $43             $34            $39           $ 35
                                                          ===             ===            ===           ====
UNIT ACTIVITY:
 Units outstanding - beginning of period ..........         3               3              3              3
 Units issued .....................................         1               0              1              1
 Units redeemed ...................................         0               0              0             (1)
                                                          ---             ---            ---           -----
 Units outstanding - end of period ................         4               3              4              3
                                                          ===             ===            ===           ====



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD ENDED
ALL AMOUNTS IN THOUSANDS
(UNAUDITED)



                                                                  AUSA                          AUSA
                                                                C.A.S.E.                         NWQ
                                                                 GROWTH                     VALUE EQUITY
                                                               SUBACCOUNT                    SUBACCOUNT
                                                      ----------------------------   ---------------------------
                                                       MARCH 31,     DECEMBER 31,     MARCH 31,     DECEMBER 31,
                                                      -----------   --------------   -----------   -------------
                                                          2001           2000            2001           2000
                                                      -----------   --------------   -----------   -------------
OPERATIONS:
 Net investment income (loss) .....................      $  0           $   7            $ 0            $ 1
 Net gain (loss) on investment securities .........        (2)            (17)             0              3
                                                         -----          -----            ---            ---
 Net increase (decrease) in net assets
  resulting from operations .......................        (2)            (10)             0              4
                                                         -----          -----            ---            ---
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........         6              21              4              0
                                                         ----           -----            ---            ---
 Less cost of units redeemed:
  Administrative charges ..........................         1               4              0              0
  Policy loans ....................................         0               0              0              0
  Surrender benefits ..............................         0               1              0              0
  Death benefits ..................................         0               0              0              0
                                                         ----           -----            ---            ---
                                                            1               5              0              0
                                                         ----           -----            ---            ---
  Increase (decrease) in net assets from
   capital unit transactions ......................         5              16              4              0
                                                         ----           -----            ---            ---
  Net increase (decrease) in net assets ...........         3               6              4              4
 Depositor's equity contribution
  (net redemption) ................................         0               0              0              0

NET ASSETS:
 Beginning of period ..............................        41              35             27             23
                                                         ----           -----            ---            ---
 End of period ....................................      $ 44           $  41            $31            $27
                                                         ====           =====            ===            ===
UNIT ACTIVITY:
 Units outstanding - beginning of period ..........         5               3              3              3
 Units issued .....................................         1               3              0              0
 Units redeemed ...................................         0              (1)             0              0
                                                         ----           ------           ---            ---
 Units outstanding - end of period ................         6               5              3              3
                                                         ====           =====            ===            ===



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD ENDED
ALL AMOUNTS IN THOUSANDS
(UNAUDITED)



                                                                  AUSA                          AUSA
                                                                   GE                            GE
                                                          INTERNATIONAL EQUITY               U.S. EQUITY
                                                               SUBACCOUNT                    SUBACCOUNT
                                                      ----------------------------   ---------------------------
                                                       MARCH 31,     DECEMBER 31,     MARCH 31,     DECEMBER 31,
                                                      -----------   --------------   -----------   -------------
                                                          2001           2000            2001           2000
                                                      -----------   --------------   -----------   -------------
OPERATIONS:
 Net investment income (loss) .....................      $  0            $  4           $  0           $  1
 Net gain (loss) on investment securities .........        (4)             (9)            (5)            (2)
                                                         -----           -----          -----          -----
 Net increase (decrease) in net assets
  resulting from operations .......................        (4)             (5)            (5)            (1)
                                                         -----           -----          -----          -----
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........         4               2              7             32
                                                         ----            ----           ----           ----
 Less cost of units redeemed:
  Administrative charges ..........................         1               0              2              5
  Policy loans ....................................         0               0              0              0
  Surrender benefits ..............................         0               0              1              0
  Death benefits ..................................         0               0              0              0
                                                         ----            ----           ----           ----
                                                            1               0              3              5
                                                         ----            ----           ----           ----
  Increase (decrease) in net assets from
   capital unit transactions ......................         3               2              4             27
                                                         ----            ----           ----           ----
  Net increase (decrease) in net assets ...........        (1)             (3)            (1)            26
 Depositor's equity contribution
  (net redemption) ................................         0               0              0              0

NET ASSETS:
 Beginning of period ..............................        30              33             56             30
                                                         ----            ----           ----           ----
 End of period ....................................      $ 29            $ 30           $ 55           $ 56
                                                         ====            ====           ====           ====
UNIT ACTIVITY:
 Units outstanding - beginning of period ..........         3               3              5              3
 Units issued .....................................         1               0              2              3
 Units redeemed ...................................         0               0             (1)            (1)
                                                         ----            ----           -----          -----
 Units outstanding - end of period ................         4               3              6              5
                                                         ====            ====           ====           ====




See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD ENDED
ALL AMOUNTS IN THOUSANDS
(UNAUDITED)



                                                                    AUSA                          AUSA
                                                                   THIRD                       J.P. MORGAN
                                                                AVENUE VALUE             REAL ESTATE SECURITIES
                                                                 SUBACCOUNT                    SUBACCOUNT
                                                        ----------------------------   ---------------------------
                                                         MARCH 31,     DECEMBER 31,     MARCH 31,     DECEMBER 31,
                                                        -----------   --------------   -----------   -------------
                                                            2001           2000            2001           2000
                                                        -----------   --------------   -----------   -------------
OPERATIONS:
 Net investment income (loss) .......................      $  0            $  1            $ 0            $ 0
 Net gain (loss) on investment securities . .........        (2)             10              0              7
                                                           -----           ----            ---            ---
 Net increase (decrease) in net assets
  resulting from operations .........................        (2)             11              0              7
                                                           -----           ----            ---            ---
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) .............        31              28              4              2
                                                           ----            ----            ---            ---
 Less cost of units redeemed:
  Administrative charges ............................         3               3              1              1
  Policy loans ......................................         0               0              0              0
  Surrender benefits ................................         0               0              0              0
  Death benefits ....................................         0               0              0              0
                                                           ----            ----            ---            ---
                                                              3               3              1              1
                                                           ----            ----            ---            ---
  Increase (decrease) in net assets from
   capital unit transactions ........................        28              25              3              1
                                                           ----            ----            ---            ---
  Net increase (decrease) in net assets .............        26              36              3              8
 Depositor's equity contribution
  (net redemption) ..................................         0               0              0              0

NET ASSETS:
 Beginning of period ................................        65              29             34             26
                                                           ----            ----            ---            ---
 End of period ......................................      $ 91            $ 65            $37            $34
                                                           ====            ====            ===            ===
UNIT ACTIVITY:
 Units outstanding - beginning of period ............         4               3              3              3
 Units issued .......................................         3               2              1              0
 Units redeemed .....................................         0              (1)             0              0
                                                           ----            -----           ---            ---
 Units outstanding - end of period ..................         7               4              4              3
                                                           ====            ====            ===            ===



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD ENDED
ALL AMOUNTS IN THOUSANDS
(UNAUDITED)



                                                                  AUSA                          AUSA
                                                             GOLDMAN SACHS                     MUNDER
                                                                 GROWTH                         NET50
                                                               SUBACCOUNT                    SUBACCOUNT
                                                      ----------------------------   ---------------------------
                                                       MARCH 31,     DECEMBER 31,     MARCH 31,     DECEMBER 31,
                                                      -----------   --------------   -----------   -------------
                                                          2001           2000            2001           2000
                                                      -----------   --------------   -----------   -------------
OPERATIONS:
 Net investment income (loss) .....................      $  0            $  0           $  0           $  1
 Net gain (loss) on investment securities .........        (6)             (4)            (3)            (1)
                                                         -----           -----          -----          -----
 Net increase (decrease) in net assets
  resulting from operations .......................        (6)             (4)            (3)             0
                                                         -----           -----          -----          ----
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........         6              18              2             11
                                                         ----            ----           ----           ----
 Less cost of units redeemed:
  Administrative charges ..........................         1               4              1              2
  Policy loans ....................................         0               2              0              0
  Surrender benefits ..............................         0               0              0              0
  Death benefits ..................................         0               0              0              0
                                                         ----            ----           ----           ----
                                                            1               6              1              2
                                                         ----            ----           ----           ----
  Increase (decrease) in net assets from
   capital unit transactions ......................         5              12              1              9
                                                         ----            ----           ----           ----
  Net increase (decrease) in net assets ...........        (1)              8             (2)             9
 Depositor's equity contribution
  (net redemption) ................................         0               0              0              0

NET ASSETS:
 Beginning of period ..............................        44              36             40             31
                                                         ----            ----           ----           ----
 End of period ....................................      $ 43            $ 44           $ 38           $ 40
                                                         ====            ====           ====           ====
UNIT ACTIVITY:
 Units outstanding - beginning of period ..........         4               3              4              3
 Units issued .....................................         1               2              0              1
 Units redeemed ...................................         0              (1)             0              0
                                                         ----            -----          ----           ----
 Units outstanding - end of period ................         5               4              4              4
                                                         ====            ====           ====           ====


See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD ENDED
ALL AMOUNTS IN THOUSANDS
(UNAUDITED)



                                                                  AUSA                          AUSA
                                                             T. ROWE PRICE                  T. ROWE PRICE
                                                            DIVIDEND GROWTH                   SMALL CAP
                                                               SUBACCOUNT                    SUBACCOUNT
                                                      ----------------------------   ---------------------------
                                                       MARCH 31,     DECEMBER 31,     MARCH 31,     DECEMBER 31,
                                                      -----------   --------------   -----------   -------------
                                                          2001           2000            2001           2000
                                                      -----------   --------------   -----------   -------------
OPERATIONS:
 Net investment income (loss) .....................      $  0            $  0           $   0          $  0
 Net gain (loss) on investment securities .........        (4)              4             (22)           (8)
                                                         -----           ----           -----          -----
 Net increase (decrease) in net assets
  resulting from operations .......................        (4)              4             (22)           (8)
                                                         -----           ----           -----          -----
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........         7              20              16            69
                                                         ----            ----           -----          ----
 Less cost of units redeemed:
  Administrative charges ..........................         1               3               3             6
  Policy loans ....................................         0               0               0             0
  Surrender benefits ..............................         0               0               0             2
  Death benefits ..................................         0               0               0             0
                                                         ----            ----           -----          ----
                                                            1               3               3             8
                                                         ----            ----           -----          ----
  Increase (decrease) in net assets from
   capital unit transactions ......................         6              17              13            61
                                                         ----            ----           -----          ----
  Net increase (decrease) in net assets ...........         2              21              (9)           53
 Depositor's equity contribution
  (net redemption) ................................         0               0               0             0

NET ASSETS:
 Beginning of period ..............................        51              30              99            46
                                                         ----            ----           -----          ----
 End of period ....................................      $ 53            $ 51           $  90          $ 99
                                                         ====            ====           =====          ====
UNIT ACTIVITY:
 Units outstanding - beginning of period ..........         5               3               8             4
 Units issued .....................................         1               3               2             6
 Units redeemed ...................................         0              (1)              0            (2)
                                                         ----            -----          -----          -----
 Units outstanding - end of period ................         6               5              10             8
                                                         ====            ====           =====          ====



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD ENDED
ALL AMOUNTS IN THOUSANDS
(UNAUDITED)



                                                                  AUSA                          AUSA
                                                                SALOMON                    PILGRIM BAXTER
                                                                ALL CAP                    MID CAP GROWTH
                                                               SUBACCOUNT                    SUBACCOUNT
                                                      ----------------------------   ---------------------------
                                                       MARCH 31,     DECEMBER 31,     MARCH 31,     DECEMBER 31,
                                                      -----------   --------------   -----------   -------------
                                                          2001           2000            2001           2000
                                                      -----------   --------------   -----------   -------------
OPERATIONS:
 Net investment income (loss) .....................      $  0             $ 0          $   (1)        $    0
 Net gain (loss) on investment securities .........        (1)              6            (217)          (123)
                                                         -----            ---          ------         ------
 Net increase (decrease) in net assets
  resulting from operations .......................        (1)              6            (218)          (123)
                                                         -----            ---          ------         ------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........        46              44             235            569
                                                         ----             ---          ------         ------
 Less cost of units redeemed:
  Administrative charges ..........................         4               3              33             40
  Policy loans ....................................         0               0               0              0
  Surrender benefits ..............................         0               0               0              0
  Death benefits ..................................         0               0               0              0
                                                         ----             ---          ------         ------
                                                            4               3              33             40
                                                         ----             ---          ------         ------
  Increase (decrease) in net assets from
   capital unit transactions ......................        42              41             202            529
                                                         ----             ---          ------         ------
  Net increase (decrease) in net assets ...........        41              47             (16)           406
 Depositor's equity contribution
  (net redemption) ................................         0               0               0              0

NET ASSETS:
 Beginning of period ..............................        78              31             452             46
                                                         ----             ---          ------         ------
 End of period ....................................      $119             $78          $  436         $  452
                                                         ====             ===          ======         ======
UNIT ACTIVITY:
 Units outstanding - beginning of period ..........         6               3              31              3
 Units issued .....................................         5               3              23             36
 Units redeemed ...................................        (1)              0              (6)            (8)
                                                         -----            ---          -------        -------
 Units outstanding - end of period ................        10               6              48             31
                                                         ====             ===          ======         ======



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD ENDED
ALL AMOUNTS IN THOUSANDS
(UNAUDITED)



                                                                  AUSA                          AUSA
                                                                DREYFUS                      VALUE LINE
                                                                MID CAP                   AGGRESSIVE GROWTH
                                                               SUBACCOUNT                    SUBACCOUNT
                                                      ----------------------------   ---------------------------
                                                       MARCH 31,     DECEMBER 31,     MARCH 31,     DECEMBER 31,
                                                      -----------   --------------   -----------   -------------
                                                          2001           2000            2001         2000(1)
                                                      -----------   --------------   -----------   -------------
OPERATIONS:
 Net investment income (loss) .....................      $  0            $  1           $  0           $  0
 Net gain (loss) on investment securities .........        (8)              3             (3)            (5)
                                                         -----           ----           -----          -----
 Net increase (decrease) in net assets
  resulting from operations .......................        (8)              4             (3)            (5)
                                                         -----           ----           -----          -----
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........        17              29              0              0
                                                         ----            ----           ----           ----
 Less cost of units redeemed:
  Administrative charges ..........................         3               5              0              0
  Policy loans ....................................         0               1              0              0
  Surrender benefits ..............................         0               1              0              0
  Death benefits ..................................         0               0              0              0
                                                         ----            ----           ----           ----
                                                            3               7              0              0
                                                         ----            ----           ----           ----
  Increase (decrease) in net assets from
   capital unit transactions ......................        14              22              0              0
                                                         ----            ----           ----           ----
  Net increase (decrease) in net assets ...........         6              26             (3)            (5)
 Depositor's equity contribution
  (net redemption) ................................         0               0              0             25

NET ASSETS:
 Beginning of period ..............................        60              34             20              0
                                                         ----            ----           ----           ----
 End of period ....................................      $ 66            $ 60           $ 17           $ 20
                                                         ====            ====           ====           ====
UNIT ACTIVITY:
 Units outstanding - beginning of period ..........         5               3              3              0
 Units issued .....................................         2               3              0              3
 Units redeemed ...................................         0              (1)             0              0
                                                         ----            -----          ----           ----
 Units outstanding - end of period ................         7               5              3              3
                                                         ====            ====           ====           ====



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD ENDED
ALL AMOUNTS IN THOUSANDS
(UNAUDITED)



                                                           AUSA                       AUSA                      AUSA
                                                          GREAT                      GREAT                      GREAT
                                                       COMPANIES -                COMPANIES -                COMPANIES -
                                                        AMERICA(SM)              TECHNOLOGY(SM)               GLOBAL(2)
                                                        SUBACCOUNT                 SUBACCOUNT                SUBACCOUNT
                                                -------------------------- -------------------------- -------------------------
                                                 MARCH 31,   DECEMBER 31,   MARCH 31,   DECEMBER 31,   MARCH 31,   DECEMBER 31,
                                                ----------- -------------- ----------- -------------- ----------- -------------
                                                    2001        2000(1)        2001        2000(1)        2001       2000(1)
                                                ----------- -------------- ----------- -------------- ----------- -------------
OPERATIONS:
 Net investment income (loss) .................    $  0           $ 0         $  0         $   0         $  0         $  0
 Net gain (loss) on investment securities .....      (5)            2           (6)          (10)          (4)          (4)
                                                   -----          ---         -----        -----         -----        -----
 Net increase (decrease) in net assets
  resulting from operations ...................      (5)            2           (6)          (10)          (4)          (4)
                                                   -----          ---         -----        -----         -----        -----
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) .......       5             2            3             0            1            0
                                                   ----           ---         ----         -----         ----         ----
 Less cost of units redeemed:
  Administrative charges ......................       0             0            0             0            0            0
  Policy loans ................................       0             0            0             0            0            0
  Surrender benefits ..........................       0             0            0             0            0            0
  Death benefits ..............................       0             0            0             0            0            0
                                                   ----           ---         ----         -----         ----         ----
                                                      0             0            0             0            0            0
                                                   ----           ---         ----         -----         ----         ----
  Increase (decrease) in net assets from
   capital unit transactions ..................       5             2            3             0            1            0
                                                   ----           ---         ----         -----         ----         ----
  Net increase (decrease) in net assets .......       0             4           (3)          (10)          (3)          (4)
 Depositor's equity contribution
  (net redemption) ............................       0            25            0            25            0           25

NET ASSETS:
 Beginning of period ..........................      29             0           15             0           21            0
                                                   ----           ---         ----         -----         ----         ----
 End of period ................................    $ 29           $29         $ 12         $  15         $ 18         $ 21
                                                   ====           ===         ====         =====         ====         ====
UNIT ACTIVITY:
 Units outstanding - beginning of period ......       3             0            3             0            3            0
 Units issued .................................       1             3            0             3            0            3
 Units redeemed ...............................       0             0            0             0            0            0
                                                   ----           ---         ----         -----         ----         ----
 Units outstanding - end of period ............       4             3            3             3            3            3
                                                   ====           ===         ====         =====         ====         ====




See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD ENDED
ALL AMOUNTS IN THOUSANDS
(UNAUDITED)




                                                                   AUSA                     AUSA
                                                                 GABELLI                    LKCM
                                                              GLOBAL GROWTH            CAPITAL GROWTH
                                                                SUBACCOUNT               SUBACCOUNT
                                                       ----------------------------   ---------------
                                                        MARCH 31,     DECEMBER 31,       MARCH 31,
                                                       -----------   --------------   ---------------
                                                           2001          2000(1)          2001(1)
                                                       -----------   --------------   ---------------
OPERATIONS:
 Net investment income (loss) ......................      $  0            $  0             $  0
 Net gain (loss) on investment securities ..........        (5)             (3)              (5)
                                                          -----           -----            -----
 Net increase (decrease) in net assets
  resulting from operations ........................        (5)             (3)              (5)
                                                          -----           -----            -----
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ............        50              19                0
                                                          ----            ----             ----
 Less cost of units redeemed:
  Administrative charges ...........................         2               1                0
  Policy loans .....................................         0               0                0
  Surrender benefits ...............................         0               0                0
  Death benefits ...................................         0               0                0
                                                          ----            ----             ----
                                                             2               1                0
                                                          ----            ----             ----
  Increase (decrease) in net assets from
   capital unit transactions .......................        48              18                0
                                                          ----            ----             ----
  Net increase (decrease) in net assets ............        43              15               (5)
 Depositor's equity contribution
  (net redemption) . ...............................         0              25               25

NET ASSETS:
 Beginning of period ...............................        40               0                0
                                                          ----            ----             ----
 End of period .....................................      $ 83            $ 40             $ 20
                                                          ====            ====             ====
UNIT ACTIVITY:
 Units outstanding - beginning of period . .........         4               0                0
 Units issued ......................................         6               4                3
 Units redeemed ....................................         0               0                0
                                                          ----            ----             ----
 Units outstanding - end of period .................        10               4                3
                                                          ====            ====             ====




See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD ENDED
ALL AMOUNTS IN THOUSANDS
(UNAUDITED)




                                                     FIDELITY VIP III
                                                          GROWTH                FIDELITY VIP II             FIDELITY VIP
                                                      OPPORTUNITIES              CONTRAFUND(R)              EQUITY-INCOME
                                                        SUBACCOUNT                 SUBACCOUNT                SUBACCOUNT
                                                -------------------------- -------------------------- -------------------------
                                                 MARCH 31,   DECEMBER 31,   MARCH 31,   DECEMBER 31,   MARCH 31,   DECEMBER 31,
                                                ----------- -------------- ----------- -------------- ----------- -------------
                                                    2001        2000(1)        2001        2000(1)        2001       2000(1)
                                                ----------- -------------- ----------- -------------- ----------- -------------
OPERATIONS:
 Net investment income (loss) .................    $  0          $  0         $  1          $  0         $  2          $ 0
 Net gain (loss) on investment securities .....      (5)           (4)          (6)           (2)          (4)           1
                                                   -----         -----        -----         -----        -----         ---
 Net increase (decrease) in net assets
  resulting from operations ...................      (5)           (4)          (5)           (2)          (2)           1
                                                   -----         -----        -----         -----        -----         ---
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) .......       9             2           13            11           14            0
                                                   ----          ----         ----          ----         ----          ---
 Less cost of units redeemed:
  Administrative charges ......................       0             0            1             0            0            0
  Policy loans ................................       0             0            0             0            0            0
  Surrender benefits ..........................       0             0            0             0            0            0
  Death benefits ..............................       0             0            0             0            0            0
                                                   ----          ----         ----          ----         ----          ---
                                                      0             0            1             0            0            0
                                                   ----          ----         ----          ----         ----          ---
  Increase (decrease) in net assets from
   capital unit transactions ..................       9             2           12            11           14            0
                                                   ----          ----         ----          ----         ----          ---
  Net increase (decrease) in net assets .......       4            (2)           7             9           12            1
 Depositor's equity contribution
  (net redemption) ............................       0            25            0            25            0           25

NET ASSETS:
 Beginning of period ..........................      23             0           34             0           26            0
                                                   ----          ----         ----          ----         ----          ---
 End of period ................................    $ 27          $ 23         $ 41          $ 34         $ 38          $26
                                                   ====          ====         ====          ====         ====          ===
UNIT ACTIVITY:
 Units outstanding - beginning of period ......       3             0            4             0            3            0
 Units issued .................................       1             3            2             4            1            3
 Units redeemed ...............................       0             0            0             0            0            0
                                                   ----          ----         ----          ----         ----          ---
 Units outstanding - end of period ............       4             3            6             4            4            3
                                                   ====          ====         ====          ====         ====          ===






See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE PERIOD ENDED
(UNAUDITED)



                                                                      AUSA
                                                                  J.P. MORGAN
                                                                  MONEY MARKET
                                                                   SUBACCOUNT
                                                     --------------------------------------
                                                      MARCH 31,         DECEMBER 31,
                                                     ----------- --------------------------
                                                         2001         2000        1999(1)
                                                     ----------- ------------- ------------
Accumulation unit value, beginning of period .......   $ 10.74      $ 10.22      $ 10.00
                                                       -------      -------      -------
  Income from operations:
   Net investment income (loss) ....................      0.13         0.52         0.22
   Net realized and unrealized gain (loss)
    on investment . ................................      0.00         0.00         0.00
                                                       -------      -------      -------
    Net income (loss) from operations ..............      0.13         0.52         0.22
                                                       -------      -------      -------
Accumulation unit value, end of period . ...........   $ 10.87      $ 10.74      $ 10.22
                                                       =======      =======      =======
Total return .......................................      1.19 %       5.17 %       2.15 %
Ratios and supplemental data:
  Net assets at end of period (in thousands) . .....   $   116      $   115      $    30
  Ratio of net investment income (loss) to
   average net assets ..............................      4.75 %       5.07 %       4.16 %



                                                                       AUSA
                                                                      AEGON
                                                                       BOND
                                                                    SUBACCOUNT
                                                     ----------------------------------------
                                                        MARCH 31,         DECEMBER 31,
                                                     -------------- -------------------------
                                                          2001          2000        1999(1)
                                                     -------------- ------------ ------------
Accumulation unit value, beginning of period .......   $   11.03      $ 10.04      $  10.00
                                                       ---------      -------      --------
  Income from operations:
   Net investment income (loss) ....................       (0.02)        0.52          0.53
   Net realized and unrealized gain (loss)
    on investment . ................................        0.34         0.47         (0.49)
                                                       ---------      -------      --------
    Net income (loss) from operations ..............        0.32         0.99          0.04
                                                       ---------      -------      --------
Accumulation unit value, end of period . ...........   $   11.35      $ 11.03      $  10.04
                                                       =========      =======      ========
Total return .......................................        2.83 %       9.90 %        0.41 %
Ratios and supplemental data:
  Net assets at end of period (in thousands) . .....   $      33      $    31      $     25
  Ratio of net investment income (loss) to
   average net assets ..............................       (0.90) %      4.99 %       10.25 %




                                                                       AUSA
                                                                       JANUS
                                                                      GROWTH
                                                                    SUBACCOUNT
                                                   ---------------------------------------------
                                                      MARCH 31,            DECEMBER 31,
                                                   --------------- -----------------------------
                                                         2001            2000         1999(1)
                                                   --------------- --------------- -------------
Accumulation unit value, beginning of period .....   $     9.83      $    13.96      $   10.00
                                                     ----------      ----------      ---------
  Income from operations:
   Net investment income (loss) ..................        (0.02)           2.77           3.71
   Net realized and unrealized gain (loss)
    on investment ................................        (2.43)          (6.90)          0.25
                                                     ----------      ----------      ---------
    Net income (loss) from operations ............        (2.45)          (4.13)          3.96
                                                     ----------      ----------      ---------
Accumulation unit value, end of period ...........   $     7.38      $     9.83      $   13.96
                                                     ==========      ==========      =========
Total return .....................................       (24.96) %       (29.58) %       39.59 %
Ratios and supplemental data:
  Net assets at end of period (in thousands) .....   $    1,550      $    1,652      $     404
  Ratio of net investment income (loss) to
   average net assets ............................        (0.90) %        21.38 %        60.96 %



                                                                       AUSA
                                                                       JANUS
                                                                      GLOBAL
                                                                    SUBACCOUNT
                                                   ---------------------------------------------
                                                      MARCH 31,            DECEMBER 31,
                                                   --------------- -----------------------------
                                                         2001            2000         1999(1)
                                                   --------------- --------------- -------------
Accumulation unit value, beginning of period .....   $    12.47      $    15.25      $   10.00
                                                     ----------      ----------      ---------
  Income from operations:
   Net investment income (loss) ..................        (0.03)           5.01           1.34
   Net realized and unrealized gain (loss)
    on investment ................................        (2.14)          (7.79)          3.91
                                                     ----------      ----------      ---------
    Net income (loss) from operations ............        (2.17)          (2.78)          5.25
                                                     ----------      ----------      ---------
Accumulation unit value, end of period ...........   $    10.30      $    12.47      $   15.25
                                                     ==========      ==========      =========
Total return .....................................       (17.37) %       (18.28) %       52.55 %
Ratios and supplemental data:
  Net assets at end of period (in thousands) .....   $    1,136      $    1,223      $     235
  Ratio of net investment income (loss) to
   average net assets ............................        (0.90) %        34.15 %        21.93 %




See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE PERIOD ENDED
(UNAUDITED)



                                                                      AUSA
                                                                      LKCM
                                                                   STRATEGIC
                                                                  TOTAL RETURN
                                                                   SUBACCOUNT
                                                   ------------------------------------------
                                                      MARCH 31,          DECEMBER 31,
                                                   -------------- ---------------------------
                                                        2001           2000         1999(1)
                                                   -------------- -------------- ------------
Accumulation unit value, beginning of period .....     $10.23         $10.72         $10.00
                                                       -------        -------        ------
  Income from operations:
   Net investment income (loss) ..................     (0.02)          0.90          0.55
   Net realized and unrealized gain (loss)
    on investment ................................     (0.65)         (1.39)         0.17
                                                       -------        -------        ------
    Net income (loss) from operations ............     (0.67)         (0.49)         0.72
                                                       -------        -------        ------
Accumulation unit value, end of period ...........     $ 9.56         $10.23         $10.72
                                                       =======        =======        ======
Total return .....................................     (6.51) %       (4.62) %       7.20 %
Ratios and supplemental data:
  Net assets at end of period (in thousands) .....     $   38         $   38         $  30
  Ratio of net investment income (loss) to
   average net assets ............................     (0.90) %       8.74 %         10.69 %

                                                                       AUSA
                                                                    VAN KAMPEN
                                                                     EMERGING
                                                                      GROWTH
                                                                    SUBACCOUNT
                                                   ---------------------------------------------
                                                      MARCH 31,            DECEMBER 31,
                                                   --------------- -----------------------------
                                                         2001            2000         1999(1)
                                                   --------------- --------------- -------------
Accumulation unit value, beginning of period .....     $ 15.63         $ 17.90         $10.00
                                                       --------        --------        ------
  Income from operations:
   Net investment income (loss) ..................      (0.03)           8.28           3.26
   Net realized and unrealized gain (loss)
    on investment ................................      (3.73)         (10.55)          4.64
                                                       --------        --------        ------
    Net income (loss) from operations ............      (3.76)          (2.27)          7.90
                                                       --------        --------        ------
Accumulation unit value, end of period ...........     $ 11.87         $ 15.63         $17.90
                                                       ========        ========        ======
Total return .....................................     (24.07) %       (12.70) %       79.01 %
Ratios and supplemental data:
  Net assets at end of period (in thousands) .....     $ 1,161         $ 1,185         $  136
  Ratio of net investment income (loss) to
   average net assets ............................     (0.90) %        43.31 %         49.12 %




                                                                       AUSA
                                                                       ALGER
                                                                 AGGRESSIVE GROWTH
                                                                    SUBACCOUNT
                                                   ---------------------------------------------
                                                      MARCH 31,            DECEMBER 31,
                                                   --------------- -----------------------------
                                                         2001            2000         1999(1)
                                                   --------------- --------------- -------------
Accumulation unit value, beginning of period .....    $ 10.45         $ 15.36         $10.00
                                                      --------        --------        ------
  Income from operations:
   Net investment income (loss) ..................     (0.02)           2.81           2.28
   Net realized and unrealized gain (loss)
    on investment ................................     (1.97)          (7.72)          3.08
                                                      --------        --------        ------
    Net income (loss) from operations ............     (1.99)          (4.91)          5.36
                                                      --------        --------        ------
Accumulation unit value, end of period ...........    $  8.46         $ 10.45         $15.36
                                                      ========        ========        ======
Total return .....................................    (19.09) %       (31.94) %       53.58 %
Ratios and supplemental data:
  Net assets at end of period (in thousands) .....    $ 1,236         $ 1,228         $  235
  Ratio of net investment income (loss) to
   average net assets ............................    (0.90) %        21.23 %         36.41 %

                                                                      AUSA
                                                                     AEGON
                                                                    BALANCED
                                                                   SUBACCOUNT
                                                   ------------------------------------------
                                                      MARCH 31,          DECEMBER 31,
                                                   -------------- ---------------------------
                                                        2001          2000         1999(1)
                                                   -------------- ------------ --------------
Accumulation unit value, beginning of period .....     $10.42         $9.93        $10.00
                                                       -------        ------       -------
  Income from operations:
   Net investment income (loss) ..................     (0.02)         0.16          0.12
   Net realized and unrealized gain (loss)
    on investment ................................     (0.61)         0.33         (0.19)
                                                       -------        ------       -------
    Net income (loss) from operations ............     (0.63)         0.49         (0.07)
                                                       -------        ------       -------
Accumulation unit value, end of period ...........     $ 9.79         $10.42       $ 9.93
                                                       =======        ======       =======
Total return .....................................     (6.06) %       4.88 %       (0.67) %
Ratios and supplemental data:
  Net assets at end of period (in thousands) .....     $   72         $  61        $   29
  Ratio of net investment income (loss) to
   average net assets ............................     (0.90) %       1.60 %       2.32 %




See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE PERIOD ENDED
(UNAUDITED)




                                                                     AUSA
                                                                   FEDERATED
                                                                GROWTH & INCOME
                                                                  SUBACCOUNT
                                                  -------------------------------------------
                                                     MARCH 31,           DECEMBER 31,
                                                  -------------- ----------------------------
                                                       2001           2000         1999(1)
                                                  -------------- ------------- --------------
Accumulation unit value, beginning of period ....   $   11.92      $    9.31     $   10.00
                                                    ---------      ---------     ---------
 Income from operations:
  Net investment income (loss) ..................       (0.03)          0.48          0.39
  Net realized and unrealized gain (loss)
   on investment ................................        0.43           2.13         (1.08)
                                                    ---------      ---------     ---------
   Net income (loss) from operations ............        0.40           2.61         (0.69)
                                                    ---------      ---------     ---------
Accumulation unit value, end of period ..........   $   12.32      $   11.92     $    9.31
                                                    =========      =========     =========
Total return ....................................        3.35 %        28.01 %       (6.88) %
Ratios and supplemental data:
 Net assets at end of period (in thousands) .....   $      43      $      34     $      23
 Ratio of net investment income (loss) to
  average net assets ............................       (0.90) %        4.75 %        7.92 %

                                                                     AUSA
                                                                     DEAN
                                                               ASSET ALLOCATION
                                                                  SUBACCOUNT
                                                  -------------------------------------------
                                                     MARCH 31,           DECEMBER 31,
                                                  -------------- ----------------------------
                                                       2001           2000         1999(1)
                                                  -------------- ------------- --------------
Accumulation unit value, beginning of period ....   $   10.96      $    9.43     $   10.00
                                                    ---------      ---------     ---------
 Income from operations:
  Net investment income (loss) ..................       (0.02)          0.78          0.23
  Net realized and unrealized gain (loss)
   on investment ................................        0.17           0.75         (0.80)
                                                    ---------      ---------     ---------
   Net income (loss) from operations ............        0.15           1.53         (0.57)
                                                    ---------      ---------     ---------
Accumulation unit value, end of period ..........   $   11.11      $   10.96     $    9.43
                                                    =========      =========     =========
Total return ....................................        1.37 %        16.16 %       (5.66) %
Ratios and supplemental data:
 Net assets at end of period (in thousands) .....   $      39      $      35     $      25
 Ratio of net investment income (loss) to
  average net assets ............................       (0.90) %        7.91 %        4.75 %




                                                                     AUSA
                                                                   C.A.S.E.
                                                                    GROWTH
                                                                  SUBACCOUNT
                                                  -------------------------------------------
                                                     MARCH 31,           DECEMBER 31,
                                                  -------------- ----------------------------
                                                       2001            2000         1999(1)
                                                  -------------- --------------- ------------
Accumulation unit value, beginning of period ....   $ 8.61         $ 10.96         $10.00
                                                    -------        --------        ------
 Income from operations:
  Net investment income (loss) ..................   (0.02)           1.98          0.67
  Net realized and unrealized gain (loss)
   on investment ................................   (0.35)          (4.33)         0.29
                                                    -------        --------        ------
   Net income (loss) from operations ............   (0.37)          (2.35)         0.96
                                                    -------        --------        ------
Accumulation unit value, end of period ..........   $ 8.24         $  8.61         $10.96
                                                    =======        ========        ======
Total return ....................................   (4.29) %       (21.42) %       9.63 %
Ratios and supplemental data:
 Net assets at end of period (in thousands) .....   $   44         $    41         $  35
 Ratio of net investment income (loss) to
  average net assets ............................   (0.90) %       19.21 %         13.01 %

                                                                     AUSA
                                                                      NWQ
                                                                 VALUE EQUITY
                                                                  SUBACCOUNT
                                                  -------------------------------------------
                                                     MARCH 31,           DECEMBER 31,
                                                  -------------- ----------------------------
                                                       2001           2000         1999(1)
                                                  -------------- ------------- --------------
Accumulation unit value, beginning of period ....     $10.66         $ 9.34        $10.00
                                                      -------        ------        -------
 Income from operations:
  Net investment income (loss) ..................     (0.02)          0.15          0.14
  Net realized and unrealized gain (loss)
   on investment ................................     (0.13)          1.17         (0.80)
                                                      -------        ------        -------
   Net income (loss) from operations ............     (0.15)          1.32         (0.66)
                                                      -------        ------        -------
Accumulation unit value, end of period ..........     $10.51         $10.66        $ 9.34
                                                      =======        ======        =======
Total return ....................................     (1.47) %       14.17 %       (6.59) %
Ratios and supplemental data:
 Net assets at end of period (in thousands) .....     $   31         $   27        $   23
 Ratio of net investment income (loss) to
  average net assets ............................     (0.90) %       1.59 %        2.97 %




See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE PERIOD ENDED
(UNAUDITED)



                                                                     AUSA
                                                                      GE
                                                             INTERNATIONAL EQUITY
                                                                  SUBACCOUNT
                                                 ---------------------------------------------
                                                    MARCH 31,            DECEMBER 31,
                                                 --------------- -----------------------------
                                                       2001            2000         1999(1)
                                                 --------------- --------------- -------------
Accumulation unit value, beginning of period ...   $ 10.38         $    12.32      $  10.00
                                                   -------         ----------      --------
 Income from operations:
  Net investment income (loss) .................    (0.02)               1.58          0.56
  Net realized and unrealized gain (loss)
   on investment ...............................    (1.32)              (3.52)         1.76
                                                   -------         ----------      --------
   Net income (loss) from operations ...........    (1.34)              (1.94)         2.32
                                                   -------         ----------      --------
Accumulation unit value, end of period .........   $  9.04         $    10.38      $  12.32
                                                   =======         ==========      ========
Total return ...................................  (12.96) %            (15.75) %      23.22 %
Ratios and supplemental data:
 Net assets at end of period (in thousands) ....  $    29          $       30      $     33
 Ratio of net investment income (loss) to
 average net assets ...........................   (0.90) %             13.69 %       10.46 %

                                                                    AUSA
                                                                     GE
                                                                 U.S. EQUITY
                                                                 SUBACCOUNT
                                                 -------------------------------------------
                                                    MARCH 31,           DECEMBER 31,
                                                 -------------- ----------------------------
                                                      2001           2000         1999(1)
                                                 -------------- -------------- -------------
Accumulation unit value, beginning of period ...   $ 10.61        $   10.79     $   10.00
                                                   -------        ---------     ---------
 Income from operations:
  Net investment income (loss) .................    (0.02)             0.52          0.64
  Net realized and unrealized gain (loss)
   on investment ...............................    (0.89)            (0.70)         0.15
                                                   -------        ---------     ---------
   Net income (loss) from operations ...........    (0.91)            (0.18)         0.79
                                                   -------        ---------     ---------
Accumulation unit value, end of period .........   $  9.70        $   10.61     $   10.79
                                                   =======        =========     =========
Total return ...................................    (8.54) %          (1.67) %       7.89 %
Ratios and supplemental data:
 Net assets at end of period (in thousands) ....   $    55        $      56     $      30
 Ratio of net investment income (loss) to
  average net assets ...........................    (0.90) %           4.86 %       12.34 %
                                                                     AUSA
                                                                 THIRD AVENUE
                                                                     VALUE
                                                                  SUBACCOUNT
                                                 --------------------------------------------
                                                 MARCH 31,               DECEMBER 31,
                                                 --------------- -----------------------------
                                                   2001              2000            1999(1)
                                                 ---------       ------------      ----------

Accumulation unit value, beginning of period ...  $ 15.22          $    11.34      $  10.00
                                                 -------         ------------      ----------
 Income from operations:
  Net investment income (loss) .................   (0.03)                0.53          0.07
  Net realized and unrealized gain (loss)
   on investment ...............................   (0.33)                3.35          1.27
                                                 ---------       ------------      ----------
   Net income (loss) from operations ...........   (0.36)                3.88          1.34
                                                 ---------       ------------      ----------
Accumulation unit value, end of period .........  $ 14.86          $    15.22      $  11.34
                                                 =========       ============      ==========
Total return ...................................   (2.40) %             34.26 %       13.39 %
Ratios and supplemental data:
 Net assets at end of period (in thousands) ....  $    91          $       65      $     29
 Ratio of net investment income (loss) to
  average net assets ...........................   (0.90) %              3.76 %        1.42 %


                                                                     AUSA
                                                                  J.P. MORGAN
                                                            REAL ESTATE SECURITIES
                                                                   SUBACCOUNT
                                                 --------------------------------------------
                                                    MARCH 31,              DECEMBER 31,
                                                 -------------- -----------------------------
                                                    2001               2000          1999(1)
                                                 ---------        --------------  -------------

Accumulation unit value, beginning of period ...     $ 11.77         $    9.16     $   10.00
                                                    ---------      -----------     -----------
 Income from operations:
  Net investment income (loss) .................      (0.03)              0.04         (0.04)
  Net realized and unrealized gain (loss)
   on investment ...............................      (0.08)              2.57         (0.80)
                                                    ---------      -----------     -----------
   Net income (loss) from operations ...........      (0.11)              2.61         (0.84)
                                                    ---------      -----------     -----------
Accumulation unit value, end of period .........     $ 11.66         $   11.77     $    9.16
                                                    =========      ===========     ===========
Total return ...................................      (0.90) %           28.46 %       (8.39) %
Ratios and supplemental data:
 Net assets at end of period (in thousands) ....     $    37         $      34     $      26
 Ratio of net investment income (loss) to
  average net assets ...........................      (0.90) %            0.38 %       (0.81) %




See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE PERIOD ENDED
(UNAUDITED)




                                                                     AUSA
                                                                 GOLDMAN SACHS
                                                                    GROWTH
                                                                  SUBACCOUNT
                                                 ---------------------------------------------
                                                    MARCH 31,            DECEMBER 31,
                                                 --------------- -----------------------------
                                                       2001           2000          1999(1)
                                                 --------------- -------------- --------------
Accumulation unit value, beginning of period ...   $    10.88      $   11.94      $   10.00
                                                   ----------      ---------      ---------
 Income from operations:
  Net investment income (loss) .................        (0.02)          0.06          (0.04)
  Net realized and unrealized gain (loss)
   on investment ...............................        (1.39)         (1.12)          1.98
                                                   ----------      ---------      ---------
   Net income (loss) from operations ...........        (1.41)         (1.06)          1.94
                                                   ----------      ---------      ---------
Accumulation unit value, end of period .........   $     9.47      $   10.88      $   11.94
                                                   ==========      =========      =========
Total return ...................................       (13.03) %       (8.84) %       19.40 %
Ratios and supplemental data:
 Net assets at end of period (in thousands) ....   $       43      $      44      $      36
 Ratio of net investment income (loss) to
  average net assets ...........................        (0.90) %        0.52 %        (0.83) %



                                                                    AUSA
                                                                   MUNDER
                                                                    NET50
                                                                 SUBACCOUNT
                                                 -------------------------------------------
                                                    MARCH 31,           DECEMBER 31,
                                                 -------------- ----------------------------
                                                      2001           2000         1999(1)
                                                 -------------- -------------- -------------
Accumulation unit value, beginning of period ...   $   11.22      $   11.35      $  10.00
                                                   ---------      ---------      --------
 Income from operations:
  Net investment income (loss) .................       (0.03)          0.21          0.49
  Net realized and unrealized gain (loss)
   on investment ...............................       (0.80)         (0.34)         0.86
                                                   ---------      ---------      --------
   Net income (loss) from operations ...........       (0.83)         (0.13)         1.35
                                                   ---------      ---------      --------
Accumulation unit value, end of period .........   $   10.39      $   11.22      $  11.35
                                                   =========      =========      ========
Total return ...................................       (7.37) %       (1.15) %      13.51 %
Ratios and supplemental data:
 Net assets at end of period (in thousands) ....   $      38      $      40      $     31
 Ratio of net investment income (loss) to
  average net assets ...........................       (0.90) %        1.87 %        9.45 %




                                                                      AUSA
                                                                 T. ROWE PRICE
                                                                DIVIDEND GROWTH
                                                                   SUBACCOUNT
                                                   ------------------------------------------
                                                      MARCH 31,          DECEMBER 31,
                                                   -------------- ---------------------------
                                                        2001          2000         1999(1)
                                                   -------------- ------------ --------------
Accumulation unit value, beginning of period .....     $10.26         $  9.42      $10.00
                                                       -------        ---------    -------
 Income from operations:
  Net investment income (loss) ...................     (0.02)          (0.04)      (0.04)
  Net realized and unrealized gain (loss)
    on investment ................................     (0.73)           0.88       (0.54)
                                                       -------        ---------    -------
    Net income (loss) from operations ............     (0.75)           0.84       (0.58)
                                                       -------        ---------    -------
Accumulation unit value, end of period ...........     $ 9.51         $ 10.26      $ 9.42
                                                       =======        =========    =======
Total return .....................................     (7.31) %         8.89 %     (5.81) %
Ratios and supplemental data:
 Net assets at end of period (in thousands) ......     $   53         $    51      $   30
 Ratio of net investment income (loss) to
  average net assets .............................     (0.90) %       (0.46) %     (0.82) %


                                                                       AUSA
                                                                  T. ROWE PRICE
                                                                    SMALL CAP
                                                                    SUBACCOUNT
                                                   --------------------------------------------
                                                      MARCH 31,            DECEMBER 31,
                                                   --------------- ----------------------------
                                                         2001           2000         1999(1)
                                                   --------------- -------------- -------------
Accumulation unit value, beginning of period .....     $ 11.69         $12.89         $10.00
                                                       --------        -------        -------
 Income from operations:
  Net investment income (loss) ...................      (0.02)          0.02           0.46
  Net realized and unrealized gain (loss)
    on investment ................................      (2.32)         (1.22)          2.43
                                                       --------        -------        -------
    Net income (loss) from operations ............      (2.34)         (1.20)          2.89
                                                       --------        -------        -------
Accumulation unit value, end of period ...........     $  9.35         $ 11.69        $ 12.89
                                                       ========        =======        =======
Total return .....................................     (20.01) %       (9.27) %       28.89 %
Ratios and supplemental data:
 Net assets at end of period (in thousands) ......     $    90         $   99         $   46
 Ratio of net investment income (loss) to
  average net assets .............................     (0.90) %        0.18 %         8.35 %




See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE PERIOD ENDED
(UNAUDITED)




                                                                    AUSA
                                                                  SALOMON
                                                                  ALL CAP
                                                                 SUBACCOUNT
                                                 ------------------------------------------
                                                    MARCH 31,          DECEMBER 31,
                                                 -------------- ---------------------------
                                                      2001           2000        1999(1)
                                                 -------------- ------------- -------------
Accumulation unit value, beginning of period ...     $12.86         $10.97        $10.00
                                                     -------        -------       -------
 Income from operations:
  Net investment income (loss) .................     (0.03)          0.16          0.31
  Net realized and unrealized gain (loss)
   on investment ...............................      0.00           1.73          0.66
                                                     -------        -------       -------
   Net income (loss) from operations ...........     (0.03)          1.89          0.97
                                                     -------        -------       -------
Accumulation unit value, end of period .........     $ 12.83        $ 12.86       $ 10.97
                                                     =======        =======       =======
Total return ...................................     (0.22) %       17.24 %        9.71 %
Ratios and supplemental data:
 Net assets at end of period (in thousands) ....     $  119         $   78        $   31
 Ratio of net investment income (loss) to
  average net assets ...........................     (0.90) %       1.30 %        5.98 %



                                                                     AUSA
                                                                PILGRIM BAXTER
                                                                MID CAP GROWTH
                                                                  SUBACCOUNT
                                                 --------------------------------------------
                                                    MARCH 31,            DECEMBER 31,
                                                 --------------- ----------------------------
                                                       2001            2000         1999(1)
                                                 --------------- --------------- ------------
Accumulation unit value, beginning of period ...     $ 14.63         $ 17.24         $ 10.00
                                                     --------        --------        ---------
 Income from operations:
  Net investment income (loss) .................      (0.03)           0.03           (0.01)
  Net realized and unrealized gain (loss)
   on investment ...............................      (5.44)          (2.64)           7.25
                                                     --------        --------        ---------
   Net income (loss) from operations ...........      (5.47)          (2.61)           7.24
                                                     --------        --------        ---------
Accumulation unit value, end of period .........     $  9.16         $ 14.63         $ 17.24
                                                     ========        ========        =========
Total return ...................................     (37.39) %       (15.16) %        72.42 %
Ratios and supplemental data:
 Net assets at end of period (in thousands) ....     $   436         $   452         $    46
 Ratio of net investment income (loss) to
  average net assets ...........................     (0.90) %        0.17 %          (0.09) %




                                                                    AUSA                                 AUSA
                                                                   DREYFUS                            VALUE LINE
                                                                   MID CAP                        AGGRESSIVE GROWTH
                                                                 SUBACCOUNT                           SUBACCOUNT
                                                  ----------------------------------------- ------------------------------
                                                     MARCH 31,          DECEMBER 31,           MARCH 31,     DECEMBER 31,
                                                  --------------- ------------------------- --------------- --------------
                                                    2001           2000          1999(1)       2001          2000(1)
                                                  ----------- -------------   -----------  -----------     ----------
Accumulation unit value, beginning of period .... $ 11.71         $10.47        $ 10.00     $  8.19         $ 10.00
                                                  --------        -------       ---------   --------        --------
 Income from operations:
  Net investment income (loss) ..................  (0.02)          0.15          (0.04)      (0.02)          (0.03)
  Net realized and unrealized gain (loss)
   on investment ................................  (1.40)          1.09           0.51       (1.03)          (1.78)
                                                  --------        -------       ---------   --------        --------
   Net income (loss) from operations ............  (1.42)          1.24           0.47       (1.05)          (1.81)
                                                  --------        -------       ---------   --------        --------
Accumulation unit value, end of period .......... $ 10.29         $ 11.71       $ 10.47     $  7.14         $  8.19
                                                  ========        =======       =========   ========        ========
Total return .................................... (12.13) %       11.91 %         4.66 %    (12.82) %       (18.08) %
Ratios and supplemental data:
 Net assets at end of period (in thousands) ..... $    66         $   60        $    34     $    17         $    20
 Ratio of net investment income (loss) to
  average net assets ............................ (0.90) %        1.29 %        (0.82) %    (0.90) %        (0.90) %



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE PERIOD ENDED
(UNAUDITED)




                                                           AUSA                           AUSA
                                                          GREAT                           GREAT
                                                       COMPANIES -                     COMPANIES -
                                                        AMERICA(SM)                  TECHNOLOGY(SM)
                                                        SUBACCOUNT                     SUBACCOUNT
                                              ------------------------------ -------------------------------
                                                 MARCH 31,     DECEMBER 31,     MARCH 31,      DECEMBER 31,
                                                    2001          2000(1)          2001          2000(1)
                                              --------------- -------------- --------------- ---------------
Accumulation unit value, beginning of period     $ 10.82        $  10.00       $    6.05       $   10.00
                                                 --------       --------       ---------       ---------
 Income from operations:
  Net investment income (loss) ..............     (0.03)           (0.03)          (0.01)          (0.02)
  Net realized and unrealized gain (loss)
   on investment ............................     (1.68)            0.85           (1.95)          (3.93)
                                                 --------       --------       ---------       ---------
   Net income (loss) from operations ........     (1.71)            0.82           (1.96)          (3.95)
                                                 --------       --------       ---------       ---------
Accumulation unit value, end of period ......    $  9.11        $  10.82       $    4.09       $    6.05
                                                 ========       ========       =========       =========
Total return ................................    (15.74) %          8.16 %        (32.35) %       (39.52) %
Ratios and supplemental data:
 Net assets at end of period (in thousands) .    $    29        $     29       $      12       $      15
 Ratio of net investment income (loss) to
  average net assets ........................    (0.90) %          (0.90) %        (0.90) %        (0.90) %




                                                           AUSA                          AUSA                    AUSA
                                                          GREAT                         GABELLI                  LKCM
                                                       COMPANIES -                      GLOBAL                 CAPITAL
                                                         GLOBAL(2)                      GROWTH                  GROWTH
                                                        SUBACCOUNT                    SUBACCOUNT              SUBACCOUNT
                                              ------------------------------ ----------------------------- ---------------
                                                 MARCH 31,     DECEMBER 31,     MARCH 31,    DECEMBER 31,     MARCH 31,
                                              --------------- -------------- -------------- -------------- ---------------
                                                   2001           2000(1)         2001          2000(1)        2001(1)
                                              ---------------  -------------- -------------- -------------- ---------------
Accumulation unit value, beginning of period     $  8.51         $   10.00      $   9.07       $  10.00       $   10.00
                                                 --------        ---------      --------       --------       ---------
 Income from operations:
  Net investment income (loss) ..............     (0.02)             (0.03)        (0.02)         (0.03)          (0.01)
  Net realized and unrealized gain (loss)
   on investment ............................     (1.53)             (1.46)        (0.56)         (0.90)          (1.91)
                                                 --------        ---------      --------       --------       ---------
   Net income (loss) from operations ........     (1.55)             (1.49)        (0.58)         (0.93)          (1.92)
                                                 --------        ---------      --------       --------       ---------
Accumulation unit value, end of period ......    $  6.96         $    8.51      $   8.49       $   9.07       $    8.08
                                                 ========        =========      ========       ========       =========
Total return ................................    (18.21) %          (14.85) %      (6.47) %       (9.27) %       (19.18) %
Ratios and supplemental data:
 Net assets at end of period (in thousands) .    $    18         $      21      $     83       $     40       $      20
 Ratio of net investment income (loss) to
  average net assets ........................     (0.90) %            (0.90) %      (0.90) %       (0.90) %        (0.90) %




See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE PERIOD ENDED
(UNAUDITED)




                                                                 FIDELITY VIP III
                                                                      GROWTH                        FIDELITY VIP II
                                                                  OPPORTUNITIES                      CONTRAFUND(R)
                                                                    SUBACCOUNT                        SUBACCOUNT
                                                         --------------------------------   -------------------------------
                                                            MARCH 31,       DECEMBER 31,       MARCH 31,       DECEMBER 31,
                                                         ---------------   --------------   ---------------   -------------
                                                               2001            2000(1)            2001           2000(1)
                                                         ---------------   --------------   ---------------   -------------
Accumulation unit value, beginning of period .........     $    8.26         $   10.00        $    9.14         $  10.00
                                                           ---------         ---------        ---------         --------
 Income from operations:
  Net investment income (loss) .......................          0.01             (0.03)            0.26            (0.03)
  Net realized and unrealized gain (loss)
   on investment .....................................         (1.28)            (1.71)           (1.48)           (0.83)
                                                           ---------         ---------        ---------         --------
   Net income (loss) from operations .................         (1.27)            (1.74)           (1.22)           (0.86)
                                                           ---------         ---------        ---------         --------
Accumulation unit value, end of period ...............     $    6.99         $    8.26        $    7.92         $   9.14
                                                           =========         =========        =========         ========
Total return .........................................        (15.45) %         (17.36) %        (13.27) %         (8.64) %
Ratios and supplemental data:
 Net assets at end of period (in thousands) ..........     $      27         $      23        $      41         $     34
 Ratio of net investment income (loss) to
  average net assets .................................          0.44 %           (0.90) %         12.81 %          (0.90) %




                                                                  FIDELITY VIP
                                                                 EQUITY-INCOME
                                                                   SUBACCOUNT
                                                         ------------------------------
                                                            MARCH 31,      DECEMBER 31,
                                                         --------------   -------------
                                                              2001           2000(1)
                                                         --------------   -------------
Accumulation unit value, beginning of period .........     $  10.44         $  10.00
                                                           --------         --------
 Income from operations:
  Net investment income (loss) .......................         0.53            (0.03)
  Net realized and unrealized gain (loss)
   on investment .....................................        (1.19)            0.47
                                                           --------         --------
   Net income (loss) from operations .................        (0.66)            0.44
                                                           --------         --------
Accumulation unit value, end of period ...............     $   9.78         $  10.44
                                                           ========         ========
Total return .........................................        (6.31) %          4.39 %
Ratios and supplemental data:
 Net assets at end of period (in thousands) ..........     $     38         $     26
 Ratio of net investment income (loss) to
  average net assets .................................        21.10 %          (0.90) %




See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS
AT MARCH 31, 2001
(UNAUDITED)

NOTE 1 -- ORGANIZATION AND SUMMARY OF                         SUBACCOUNT INVESTMENT BY FUND: (continued)
          SIGNIFICANT ACCOUNTING POLICIES

                                                               AEGON/TRANSAMERICA SERIES FUND, INC. (continued)

                                                                     Great Companies - Global(2)
                                                                         Gabelli Global Growth
                                                                         LKCM Capital Growth
The AUSA Series Life Account (the "Life Account"),                  VARIABLE INSURANCE PRODUCTS FUND III (VIP III)
was established as a variable life insurance                             Fidelity VIP III Growth Opportunities Portfolio - Service
separate account of AUSA Life Insurance Company, Inc.                    Class 2 (Referred to as "Fidelity VIP III Growth
("AUSA", or the "depositor") and is registered as a                      Opportunities")
unit investment trust under the Investment Company                  VARIABLE INSURANCE PRODUCTS FUND II (VIP II)
Act of 1940, as amended. The Life Account contains                       Fidelity VIP II Contrafund(R) Portfolio - Service
thirty-two investment options referred to as                             Class 2 (Referred to as "Fidelity VIP II Contrafund(R)")
subaccounts. Each subaccount invests exclusively                    VARIABLE INSURANCE PRODUCTS FUND (VIP)
in a corresponding Portfolio (the "Portfolio")                           Fidelity VIP Equity-Income Portfolio - Service
of a Series Fund, which collectively is referred to                      Class 2 (Referred to "Fidelity VIP Equity-Income")
as the "Fund". The Life Account contains four Funds
(collectively referred to as the "Funds"). Each                     The AEGON/Transamerica Series Fund, Inc. has entered
Fund is a registered management investment company                  into annually renewable investment advisory
under the Investment Company Act of 1940, as amended.               agreements for each Portfolio with WRL Investment
                                                                    Management, Inc. ("WRL Management") as investment
SUBACCOUNT INVESTMENT BY FUND:                                      adviser. Costs incurred in connection with the
------------------------------                                      advisory services rendered by WRL Management are paid
AEGON/TRANSAMERICA SERIES FUND, INC.                                by each Portfolio. WRL Management has entered into
(FORMERLY WRL SERIES FUND, INC.)                                    sub-advisory agreements with various management
       J.P. Morgan Money Market                                     companies ("Sub-Advisers"), some of which are affiliates of
       AEGON Bond                                                   AUSA. Each Sub-Adviser is compensated directly by
       Janus Growth                                                 WRL Management. The other three Funds have entered into
       Janus Global                                                 participation agreements for each portfolio with AUSA.
       LKCM Strategic Total Return
       Van Kampen Emerging Growth                                   Each period reported on within the financial statements
          (formerly VKAM Emerging Growth)                           reflects a full three or twelve month period except as follows:
       Alger Aggressive Growth
       AEGON Balanced
       Federated Growth & Income
       Dean Asset Allocation                                        SUBACCOUNT                             INCEPTION DATE
       C.A.S.E. Growth                                              ------------------------------------- ---------------
       NWQ Value Equity
       GE International Equity                                       AUSA J.P. Morgan Money Market            06/28/1999
       GE U.S. Equity                                                AUSA AEGON Bond                          06/28/1999
       Third Avenue Value                                            AUSA Janus Growth                        06/28/1999
       J.P. Morgan Real Estate Securities                            AUSA Janus Global                        06/28/1999
       Goldman Sachs Growth                                          AUSA LKCM Strategic Total Return         06/28/1999
       Munder Net50                                                  AUSA Van Kampen Emerging Growth
        (formerly Goldman Sachs Small Cap)                              (formerly VKAM Emerging Growth)       06/28/1999
       T. Rowe Price Dividend Growth                                 AUSA Alger Aggressive Growth             06/28/1999
       T. Rowe Price Small Cap                                       AUSA AEGON Balanced                      06/28/1999
       Salomon All Cap                                               AUSA Federated Growth & Income           06/28/1999
       Pilgrim Baxter Mid Cap Growth                                 AUSA Dean Asset Allocation               06/28/1999
       Dreyfus Mid Cap                                               AUSA C.A.S.E. Growth                     06/28/1999
       Value Line Aggressive Growth                                  AUSA NWQ Value Equity                    06/28/1999
       Great Companies - America(SM)                                 AUSA GE International Equity             06/28/1999
       Great Companies - Technology(SM)

AUSA SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT MARCH 31, 2001
(UNAUDITED)

NOTE 1 -- (CONTINUED)

SUBACCOUNT                                  INCEPTION DATE
------------------------------------------ ---------------
 AUSA GE U.S. Equity                           06/28/1999
 AUSA Third Avenue Value                       06/28/1999
 AUSA J.P. Morgan Real Estate Securities       06/28/1999
 AUSA Goldman Sachs Growth                     06/28/1999
 AUSA Munder Net50
    (formerly Goldman Sachs Small Cap)         06/28/1999
 AUSA T. Rowe Price Dividend Growth            06/28/1999
 AUSA T. Rowe Price Small Cap                  06/28/1999
 AUSA Salomon All Cap                          06/28/1999
 AUSA Pilgrim Baxter Mid Cap Growth            06/28/1999
 AUSA Dreyfus Mid Cap                          06/28/1999
 AUSA Value Line Aggressive Growth             09/01/2000
 AUSA Great Companies - America(SM)            09/01/2000
 AUSA Great Companies - Technology(SM)         09/01/2000
 AUSA Great Companies - Global(2)              09/01/2000
 AUSA Gabelli Global Growth                    09/01/2000
 AUSA LKCM Capital Growth                      02/09/2001
 Fidelity VIP III Growth Opportunities         09/01/2000
 Fidelity VIP II Contrafund(R)                 09/01/2000
 Fidelity VIP Equity-Income                    09/01/2000

Effective September 1, 2000, the Janus Global Portfolio is not available for investment to new policyowners. The portfolio remains open to the policyowners who purchased the Policy before September 1, 2000.

On February 9, 2001, AUSA made initial contributions to the Life Account. The amounts of the contribution and units received are as follows:

SUBACCOUNT                    CONTRIBUTION     UNITS
--------------------------   --------------   ------
AUSA LKCM Capital Growth     $ 25,000         2,500

The Life Account holds assets to support the benefits under certain flexible premium variable universal life insurance policies (the "Policies") issued by AUSA. The Life Account's equity transactions are accounted for using the appropriate effective date at the corresponding accumulation unit value.


The following significant accounting policies, which are in conformity with accounting principles generally accepted in the United States, have been consistently applied in the preparation of the Life Account Financial Statements. The preparation of the Financial Statements required management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.


A. VALUATION OF INVESTMENTS AND SECURITIES TRANSACTIONS


Investments in the Funds' shares are valued at the closing net asset value ("NAV") per share of the underlying Portfolio, as determined by the Funds. Investment transactions are accounted for on the trade date at the Portfolio NAV next determined after receipt of sale or redemption orders without sales charges. Dividend income and capital gains distributions are recorded on the ex-dividend date. The cost of investments sold is determined on a first-in, first-out basis.


B. FEDERAL INCOME TAXES


The operations of the Life Account are a part of and are taxed with the total operations of AUSA, which is taxed as a life insurance company under the Internal Revenue Code. Under the Internal Revenue Code law, the investment income of the Life Account, including realized and unrealized capital gains, is not taxable to AUSA. Accordingly, no provision for Federal income taxes has been made.



NOTE 2 -- CHARGES AND DEDUCTIONS


Charges are assessed by AUSA in connection with the issuance and administration of the Policies.


A. POLICY CHARGES


Under some forms of the Policies, a sales charge and premium taxes are deducted by AUSA prior to allocation of policy owner payments to the subaccounts. Contingent surrender charges may also apply.


Under all forms of the Policy, monthly charges against policy cash values are made to compensate AUSA for costs of insurance provided.


B. LIFE ACCOUNT CHARGES


A daily charge equal to an annual rate of .90% of average daily net assets is assessed to compensate AUSA for assumption of mortality and expense risks for administrative services in

AUSA SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT MARCH 31, 2001
(UNAUDITED)

NOTE 2 -- (CONTINUED)

connection with issuance and administration of the Policies. This charge (not assessed at the individual contract level) effectively reduces the value of a unit outstanding during the year.


NOTE 3 -- DIVIDEND DISTRIBUTIONS


Dividends are not declared by the Life Account, since the increase in the value of the underlying investment in the Funds is reflected daily in the accumulation unit value used to calculate the equity value within the Life Account. Consequently, a dividend distribution by the underlying Funds does not change either the accumulation unit value or equity values within the Life Account.


NOTE 4 -- SECURITIES TRANSACTIONS


Securities transactions for the period ended March 31, 2001 are as follows (in thousands):







                                         PURCHASES              PROCEEDS
                                            OF                 FROM SALES
SUBACCOUNT                              SECURITIES           OF SECURITIES
--------------------------------   --------------------   -------------------
AUSA J.P. Morgan Money Market           $      142           $         156
AUSA AEGON Bond                                  2                       1
AUSA Janus Growth                              415                      39
AUSA Janus Global                              188                      43
AUSA LKCM Strategic Total
  Return                                         3                       1
AUSA VKAM Emerging Growth                      334                      31
AUSA Alger Aggressive Growth                   305                      32
AUSA AEGON Balanced                             20                       3
AUSA Federated Growth & Income                  10                       2
AUSA Dean Asset Allocation                       5                       1
AUSA C.A.S.E. Growth                             6                       1
AUSA NWQ Value Equity                            5                       0
AUSA GE International Equity                     4                       1
AUSA GE U.S. Equity                             12                       7
AUSA Third Avenue Value                         31                       3
AUSA J.P. Morgan Real Estate
  Securities                                     5                       1
AUSA Goldman Sachs Growth                        6                       1


                                         PURCHASES              PROCEEDS
                                            OF                 FROM SALES
SUBACCOUNT                              SECURITIES           OF SECURITIES
--------------------------------   --------------------   -------------------
AUSA Munder Net50 (formerly
  Goldman Sachs Small Cap)              $        2           $           1
AUSA T. Rowe Price Dividend
  Growth                                         7                       1
AUSA T. Rowe Price Small Cap                    15                       3
AUSA Salomon All Cap                            48                       5
AUSA Pilgrim Baxter Mid Cap
  Growth                                       211                      10
AUSA Dreyfus Mid Cap                            16                       2
AUSA Value Line Aggressive
  Growth                                         0                       0
AUSA Great Companies -
  America(SM)                                    5                       0
AUSA Great Companies -
  Technology(SM)                                 3                       0
AUSA Great Companies - Global(2)                 0                       0
AUSA Gabelli Global Growth                      48                       2
AUSA LCKM Capital Growth                        25                       0
Fidelity VIP III Growth
  Opportunities                                  9                       0
Fidelity VIP II Contrafund(R)                   13                       1
Fidelity VIP Equity-Income                      15                       0



NOTE 5 -- FINANCIAL HIGHLIGHTS


Per unit information has been computed using average units outstanding throughout each period. Total return is not annualized for periods of less than one year. The ratio of net investment income (loss) to average net assets is annualized for periods of less than one year.


NOTE 6 -- SUBSEQUENT EVENTS


Effective May 1, 2001 the portfolio name changed from WRL Goldman Sachs Small Cap to Munder Net50 and the subaccount from WRL Goldman Sachs Small Cap to AUSA Munder Net50. Effective May 1, 2001, the name of WRL Management was changed to AEGON/Transamerica Fund Advisers, Inc. and the name of the WRL Series Fund, Inc. was changed to AEGON/Transamerica Series Fund, Inc. These events will have happened subsequent to the audited financials.

                        REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Policy Owners of the AUSA Series Life Account AUSA Life Insurance Company, Inc.


  We have audited the accompanying statements of assets and liabilities of each of the subaccounts constituting the AUSA Series Life Account (the "Separate Account," a separate account of AUSA Life Insurance Company, Inc.) as of December 31, 2000, and the related statements of operations and changes in net assets, and financial highlights for the periods in the year ended December 31, 2000 as indicated thereon. These financial statements and financial highlights are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The accompanying statements of changes in net assets for the period ended December 31, 1999 as indicated thereon and the financial highlights for each of the periods in the year ended December 31, 1999 as indicated thereon for each of the subaccounts constituting the Separate Account, were audited by other auditors whose report dated February 16, 2000, expressed an unqualified opinion on those statements and financial highlights.


  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of mutual fund shares owned as of December 31, 2000, by correspondence with the mutual fund's transfer agent. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


  In our opinion, the 2000 financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting the AUSA Series Life Account at December 31, 2000, and the results of their operations and changes in net assets, and financial highlights for the periods in the year ended December 31, 2000 as indicated thereon, in conformity with accounting principles generally accepted in the United States.


/s/ ERNST & YOUNG LLP

ERNST & YOUNG LLP
Des Moines, Iowa
January 31, 2001

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Board of Directors of AUSA Life Insurance Company, Inc. and Policy Owners of the AUSA Series Life Account


  In our opinion, the accompanying statements of changes in net assets and the related financial highlights present fairly, in all material respects, the changes in net assets of each of the Subaccounts constituting the AUSA Series Life Account (a separate account of AUSA Life Insurance Company, Inc. ("AUSA")) for the year ended December 31, 1999, and the financial highlights for each of the periods presented through December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of AUSA's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Tampa, Florida
February 16, 2000

AUSA SERIES LIFE ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES

AT DECEMBER 31, 2000
ALL AMOUNTS (EXCEPT PER UNIT AMOUNTS) IN THOUSANDS



                                                                                                                  WRL
                                                             WRL           WRL          WRL          WRL          LKCM
                                                         J.P. MORGAN      AEGON        JANUS        JANUS      STRATEGIC
                                                        MONEY MARKET      BOND        GROWTH       GLOBAL     TOTAL RETURN
                                                         SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
ASSETS:
 Investment in securities:
  Number of shares ...................................         129             3           35           51            3
                                                               ===             =           ==           ==            =
  Cost ...............................................     $   129       $    31      $ 2,467      $ 1,738      $    41
                                                           =======       =======      =======      =======      =======
 Investment, at net asset value ......................     $   129       $    31      $ 1,642      $ 1,217      $    38
 Dividend receivable .................................           0             0            0            0            0
 Transfers receivable from depositor .................           0             0           10            6            0
                                                           -------       -------      -------      -------      -------
  Total assets .......................................         129            31        1,652        1,223           38
                                                           -------       -------      -------      -------      -------
LIABILITIES:
 Accrued expenses ....................................           0             0            0            0            0
 Transfers payable to depositor ......................          14             0            0            0            0
                                                           -------       -------      -------      -------      -------
  Total liabilities ..................................          14             0            0            0            0
                                                           -------       -------      -------      -------      -------
  Net assets .........................................     $   115       $    31      $ 1,652      $ 1,223      $    38
                                                           =======       =======      =======      =======      =======
NET ASSETS CONSISTS OF:
 Policy Owners' equity ...............................     $    88       $     3      $ 1,652      $ 1,223      $    13
 Depositor's equity ..................................          27            28            0            0           25
                                                           -------       -------      -------      -------      -------
  Net assets applicable to units outstanding .........     $   115       $    31      $ 1,652      $ 1,223      $    38
                                                           =======       =======      =======      =======      =======
 Policy Owners' units ................................           8             0          168           98            1
 Depositor's units ...................................           3             3            0            0            3
                                                           -------       -------      -------      -------      -------
  Units outstanding ..................................          11             3          168           98            4
                                                           =======       =======      =======      =======      =======
  Accumulation unit value ............................     $ 10.74       $ 11.03      $  9.83      $ 12.47      $ 10.23
                                                           =======       =======      =======      =======      =======


See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES
AT DECEMBER 31, 2000
ALL AMOUNTS (EXCEPT PER UNIT AMOUNTS) IN THOUSANDS



                                                              WRL            WRL                           WRL           WRL
                                                             VKAM           ALGER           WRL         FEDERATED        DEAN
                                                           EMERGING      AGGRESSIVE        AEGON        GROWTH &        ASSET
                                                            GROWTH         GROWTH        BALANCED        INCOME       ALLOCATION
                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
ASSETS:
 Investment in securities:
  Number of shares ...................................           40             63              5              3             3
                                                                 ==             ==              =              =             =
  Cost ...............................................      $ 1,751        $ 1,774        $    59        $    31       $    34
                                                            =======        =======        =======        =======       =======
 Investment, at net asset value ......................      $ 1,178        $ 1,225        $    60        $    34       $    35
 Dividend receivable .................................            0              0              0              0             0
 Transfers receivable from depositor .................            7              3              1              0             0
                                                            -------        -------        -------        -------       -------
  Total assets .......................................        1,185          1,228             61             34            35
                                                            -------        -------        -------        -------       -------
LIABILITIES:
 Accrued expenses ....................................            0              0              0              0             0
 Transfers payable to depositor ......................            0              0              0              0             0
                                                            -------        -------        -------        -------       -------
  Total liabilities ..................................            0              0              0              0             0
                                                            -------        -------        -------        -------       -------
  Net assets .........................................      $ 1,185        $ 1,228        $    61        $    34       $    35
                                                            =======        =======        =======        =======       =======
NET ASSETS CONSISTS OF:
 Policy Owners' equity ...............................      $ 1,185        $ 1,228        $    35        $     4       $     7
 Depositor's equity ..................................            0              0             26             30            28
                                                            -------        -------        -------        -------       -------
  Net assets applicable to units outstanding .........      $ 1,185        $ 1,228        $    61        $    34       $    35
                                                            =======        =======        =======        =======       =======
 Policy Owners' units ................................           76            117              3              0             1
 Depositor's units ...................................            0              0              3              3             2
                                                            -------        -------        -------        -------       -------
  Units outstanding ..................................           76            117              6              3             3
                                                            =======        =======        =======        =======       =======
  Accumulation unit value ............................      $ 15.63        $ 10.45        $ 10.42        $ 11.92       $ 10.96
                                                            =======        =======        =======        =======       =======



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES
AT DECEMBER 31, 2000
ALL AMOUNTS (EXCEPT PER UNIT AMOUNTS) IN THOUSANDS



                                                                                          WRL                         WRL
                                                             WRL           WRL             GE            WRL         THIRD
                                                          C.A.S.E.         NWQ       INTERNATIONAL        GE         AVENUE
                                                           GROWTH     VALUE EQUITY       EQUITY      U.S. EQUITY     VALUE
                                                         SUBACCOUNT    SUBACCOUNT      SUBACCOUNT     SUBACCOUNT   SUBACCOUNT
ASSETS:
 Investment in securities:
   Number of shares ...................................         4              2              3              4            5
                                                                =              =              =              =            =
   Cost ...............................................    $   57        $    26        $    34        $    58      $    53
                                                           ======        =======        =======        =======      =======
 Investment, at net asset value .......................    $   41        $    27        $    30        $    56      $    65
 Dividend receivable ..................................         0              0              0              0            0
 Transfers receivable from depositor ..................         0              0              0              0            0
                                                           ------        -------        -------        -------      -------
   Total assets .......................................        41             27             30             56           65
                                                           ------        -------        -------        -------      -------
LIABILITIES:
 Accrued expenses .....................................         0              0              0              0            0
 Transfers payable to depositor .......................         0              0              0              0            0
                                                           ------        -------        -------        -------      -------
   Total liabilities ..................................         0              0              0              0            0
                                                           ------        -------        -------        -------      -------
   Net assets .........................................    $   41        $    27        $    30        $    56      $    65
                                                           ======        =======        =======        =======      =======
NET ASSETS CONSISTS OF:
 Policy Owners' equity ................................    $   20        $     0        $     4        $    30      $    27
 Depositor's equity ...................................        21             27             26             26           38
                                                           ------        -------        -------        -------      -------
   Net assets applicable to units outstanding .........    $   41        $    27        $    30        $    56      $    65
                                                           ======        =======        =======        =======      =======
 Policy Owners' units .................................         2              0              0              3            2
 Depositor's units ....................................         3              3              3              2            2
                                                           ------        -------        -------        -------      -------
   Units outstanding ..................................         5              3              3              5            4
                                                           ======        =======        =======        =======      =======
   Accumulation unit value ............................    $ 8.61        $ 10.66        $ 10.38        $ 10.61      $ 15.22
                                                           ======        =======        =======        =======      =======



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES
AT DECEMBER 31, 2000
ALL AMOUNTS (EXCEPT PER UNIT AMOUNTS) IN THOUSANDS



                                                            WRL           WRL          WRL            WRL            WRL
                                                        J.P. MORGAN     GOLDMAN      GOLDMAN        T. ROWE        T. ROWE
                                                        REAL ESTATE      SACHS        SACHS          PRICE          PRICE
                                                         SECURITIES     GROWTH      SMALL CAP   DIVIDEND GROWTH   SMALL CAP
                                                         SUBACCOUNT   SUBACCOUNT   SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
ASSETS:
 Investment in securities:
  Number of shares ...................................          3             4            4              5              8
                                                                =             =            =              =              =
  Cost ...............................................    $    28       $    45      $    39        $    47        $   102
                                                          =======       =======      =======        =======        =======
 Investment, at net asset value ......................    $    34       $    44      $    40        $    51        $    99
 Dividend receivable .................................          0             0            0              0              0
 Transfers receivable from depositor .................          0             0            0              0              0
                                                          -------       -------      -------        -------        -------
  Total assets .......................................         34            44           40             51             99
                                                          -------       -------      -------        -------        -------
LIABILITIES:
 Accrued expenses ....................................          0             0            0              0              0
 Transfers payable to depositor ......................          0             0            0              0              0
                                                          -------       -------      -------        -------        -------
  Total liabilities ..................................          0             0            0              0              0
                                                          -------       -------      -------        -------        -------
  Net assets .........................................    $    34       $    44      $    40        $    51        $    99
                                                          =======       =======      =======        =======        =======
NET ASSETS CONSISTS OF:
 Policy Owners' equity ...............................    $     5       $    17      $    12        $    25        $    70
 Depositor's equity ..................................         29            27           28             26             29
                                                          -------       -------      -------        -------        -------
  Net assets applicable to units outstanding .........    $    34       $    44      $    40        $    51        $    99
                                                          =======       =======      =======        =======        =======
 Policy Owners' units ................................          0             1            1              2              6
 Depositor's units ...................................          3             3            3              3              2
                                                          -------       -------      -------        -------        -------
  Units outstanding ..................................          3             4            4              5              8
                                                          =======       =======      =======        =======        =======
  Accumulation unit value ............................    $ 11.77       $ 10.88      $ 11.22        $ 10.26        $ 11.69
                                                          =======       =======      =======        =======        =======

See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES
AT DECEMBER 31, 2000
ALL AMOUNTS (EXCEPT PER UNIT AMOUNTS) IN THOUSANDS



                                                                                                                       WRL
                                                        WRL            WRL            WRL             WRL             GREAT
                                                      SALOMON    PILGRIM BAXTER     DREYFUS        VALUE LINE      COMPANIES -
                                                      ALL CAP    MID CAP GROWTH     MID CAP    AGGRESSIVE GROWTH    AMERICASM
                                                    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
ASSETS:
 Investment in securities:
  Number of shares ...............................          6             30              5               2                3
                                                            =             ==              =               =                =
  Cost ...........................................    $    71        $   582        $    56          $   25          $    27
                                                      =======        =======        =======          ======          =======
 Investment, at net asset value ..................    $    78        $   451        $    60          $   20          $    29
 Dividend receivable .............................          0              0              0               0                0
 Transfers receivable from depositor .............          0              1              0               0                0
                                                      -------        -------        -------          ------          -------
  Total assets ...................................         78            452             60              20               29
                                                      -------        -------        -------          ------          -------
LIABILITIES:
 Accrued expenses ................................          0              0              0               0                0
 Transfers payable to depositor ..................          0              0              0               0                0
                                                      -------        -------        -------          ------          -------
  Total liabilities ..............................          0              0              0               0                0
                                                      -------        -------        -------          ------          -------
  Net assets .....................................    $    78        $   452        $    60          $   20          $    29
                                                      =======        =======        =======          ======          =======
NET ASSETS CONSISTS OF:
 Policy Owners' equity ...........................    $    46        $   416        $    31          $    0          $     2
 Depositor's equity ..............................         32             36             29              20               27
                                                      -------        -------        -------          ------          -------
  Net assets applicable to units outstanding .....    $    78        $   452        $    60          $   20          $    29
                                                      =======        =======        =======          ======          =======
 Policy Owners' units ............................          4             28              3               0                0
 Depositor's units ...............................          2              3              2               3                3
                                                      -------        -------        -------          ------          -------
  Units outstanding ..............................          6             31              5               3                3
                                                      =======        =======        =======          ======          =======
  Accumulation unit value ........................    $ 12.86        $ 14.63        $ 11.71          $ 8.19          $ 10.82
                                                      =======        =======        =======          ======          =======



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES
AT DECEMBER 31, 2000
ALL AMOUNTS (EXCEPT PER UNIT AMOUNTS) IN THOUSANDS



                                                               WRL             WRL           WRL
                                                              GREAT           GREAT        GABELLI
                                                           COMPANIES -     COMPANIES-       GLOBAL
                                                          TECHNOLOGY(SM)   GLOBAL(2)        GROWTH
                                                           SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
ASSETS:
 Investment in securities:
  Number of shares ...................................            2               2              4
                                                                  =               =              =
  Cost ...............................................       $   25          $   25         $   43
                                                             ======          ======         ======
 Investment, at net asset value ......................       $   15          $   21         $   40
 Dividend receivable .................................            0               0              0
 Transfers receivable from depositor .................            0               0              0
                                                             ------          ------         ------
  Total assets .......................................           15              21             40
                                                             ------          ------         ------
LIABILITIES:
 Accrued expenses ....................................            0               0              0
 Transfers payable to depositor ......................            0               0              0
                                                             ------          ------         ------
  Total liabilities ..................................            0               0              0
                                                             ------          ------         ------
  Net assets .........................................       $   15          $   21         $   40
                                                             ======          ======         ======
NET ASSETS CONSISTS OF:
 Policy Owners' equity ...............................       $    0          $    0         $   17
 Depositor's equity ..................................           15              21             23
                                                             ------          ------         ------
  Net assets applicable to units outstanding .........       $   15          $   21         $   40
                                                             ======          ======         ======
 Policy Owners' units ................................            0               0              2
 Depositor's units ...................................            3               3              2
                                                             ------          ------         ------
  Units outstanding ..................................            3               3              4
                                                             ======          ======         ======
  Accumulation unit value ............................       $ 6.05          $ 8.51         $ 9.07
                                                             ======          ======         ======



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES
AT DECEMBER 31, 2000
ALL AMOUNTS (EXCEPT PER UNIT AMOUNTS) IN THOUSANDS




                                                          FIDELITY VIP III
                                                               GROWTH         FIDELITY VIP II     FIDELITY VIP
                                                           OPPORTUNITIES       CONTRAFUND(R)      EQUITY-INCOME
                                                             SUBACCOUNT          SUBACCOUNT        SUBACCOUNT
ASSETS:
 Investment in securities:
  Number of shares ...................................              1                   1                  1
                                                                    =                   =                  =
  Cost ...............................................         $   27              $   36            $    25
                                                               ======              ======            =======
 Investment, at net asset value ......................         $   23              $   34            $    26
 Dividend receivable .................................              0                   0                  0
 Transfers receivable from depositor .................              0                   0                  0
                                                               ------              ------            -------
  Total assets .......................................             23                  34                 26
                                                               ------              ------            -------
LIABILITIES:
 Accrued expenses ....................................              0                   0                  0
 Transfers payable to depositor ......................              0                   0                  0
                                                               ------              ------            -------
  Total liabilities ..................................              0                   0                  0
                                                               ------              ------            -------
  Net assets .........................................         $   23              $   34            $    26
                                                               ======              ======            =======
NET ASSETS CONSISTS OF:
 Policy Owners' equity ...............................         $    2              $   11            $     0
 Depositor's equity ..................................             21                  23                 26
                                                               ------              ------            -------
  Net assets applicable to units outstanding .........         $   23              $   34            $    26
                                                               ======              ======            =======
 Policy Owners' units ................................              0                   1                  0
 Depositor's units ...................................              3                   3                  3
                                                               ------              ------            -------
  Units outstanding ..................................              3                   4                  3
                                                               ======              ======            =======
  Accumulation unit value ............................         $ 8.26              $ 9.14            $ 10.44
                                                               ======              ======            =======



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000
ALL AMOUNTS IN THOUSANDS




                                                                                                                        WRL
                                                                   WRL           WRL          WRL          WRL          LKCM
                                                               J.P. MORGAN      AEGON        JANUS        JANUS      STRATEGIC
                                                              MONEY MARKET      BOND        GROWTH       GLOBAL     TOTAL RETURN
                                                               SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
INVESTMENT INCOME:
 Dividend income ...........................................     $    3        $    2      $     2      $    42       $    1
 Capital gain distributions ................................          0             0          264          248            2
                                                                 ------        ------      -------      -------       ------
  Total investment income ..................................          3             2          266          290            3
EXPENSES:
 Mortality and expense risk ................................          1             1           10            7            0
                                                                 ------        ------      -------      -------       ------
  Net investment income (loss) .............................          2             1          256          283            3
                                                                 ------        ------      -------      -------       ------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .........          0             0           (3)          13            0
 Change in unrealized appreciation (depreciation) ..........          0             2         (846)        (567)          (4)
                                                                 ------        ------      -------      -------       -------
  Net gain (loss) on investment securities .................          0             2         (849)        (554)          (4)
                                                                 ------        ------      -------      -------       -------
   Net increase (decrease) in net assets resulting
     from operations .......................................     $    2        $    3      $  (593)     $  (271)      $   (1)
                                                                 ======        ======      =======      =======       ======


                                                                   WRL           WRL                       WRL         WRL
                                                                  VKAM          ALGER         WRL       FEDERATED      DEAN
                                                                EMERGING     AGGRESSIVE      AEGON      GROWTH &      ASSET
                                                                 GROWTH        GROWTH      BALANCED      INCOME     ALLOCATION
                                                               SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
INVESTMENT INCOME:
 Dividend income ...........................................    $     7       $    14       $    1       $    1       $    2
 Capital gain distributions ................................        313           162            0            0            1
                                                                -------       -------       ------       ------       ------
  Total investment income ..................................        320           176            1            1            3
EXPENSES:
 Mortality and expense risk ................................          7             8            1            0            1
                                                                -------       -------       ------       ------       ------
  Net investment income (loss) .............................        313           168            0            1            2
                                                                -------       -------       ------       ------       ------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .........         10             7            2            0            0
 Change in unrealized appreciation (depreciation) ..........       (593)         (578)           1            6            3
                                                                -------       -------       ------       ------       ------
  Net gain (loss) on investment securities .................       (583)         (571)           3            6            3
                                                                -------       -------       ------       ------       ------
   Net increase (decrease) in net assets resulting
     from operations .......................................    $  (270)      $  (403)      $    3       $    7       $    5
                                                                =======       =======       ======       ======       ======


See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000
ALL AMOUNTS IN THOUSANDS




                                                                  WRL           WRL
                                                               C.A.S.E.         NWQ
                                                                GROWTH     VALUE EQUITY
                                                              SUBACCOUNT    SUBACCOUNT
INVESTMENT INCOME:
 Dividend income ...........................................    $    6        $    1
 Capital gain distributions ................................         2             0
                                                                ------        ------
  Total investment income ..................................         8             1
EXPENSES:
 Mortality and expense risk ................................         1             0
                                                                ------        ------
  Net investment income (loss) .............................         7             1
                                                                ------        ------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .........        (1)            0
 Change in unrealized appreciation (depreciation) ..........       (16)            3
                                                                ------        ------
  Net gain (loss) on investment securities .................       (17)            3
                                                                ------        ------
   Net increase (decrease) in net assets resulting
     from operations .......................................    $  (10)       $    4
                                                                ======        ======



                                                                   WRL                             WRL
                                                                    GE              WRL           THIRD
                                                              INTERNATIONAL          GE           AVENUE
                                                                  EQUITY        U.S. EQUITY       VALUE
                                                                SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
INVESTMENT INCOME:
 Dividend income ...........................................     $    1           $    0          $    1
 Capital gain distributions ................................          4                2               1
                                                                 ------           ------          ------
  Total investment income ..................................          5                2               2
EXPENSES:
 Mortality and expense risk ................................          1                1               1
                                                                 ------           ------          ------
  Net investment income (loss) .............................          4                1               1
                                                                 ------           ------          ------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .........          0                0               1
 Change in unrealized appreciation (depreciation) ..........         (9)              (2)              9
                                                                 -------          -------         ------
  Net gain (loss) on investment securities .................         (9)              (2)             10
                                                                 -------          -------         ------
   Net increase (decrease) in net assets resulting
     from operations .......................................     $   (5)          $   (1)         $   11
                                                                 ======           ======          ======


                                                                  WRL           WRL
                                                              J.P. MORGAN     GOLDMAN
                                                              REAL ESTATE      SACHS
                                                               SECURITIES      GROWTH
                                                               SUBACCOUNT   SUBACCOUNT
INVESTMENT INCOME:
 Dividend income ...........................................     $    0       $    1
 Capital gain distributions ................................          0            0
                                                                 ------       ------
  Total investment income ..................................          0            1
EXPENSES:
 Mortality and expense risk ................................          0            1
                                                                 ------       ------
  Net investment income (loss) .............................          0            0
                                                                 ------       ------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .........          0            1
 Change in unrealized appreciation (depreciation) ..........          7           (5)
                                                                 ------       -------
  Net gain (loss) on investment securities. ................          7           (4)
                                                                 ------       -------
   Net increase (decrease) in net assets resulting
     from operations .......................................     $    7       $   (4)
                                                                 ======       ======



                                                                   WRL             WRL            WRL
                                                                 GOLDMAN         T. ROWE        T. ROWE
                                                                  SACHS           PRICE          PRICE
                                                                SMALL CAP    DIVIDEND GROWTH   SMALL CAP
                                                               SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
INVESTMENT INCOME:
 Dividend income ...........................................     $    1          $    0         $    1
 Capital gain distributions ................................          0               0              0
                                                                 ------          ------         ------
  Total investment income ..................................          1               0              1
EXPENSES:
 Mortality and expense risk ................................          0               0              1
                                                                 ------          ------         ------
  Net investment income (loss) .............................          1               0              0
                                                                 ------          ------         ------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .........          0              (1)             3
 Change in unrealized appreciation (depreciation) ..........         (1)              5            (11)
                                                                 -------         ------         ------
  Net gain (loss) on investment securities. ................         (1)              4             (8)
                                                                 -------         ------         -------
   Net increase (decrease) in net assets resulting
     from operations .......................................     $    0          $    4         $   (8)
                                                                 ======          ======         ======


See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000
ALL AMOUNTS IN THOUSANDS




                                                                   WRL             WRL             WRL              WRL
                                                                 SALOMON     PILGRIM BAXTER      DREYFUS        VALUE LINE
                                                                 ALL CAP     MID CAP GROWTH      MID CAP     AGGRESSIVE GROWTH
                                                               SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT(1)
INVESTMENT INCOME:
 Dividend income ...........................................     $    1         $     2          $    1           $    0
 Capital gain distributions ................................          0               0               0                0
                                                                 ------         -------          ------           ------
  Total investment income ..................................          1               2               1                0
EXPENSES:
 Mortality and expense risk ................................          1               2               0                0
                                                                 ------         -------          ------           ------
  Net investment income (loss) .............................          0               0               1                0
                                                                 ------         -------          ------           ------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities . .......          0              23               1                0
 Change in unrealized appreciation (depreciation) ..........          6            (146)              2               (5)
                                                                 ------         -------          ------           -------
  Net gain (loss) on investment securities .................          6            (123)              3               (5)
                                                                 ------         -------          ------           -------
   Net increase (decrease) in net assets resulting
     from operations .......................................     $    6         $  (123)         $    4           $   (5)
                                                                 ======         =======          ======           ======


                                                                   WRL              WRL              WRL               WRL
                                                                  GREAT            GREAT            GREAT            GABELLI
                                                               COMPANIES -      COMPANIES -      COMPANIES -         GLOBAL
                                                               AMERICA(SM)     TECHNOLOGY(SM)     GLOBAL(2)          GROWTH
                                                              SUBACCOUNT(1)    SUBACCOUNT(1)    SUBACCOUNT(1)     SUBACCOUNT(1)
INVESTMENT INCOME:
 Dividend income ...........................................      $    0          $    0           $    0            $    0
 Capital gain distributions ................................           0               0                0                 0
                                                                  ------          ------           ------            ------
  Total investment income ..................................           0               0                0                 0
EXPENSES:
 Mortality and expense risk ................................           0               0                0                 0
                                                                  ------          ------           ------            ------
  Net investment income (loss) .............................           0               0                0                 0
                                                                  ------          ------           ------            ------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities .........           0               0                0                 0
 Change in unrealized appreciation (depreciation) ..........           2             (10)              (4)               (3)
                                                                  ------          ------           -------           -------
  Net gain (loss) on investment securities .................           2             (10)              (4)               (3)
                                                                  ------          ------           -------           -------
   Net increase (decrease) in net assets resulting
     from operations .......................................      $    2          $  (10)          $   (4)           $   (3)
                                                                  ======          ======           ======            ======



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000
ALL AMOUNTS IN THOUSANDS




                                                               FIDELITY VIP III
                                                                    GROWTH         FIDELITY VIP II     FIDELITY VIP
                                                                OPPORTUNITIES       CONTRAFUND(R)      EQUITY-INCOME
                                                                SUBACCOUNT(1)       SUBACCOUNT(1)      SUBACCOUNT(1)
INVESTMENT INCOME:
 Dividend income ..........................................        $    0              $    0             $    0
 Capital gain distributions ...............................             0                   0                  0
                                                                   ------              ------             ------
  Total investment income .................................             0                   0                  0
EXPENSES:
 Mortality and expense risk ...............................             0                   0                  0
                                                                   ------              ------             ------
  Net investment income (loss) ............................             0                   0                  0
                                                                   ------              ------             ------
REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) on investment securities ........             0                   0                  0
 Change in unrealized appreciation (depreciation) .........            (4)                 (2)                 1
                                                                   -------             -------            ------
  Net gain (loss) on investment securities ................            (4)                 (2)                 1
                                                                   -------             -------            ------
   Net increase (decrease) in net assets resulting
     from operations ......................................        $   (4)             $   (2)            $    1
                                                                   ======              ======             ======



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
ALL AMOUNTS IN THOUSANDS

                                                               WRL                     WRL                     WRL
                                                           J.P. MORGAN                AEGON                   JANUS
                                                          MONEY MARKET                BOND                    GROWTH
                                                           SUBACCOUNT              SUBACCOUNT               SUBACCOUNT
                                                      ---------------------   ---------------------   ----------------------
                                                          DECEMBER 31,            DECEMBER 31,             DECEMBER 31,
                                                      ---------------------   ---------------------   ----------------------
                                                         2000      1999(1)       2000      1999(1)        2000       1999(1)
                                                      ---------   ---------   ---------   ---------   -----------   --------
OPERATIONS:
 Net investment income (loss) .....................    $    2      $    1      $    1      $    2       $   256      $  50
 Net gain (loss) on investment securities .........         0           0           2          (2)         (849)        29
                                                       ------      ------      ------      -------      -------      -----
 Net increase (decrease) in net assets
  resulting from operations .......................         2           1           3           0          (593)        79
                                                       ------      ------      ------      ------       -------      -----
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........       115           9           4           0         2,148        353
                                                       ------      ------      ------      ------       -------      -----
 Less cost of units redeemed:
  Administrative charges ..........................        32           5           1           0           289         21
  Policy loans ....................................         0           0           0           0            12          0
  Surrender benefits ..............................         0           0           0           0             6          0
  Death benefits ..................................         0           0           0           0             0          0
                                                       ------      ------      ------      ------       -------      -----
                                                           32           5           1           0           307         21
                                                       ------      ------      ------      ------       -------      -----
  Increase (decrease) in net assets from
   capital unit transactions ......................        83           4           3           0         1,841        332
                                                       ------      ------      ------      ------       -------      -----
  Net increase (decrease) in net assets ...........        85           5           6           0         1,248        411
 Depositor's equity contribution
  (net redemption) ................................         0          25           0          25             0         (7)
NET ASSETS:
 Beginning of year ................................        30           0          25           0           404          0
                                                       ------      ------      ------      ------       -------      -----
 End of year ......................................    $  115      $   30      $   31      $   25       $ 1,652      $ 404
                                                       ======      ======      ======      ======       =======      =====
UNIT ACTIVITY:
 Units outstanding - beginning of year ............         3           0           3           0            29          0
 Units issued .....................................       378          79           0           3           198         36
 Units redeemed ...................................      (370)        (76)          0           0           (59)        (7)
                                                       ------      ------      ------      ------       -------      ------
 Units outstanding - end of year ..................        11           3           3           3           168         29
                                                       ======      ======      ======      ======       =======      =====



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
ALL AMOUNTS IN THOUSANDS

                                                                                         WRL                      WRL
                                                                WRL                     LKCM                      VKAM
                                                               JANUS                  STRATEGIC                 EMERGING
                                                              GLOBAL                TOTAL RETURN                 GROWTH
                                                            SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                                                      -----------------------   ---------------------   ------------------------
                                                           DECEMBER 31,             DECEMBER 31,              DECEMBER 31,
                                                      -----------------------   ---------------------   ------------------------
                                                          2000       1999(1)       2000      1999(1)        2000        1999(1)
                                                      -----------   ---------   ---------   ---------   -----------   ----------
OPERATIONS:
 Net investment income (loss) .....................     $   283      $   11      $    3      $    1       $   313       $   16
 Net gain (loss) on investment securities .........        (554)         57          (4)          1          (583)          33
                                                        -------      ------      -------     ------       -------       ------
 Net increase (decrease) in net assets
  resulting from operations .......................        (271)         68          (1)          2          (270)          49
                                                        -------      ------      -------     ------       -------       ------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........       1,460         187          12           3         1,499          107
                                                        -------      ------      ------      ------       -------       ------
 Less cost of units redeemed:
  Administrative charges ..........................         193          11           3           0           176            8
  Policy loans ....................................           6           0           0           0             2            0
  Surrender benefits ..............................           2           0           0           0             2            0
  Death benefits ..................................           0           0           0           0             0            0
                                                        -------      ------      ------      ------       -------       ------
                                                            201          11           3           0           180            8
                                                        -------      ------      ------      ------       -------       ------
  Increase (decrease) in net assets from
   capital unit transactions ......................       1,259         176           9           3         1,319           99
                                                        -------      ------      ------      ------       -------       ------
  Net increase (decrease) in net assets ...........         988         244           8           5         1,049          148
 Depositor's equity contribution
  (net redemption) ................................           0          (9)          0          25             0          (12)
NET ASSETS:
 Beginning of year ................................         235           0          30           0           136            0
                                                        -------      ------      ------      ------       -------       ------
 End of year ......................................     $ 1,223      $  235      $   38      $   30       $ 1,185       $  136
                                                        =======      ======      ======      ======       =======       ======
UNIT ACTIVITY:
 Units outstanding - beginning of year ............          15           0           3           0             8            0
 Units issued .....................................         117          20           2           3            94           12
 Units redeemed ...................................         (34)         (5)         (1)          0           (26)          (4)
                                                        -------      -------     -------     ------       -------       -------
 Units outstanding - end of year ..................          98          15           4           3            76            8
                                                        =======      ======      ======      ======       =======       ======



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
ALL AMOUNTS IN THOUSANDS

                                                                WRL                      WRL                     WRL
                                                               ALGER                    AEGON                 FEDERATED
                                                         AGGRESSIVE GROWTH            BALANCED             GROWTH & INCOME
                                                            SUBACCOUNT               SUBACCOUNT               SUBACCOUNT
                                                      -----------------------   ---------------------   ----------------------
                                                           DECEMBER 31,             DECEMBER 31,             DECEMBER 31,
                                                      -----------------------   ---------------------   ----------------------
                                                          2000       1999(1)       2000      1999(1)       2000       1999(1)
                                                      -----------   ---------   ---------   ---------   ---------   ----------
OPERATIONS:
 Net investment income (loss) .....................     $   168      $   18      $    0      $    0      $    1       $    1
 Net gain (loss) on investment securities .........        (571)         38           3           0           6           (3)
                                                        -------      ------      ------      ------      ------       -------
 Net increase (decrease) in net assets
  resulting from operations .......................        (403)         56           3           0           7           (2)
                                                        -------      ------      ------      ------      ------       -------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........       1,607         198          35           4           4            0
                                                        -------      ------      ------      ------      ------       ------
 Less cost of units redeemed:
  Administrative charges ..........................         200          11           5           0           0            0
  Policy loans ....................................           7           0           1           0           0            0
  Surrender benefits ..............................           4           0           0           0           0            0
  Death benefits ..................................           0           0           0           0           0            0
                                                        -------      ------      ------      ------      ------       ------
                                                            211          11           6           0           0            0
                                                        -------      ------      ------      ------      ------       ------
  Increase (decrease) in net assets from
   capital unit transactions ......................       1,396         187          29           4           4            0
                                                        -------      ------      ------      ------      ------       ------
  Net increase (decrease) in net assets ...........         993         243          32           4          11           (2)
 Depositor's equity contribution
  (net redemption) ................................           0          (8)          0          25           0           25
NET ASSETS:
 Beginning of year ................................         235           0          29           0          23            0
                                                        -------      ------      ------      ------      ------       ------
 End of year ......................................     $ 1,228      $  235      $   61      $   29      $   34       $   23
                                                        =======      ======      ======      ======      ======       ======
UNIT ACTIVITY:
 Units outstanding - beginning of year ............          15           0           3           0           3            0
 Units issued .....................................         143          21           7           3           0            3
 Units redeemed ...................................         (41)         (6)         (4)          0           0            0
                                                        -------      -------     -------     ------      ------       ------
 Units outstanding - end of year ..................         117          15           6           3           3            3
                                                        =======      ======      ======      ======      ======       ======



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
ALL AMOUNTS IN THOUSANDS

                                                               WRL                     WRL                     WRL
                                                              DEAN                  C.A.S.E.                   NWQ
                                                        ASSET ALLOCATION             GROWTH                VALUE EQUITY
                                                           SUBACCOUNT              SUBACCOUNT               SUBACCOUNT
                                                      ---------------------   ---------------------   ----------------------
                                                          DECEMBER 31,            DECEMBER 31,             DECEMBER 31,
                                                      ---------------------   ---------------------   ----------------------
                                                         2000      1999(1)       2000      1999(1)       2000       1999(1)
                                                      ---------   ---------   ---------   ---------   ---------   ----------
OPERATIONS:
 Net investment income (loss) .....................    $    2      $    1      $    7      $    2      $    1       $    0
 Net gain (loss) on investment securities .........         3          (2)        (17)          0           3           (2)
                                                       ------      -------     ------      ------      ------       -------
 Net increase (decrease) in net assets
  resulting from operations .......................         5          (1)        (10)          2           4           (2)
                                                       ------      -------     ------      ------      ------       -------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........         6           1          21           8           0            0
                                                       ------      ------      ------      ------      ------       ------
 Less cost of units redeemed:
  Administrative charges ..........................         1           0           4           0           0            0
  Policy loans ....................................         0           0           0           0           0            0
  Surrender benefits ..............................         0           0           1           0           0            0
  Death benefits ..................................         0           0           0           0           0            0
                                                       ------      ------      ------      ------      ------       ------
                                                            1           0           5           0           0            0
                                                       ------      ------      ------      ------      ------       ------
  Increase (decrease) in net assets from
   capital unit transactions ......................         5           1          16           8           0            0
                                                       ------      ------      ------      ------      ------       ------
  Net increase (decrease) in net assets ...........        10           0           6          10           4           (2)
 Depositor's equity contribution
  (net redemption) ................................         0          25           0          25           0           25
NET ASSETS:
 Beginning of year ................................        25           0          35           0          23            0
                                                       ------      ------      ------      ------      ------       ------
 End of year ......................................    $   35      $   25      $   41      $   35      $   27       $   23
                                                       ======      ======      ======      ======      ======       ======
UNIT ACTIVITY:
 Units outstanding - beginning of year ............         3           0           3           0           3            0
 Units issued .....................................         1           3           3           3           0            3
 Units redeemed ...................................        (1)          0          (1)          0           0            0
                                                       -------     ------      -------     ------      ------       ------
 Units outstanding - end of year ..................         3           3           5           3           3            3
                                                       ======      ======      ======      ======      ======       ======



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
ALL AMOUNTS IN THOUSANDS

                                                               WRL                     WRL                    WRL
                                                               GE                      GE                 THIRD AVENUE
                                                      INTERNATIONAL EQUITY         U.S. EQUITY               VALUE
                                                           SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                                      ---------------------   ---------------------   --------------------
                                                          DECEMBER 31,            DECEMBER 31,            DECEMBER 31,
                                                      ---------------------   ---------------------   --------------------
                                                         2000      1999(1)       2000      1999(1)       2000      1999(1)
                                                      ---------   ---------   ---------   ---------   ---------   --------
OPERATIONS:
 Net investment income (loss) .....................    $    4      $    1      $    1      $    2      $    1      $    0
 Net gain (loss) on investment securities .........        (9)          5          (2)          0          10           3
                                                       -------     ------      -------     ------      ------      ------
 Net increase (decrease) in net assets
  resulting from operations .......................        (5)          6          (1)          2          11           3
                                                       -------     ------      -------     ------      ------      ------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........         2           2          32           3          28           1
                                                       ------      ------      ------      ------      ------      ------
 Less cost of units redeemed:
  Administrative charges ..........................         0           0           5           0           3           0
  Policy loans ....................................         0           0           0           0           0           0
  Surrender benefits ..............................         0           0           0           0           0           0
  Death benefits ..................................         0           0           0           0           0           0
                                                       ------      ------      ------      ------      ------      ------
                                                            0           0           5           0           3           0
                                                       ------      ------      ------      ------      ------      ------
  Increase (decrease) in net assets from
   capital unit transactions ......................         2           2          27           3          25           1
                                                       ------      ------      ------      ------      ------      ------
  Net increase (decrease) in net assets ...........        (3)          8          26           5          36           4
 Depositor's equity contribution
  (net redemption) ................................         0          25           0          25           0          25
NET ASSETS:
 Beginning of year ................................        33           0          30           0          29           0
                                                       ------      ------      ------      ------      ------      ------
 End of year ......................................    $   30      $   33      $   56      $   30      $   65      $   29
                                                       ======      ======      ======      ======      ======      ======
UNIT ACTIVITY:
 Units outstanding - beginning of year ............         3           0           3           0           3           0
 Units issued .....................................         0           3           3           3           2           3
 Units redeemed ...................................         0           0          (1)          0          (1)          0
                                                       ------      ------      -------     ------      -------     ------
 Units outstanding - end of year ..................         3           3           5           3           4           3
                                                       ======      ======      ======      ======      ======      ======



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
ALL AMOUNTS IN THOUSANDS

                                                               WRL
                                                           J.P. MORGAN                 WRL                    WRL
                                                           REAL ESTATE            GOLDMAN SACHS          GOLDMAN SACHS
                                                           SECURITIES                GROWTH                SMALL CAP
                                                           SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                                      ---------------------   ---------------------   --------------------
                                                          DECEMBER 31,            DECEMBER 31,            DECEMBER 31,
                                                      ---------------------   ---------------------   --------------------
                                                         2000      1999(1)       2000      1999(1)       2000      1999(1)
                                                      ---------   ---------   ---------   ---------   ---------   --------
OPERATIONS:
 Net investment income (loss) .....................    $    0      $    0      $    0      $    0      $    1      $    2
 Net gain (loss) on investment securities .........         7          (2)         (4)          5          (1)          2
                                                       ------      -------     -------     ------      -------     ------
 Net increase (decrease) in net assets
  resulting from operations .......................         7          (2)         (4)          5           0           4
                                                       ------      -------     -------     ------      ------      ------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........         2           3          18           6          11           2
                                                       ------      ------      ------      ------      ------      ------
 Less cost of units redeemed:
  Administrative charges ..........................         1           0           4           0           2           0
  Policy loans ....................................         0           0           2           0           0           0
  Surrender benefits ..............................         0           0           0           0           0           0
  Death benefits ..................................         0           0           0           0           0           0
                                                       ------      ------      ------      ------      ------      ------
                                                            1           0           6           0           2           0
                                                       ------      ------      ------      ------      ------      ------
  Increase (decrease) in net assets from
   capital unit transactions ......................         1           3          12           6           9           2
                                                       ------      ------      ------      ------      ------      ------
  Net increase (decrease) in net assets ...........         8           1           8          11           9           6
 Depositor's equity contribution
  (net redemption) ................................         0          25           0          25           0          25
NET ASSETS:
 Beginning of year ................................        26           0          36           0          31           0
                                                       ------      ------      ------      ------      ------      ------
 End of year ......................................    $   34      $   26      $   44      $   36      $   40      $   31
                                                       ======      ======      ======      ======      ======      ======
UNIT ACTIVITY:
 Units outstanding - beginning of year ............         3           0           3           0           3           0
 Units issued .....................................         0           4           2           4           1           3
 Units redeemed ...................................         0          (1)         (1)         (1)          0           0
                                                       ------      -------     -------     -------     ------      ------
 Units outstanding - end of year ..................         3           3           4           3           4           3
                                                       ======      ======      ======      ======      ======      ======



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
ALL AMOUNTS IN THOUSANDS

                                                               WRL                     WRL                     WRL
                                                          T. ROWE PRICE           T. ROWE PRICE              SALOMON
                                                         DIVIDEND GROWTH            SMALL CAP                ALL CAP
                                                           SUBACCOUNT              SUBACCOUNT               SUBACCOUNT
                                                      ---------------------   ---------------------   ----------------------
                                                          DECEMBER 31,            DECEMBER 31,             DECEMBER 31,
                                                      ---------------------   ---------------------   ----------------------
                                                         2000      1999(1)       2000      1999(1)       2000       1999(1)
                                                      ---------   ---------   ---------   ---------   ---------   ----------
OPERATIONS:
 Net investment income (loss) .....................    $    0      $    0      $    0      $    1      $    0       $    1
 Net gain (loss) on investment securities .........         4          (1)         (8)          8           6            2
                                                       ------      -------     -------     ------      ------       ------
 Net increase (decrease) in net assets
  resulting from operations .......................         4          (1)         (8)          9           6            3
                                                       ------      -------     -------     ------      ------       ------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........        20           6          69          13          44            3
                                                       ------      ------      ------      ------      ------       ------
 Less cost of units redeemed:
  Administrative charges ..........................         3           0           6           1           3            0
  Policy loans ....................................         0           0           0           0           0            0
  Surrender benefits ..............................         0           0           2           0           0            0
  Death benefits ..................................         0           0           0           0           0            0
                                                       ------      ------      ------      ------      ------       ------
                                                            3           0           8           1           3            0
                                                       ------      ------      ------      ------      ------       ------
  Increase (decrease) in net assets from
   capital unit transactions ......................        17           6          61          12          41            3
                                                       ------      ------      ------      ------      ------       ------
  Net increase (decrease) in net assets ...........        21           5          53          21          47            6
 Depositor's equity contribution
  (net redemption) ................................         0          25           0          25           0           25
NET ASSETS:
 Beginning of year ................................        30           0          46           0          31            0
                                                       ------      ------      ------      ------      ------       ------
 End of year ......................................    $   51      $   30      $   99      $   46      $   78       $   31
                                                       ======      ======      ======      ======      ======       ======
UNIT ACTIVITY:
 Units outstanding - beginning of year ............         3           0           4           0           3            0
 Units issued .....................................         3           4           6           4           3            4
 Units redeemed ...................................        (1)         (1)         (2)          0           0           (1)
                                                       -------     -------     -------     ------      ------       -------
 Units outstanding - end of year ..................         5           3           8           4           6            3
                                                       ======      ======      ======      ======      ======       ======



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
ALL AMOUNTS IN THOUSANDS

                                                                                                                     WRL
                                                            WRL                 WRL                 WRL             GREAT
                                                      PILGRIM BAXTER          DREYFUS            VALUE LINE      COMPANIES -
                                                      MID CAP GROWTH          MID CAP        AGGRESSIVE GROWTH    AMERICA(SM)
                                                        SUBACCOUNT          SUBACCOUNT           SUBACCOUNT       SUBACCOUNT
                                                    ------------------- ------------------- ------------------- -------------
                                                       DECEMBER 31,        DECEMBER 31,         DECEMBER 31,     DECEMBER 31,
                                                    ------------------- ------------------- ------------------- -------------
                                                       2000    1999(1)     2000    1999(1)        2000(1)          2000(1)
                                                    --------- --------- --------- --------- ------------------- -------------
OPERATIONS:
 Net investment income (loss) .....................  $    0    $    0    $    1    $    0         $    0            $    0
 Net gain (loss) on investment securities .........    (123)       18         3         2             (5)                2
                                                     ------    ------    ------    ------         -------           ------
 Net increase (decrease) in net assets
  resulting from operations .......................    (123)       18         4         2             (5)                2
                                                     ------    ------    ------    ------         -------           ------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........     569         3        29         8              0                 2
                                                     ------    ------    ------    ------         ------            ------
 Less cost of units redeemed:
  Administrative charges ..........................      40         0         5         1              0                 0
  Policy loans ....................................       0         0         1         0              0                 0
  Surrender benefits ..............................       0         0         1         0              0                 0
  Death benefits ..................................       0         0         0         0              0                 0
                                                     ------    ------    ------    ------         ------            ------
                                                         40         0         7         1              0                 0
                                                     ------    ------    ------    ------         ------            ------
  Increase (decrease) in net assets from
   capital unit transactions ......................     529         3        22         7              0                 2
                                                     ------    ------    ------    ------         ------            ------
  Net increase (decrease) in net assets ...........     406        21        26         9             (5)                4
 Depositor's equity contribution
  (net redemption) ................................       0        25         0        25             25                25
NET ASSETS:
 Beginning of year ................................      46         0        34         0              0                 0
                                                     ------    ------    ------    ------         ------            ------
 End of year ......................................  $  452    $   46    $   60    $   34         $   20            $   29
                                                     ======    ======    ======    ======         ======            ======
UNIT ACTIVITY:
 Units outstanding - beginning of year ............       3         0         3         0              0                 0
 Units issued .....................................      36         3         3         4              3                 3
 Units redeemed ...................................      (8)        0        (1)       (1)             0                 0
                                                     -------   ------    -------   -------        ------            ------
 Units outstanding - end of year ..................      31         3         5         3              3                 3
                                                     ======    ======    ======    ======         ======            ======



See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
ALL AMOUNTS IN THOUSANDS

                                                            WRL              WRL             WRL
                                                           GREAT            GREAT          GABELLI
                                                        COMPANIES -      COMPANIES -        GLOBAL
                                                       TECHNOLOGY(SM)     GLOBAL(2)         GROWTH
                                                        SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                                      --------------   --------------   -------------
                                                       DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                      --------------   --------------   -------------
                                                          2000(1)          2000(1)         2000(1)
                                                      --------------   --------------   -------------
OPERATIONS:
 Net investment income (loss) .....................       $   0            $   0            $   0
 Net gain (loss) on investment securities .........         (10)              (4)              (3)
                                                          -----            ------           ------
 Net increase (decrease) in net assets
  resulting from operations .......................         (10)              (4)              (3)
                                                          -----            ------           ------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........           0                0               19
                                                          -----            -----            -----
 Less cost of units redeemed:
  Administrative charges ..........................           0                0                1
  Policy loans ....................................           0                0                0
  Surrender benefits ..............................           0                0                0
  Death benefits ..................................           0                0                0
                                                          -----            -----            -----
                                                              0                0                1
                                                          -----            -----            -----
  Increase (decrease) in net assets from
   capital unit transactions ......................           0                0               18
                                                          -----            -----            -----
  Net increase (decrease) in net assets ...........         (10)              (4)              15
 Depositor's equity contribution
  (net redemption) ................................          25               25               25
NET ASSETS:
 Beginning of year ................................           0                0                0
                                                          -----            -----            -----
 End of year ......................................       $  15            $  21            $  40
                                                          =====            =====            =====
UNIT ACTIVITY:
 Units outstanding - beginning of year ............           0                0                0
 Units issued .....................................           3                3                4
 Units redeemed ...................................           0                0                0
                                                          -----            -----            -----
 Units outstanding - end of year ..................           3                3                4
                                                          =====            =====            =====

See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED
ALL AMOUNTS IN THOUSANDS

                                                       FIDELITY VIP III
                                                            GROWTH         FIDELITY VIP II     FIDELITY VIP
                                                        OPPORTUNITIES       CONTRAFUND(R)      EQUITY-INCOME
                                                          SUBACCOUNT          SUBACCOUNT        SUBACCOUNT
                                                      -----------------   -----------------   --------------
                                                         DECEMBER 31,        DECEMBER 31,      DECEMBER 31,
                                                      -----------------   -----------------   --------------
                                                           2000(1)             2000(1)            2000(1)
                                                      -----------------   -----------------   --------------
OPERATIONS:
 Net investment income (loss) .....................         $  0                $  0               $  0
 Net gain (loss) on investment securities .........           (4)                 (2)                 1
                                                            -----               -----              ----
 Net increase (decrease) in net assets
  resulting from operations .......................           (4)                 (2)                 1
                                                            -----               -----              ----
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........            2                  11                  0
                                                            ----                ----               ----
 Less cost of units redeemed:
  Administrative charges ..........................            0                   0                  0
  Policy loans ....................................            0                   0                  0
  Surrender benefits ..............................            0                   0                  0
  Death benefits ..................................            0                   0                  0
                                                            ----                ----               ----
                                                               0                   0                  0
                                                            ----                ----               ----
  Increase (decrease) in net assets from
   capital unit transactions ......................            2                  11                  0
                                                            ----                ----               ----
  Net increase (decrease) in net assets ...........           (2)                  9                  1
 Depositor's equity contribution
  (net redemption) ................................           25                  25                 25
NET ASSETS:
 Beginning of year ................................            0                   0                  0
                                                            ----                ----               ----
 End of year ......................................         $ 23                $ 34               $ 26
                                                            ====                ====               ====
UNIT ACTIVITY:
 Units outstanding - beginning of year ............            0                   0                  0
 Units issued .....................................            3                   4                  3
 Units redeemed ...................................            0                   0                  0
                                                            ----                ----               ----
 Units outstanding - end of year ..................            3                   4                  3
                                                            ====                ====               ====

See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED

                                                                WRL                         WRL                        WRL
                                                            J.P. MORGAN                    AEGON                      JANUS
                                                           MONEY MARKET                    BOND                      GROWTH
                                                            SUBACCOUNT                  SUBACCOUNT                 SUBACCOUNT
                                                    --------------------------- -------------------------- -------------------------
                                                           DECEMBER 31,                DECEMBER 31,               DECEMBER 31,
                                                    --------------------------- -------------------------- -------------------------
                                                         2000        1999(1)         2000        1999(1)       2000        1999(1)
                                                    ------------- ------------- ------------- ------------ ------------ ------------
Accumulation unit value, beginning of year .........  $   10.22     $  10.00       $ 10.04      $ 10.00     $   13.96     $  10.00
                                                      ---------     --------       -------      -------     ---------     --------
 Income from operations:
  Net investment income (loss) .....................       0.52         0.22          0.52         0.53          2.77         3.71
  Net realized and unrealized gain (loss) on
   investment ......................................          0         0.00          0.47        (0.49)        (6.90)        0.25
                                                      ---------     --------       -------      -------     ---------     --------
   Net income (loss) from operations ...............       0.52         0.22          0.99         0.04         (4.13)        3.96
                                                      ---------     --------       -------      -------     ---------     --------
Accumulation unit value, end of year ...............  $   10.74     $  10.22       $ 11.03      $ 10.04     $    9.83     $  13.96
                                                      =========     ========       =======      =======     =========     ========
Total return .......................................       5.17 %       2.15 %        9.90 %       0.41 %      (29.58)%      39.59 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........  $     115     $     30       $    31      $    25     $   1,652     $    404
 Ratio of net investment income (loss) to average
  net assets .......................................       5.07 %       4.16 %        4.99 %      10.25 %       21.38 %      60.96 %
                                                                                            WRL                       WRL
                                                                WRL                        LKCM                       VKAM
                                                               JANUS                    STRATEGIC                   EMERGING
                                                               GLOBAL                  TOTAL RETURN                  GROWTH
                                                             SUBACCOUNT                 SUBACCOUNT                 SUBACCOUNT
                                                     -------------------------- -------------------------- -------------------------
                                                            DECEMBER 31,               DECEMBER 31,               DECEMBER 31,
                                                     -------------------------- -------------------------- -------------------------
                                                         2000        1999(1)        2000        1999(1)        2000        1999(1)
                                                     ------------ ------------- ------------ ------------- ------------ ------------
Accumulation unit value, beginning of year .........  $   15.25     $  10.00      $ 10.72      $  10.00     $   17.90     $  10.00
                                                      ---------     --------      -------      --------     ---------     --------
 Income from operations:
  Net investment income (loss) .....................       5.01         1.34         0.90          0.55          8.28         3.26
  Net realized and unrealized gain (loss) on
   investment ......................................      (7.79)        3.91        (1.39)         0.17        (10.55)        4.64
                                                      ---------     --------      -------      --------     ---------     --------
   Net income (loss) from operations ...............      (2.78)        5.25        (0.49)         0.72         (2.27)        7.90
                                                      ---------     --------      -------      --------     ---------     --------
Accumulation unit value, end of year ...............  $   12.47     $  15.25      $ 10.23      $  10.72     $   15.63     $  17.90
                                                      =========     ========      =======      ========     =========     ========
Total return .......................................     (18.28)%      52.55 %      (4.62)%        7.20 %      (12.70)%      79.01 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........  $   1,223     $    235      $    38      $     30     $   1,185     $    136
 Ratios of net investment income (loss) to average
  net assets .......................................      34.15 %      21.93 %       8.74 %       10.69 %       43.31 %      49.12 %


See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED

                                                                WRL                        WRL                       WRL
                                                               ALGER                      AEGON                   FEDERATED
                                                         AGGRESSIVE GROWTH              BALANCED               GROWTH & INCOME
                                                             SUBACCOUNT                SUBACCOUNT                 SUBACCOUNT
                                                     -------------------------- ------------------------- --------------------------
                                                            DECEMBER 31,              DECEMBER 31,               DECEMBER 31,
                                                     -------------------------- ------------------------- --------------------------
                                                         2000        1999(1)         2000       1999(1)        2000        1999(1)
                                                     ------------ ------------- ------------- ----------- ------------- ------------
Accumulation unit value, beginning of year .........  $   15.36     $  10.00      $   9.93      $ 10.00     $   9.31      $ 10.00
                                                      ---------     --------      --------      -------     --------      -------
 Income from operations:
  Net investment income (loss) .....................       2.81         2.28          0.16         0.12         0.48         0.39
  Net realized and unrealized gain (loss) on
   investment ......................................      (7.72)        3.08          0.33        (0.19)        2.13        (1.08)
                                                      ---------     --------      --------      -------     --------      -------
   Net income (loss) from operations ...............      (4.91)        5.36          0.49        (0.07)        2.61        (0.69)
                                                      ---------     --------      --------      -------     --------      -------
Accumulation unit value, end of year ...............  $   10.45     $  15.36      $  10.42      $  9.93     $  11.92      $  9.31
                                                      =========     ========      ========      =======     ========      =======
Total return .......................................     (31.94)%      53.58 %        4.88 %      (0.67)%      28.01 %      (6.88)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........  $   1,228     $    235      $     61      $    29     $     34      $    23
 Ratio of net investment income (loss) to average
  net assets .......................................      21.23 %      36.41 %        1.60 %       2.32 %       4.75 %       7.92 %
                                                                WRL                        WRL                        WRL
                                                               DEAN                      C.A.S.E.                     NWQ
                                                         ASSET ALLOCATION                 GROWTH                  VALUE EQUITY
                                                            SUBACCOUNT                  SUBACCOUNT                 SUBACCOUNT
                                                    --------------------------- -------------------------- -------------------------
                                                           DECEMBER 31,                DECEMBER 31,               DECEMBER 31,
                                                    --------------------------- -------------------------- -------------------------
                                                         2000        1999(1)        2000        1999(1)         2000        1999(1)
                                                    ------------- ------------- ------------ ------------- ------------- -----------
Accumulation unit value, beginning of year ........   $   9.43     $    10.00    $   10.96     $  10.00      $   9.34      $ 10.00
                                                      --------     ----------    ---------     --------      --------      -------
 Income from operations:
  Net investment income (loss) ....................       0.78           0.23         1.98         0.67          0.15         0.14
  Net realized and unrealized gain (loss) on
   investment .....................................       0.75          (0.80)       (4.33)        0.29          1.17        (0.80)
                                                      --------     ----------    ---------     --------      --------      -------
   Net income (loss) from operations ..............       1.53          (0.57)       (2.35)        0.96          1.32        (0.66)
                                                      --------     ----------    ---------     --------      --------      -------
Accumulation unit value, end of year ..............   $  10.96     $     9.43    $    8.61     $  10.96      $  10.66      $  9.34
                                                      ========     ==========    =========     ========      ========      =======
Total return ......................................      16.16 %        (5.66)%     (21.42)%       9.63 %       14.17 %      (6.59)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) .........   $     35     $       25    $      41     $     35      $     27      $    23
 Ratios of net investment income (loss) to average
  net assets ......................................       7.91 %         4.75 %      19.21 %      13.01 %        1.59 %       2.97 %

See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED

                                                               WRL                        WRL                         WRL
                                                               GE                         GE                     THIRD AVENUE
                                                       INTERNATIONAL EQUITY           U.S. EQUITY                    VALUE
                                                            SUBACCOUNT                 SUBACCOUNT                 SUBACCOUNT
                                                    -------------------------- -------------------------- --------------------------
                                                           DECEMBER 31,               DECEMBER 31,               DECEMBER 31,
                                                    -------------------------- -------------------------- --------------------------
                                                        2000        1999(1)        2000        1999(1)         2000        1999(1)
                                                    ------------ ------------- ------------ ------------- ------------- ------------
Accumulation unit value, beginning of year ........  $   12.32     $  10.00      $ 10.79      $  10.00      $  11.34      $  10.00
                                                     ---------     --------      -------      --------      --------      --------
 Income from operations:
  Net investment income (loss) ....................       1.58         0.56         0.52          0.64          0.53          0.07
  Net realized and unrealized gain (loss) on
   investment .....................................      (3.52)        1.76        (0.70)         0.15          3.35          1.27
                                                     ---------     --------      -------      --------      --------      --------
   Net income (loss) from operations ..............      (1.94)        2.32        (0.18)         0.79          3.88          1.34
                                                     ---------     --------      -------      --------      --------      --------
Accumulation unit value, end of year ..............  $   10.38     $  12.32      $ 10.61      $  10.79      $  15.22      $  11.34
                                                     =========     ========      =======      ========      ========      ========
Total return ......................................     (15.75)%      23.22 %      (1.67)%        7.89 %       34.26 %       13.39 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) .........  $      30     $     33      $    56      $     30      $     65      $     29
 Ratio of net investment income (loss) to average
  net assets ......................................      13.69 %      10.46 %       4.86 %       12.34 %        3.76 %        1.42 %
                                                              WRL                      WRL                       WRL
                                                          J.P. MORGAN             GOLDMAN SACHS             GOLDMAN SACHS
                                                    REAL ESTATE SECURITIES            GROWTH                  SMALL CAP
                                                          SUBACCOUNT                SUBACCOUNT                SUBACCOUNT
                                                   ------------------------- ------------------------ --------------------------
                                                         DECEMBER 31,              DECEMBER 31,              DECEMBER 31,
                                                   ------------------------- ------------------------ --------------------------
                                                        2000       1999(1)       2000       1999(1)       2000        1999(1)
                                                   ------------- ----------- ------------ ----------- ------------ -------------
Accumulation unit value, beginning of year .......   $   9.16     $  10.00     $ 11.94     $ 10.00      $  11.35     $  10.00
                                                     --------     --------     -------     --------     --------     --------
 Income from operations:
  Net investment income (loss) ...................       0.04        (0.04)       0.06      (0.04)          0.21         0.49
  Net realized and unrealized gain (loss) on
   investment ....................................       2.57        (0.80)      (1.12)      1.98          (0.34)        0.86
                                                     --------     --------     -------     --------     --------     --------
   Net income (loss) from operations .............       2.61        (0.84)      (1.06)      1.94          (0.13)        1.35
                                                     --------     --------     -------     --------     --------     --------
Accumulation unit value, end of year .............   $  11.77     $   9.16     $ 10.88     $ 11.94      $  11.22     $  11.35
                                                     ========     ========     =======     ========     ========     ========
Total return .....................................      28.46 %     (8.39)%      (8.84)%     19.40 %       (1.15)%      13.51 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ........   $     34     $     26     $    44     $    36      $     40     $     31
 Ratios of net investment income (loss) to average
  net assets .....................................       0.38 %     (0.81)%       0.52 %    (0.83)%         1.87 %       9.45 %

See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
 FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED

                                                              WRL                         WRL                         WRL
                                                         T. ROWE PRICE               T. ROWE PRICE                  SALOMON
                                                        DIVIDEND GROWTH                SMALL CAP                    ALL CAP
                                                           SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                                   -------------------------- --------------------------- --------------------------
                                                          DECEMBER 31,               DECEMBER 31,                DECEMBER 31,
                                                   -------------------------- --------------------------- --------------------------
                                                        2000        1999(1)        2000        1999(1)         2000        1999(1)
                                                   -------------- ----------- ------------- ------------- ------------- ------------
Accumulation unit value, beginning of year ....... $   9.42        $  10.00     $  12.89      $  10.00      $  10.97       $ 10.00
                                                   ---------       --------     --------      --------      --------       -------
 Income from operations:
  Net investment income (loss) ...................    (0.04)          (0.04)        0.02          0.46          0.16          0.31
  Net realized and unrealized gain (loss) on
   investment ....................................     0.88           (0.54)       (1.22)         2.43          1.73          0.66
                                                   ---------       --------     --------      --------      --------       -------
   Net income (loss) from operations .............     0.84           (0.58)       (1.20)         2.89          1.89          0.97
                                                   ---------       --------     --------      --------      --------       -------
Accumulation unit value, end of year ............. $  10.26        $   9.42     $  11.69     $   12.89      $  12.86       $ 10.97
                                                   =========       ========     =========     ========      ========       =======
Total return .....................................     8.89 %         (5.81)%      (9.27)%       28.89 %       17.24 %        9.71 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ........ $     51        $     30     $     99      $     46      $     78       $    31
 Ratio of net investment income (loss) to average
  net assets .....................................    (0.46)%         (0.82)%       0.18 %        8.35 %        1.30 %        5.98 %
                                                                                                                     WRL
                                                                   WRL                         WRL                VALUE LINE
                                                              PILGRIM BAXTER                 DREYFUS              AGGRESSIVE
                                                              MID CAP GROWTH                 MID CAP                GROWTH
                                                                SUBACCOUNT                  SUBACCOUNT            SUBACCOUNT
                                                        --------------------------  -------------------------   -------------
                                                               DECEMBER 31,                DECEMBER 31,          DECEMBER 31,
                                                        --------------------------  -------------------------   -------------
                                                             2000        1999(1)         2000        1999(1)      2000(1)
                                                        -------------  -----------  -------------  -----------  -------------
Accumulation unit value, beginning of year ...........    $  17.24      $ 10.00       $  10.47      $ 10.00    $  10.00
                                                          --------      --------      --------      --------   --------
 Income from operations:
  Net investment income (loss) .......................        0.03        (0.01)          0.15        (0.04)      (0.03)
  Net realized and unrealized gain (loss) on
   investment ........................................       (2.64)        7.25           1.09         0.51       (1.78)
                                                          --------      --------      --------      --------   --------
   Net income (loss) from operations .................       (2.61)        7.24           1.24         0.47       (1.81)
                                                          --------      --------      --------      --------   --------
Accumulation unit value, end of year .................    $  14.63      $ 17.24       $  11.71      $ 10.47    $   8.19
                                                          ========      ========      ========      ========   ========
Total return .........................................      (15.16)%      72.42 %        11.91 %       4.66 %    (18.08)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ............    $    452     $     46       $     60      $    34    $     20
 Ratios of net investment income (loss) to average
  net assets .........................................        0.17 %      (0.09)%         1.29 %      (0.82)%     (0.90)%

See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED

                                                              WRL               WRL              WRL             WRL
                                                             GREAT             GREAT            GREAT          GABELLI
                                                          COMPANIES -       COMPANIES -      COMPANIES -        GLOBAL
                                                          AMERICA(SM)     TECHNOLOGY(SM)      GLOBAL(2)         GROWTH
                                                          SUBACCOUNT        SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                                       ----------------   --------------   --------------   -------------
                                                         DECEMBER 31,      DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                       ----------------   --------------   --------------   -------------
                                                            2000(1)           2000(1)          2000(1)         2000(1)
                                                       ----------------   --------------   --------------   -------------
Accumulation unit value, beginning of year .........     $   10.00         $  10.00         $  10.00         $ 10.00
                                                         ---------         --------         --------         -------
 Income from operations:
  Net investment income (loss) .....................         (0.03)           (0.02)           (0.03)          (0.03)
  Net realized and unrealized gain (loss) on
   investment ......................................          0.85            (3.93)           (1.46)          (0.90)
                                                         ---------         --------         --------         -------
   Net income (loss) from operations ...............          0.82            (3.95)           (1.49)          (0.93)
                                                         ---------         --------         --------         -------
Accumulation unit value, end of year ...............     $   10.82         $   6.05         $   8.51         $  9.07
                                                         =========         ========         ========         =======
Total return .......................................          8.16 %         (39.52)%         (14.85)%         (9.27)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........     $      29         $     15         $     21         $    40
 Ratio of net investment income (loss) to average
  net assets .......................................         (0.90)%          (0.90)%          (0.90)%         (0.90)%
                                                        FIDELITY VIP III
                                                             GROWTH         FIDELITY VIP II     FIDELITY VIP
                                                         OPPORTUNITIES       CONTRAFUND(R)      EQUITY-INCOME
                                                           SUBACCOUNT          SUBACCOUNT        SUBACCOUNT
                                                       -----------------   -----------------   --------------
                                                          DECEMBER 31,        DECEMBER 31,      DECEMBER 31,
                                                       -----------------   -----------------   --------------
                                                            2000(1)             2000(1)            2000(1)
                                                       -----------------   -----------------   --------------
Accumulation unit value, beginning of year .........    $   10.00          $   10.00           $   10.00
                                                        ---------          ----------          ----------
 Income from operations:
  Net investment income (loss) .....................        (0.03)             (0.03)              (0.03)
  Net realized and unrealized gain (loss) on
   investment ......................................        (1.71)             (0.83)               0.47
                                                        ---------          ----------          ----------
   Net income (loss) from operations ...............        (1.74)             (0.86)               0.44
                                                        ---------          ----------          ----------
Accumulation unit value, end of year ...............    $    8.26          $    9.14           $   10.44
                                                        =========          ==========          ==========
Total return .......................................       (17.36)%            (8.64)%              4.39 %
Ratios and supplemental data:
 Net assets at end of year (in thousands) ..........    $      23          $      34           $      26
 Ratios of net investment income (loss) to average
  net assets .......................................        (0.90)%            (0.90)%             (0.90)%

See Notes to the Financial Statements, which is an integral part of this report.

AUSA SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS
AT DECEMBER 31, 2000


NOTE 1 -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


The AUSA Series Life Account (the "Life Account"), was established as a variable life insurance separate account of AUSA Life Insurance Company, Inc. ("AUSA", or the "depositor") and is registered as a unit investment trust under the Investment Company Act of 1940, as amended. The Life Account contains thirty-one investment options referred to as subaccounts. Each subaccount invests exclusively in a corresponding Portfolio (the "Portfolio") of a Fund, which collectively is referred to as the "Fund". The Life Account contains four Funds (collectively referred to as the "Funds"). Each Fund is a registered management investment company under the Investment Company Act of 1940, as amended.

SUBACCOUNT INVESTMENT BY FUND:
-----------------------------
WRL SERIES FUND, INC.

      WRL J.P. Morgan Money Market
      WRL AEGON Bond
      WRL Janus Growth
      WRL Janus Global
      WRL LKCM Strategic Total Return
      WRL VKAM Emerging Growth
      WRL Alger Aggressive Growth
      WRL AEGON Balanced
      WRL Federated Growth & Income
      WRL Dean Asset Allocation
      WRL C.A.S.E. Growth
      WRL NWQ Value Equity
      WRL GE International Equity
       (formerly WRL GE/Scottish Equitable International Equity)
      WRL GE U.S. Equity
      WRL Third Avenue Value
      WRL J.P. Morgan Real Estate Securities
      WRL Goldman Sachs Growth
      WRL Goldman Sachs Small Cap
      WRL T. Rowe Price Dividend Growth
      WRL T. Rowe Price Small Cap
      WRL Salomon All Cap
      WRL Pilgrim Baxter Mid Cap Growth
      WRL Dreyfus Mid Cap
      WRL Value Line Aggressive Growth
      WRL Great Companies - America(SM)
      WRL Great Companies - Technology(SM)
      WRL Great Companies - Global(2)
      WRL Gabelli Global Growth

VARIABLE INSURANCE PRODUCTS FUND III (VIP III)

    Fidelity VIP III Growth Opportunities Portfolio - Service Class 2 (Referred to as "Fidelity VIP III Growth Opportunities")

VARIABLE INSURANCE PRODUCTS FUND II (VIP II)

    Fidelity VIP II Contrafund(R) Portfolio - Service Class 2 (Referred to as
       "Fidelity VIP II Contrafund(R)")

VARIABLE INSURANCE PRODUCTS FUND (VIP)

    Fidelity VIP Equity-Income Portfolio - Service Class 2 (Referred to as
       "Fidelity VIP Equity-Income")

The WRL Series Fund, Inc. has entered into annually renewable investment advisory agreements for each Portfolio with WRL Investment Management, Inc. ("WRL Management") as investment adviser. WRL Management is a wholly-owned subsidiary of Western Reserve Life Assurance Co. of Ohio.

Costs incurred in connection with the advisory services rendered by WRL Management are paid by each Portfolio. WRL Management has entered into sub-advisory agreements with various management companies ("Sub-Advisers"), some of which are affiliates of AUSA. Each Sub-Adviser is compensated directly by WRL Management. The other three Funds have each entered into a participation agreement for their respective Portfolio among the Fund, its adviser, and AUSA.

Each period reported on within the Annual Report reflects a full twelve-month period, except as follows:


SUBACCOUNT                                 INCEPTION DATE
----------------------------------------   ---------------
WRL J.P. Morgan Money Market                   06/28/1999
WRL AEGON Bond                                 06/28/1999
WRL Janus Growth                               06/28/1999
WRL Janus Global                               06/28/1999
WRL LKCM Strategic Total Return                06/28/1999
WRL VKAM Emerging Growth                       06/28/1999
WRL Alger Aggressive Growth                    06/28/1999
WRL AEGON Balanced                             06/28/1999
WRL Federated Growth & Income                  06/28/1999
WRL Dean Asset Allocation                      06/28/1999
WRL C.A.S.E. Growth                            06/28/1999
WRL NWQ Value Equity                           06/28/1999
WRL GE International Equity
 (formerly WRL GE/Scottish Equitable
 International Equity)                         06/28/1999
WRL GE U.S. Equity                             06/28/1999
WRL Third Avenue Value                         06/28/1999
WRL J.P. Morgan Real Estate Securities         06/28/1999

AUSA SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2000

NOTE 1 -- (CONTINUED)

SUBACCOUNT                                INCEPTION DATE
---------------------------------------   ---------------
WRL Goldman Sachs Growth                      06/28/1999
WRL Goldman Sachs Small Cap                   06/28/1999
WRL T. Rowe Price Dividend Growth             06/28/1999
WRL T. Rowe Price Small Cap                   06/28/1999
WRL Salomon All Cap                           06/28/1999
WRL Pilgrim Baxter Mid Cap Growth             06/28/1999
WRL Dreyfus Mid Cap                           06/28/1999
WRL Value Line Aggressive Growth              09/01/2000
WRL Great Companies - America(SM)             09/01/2000
WRL Great Companies - Technology(SM)          09/01/2000
WRL Great Companies - Global(2)               09/01/2000
WRL Gabelli Global Growth                     09/01/2000
Fidelity VIP III Growth Opportunities         09/01/2000
Fidelity VIP II Contrafund(R)                 09/01/2000
Fidelity VIP Equity-Income                    09/01/2000

Effective September 1, 2000, the WRL Janus Global subaccount is not available for investment to new policy owners. The subaccount remains open to the policy owners who purchased the Policy before September 1, 2000.

On September 1, 2000, AUSA made initial contributions totaling $ 200,000 to the Life Account. The respective amounts of the contributions and units received are as follows:

SUBACCOUNT                             CONTRIBUTION     UNITS
------------------------------------   --------------   --------
WRL Value Line Aggressive Growth       $ 25,000         2,500
WRL Great Companies - America(SM)        25,000         2,500
WRL Great Companies - Technology(SM)     25,000         2,500
WRL Great Companies - Global(2)          25,000         2,500
WRL Gabelli Global Growth                25,000         2,500
Fidelity VIP III Growth Opportunities    25,000         2,500
Fidelity VIP II Contrafund(R)            25,000         2,500
Fidelity VIP Equity-Income               25,000         2,500

The Life Account holds assets to support the benefits under certain flexible premium variable universal life insurance policies (the "Policies") issued by AUSA. The Life Account's equity transactions are accounted for using the appropriate effective date at the corresponding accumulation unit value.

The following significant accounting policies, which are in conformity with accounting principles generally accepted in the United States, have been consistently applied in the preparation of the Life Account Financial Statements. The preparation of the Financial Statements required management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

A. VALUATION OF INVESTMENTS AND SECURITIES TRANSACTIONS

Investments in the Funds' shares are valued at the closing net asset value ("NAV") per share of the underlying Portfolio, as determined by the Funds. Investment transactions are accounted for on the trade date at the Portfolio NAV next determined after receipt of sale or redemption orders without sales charges. Dividend income and capital gains distributions are recorded on the ex-dividend date. The cost of investments sold is determined on a first-in, first-out basis.

B. FEDERAL INCOME TAXES

The operations of the Life Account are a part of and are taxed with the total operations of AUSA, which is taxed as a life insurance company under the Internal Revenue Code. Under the Internal Revenue Code law, the investment income of the Life Account, including realized and unrealized capital gains, is not taxable to AUSA. Accordingly, no provision for Federal income taxes has been made.

NOTE 2 -- CHARGES AND DEDUCTIONS

Charges are assessed by AUSA in connection with the issuance and administration of the Policies.

A. POLICY CHARGES

Under some forms of the Policies, a sales charge and premium taxes are deducted by AUSA prior to allocation of policy owner payments to the subaccounts. Contingent surrender charges may also apply.

Under all forms of the Policy, monthly charges against Policy cash values are made to compensate AUSA for costs of insurance provided.

B. LIFE ACCOUNT CHARGES

A daily charge equal to an annual rate of .90 % of average daily net assets is assessed to compensate AUSA for assumption of mortality and expense risks for administrative services in connection with issuance and administration of the Policies. This charge (not assessed at the individual Policy level) effectively reduces the value of a unit outstanding during the year.

AUSA SERIES LIFE ACCOUNT
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
AT DECEMBER 31, 2000

NOTE 3 -- DIVIDEND DISTRIBUTIONS

Dividends are not declared by the Life Account, since the increase in the value of the underlying investment in the Funds is reflected daily in the accumulation unit value used to calculate the equity value within the Life Account. Consequently, a dividend distribution by the underlying Funds does not change either the accumulation unit value or equity values within the Life Account.

NOTE 4 -- SECURITIES TRANSACTIONS

Securities transactions for the period ended December 31, 2000 are as follows (in thousands):

                                       PURCHASES       PROCEEDS
                                           OF          FROM SALE
SUBACCOUNT                             SECURITIES    OF SECURITIES
----------------------------------   ------------- ----------------
WRL J.P. Morgan Money Market          $       420  $  321
WRL AEGON Bond                                  5       1
WRL Janus Growth                            2,197     103
WRL Janus Global                            1,603      66
WRL LKCM Strategic Total Return                18       6
WRL VKAM Emerging Growth                    1,679      53
WRL Alger Aggressive Growth                 1,637      70
WRL AEGON Balanced                             66      38
WRL Federated Growth & Income                   6       1
WRL Dean Asset Allocation                      10       3
WRL C.A.S.E. Growth                            34      11
WRL NWQ Value Equity                            1       0
WRL GE International Equity                     7       1
WRL GE U.S. Equity                             36       8
WRL Third Avenue Value                         29       3
WRL J.P. Morgan Real Estate Securities          2       1
WRL Goldman Sachs Growth                       20       8
WRL Goldman Sachs Small Cap                    13       3
WRL T. Rowe Price Dividend Growth              26       9
WRL T. Rowe Price Small Cap                    73      12
WRL Salomon All Cap                            44       3
WRL Pilgrim Baxter Mid Cap Growth             579      51
WRL Dreyfus Mid Cap                            30       7
WRL Value Line Aggressive Growth               25       0
WRL Great Companies - America(SM)              27       0
WRL Great Companies - Technology(SM)           25       0
WRL Great Companies - Global(2)                25       0
WRL Gabelli Global Growth                      43       0
Fidelity VIP III Growth Opportunities          27       0
Fidelity VIP II Contrafund(R)                  37       1
Fidelity VIP Equity-Income                     25       0

NOTE 5 -- FINANCIAL HIGHLIGHT

Per unit information has been computed using average units outstanding throughout each period. Total return is not annualized for periods of less than one year. The ratio of net investment income (loss) to average net assets is annualized for periods of less than one year.

                       AUSA Life Insurance Company, Inc.

                       Balance Sheet -- Statutory Basis
           (Dollars in thousands, except per share data)(Unaudited)
                             As of March 31, 2001





ADMITTED ASSETS
Cash and invested assets:
  Bonds                                           $ 4,208,511
  Preferred stock                                       6,789
  Common stock, at market                             186,819
  Mortgage loans on real estate                       425,385
  Policy loans                                          3,208
  Cash and short-term investments                      27,158
  Other invested assets                                 9,804
  Receivable for securities                            12,092
  Short-term notes receivable from affiliates          53,000
                                                  -----------
Total cash and invested assets                      4,932,766

Receivable from affiliates                             16,353
Premiums deferred and uncollected                      25,042
Accrued investment income                              64,756
Transfers from separate accounts due or accrued         6,727
Other assets                                           12,833
Separate account assets                             6,656,695
                                                  -----------
Total admitted assets                             $11,715,172
                                                  ===========

LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
  Aggregate reserves for policies and contracts:
   Life                                              $   314,320
   Annuity                                             3,929,983
   Accident and health                                    17,323
  Policy and contract claim reserves:
   Life                                                   10,186
   Accident and health                                     8,192
  Other policyholders' funds                             123,094
  Remittances and items not allocated                     75,029
  Asset valuation reserve                                 73,059
  Interest maintenance reserve                            15,249
  Deferred interest on assets purchased                     (709)
  Payable under assumption reinsurance agreement           9,670
  Short-term note payable to affiliate                     3,200
  Other liabilities                                       21,311
  Federal and foreign income tax payable                  16,196
  Separate account liabilities                         6,640,401
                                                     -----------
Total liabilities                                     11,256,504

Capital and surplus:
  Common stock, $125 par value, 20,000 shares
   authorized, issued and outstanding                      2,500
  Paid-in surplus                                        319,180
  Special surplus funds                                    2,137
  Unassigned surplus                                     134,851
                                                     -----------
Total capital and surplus                                458,668
                                                     -----------
Total liabilities and capital and surplus            $11,715,172
                                                     ===========

                       AUSA Life Insurance Company, Inc.

                  Statement of Operations -- Statutory Basis
                       (Dollars in thousands)(Unaudited)
                   for the Three Months Ended March 31, 2001



Revenues:
Premiums and other considerations, net of reinsurance
   Life                                                                           $ 33,125
   Annuity                                                                         591,419
   Accident and health                                                               8,579
  Net investment income                                                             85,486
  Amortization of interest maintenance reserve                                         126
  Commissions and expense allowances on reinsurance ceded                              250
  Income from fees associated with investment management,
   administration and contract guarantees for separate accounts                     13,279
  Other income                                                                         782
                                                                                  --------
                                                                                   733,046
Benefits and expenses:
  Benefits paid or provided for:
   Life                                                                             14,598
   Surrender benefits                                                              399,284
   Other benefits                                                                   16,367
   Increase (decrease) in aggregate reserves for policies and contracts:
     Life                                                                           (4,254)
     Annuity                                                                        85,314
     Accident and health                                                               755
                                                                                  --------
                                                                                   512,064
Insurance expenses:
  Commissions                                                                       17,771
  General insurance expenses                                                        11,638
  Taxes, licenses and fees                                                             524
  Transfer to separate accounts                                                    148,854
  Other                                                                             (1,025)
                                                                                  --------
                                                                                   177,762
                                                                                  --------
                                                                                   689,826
                                                                                  --------
Gain from operations before federal income tax expense and net realized
  capital gain (losses) on investments                                              43,220
Federal income tax expense                                                          18,720
                                                                                  --------
Gain from operations before net realized capital losses on investments              24,500
Net realized capital losses on investments (net of related federal income taxes
  and amounts transferred to interest maintenance reserve)                            (632)
                                                                                  --------
Net income                                                                        $ 23,868
                                                                                  ========

                       AUSA Life Insurance Company, Inc.

        Statement of Changes in Capital and Surplus -- Statutory Basis
                       (Dollars in thousands)(Unaudited)
                   for the Three Months Ended March 31, 2001


                                                                                                            TOTAL
                                                                              SPECIAL     UNASSIGNED       CAPITAL
                                                      COMMON      PAID-IN     SURPLUS       SURPLUS          AND
                                                      STOCK       SURPLUS      FUNDS       (DEFICIT)       SURPLUS
                                                    ---------   ----------   ---------   ------------   ------------
Balance at January 1, 2001                           $2,500      $319,180     $2,169       $126,657       $450,506
  Net income                                              0             0        (32)        23,900         23,868
  Change in net unrealized capital gains (losses)         0             0          0        (38,229)       (38,229)
  Change in non-admitted assets                           0             0          0             25             25
  Change in liability for reinsurance in
   unauthorized companies                                 0             0          0             36             36
  Change in asset valuation reserve                       0             0          0         17,530         17,530
  Change in surplus in separate accounts                  0             0          0          4,470          4,470
  Change in accounting principles                         0             0          0            380            380
  Tax benefits on stock options exercised                 0             0          0             82             82
                                                     ------      --------     ------      ---------      ---------
Balance at March 31, 2001                            $2,500      $319,180     $2,137      $ 134,851      $ 458,668
                                                     ======      ========     ======      =========      =========

                       AUSA Life Insurance Company, Inc.

                   Statement of Cash Flow -- Statutory Basis
                       (Dollars in thousands)(Unaudited)
                   for the Three Months Ended March 31, 2001



OPERATING ACTIVITIES
Premiums and other considerations, net of reinsurance           $ 628,960
Net investment income                                              81,127
Life and accident and health claims                                (7,639)
Surrender benefits and withdrawals for life contracts            (415,965)
Other benefits to policyholders                                   (11,125)
Commissions, other expenses and other taxes                       (47,444)
Net transfers (to) from separate accounts                        (149,337)
Federal income taxes received (paid)                               (1,092)
Other                                                             (15,117)
                                                                 --------
 Net cash provided by operating activities                         62,368

INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid:
 Bonds and preferred stocks                                       690,396
 Common stocks                                                     42,402
 Mortgage loans on real estate                                     15,666
 Other                                                             70,258
                                                                 --------
                                                                  818,722
Cost of investments acquired:
 Bonds and preferred stocks                                      (774,539)
 Common stocks                                                   (133,006)
 Mortgage loans on real estate                                     (9,644)
 Policy loans                                                          (3)
                                                                 ---------
                                                                 (917,192)
                                                                 --------
 Net cash used in investing activities                            (98,470)

FINANCING ACTIVITIES
 Borrowed money                                                     3,200
 Deposits on deposit-type contracts and other liabilities
   without life or disability contingencies                        21,352
 Withdrawals on deposit-type contracts and other liabilities
   without life or disability contingencies                        (4,511)
                                                                 --------
   Net cash provided by financing activities                       20,041
                                                                 --------
Decrease in cash and short-term investments                       (16,061)
Cash and short-term investments at beginning of year               43,219
                                                                 --------
Cash and short-term investments at end of year                 $   27,158
                                                               ==========

                       AUSA Life Insurance Company, Inc.

               Notes to Financial Statements -- Statutory Basis
                       (Dollars in thousands)(Unaudited)
                   for the Three Months Ended March 31, 2001


1. BASIS OF PRESENTATION

The accompanying unaudited statutory basis financial statements have been prepared in accordance with statutory accounting principles for interim financial information and the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2000. For further information, refer to the accompanying statutory basis financial statements and notes thereto for the year ended December 31, 2000.

2. ACCOUNTING CHANGES


The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of New York. Effective January 1, 2001, the State of New York required that insurance companies domiciled in the State of New York prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures manual - Version effective January 1, 2001, subject to any deviations prescribed or permitted by the State of New York Commissioner of Insurance.

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures manual - Version effective January 1, 2001 are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus that would have been reported at the date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, the Company reported a change of accounting principle, as an adjustment that increased unassigned funds (surplus), by $380 as of January 1, 2001. This amount is made up by the release of mortgage loan prepayment fees from the IMR that increased surplus by $1,069 and the elimination of the cost of collection liability that increased surplus by $84 offset by the elimination of mortgage loan origination fees that decreased surplus by $772.

                        Report of Independent Auditors


The Board of Directors
AUSA Life Insurance Company, Inc.

We have audited the accompanying statutory-basis balance sheets of AUSA Life Insurance Company, Inc. (an indirect wholly-owned subsidiary of AEGON N.V.) as of December 31, 2000 and 1999, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2000. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X,
Article 7. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits. We did not audit the "Separate Account Assets" and "Separate Account Liabilities" included in the statutory-basis balance sheets of the Company. The Separate Account balance sheets were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the data included for the Separate Accounts, is based solely upon the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Department of Insurance of the State of New York, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of AUSA Life Insurance Company, Inc. at December 31, 2000 and 1999, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2000.

0006-0069802

However, in our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of AUSA Life Insurance Company, Inc. at December 31, 2000 and 1999, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2000, in conformity with accounting practices prescribed or permitted by the Department of Insurance of the State of New York. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                                           /S/ Ernst & Young LLP

Des Moines, Iowa
February 15, 2001

0006-0069802

                       AUSA Life Insurance Company, Inc.

                       Balance Sheets -- Statutory Basis
                 (Dollars in thousands, except per share data)



                                                                        DECEMBER 31
                                                                    2000            1999
                                                               -------------   -------------
ADMITTED ASSETS
Cash and invested assets:
 Bonds                                                         $ 3,965,483     $ 3,864,509
 Stocks:
  Preferred                                                          6,789           6,789
  Common, at market (cost: $128,329 in 2000 and $14 in 1999)       129,090               2
  Mortgage loans on real estate                                    431,456         449,603
  Real estate acquired in satisfaction of debt, at cost
     less accumulated depreciation ($1,239 in 1999)                     --          16,865
  Policy loans                                                       3,205           3,276
  Cash and short-term investments                                   43,219          81,390
  Other invested assets                                              9,805          62,759
  Short-term notes receivable from affiliates                      134,200         136,300
                                                               -----------     -----------
Total cash and invested assets                                   4,723,247       4,621,493
Receivable from affiliates                                           4,782          17,851
Premiums deferred and uncollected                                    6,439           6,572
Accrued investment income                                           62,225          58,103
Federal income taxes recoverable                                     3,383              --
Other assets                                                         2,909          14,901
Separate account assets                                          6,875,525       6,881,195
                                                               -----------     -----------
Total admitted assets                                          $11,678,510     $11,600,115
                                                               ===========     ===========


0006-0069802

                                                            DECEMBER 31
                                                        2000            1999
                                                   -------------   -------------
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
  Aggregate reserves for policies and contracts:
   Life                                            $   160,396     $   138,147
   Annuity                                             686,560         796,401
   Accident and health                                  16,475          16,432
  Policy and contract claim reserves:
   Life                                                  3,227           5,004
   Accident and health                                   8,122           8,190
  Other policyholders' funds                         3,276,386       3,145,632
  Remittances and items not allocated                   72,542          44,643
  Asset valuation reserve                               90,589          82,997
  Interest maintenance reserve                          10,788          27,244
  Deferred interest on assets purchased                    642             733
  Payable under assumption reinsurance agreement        27,735          39,118
  Other liabilities                                     10,816          23,566
  Federal income taxes payable                              --           4,507
  Separate account liabilities                       6,863,726       6,874,006
                                                   -----------     -----------
Total liabilities                                   11,228,004      11,206,620
Capital and surplus:
  Common stock, $125 par value, 20,000 shares
   authorized, issued and outstanding                    2,500           2,500
  Paid-in surplus                                      319,180         319,180
  Special surplus funds                                  2,169           2,017
  Unassigned surplus                                   126,657          69,798
                                                   -----------     -----------
Total capital and surplus                              450,506         393,495
                                                   -----------     -----------
Total liabilities and capital and surplus          $11,678,510     $11,600,115
                                                   ===========     ===========


SEE ACCOMPANYING NOTES.

0006-0069802

                       AUSA Life Insurance Company, Inc.

                  Statements of Operations -- Statutory Basis
                            (Dollars in thousands)


                                                                      YEAR ENDED DECEMBER 31
                                                                2000            1999           1998
                                                           -------------   -------------   ------------
Revenue:
 Premiums and other considerations, net of reinsurance:
  Life                                                      $   43,850      $   48,276     $  22,664
  Annuity                                                    1,529,202       1,475,991     1,132,120
  Accident and health                                           30,541          29,748        32,869
 Net investment income                                         330,718         325,049       345,660
 Amortization of interest maintenance reserve                      544           4,078         6,116
 Commissions and expense allowances on reinsurance ceded           453             424           302
 Separate account fee income                                    58,734          51,872        43,525
 Other income                                                    1,755           5,531            --
                                                            ----------      ----------     ----------
                                                             1,995,797       1,940,969     1,583,256
Benefits and expenses:
 Benefits paid or provided for:
  Life and accident and health benefits                         32,059          32,871        32,464
  Surrender benefits                                         1,631,618       1,937,450     1,117,653
  Other benefits                                                25,993          21,747        20,886
  Increase (decrease) in aggregate reserves for policies
    and contracts:
   Life                                                         22,249          29,016         5,762
   Annuity                                                    (109,841)        (71,893)      (42,781)
   Accident and health                                              43              16          (131)
   Other                                                         2,362             778           (67)
  Increase (decrease) in liability for premium and other
    deposit type funds                                         128,146        (122,644)       85,461
                                                            ----------      ----------     ----------
                                                             1,732,629       1,827,341     1,219,247
 Insurance expenses:
   Commissions                                                  48,590          50,265        69,009
   General insurance expenses                                   58,850          58,034        95,169
   Taxes, licenses and fees                                      1,771           1,836         1,466
   Net transfers to (from) separate accounts                    69,726         (79,470)      174,435
   Other                                                           (44)            (16)          978
                                                            ----------      ----------     ----------
                                                               178,893          30,649       341,057
                                                            ----------      ----------     ----------
                                                             1,911,522       1,857,990     1,560,304
                                                            ----------      ----------     ----------
Gain from operations before federal income tax
  expense and net realized capital gains on investments         84,275          82,979        22,952
Federal income tax expense                                      20,713           7,976         4,021
                                                            ----------      ----------     ----------
Gain from operations before net realized capital gains
  on investments                                                63,562          75,003        18,931
Net realized capital gains on investments (net of
  related federal income taxes and amounts transferred to
  interest maintenance reserve)                                  1,023          11,471         3,770
                                                            ----------      ----------     ----------
Net income                                                  $   64,585      $   86,474     $  22,701
                                                            ==========      ==========     ==========


SEE ACCOMPANYING NOTES.

0006-0069802

                       AUSA Life Insurance Company, Inc.

        Statements of Changes in Capital and Surplus -- Statutory Basis
                            (Dollars in thousands)


                                                                    SPECIAL     UNASSIGNED        TOTAL
                                           COMMON      PAID-IN      SURPLUS       SURPLUS      CAPITAL AND
                                            STOCK      SURPLUS       FUNDS       (DEFICIT)       SURPLUS
                                          --------   -----------   ---------   ------------   ------------
Balance at January 1, 1998                 $2,500     $319,180      $1,607      $ (22,979)     $ 300,308
 Net income                                    --           --         220         22,481         22,701
 Change in net unrealized capital
   gains (losses)                              --           --          --          4,439          4,439
 Change in non-admitted assets                 --           --          --           (291)          (291)
 Change in liability for reinsurance in
   unauthorized companies                      --           --          --             18             18
 Change in asset valuation reserve             --           --          --        (16,753)       (16,753)
 Net change in separate account surplus        --           --          --            824            824
 Dividend to stockholder                       --           --          --         (8,000)        (8,000)
                                           ------     --------      ------      ---------      ---------
Balance at December 31, 1998                2,500      319,180       1,827        (20,261)       303,246
 Net income                                    --           --         190         86,284         86,474
 Change in net unrealized capital
   gains (losses)                              --           --          --         (2,666)        (2,666)
 Change in non-admitted assets                 --           --          --          8,957          8,957
 Change in liability for reinsurance in
   unauthorized companies                      --           --          --           (394)          (394)
 Change in asset valuation reserve             --           --          --          1,080          1,080
 Net change in separate account surplus        --           --          --         (3,202)        (3,202)
                                           ------     --------      ------      ---------      ---------
Balance at December 31, 1999                2,500      319,180       2,017         69,798        393,495
 Net income                                    --           --         152         64,433         64,585
 Change in net unrealized capital
   gains (losses)                              --           --          --           (540)          (540)
 Change in non-admitted assets                 --           --          --            683            683
 Change in liability for reinsurance in
   unauthorized companies                      --           --          --            383            383
 Change in asset valuation reserve             --           --          --         (7,592)        (7,592)
 Net change in separate account surplus        --           --          --           (508)          (508)
                                           ------     --------      ------      ---------      ---------
Balance at December 31, 2000               $2,500     $319,180      $2,169      $ 126,657      $ 450,506
                                           ======     ========      ======      =========      =========



SEE ACCOMPANYING NOTES.

0006-0069802

                       AUSA Life Insurance Company, Inc.

                  Statements of Cash Flow -- Statutory Basis
                            (Dollars in thousands)



                                                                       YEAR ENDED DECEMBER 31
                                                               2000              1999              1998
                                                         ---------------   ---------------   ---------------
OPERATING ACTIVITIES
Premiums and other considerations, net of reinsurance     $  1,605,067      $  1,569,443      $  1,191,035
Net investment income                                          318,749           343,327           353,054
Life and accident and health claims                            (33,955)          (34,919)          (33,979)
Surrender benefits and other fund withdrawals               (1,631,618)       (1,937,450)       (1,117,653)
Other benefits to policyholders                                (25,942)          (21,733)          (20,876)
Commissions, other expenses and other taxes                   (125,571)         (125,507)         (169,784)
Net transfers (to) from separate account                       (13,323)          131,083          (130,976)
Federal income taxes paid                                      (28,602)           (2,942)           (5,558)
Other, net                                                      79,621           (26,319)           (3,806)
                                                          ------------      ------------      ------------
Net cash provided by (used in) operating activities            144,426          (105,017)           61,457

INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid:
 Bonds and preferred stocks                                  1,602,375         1,843,152         1,381,784
 Common stocks                                                      --            55,050               164
 Mortgage loans on real estate                                  76,779           144,620           138,723
 Real estate                                                    19,110            46,449            22,067
 Other                                                          31,740             3,847               (21)
                                                          ------------      ------------      ------------
                                                             1,730,004         2,093,118         1,542,717
Cost of investments acquired:
 Bonds and preferred stocks                                 (1,729,272)       (1,588,268)       (1,554,838)
 Common stocks                                                (128,316)          (55,050)               --
 Mortgage loans on real estate                                 (56,253)         (178,473)          (51,862)
 Real estate                                                      (703)          (27,721)             (561)
 Policy loans                                                       71               (95)             (135)
 Other                                                            (228)            7,731             5,756
                                                          ------------      ------------      ------------
                                                            (1,914,701)       (1,841,876)       (1,601,640)
                                                          ------------      ------------      ------------
Net cash provided by (used in) investing activities           (184,697)          251,242           (58,923)

FINANCING ACTIVITIES
Receipt (issuance) of intercompany notes, net                    2,100          (125,900)           (1,600)
Dividends to stockholders                                           --                --            (8,000)
                                                          ------------      ------------      ------------
Net cash provided by (used in) financing activities              2,100          (125,900)           (9,600)
                                                          ------------      ------------      ------------
Increase (decrease) in cash and short-term investments         (38,171)           20,325            (7,066)
Cash and short-term investments at beginning of year            81,390            61,065            68,131
                                                          ------------      ------------      ------------
Cash and short-term investments at end of year            $     43,219      $     81,390      $     61,065
                                                          ============      ============      ============



SEE ACCOMPANYING NOTES.

0006-0069802

                       AUSA Life Insurance Company, Inc.

                Notes to Financial Statements -- Statutory-Basis
                             (Dollars in thousands)

                               December 31, 2000

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION


AUSA Life Insurance Company, Inc. ("the Company") is a stock life insurance company and is 82 percent owned by First AUSA Life Insurance Company ("First AUSA"), a wholly-owned subsidiary of AEGON USA, Inc. ("AEGON"), and 18 percent owned by Veterans Life Insurance Company, an indirect wholly-owned subsidiary of AEGON. AEGON is a wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. Effective September 24, 1993, First AUSA purchased from The Dreyfus Corporation ("Dreyfus"), its entire interest in Dreyfus Life Insurance Company and subsequently changed the name to AUSA Life Insurance Company, Inc. On December 31, 1993, the Company entered into an assumption reinsurance agreement with Mutual of New York ("MONY") to transfer certain group pension business of MONY to the Company.

On October 1, 1998, the Company completed a merger with First Providian Life and Health Insurance Company ("FPLH"), an indirect wholly-owned subsidiary of Commonwealth General Corporation which, in turn, is an indirect wholly-owned subsidiary of AEGON, whereby FPLH was merged directly into the Company. This merger was accounted for as a statutory merger, which is similar to the pooling of interests method of accounting and, accordingly, the historical book values carried over from the separate companies to the Company.

NATURE OF BUSINESS

The Company primarily sells fixed and variable annuities and group life coverages. The Company is licensed in 50 states and the District of Columbia. Sales of the Company's products are primarily through brokers.

BASIS OF PRESENTATION

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Significant estimates and assumptions are utilized in the calculation of aggregate policy reserves, policy and contract reserves, guarantee fund assessment accruals and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the financial statements.

0006-0069802

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

                               December 31, 2000

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Department of Insurance of the State of New York ("Insurance Department"), which practices differ in some respects from accounting principles generally accepted in the United States. The more significant of these differences are as follows: (a) bonds are generally reported at amortized cost rather than segregating the portfolio into held-to-maturity (reported at amortized cost), available-for-sale (reported at fair value), and trading (reported at fair value) classifications; (b) acquisition costs of acquiring new business are charged to current operations as incurred rather than deferred and amortized over the life of the policies or over the expected gross profit stream; (c) certain separate accounts provide policyholders with a guaranteed return; these separate accounts are included in the general account assets and liabilities for GAAP purposes due to the nature of the guaranteed return, (d) policy reserves on traditional life products are based on statutory mortality rates and interest which may differ from reserves based on reasonable assumptions of expected mortality, interest, and withdrawals which include a provision for possible unfavorable deviation from such assumptions; (e) policy reserves on certain investment products use discounting methodologies utilizing statutory interest rates rather than full account values; (f) reinsurance amounts are netted against the corresponding asset or liability rather than shown as gross amounts on the balance sheet; (g) deferred income taxes are not provided for the difference between the financial statement and income tax bases of assets and liabilities; (h) net realized gains or losses attributed to changes in the level of interest rates in the market are deferred and amortized over the remaining life of the bond or mortgage loan, rather than recognized as gains or losses in the statement of operations when the sale is completed; (i) declines in the estimated realizable value of investments are provided for through the establishment of a formula-determined statutory investment reserve (reported as a liability), changes to which are charged directly to surplus, rather than through recognition in the statement of operations for declines in value, when such declines are judged to be other than temporary; (j) certain assets designated as "non-admitted assets" have been charged to surplus rather than being reported as assets; (k) revenues for universal life and investment products consist of premiums received rather than policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed; (l) pension expense is recorded as amounts are paid rather than accrued and expensed during the periods in which the employees provide service; (m) stock options settled in cash are recorded as an expense of the Company's indirect parent rather than charged to current operations; and (n) adjustments to federal income taxes of prior years are charged or credited directly to unassigned surplus, rather than reported as a component of expense in the statement of operations. The effects of these variances have not been determined by the Company, but are presumed to be material.

0006-0069802

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

                               December 31, 2000

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The National Association of Insurance Commissioners ("NAIC") has revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual is effective January 1, 2001. The State of New York has adopted the provisions of the revised manual with certain exceptions where there is a conflict with New York Insurance Law. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The cumulative effect of changes in accounting principles adopted to conform to the revised Accounting Practices and Procedures Manual, will be reported as an adjustment to surplus as of January 1, 2001. Management believes the effect of these changes will not result in a significant reduction in the Company's statutory-basis capital and surplus as of adoption.

CASH AND SHORT-TERM INVESTMENTS

For purposes of the statements of cash flow, the Company considers all highly liquid investments with remaining maturity of one year or less when purchased to be short-term investments.

INVESTMENTS

Investments in bonds (except those to which the Securities Valuation Office of the NAIC has ascribed a value), mortgage loans on real estate and short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts. Amortized costs for bonds and mortgage loans on real estate that were acquired through the reinsurance agreement described earlier were initially recorded at market value, consistent with the aforementioned agreement and as prescribed by the Department of Insurance of the State of New York. Amortization is computed using methods which result in a level yield over the expected life of the security. The Company reviews its prepayment assumptions on mortgage and other asset-backed securities at regular intervals and adjusts amortization rates retrospectively when such assumptions are changed due to experience and/or expected future patterns. Investments in preferred stocks in good standing are reported at cost. Investments in preferred stocks not in good standing are reported at the lower of cost or market. Common stocks are carried at market. Real estate is reported at cost less allowances for depreciation. Depreciation is computed principally by the straight-line method. Policy loans are reported at unpaid principal. Other invested assets consist principally of investments in various joint ventures and are recorded at equity in underlying net assets. Other "admitted assets" are valued, principally at cost, as required or permitted by New York Insurance Laws.

0006-0069802

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

                               December 31, 2000

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The Asset Valuation Reserve (AVR) is established by the Company to provide for potential losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses. Under a formula prescribed by the NAIC, the Company defers, in the Interest Maintenance Reserve (IMR), the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. During 2000, 1999 and 1998, the Company excluded investment income due and accrued of $718, $261 and $216, respectively, with respect to such practices.

The Company uses interest rate swaps as part of its overall interest rate risk management strategy for certain life insurance and annuity products. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Deferred income for unrealized gains and losses on the securities valued at market at the time of the assumption reinsurance agreement (described in Note
4) are returned to MONY at the time of realization pursuant to the agreement.

RECOGNITION OF PREMIUM REVENUES AND COSTS

Premiums are recognized as revenues over the premium-paying period, whereas commissions and other costs applicable to the acquisition of new business are charged to operations as incurred.

AGGREGATE POLICY RESERVES

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.


0006-0069802

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

                               December 31, 2000

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula. On group annuity deposit funds not involving life contingencies, tabular interest has been determined by adjusting the interest credited to group annuity deposits. On other funds not involving life contingencies, tabular interest has been determined by formula.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958 and 1980 Commissioners' Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.50 to 6.50 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

Deferred annuity reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 3.50 to 8.75 percent and mortality rates, where appropriate, from a variety of tables.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required midterminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.


POLICY AND CONTRACT CLAIM RESERVES


Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the statement date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.


SEPARATE ACCOUNTS


Assets held in trust for purchases of separate account contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. Income and gains and losses with respect to these assets accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements.


0006-0069802

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

                               December 31, 2000

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Certain separate account assets and liabilities reported in the accompanying financial statements contain contractual guarantees. Guaranteed separate accounts represent funds invested by the Company for the benefit of individual contract holders who are guaranteed certain returns as specified in the contracts. Separate account asset performance different than guaranteed requirements is either transferred to or received from the general account and reported in the statements of operations. Guaranteed separate account assets and liabilities are reported at estimated fair value except for certain government and fixed-rate separate accounts, which are carried at amortized cost. The assets and liabilities of the nonguaranteed separate accounts are carried at estimated fair value.

STOCK OPTION PLAN

AEGON N.V. sponsors a stock option plan that includes eligible employees of the Company. Pursuant to the plan, the option price at the date of grant is equal to the market value of the stock. Under statutory accounting principles, the Company does not record any expense related to this plan. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to surplus.

MANAGING GENERAL AGENTS

For the year ended December 31, 2000, the Company had $44,100 of direct premiums written by managing general agents.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1999 and 1998 financial statements to conform to the 2000 presentation.

2. FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statutory-basis balance sheet, for which it is practicable to estimate that value. SFAS No. 119, DISCLOSURES ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS, requires additional disclosures about derivatives. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived

0006-0069802

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

                               December 31, 2000

2. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 and No. 119 exclude certain financial instruments and all nonfinancial instruments from their disclosure requirements and allow companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

      CASH AND SHORT-TERM INVESTMENTS: The carrying amounts reported in the statutory-basis balance sheet for these instruments approximate their fair values.

      INVESTMENT SECURITIES: Fair values for fixed maturity securities
       (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities are based on quoted market prices.

      MORTGAGE LOANS AND POLICY LOANS: The fair values for mortgage loans are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans is assumed to equal its carrying amount.

      SHORT-TERM NOTES RECEIVABLE FROM AFFILIATES: The fair values for short-term notes receivable from affiliates are assumed to equal their carrying value.

      INVESTMENT CONTRACTS: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

      INTEREST RATE SWAPS: Estimated fair value of interest rate swaps are based upon the pricing differential for similar swap agreements.

Fair values for the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

0006-0069802

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

                               December 31, 2000

2. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The following sets forth a comparison of the fair values and carrying amounts of the Company's financial instruments subject to the provisions of SFAS No. 107 and No. 119:


                                                          DECEMBER 31
                                              2000                           1999
                                   ---------------------------   ----------------------------
                                     CARRYING                      CARRYING
                                      AMOUNT       FAIR VALUE       AMOUNT        FAIR VALUE
                                   ------------   ------------   ------------   -------------
ADMITTED ASSETS
Cash and short-term investments    $  43,219      $  43,219      $  81,390      $  81,390
Bonds                              3,965,483      3,964,478      3,864,509      3,767,465
Preferred stock                        6,789          6,392          6,789          6,579
Common stock                         129,090        129,090              2              2
Mortgage loans on real estate        431,456        445,913        449,603        439,799
Other invested assets -- interest
  rate swap                               60          4,542             --           (174)
Policy loans                           3,205          3,205          3,276          3,276
Short-term notes receivable
  from affiliates                    134,200        134,200        136,300        136,300
Separate account assets            6,875,525      6,879,791      6,881,195      6,866,675
LIABILITIES
Investment contract liabilities    3,961,798      3,879,546      3,940,657      3,841,080
Separate account annuities         6,809,171      6,787,863      6,798,987      6,753,227


3. INVESTMENTS

The carrying amounts and estimated fair values of investments in debt securities were as follows:

                                                            GROSS          GROSS        ESTIMATED
                                           CARRYING      UNREALIZED     UNREALIZED        FAIR
                                            AMOUNT          GAINS         LOSSES          VALUE
                                         ------------   ------------   ------------   ------------
DECEMBER 31, 2000
Bonds:
 United States Government and agencies   $   53,976        $ 1,366        $   274     $   55,068
 State, municipal and other government       98,723          2,014            937         99,800
 Public utilities                           372,580          7,667          5,711        374,536
 Industrial and miscellaneous             2,121,814         33,703         50,617      2,104,900
 Mortgage-backed and asset-backed
   securities                             1,318,390         25,584         13,800      1,330,174
                                         ----------        -------        -------     ----------
                                          3,965,483         70,334         71,339      3,964,478
Preferred stocks                              6,789             --            397          6,392
                                         ----------        -------        -------     ----------
                                         $3,972,272        $70,334        $71,736     $3,970,870
                                         ==========        =======        =======     ==========

0006-0069802

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

                               December 31, 2000

3. INVESTMENTS (CONTINUED)


                                                      GROSS          GROSS        ESTIMATED
                                     CARRYING      UNREALIZED     UNREALIZED        FAIR
                                      AMOUNT          GAINS         LOSSES          VALUE
                                   ------------   ------------   ------------   ------------
DECEMBER 31, 1999
Bonds:
 United States Government
   and agencies                    $   59,439        $    85       $  2,589     $   56,935
 State, municipal and other
   government                          74,897            454          1,410         73,941
 Public utilities                     281,024            693          9,538        272,179
 Industrial and miscellaneous       2,190,297         10,886         69,634      2,131,549
 Mortgage-backed and asset-backed
   securities                       1,258,852          4,816         30,807      1,232,861
                                   ----------        -------       --------     ----------
                                    3,864,509         16,934        113,978      3,767,465
Preferred stocks                        6,789              8            218          6,579
                                   ----------        -------       --------     ----------
                                   $3,871,298        $16,942       $114,196     $3,774,044
                                   ==========        =======       ========     ==========



The carrying amounts and estimated fair values of bonds at December 31, 2000, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                CARRYING       ESTIMATED
                                                 AMOUNT        FAIR VALUE
                                              ------------   -------------
Due in one year or less                       $  283,533     $  283,802
Due after one year through five years          1,593,393      1,586,274
Due after five years through ten years           526,317        520,543
Due after ten years                              243,850        243,685
                                               2,647,093      2,634,304
Mortgage-backed and asset-backed securities    1,318,390      1,330,174
                                              ----------     ----------
                                              $3,965,483     $3,964,478
                                              ==========     ==========

0006-0069802

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

                               December 31, 2000

3. INVESTMENTS (CONTINUED)

A detail of net investment income is presented below:

                                          YEAR ENDED DECEMBER 31
                                      2000          1999          1998
                                  -----------   -----------   -----------
Interest on bonds and notes        $291,370      $290,534      $290,967
Mortgage loans                       35,501        34,863        46,027
Real estate                             709         7,176        12,741
Dividends on equity investments          --            --           254
Interest on policy loans                189            49           317
Derivative instruments                  550        (2,600)       (3,265)
Other investment income              11,268         9,139         9,568
                                   --------      --------      --------
Gross investment income             339,587       339,161       356,609
Less investment expenses              8,869        14,112        10,949
                                   --------      --------      --------
Net investment income              $330,718      $325,049      $345,660
                                   ========      ========      ========


Proceeds from sales and maturities of debt securities and related gross realized gains and losses were as follows:


                                         YEAR ENDED DECEMBER 31
                                   2000            1999            1998
                              -------------   -------------   -------------
Proceeds                      $1,602,375      $1,843,152      $1,381,784
                              ==========      ==========      ==========
Gross realized gains          $    6,526       $  11,207       $  19,871
Gross realized losses            (28,546)        (22,545)         (5,974)
                              ----------      ----------      ----------
Net realized gains (losses)   $  (22,020)      $ (11,338)      $  13,897
                              ==========      ==========      ==========


At December 31, 2000, investments with an aggregate carrying amount of $2,842 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.


0006-0069802

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

                               December 31, 2000

3. INVESTMENTS (CONTINUED)

Realized investment gains (losses) and changes in unrealized gains (losses) for investments are summarized below:

                                                           REALIZED
                                         --------------------------------------------
                                                    YEAR ENDED DECEMBER 31
                                              2000            1999           1998
                                         -------------   -------------   ------------
Debt securities                            $ (22,020)      $ (11,338)     $  13,897
Common stock                                      --              --             60
Preferred stock                                   --              --            170
Short-term investments                            --             373            (41)
Mortgage loans on real estate                    209           1,161            325
Real estate                                    1,690           2,463          3,967
Other invested assets                            (81)          9,407          2,859
                                           ---------       ---------      ---------
                                             (20,202)          2,066         21,237
Federal income tax effect                      5,313           3,474             20
Transfer (to) from interest maintenance
  reserve                                     15,912           5,931        (17,487)
                                           ---------       ---------      ---------
Total realized gains                       $   1,023       $  11,471      $   3,770
                                           =========       =========      =========


                                  CHANGES IN UNREALIZED
                         ----------------------------------------
                                  YEAR ENDED DECEMBER 31
                             2000           1999          1998
                         ------------   ------------   ----------
Debt securities            $ (1,302)      $ (2,065)      $   --
Common stock                    773             --          (39)
Mortgage loans                  (11)          (560)          --
Real estate                      --             --        4,252
Other invested assets            --             --          185
Derivative instruments           --            (41)          41
                           --------       --------       ------
Change in unrealized       $   (540)      $ (2,666)      $4,439
                           ========       ========       ======



Gross unrealized gains (losses) in common stocks were as follows:



                                      UNREALIZED
                                ----------------------
                                     DECEMBER 31
                                    2000        1999
                                -----------   --------
Unrealized gains                 $  3,632      $  --
Unrealized losses                  (2,871)       (12)
                                 --------      -----
Net unrealized gains (losses)    $    761      $ (12)
                                 ========      =====


0006-0069802

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

                               December 31, 2000

3. INVESTMENTS (CONTINUED)


During 2000, the Company issued mortgage loans with interest rates ranging from 8% to 9.5%. The maximum percentage of any one loan to the value of the underlying real estate at origination was 80%. The Company requires all mortgage loans to carry fire insurance equal to the value of the underlying property. As of December 31, 2000, the Company had mortgage loans with a carrying value of $1,683 with interest more than one year overdue. Total interest overdue on the loans was $21.

During 2000, 1999 and 1998, there were $0, $17,959 and $2,796, respectively, in foreclosed mortgage loans that were transferred to real estate. At December 31, 2000 and 1999, the Company held a mortgage loan loss reserve in the asset valuation reserve of $34,607 and $36,273, respectively. The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:



     GEOGRAPHIC DISTRIBUTION        PROPERTY TYPE DISTRIBUTION
---------------------------------- -----------------------------
                     DECEMBER 31                     DECEMBER 31
                    2000     1999                  2000     1999
                   ------   ------                ------   -----
South Atlantic       31%      26%  Office           35%      37%
Pacific              15       10   Retail           21       23
E. North Central     12       15   Industrial       20       20
Mid-Atlantic         12       13   Medical          10       --
Mountain             11       14   Agricultural      8        8
W. South Central     10       12   Apartment         5        6
New England           3        4   Other             1        6
W. North Central      3        4
E. South Central      3        2



At December 31, 2000, the Company had no investments, excluding U. S. Government guaranteed or insured issues, which individually represented more than ten percent of capital and surplus and the asset valuation reserve.

The Company utilizes interest rate swap agreements as part of its efforts to hedge and manage fluctuations in the market value of its investment portfolio attributable to changes in general interest rate levels and to manage duration mismatch of assets and liabilities. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e., the cost to replace the contract at current market rates should


0006-0069802

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

                               December 31, 2000

3. INVESTMENTS (CONTINUED)

the counterparty default prior to settlement date). Credit loss exposure resulting from nonperformance by a counterparty for commitments to extend credit is represented by the contractual amounts of the instruments.

At December 31, 2000 and 1999, the Company's outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:


                                       NOTIONAL AMOUNT
                                  -------------------------
                                      2000          1999
                                  -----------   -----------
Derivative securities:
 Interest rate swaps:
  Receive fixed -- pay floating    $212,188      $103,700
  Receive floating -- pay fixed      55,000        10,000


4. REINSURANCE


The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.


Premiums earned reflect the following reinsurance assumed and ceded amounts for the year ended December 31:


                           2000            1999            1998
                      -------------   -------------   -------------
Direct premiums        $1,601,477      $1,548,392      $1,183,777
Reinsurance assumed         4,504           8,301           6,415
Reinsurance ceded          (2,388)         (2,678)         (2,539)
                       ----------      ----------      ----------
Net premiums earned    $1,603,593      $1,554,015      $1,187,653
                       ==========      ==========      ==========


The Company received reinsurance recoveries in the amounts of $2,900, $2,983 and $2,493 during 2000, 1999 and 1998, respectively.

The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2000 and 1999 of $91,388 and $118,070, respectively.

0006-0069802

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

                               December 31, 2000

4. REINSURANCE (CONTINUED)

On December 31, 1993, the Company and MONY entered into an assumption reinsurance agreement whereby all of the general account liabilities were novated to the Company from MONY as state approvals were received. In accordance with the agreement, MONY will receive payments relating to the performance of the assets and liabilities that existed at the date of closing for a period of nine years. These payments will be reduced for certain administrative expenses as defined in the agreement. The Company will recognize operating gains and losses on renewal premiums received after December 31, 1993 of the business in-force at December 31, 1993, and on all new business written after that date. At the end of nine years from the date of closing, the Company will purchase from MONY the remaining transferred business inforce based upon a formula described in the agreement. At December 31, 2000 and 1999, the Company owed MONY $27,735 and $39,118, respectively, which represents the amount earned by MONY under the gain sharing calculation and certain fees for investment management services for the respective years. In connection with the transaction, MONY purchased $150,000 and $50,000 in Series A and Series B notes, respectively, of AEGON. The proceeds were used to enhance the surplus of the Company. Both the Series A and Series B notes bear a market rate of interest and mature nine years from the date of closing.

AEGON provides general and administrative services for the transferred business under a related agreement with MONY. The agreement specifies prescribed rates for expenses to administer the business up to certain levels. In addition, AEGON also provides investment management services on the assets underlying the new business written by the Company while MONY continues to provide investment management services for assets supporting the remaining policy liabilities which were transferred at December 31, 1993.

5. INCOME TAXES


For federal income tax purposes, the Company joins in a consolidated income tax return filing with certain affiliated companies. Under the terms of a tax-sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies' alternative minimum taxable income.


0006-0069802

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

                               December 31, 2000

5. INCOME TAXES (CONTINUED)

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain from operations before federal income tax expense and net realized capital gains on investments for the following reasons:


                                                  2000          1999           1998
                                               ----------   ------------   -----------
Computed tax at federal statutory rate (35%)    $ 29,496     $  29,043      $  8,033
Tax reserve valuation                               (189)         (794)         (758)
Excess tax depreciation                               25           (11)           35
Deferred acquisition costs -- tax basis              554           864           355
Prior year under (over) accrual                   (1,707)         (609)          217
Dividend received deduction                       (3,294)       (3,152)       (2,313)
Bond discount amortization                        (2,688)       (2,110)         (743)
Net operating loss carryforward                       --       (11,389)           --
Other, net                                        (1,484)       (3,866)         (805)
                                                --------     ---------      --------
Federal income tax expense                      $ 20,713     $   7,976      $  4,021
                                                ========     =========      ========


Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to net realized capital gains (losses) on investments due to the agreement between MONY and the Company, as discussed in
Note 4 to the financial statements. In accordance with this agreement, these gains and losses are included in the net payments MONY will receive relating to the performance of the assets that existed at the date of closing. Accordingly, income taxes relating to gains and losses on such assets are not provided for on the income tax return filed by the Company.


Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the policyholders' surplus account. No federal income taxes have been provided for in the financial statements on income deferred in the policyholders' surplus account ($2,427 at December 31, 2000). To the extent dividends are paid from the amount accumulated in the policyholders' surplus account, net earnings would be reduced by the amount of tax required to be paid. Should the entire amount in the policyholders' surplus account become taxable, the tax thereon computed at current rates would amount to approximately $849.

The Company utilized a net operating loss carryforward of $32,539 in the 1999 consolidated tax return.

In 1998, the Company reached a final settlement with the Internal Revenue Service for years 1993 through 1995 resulting in no tax due or refunded. An examination of 1996 and 1997 is currently in process.


0006-0069802

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

                               December 31, 2000

6. POLICY AND CONTRACT ATTRIBUTES

A portion of the Company's policy reserves and other policyholders' funds relate to liabilities established on a variety of the Company's annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, are summarized as follows:


                                                                       DECEMBER 31
                                                            2000                         1999
                                                 ---------------------------  --------------------------
                                                                 PERCENT OF                   PERCENT OF
                                                     AMOUNT         TOTAL         AMOUNT        TOTAL
                                                 -------------  ------------  -------------  -----------
Subject to discretionary withdrawal with
  market value adjustment                        $ 1,001,674           9%     $   924,075          8%
Subject to discretionary withdrawal at book
  value less surrender charge                      1,021,799          10          998,443          9
Subject to discretionary withdrawal at
  market value                                     4,248,191          39        4,418,345         41
Subject to discretionary withdrawal at book
  value (minimal or no charges or adjustments)     2,166,625          20        2,395,732         22
Not subject to discretionary withdrawal            2,427,496          22        2,121,526         20
                                                 -----------          --      -----------         --
                                                  10,865,785         100%      10,858,121        100%
                                                                     ===                         ===
Less reinsurance ceded                                90,006                      117,178
                                                 -----------                  -----------
Total policy reserves on annuities and
  deposit fund liabilities                       $10,775,779                  $10,740,943
                                                 ===========                  ===========


0006-0069802

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

                               December 31, 2000

6. POLICY AND CONTRACT ATTRIBUTES (CONTINUED)

Separate account assets held by the Company represent contracts where the benefit is determined by the performance of the investments held in the separate account. Information regarding the separate accounts of the Company as of and for the years ended December 31, 2000, 1999 and 1998 is as follows:


                                                 GUARANTEED     NON-GUARANTEED
                                                  SEPARATE         SEPARATE
                                                   ACCOUNT         ACCOUNT           TOTAL
                                                ------------   ---------------   -------------
Premiums, deposits and other considerations
  for the year ended December 31, 2000          $  107,736        $  946,851     $1,054,587
                                                ==========        ==========     ==========
Reserves for separate accounts with assets at:
 Fair value                                     $2,128,266        $4,123,157     $6,251,423
 Amortized cost                                    561,167                --        561,167
                                                ----------        ----------     ----------
Total                                           $2,689,433        $4,123,157     $6,812,590
                                                ==========        ==========     ==========
Premiums, deposits and other considerations
  for the year ended December 31, 1999          $  205,834        $1,002,770     $1,208,604
                                                ==========        ==========     ==========
Reserves for separate accounts with assets at:
 Fair value                                     $1,925,973        $4,310,332     $6,236,305
 Amortized cost                                    562,682                --        562,682
                                                ----------        ----------     ----------
Total                                           $2,488,655        $4,310,332     $6,798,987
                                                ==========        ==========     ==========
Premiums, deposits and other considerations
  for the year ended December 31, 1998          $   84,150        $  767,676     $  851,826
                                                ==========        ==========     ==========
Reserves for separate accounts with assets at:
 Fair value                                     $2,350,983        $3,461,715     $5,812,698
 Amortized cost                                    595,738                --        595,738
                                                ----------        ----------     ----------
Total                                           $2,946,721        $3,461,715     $6,408,436
                                                ==========        ==========     ==========


0006-0069802

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

                               December 31, 2000

6. POLICY AND CONTRACT ATTRIBUTES (CONTINUED)

There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of separate account liabilities on these products, by withdrawal characteristics, is summarized as follows:


                                                       GUARANTEED     NON-GUARANTEED
                                                        SEPARATE         SEPARATE
                                                         ACCOUNT         ACCOUNT           TOTAL
                                                      ------------   ---------------   -------------
DECEMBER 31, 2000
Subject to discretionary withdrawal with market
  value adjustment                                    $  351,352        $       --      $  351,352
Subject to discretionary withdrawal at book value
  less surrender charge                                  209,815                --         209,815
Subject to discretionary withdrawal at market value      128,454         4,123,157       4,251,611
Not subject to discretionary withdrawal                1,999,812                --       1,999,812
                                                      ----------        ----------      ----------
                                                      $2,689,433        $4,123,157      $6,812,590
                                                      ==========        ==========      ==========
DECEMBER 31, 1999
Subject to discretionary withdrawal with market
  value adjustment                                    $  335,351        $       --      $  335,351
Subject to discretionary withdrawal at book value
  less surrender charge                                  227,331                --         227,331
Subject to discretionary withdrawal at market value      108,013         4,310,332       4,418,345
Not subject to discretionary withdrawal                1,817,960                --       1,817,960
                                                      ----------        ----------      ----------
                                                      $2,488,655        $4,310,332      $6,798,987
                                                      ==========        ==========      ==========


A reconciliation of the amounts transferred to and from the separate accounts is presented below:


                                                                YEAR ENDED DECEMBER 31
                                                         2000             1999             1998
                                                    -------------   ---------------   -------------
Transfers as reported in the summary of operations
  of the separate accounts annual statement:
Transfers to separate accounts                       $1,046,503      $  1,207,636      $  851,826
Transfers from separate accounts                       (978,630)       (1,290,346)       (679,796)
                                                     ----------      ------------      ----------
Net transfers to (from) separate accounts                67,873           (82,710)        172,030
Reconciling adjustments -- HUB level fees not
  paid to AUSA general account                            1,853             3,240           1,317
Assumption of liabilities via merger of FPLH                 --                --           1,088
                                                     ----------      ------------      ----------
Net adjustments                                           1,853             3,240           2,405
                                                     ----------      ------------      ----------
Net transfers as reported in the summary of
  operations of the life, accident and health
  annual statement                                   $   69,726      $    (79,470)     $  174,435
                                                     ==========      ============      ==========


0006-0069802

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

                               December 31, 2000

6. POLICY AND CONTRACT ATTRIBUTES (CONTINUED)

Reserves on the Company's traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 2000 and 1999, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:


                                          GROSS      LOADING       NET
                                       ----------   ---------   ---------
DECEMBER 31, 2000
Life and annuity:
 Ordinary direct first year business     $  514      $  375      $  139
 Ordinary direct renewal business         6,266       1,037       5,229
 Group life direct business                 891         362         529
 Credit life                                 84          --          84
 Reinsurance ceded                          (15)         --         (15)
                                         ------      ------      ------
                                          7,740       1,774       5,966
Accident and health:
 Direct                                     534          --         534
 Reinsurance ceded                          (61)         --         (61)
                                         ------      ------      ------
Total accident and health                   473          --         473
                                         ------      ------      ------
                                         $8,213      $1,774      $6,439
                                         ======      ======      ======
DECEMBER 31, 1999
Life and annuity:
 Ordinary direct first year business     $  400      $  276      $  124
 Ordinary direct renewal business         6,454       1,080       5,374
 Group life direct business               1,030         427         603
 Credit life                                 42          --          42
 Reinsurance ceded                          (15)         --         (15)
                                         ------      ------      ------
                                          7,911       1,783       6,128
Accident and health:
 Direct                                     484          --         484
 Reinsurance ceded                          (40)         --         (40)
                                         ------      ------      ------
Total accident and health                   444          --         444
                                         ------      ------      ------
                                         $8,355      $1,783      $6,572
                                         ======      ======      ======


At December 31, 2000 and 1999, the Company had insurance in force aggregating $387,310 and $425,151, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Department of Insurance of the State of New York. The Company established policy reserves of $1,175 and $1,250 to cover these deficiencies at December 31, 2000 and 1999, respectively.

0006-0069802

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

                               December 31, 2000
7. DIVIDEND RESTRICTIONS

The Company is subject to certain limitations relative to statutory surplus, imposed by the State of New York, on the payment of dividends to its parent company. Subject to availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2001, without the prior approval of insurance regulatory authorities is $63,562.

The Company paid dividends to its parent of $8,000 in 1998.

8. SECURITIES LENDING

The Company may lend securities to approved brokers and other parties to earn additional income. The Company receives collateral against the loaned securities and maintains collateral in an amount not less than 100% of the market value of the loaned securities during the period of the loan. The market value of loaned securities is determined at the close of business and any additional required collateral is delivered to the Company on the next business day. Although risk is mitigated by collateral, the account could experience a delay in recovering its securities and possible loss of income or value if the borrower fails to return them. At December 31, 2000, the value of securities loaned amounted to $95,382.

9. RETIREMENT AND COMPENSATION PLANS

The Company's employees participate in a qualified benefit pension plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on the SFAS 87 expense as a percent of salaries. The benefits are based on years of service and the employee's compensation during the highest five consecutive years of employment. The Company's allocation of pension expense for each of the years ended December 31, 2000, 1999 and 1998 was negligible. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to fifteen percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary.

0006-0069802

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

                               December 31, 2000

9. RETIREMENT AND COMPENSATION PLANS (CONTINUED)

Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. The Company was allocated $8, $10 and $9 of expense for the years ended December 31, 2000, 1999 and 1998, respectively.

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans calculated on the pay-as-you-go basis are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company's allocation of postretirement expenses was negligible for each of the years ended December 31, 2000, 1999 and 1998.

10. RELATED PARTY TRANSACTIONS

In accordance with an agreement between AEGON and the Company, AEGON will ensure the maintenance of certain minimum tangible net worth, operating leverage and liquidity levels of the Company, as defined in the agreement, through the contribution of additional capital by the Company's parent as needed.

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company receives data processing, investment advisory and management, marketing and administration services from certain affiliates. During 2000, 1999 and 1998, the Company paid $6,095, $6,940 and $5,650, respectively, for these services, which approximates their costs to the affiliates.

Payable to affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate of 6.4% at December 31, 2000. During 2000, 1999 and 1998, the Company paid net interest of $510, $485 and $232, respectively, to affiliates.

0006-0069802

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

                               December 31, 2000

11. COMMITMENTS AND CONTINGENCIES


The Company has issued Trust (synthetic) GIC contracts to plan sponsors totaling $233,347 and $186,478 at December 31, 2000 and 1999, respectively, pursuant to terms under which the plan sponsor retains ownership of the assets related to these contracts. The Company guarantees benefit responsiveness in the event that plan benefit requests and other contractual commitments exceed plan cash flows. The plan sponsor agrees to reimburse the Company for such benefit payments with interest, either at a fixed or floating rate, from future plan and asset cash flows. In return for this guarantee, the Company receives a premium which varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow matching. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements that would have a material effect on reported financial results. The assets relating to such contracts are not recognized in the Company's statutory-basis financial statements. A contract reserve has been established for the possibility of unexpected benefit payments at below market interest rates.

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management's opinion, after consultation with counsel and a review of available facts, that damages arising from such demands will not be material to the Company's financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. In accordance with the purchase agreement, assessments related to periods prior to the purchase of the Company will be paid by Dreyfus and assessments attributable to business reinsured from MONY for premiums received prior to the date of the transaction will be paid by MONY (see Note 1). The Company will be responsible for assessments, if any, attributable to premium income after the date of purchase. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company's balance sheet. Potential future obligations for unknown insolvencies are not determinable by the Company. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. The guaranty fund expense was $48, $46 and $126 for the years ended December 31, 2000, 1999 and 1998, respectively.


0006-0069802

                       AUSA Life Insurance Company, Inc.

                     Summary of Investments -- Other Than
                        Investments in Related Parties
                            (Dollars in thousands)

                               December 31, 2000

SCHEDULE I


                                                                                      AMOUNT AT
                                                                                     WHICH SHOWN
                                                                        FAIR           IN THE
                 TYPE OF INVESTMENT                    COST (1)         VALUE       BALANCE SHEET
---------------------------------------------------- ------------   ------------   --------------
FIXED MATURITIES
Bonds:
 United States Government and government
   agencies and authorities                          $   72,857     $  73,547        $   72,857
 States, municipalities and political subdivisions      426,091       434,496           426,091
 Foreign governments                                     70,134        70,483            70,134
 Public utilities                                       372,580       372,484           372,580
 All other corporate bonds                            3,023,821     3,013,468         3,023,821
Preferred stock                                           6,789         6,392             6,789
                                                     ----------     ---------        ----------
Total fixed maturities                                3,972,272     3,970,870         3,972,272
EQUITY SECURITIES
Common stocks:
 Industrial, miscellaneous and all other                128,329       129,090           129,090
                                                     ----------     ---------        ----------
Total equity securities                                 128,329       129,090           129,090
Mortgage loans on real estate                           431,456                         431,456
Policy loans                                              3,205                           3,205
Other invested assets                                     9,805                           9,805
Short-term notes receivable from affiliates             134,200                         134,200
Cash and short-term investments                          43,219                          43,219
                                                     ----------                      ----------
Total investments                                    $4,722,486                      $4,723,247
                                                     ==========                      ==========


(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

0006-0069802

                       AUSA Life Insurance Company, Inc.

                      Supplementary Insurance Information
                            (Dollars in thousands)

SCHEDULE III

                               FUTURE POLICY
                               BENEFITS AND     UNEARNED
                                 EXPENSES       PREMIUMS
                              --------------   ---------
YEAR ENDED DECEMBER 31, 2000
Individual life                  $157,018       $   --
Individual health                  10,295        3,540
Group life and health               5,090          928
Annuity                           686,560           --
                                 --------       ------
                                 $858,963       $4,468
                                 ========       ======
YEAR ENDED DECEMBER 31, 1999
Individual life                  $134,505       $   --
Individual health                  10,504        3,245
Group life and health               5,574          751
Annuity                           796,401           --
                                 --------       ------
                                 $946,984       $3,996
                                 ========       ======
YEAR ENDED DECEMBER 31, 1998
Individual life                  $105,179       $   --
Individual health                  10,548        3,221
Group life and health               5,880          719
Annuity                           868,295           --
                                 --------       ------
                                 $989,902       $3,940
                                 ========       ======

* Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

0006-0069802

                                                     BENEFITS,
     POLICY AND                        NET         CLAIMS LOSSES       OTHER
      CONTRACT        PREMIUM      INVESTMENT     AND SETTLEMENT     OPERATING
    LIABILITIES       REVENUE        INCOME*         EXPENSES        EXPENSES
   -------------   ------------   ------------   ----------------   ----------
      $ 2,760      $   40,543       $ 18,001        $   30,331      $  7,926
        4,179          17,032          1,378            10,534         5,268
        4,405          16,818            796            12,352         4,241
            5       1,529,200        310,543         1,679,412        91,732
      -------      ----------       --------        ----------      --------
      $11,349      $1,603,593       $330,718        $1,732,629      $109,167
      =======      ==========       ========        ==========      ========

      $ 4,137      $   44,556       $ 18,835        $   42,058      $  4,616
        4,721          18,313          1,178            10,135         5,444
        4,331          15,155            631            10,921         3,732
            5       1,475,991        304,405         1,764,227        96,327
      -------      ----------       --------        ----------      --------
      $13,194      $1,554,015       $325,049        $1,827,341      $110,119
      =======      ==========       ========        ==========      ========

      $ 3,836      $   17,867       $  7,545        $   15,828      $  5,769
        7,402          23,051          2,050            14,223         6,399
        3,981          14,615          1,018             9,255         4,513
           10       1,132,120        335,047         1,179,941       149,069
      -------      ----------       --------        ----------      --------
      $15,229      $1,187,653       $345,660        $1,219,247      $165,750
      =======      ==========       ========        ==========      ========


0006-0069802

                       AUSA Life Insurance Company, Inc.

                                  Reinsurance

                            (Dollars in thousands)

SCHEDULE IV


                                            CEDED TO      ASSUMED                   PERCENTAGE OF
                                             OTHER      FROM OTHER                      AMOUNT
                           GROSS AMOUNT    COMPANIES     COMPANIES    NET AMOUNT    ASSUMED TO NET
                          --------------  -----------  ------------  ------------  ---------------
YEAR ENDED
 DECEMBER 31, 2000
Life insurance in force     $2,445,468      $68,370      $314,257    $2,691,355          11.7%
                            ==========      =======      ========    ==========          ====
Premiums:
 Individual life            $   38,889      $   613      $  2,267    $   40,543           5.6%
 Individual health              16,675          209           566        17,032           3.3
 Group life and health          17,827        1,039            30        16,818           0.2
 Annuity                     1,528,086          527         1,641     1,529,200           0.1
                            ----------      -------      --------    ----------          ----
                            $1,601,477      $ 2,388      $  4,504    $1,603,593           0.3%
                            ==========      =======      ========    ==========          ====
YEAR ENDED
 DECEMBER 31, 1999
Life insurance in force     $1,961,414      $46,900      $356,083    $2,270,597          15.7%
                            ==========      =======      ========    ==========          ====
Premiums:
 Individual life            $   42,163      $   565      $  2,958    $   44,556           6.6%
 Individual health              17,912          182           583        18,313           3.2
 Group life and health          16,176          882          (139)       15,155          (0.9)
 Annuity                     1,472,141        1,049         4,899     1,475,991           0.3
                            ----------      -------      --------    ----------          ----
                            $1,548,392      $ 2,678      $  8,301    $1,554,015           0.5%
                            ==========      =======      ========    ==========          ====
YEAR ENDED
 DECEMBER 31, 1998
Life insurance in force     $1,960,980      $23,815      $405,666    $2,342,831          17.3%
                            ==========      =======      ========    ==========          ====
Premiums:
 Individual life            $   16,689      $   350      $  1,528    $   17,867           8.6%
 Individual health              22,387           --           664        23,051           2.9
 Group life and health          15,247          796           164        14,615           1.1
 Annuity                     1,129,454        1,393         4,059     1,132,120           0.4
                            ----------      -------      --------    ----------          ----
                            $1,183,777      $ 2,539      $  6,415    $1,187,653           0.5%
                            ==========      =======      ========    ==========          ====


0006-0069802

                                    PART II.
                                OTHER INFORMATION


                           UNDERTAKING TO FILE REPORTS
                           ---------------------------

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                REPRESENTATION PURSUANT TO SECTION 26(e) (2) (A)
                ------------------------------------------------

         AUSA Life Insurance Company, Inc. ("AUSA Life") hereby represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by AUSA Life.

                    STATEMENT WITH RESPECT TO INDEMNIFICATION
                    -----------------------------------------

         Provisions exist under the New York Law, the Articles of Incorporation of AUSA Life and the Amended and Restated By-Laws of AUSA Life whereby AUSA Life may indemnify certain persons against certain payments incurred by such persons. The following excerpts contain the substance of these provisions.

                        New York Business Corporation Law

Section 722.      Authorization for indemnification of directors and officers

(a) A corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

(b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

(c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, this testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of
(1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnify for such portion of the settlement amount and expenses as the court deems proper.

(d) For the purpose of this section, a corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

                           Amended and Restated Bylaws
                           ---------------------------

                                   ARTICLE II

                          DIRECTORS AND THEIR MEETINGS

         SEC. 7. Any person made a party to any action, suit, or proceeding by reason of the fact that he, his testator or intestate, is or was a director, officer, or employee of the Company or of any Company which he served as such at the request of the Company, shall be indemnified by the Company against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceeding, or in connection with appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such officer, Director, or employee is liable for negligence or misconduct in the performance of his duties. The Company may also reimburse to any Director, officer, or employee the reasonable costs of settlement of any such action, suit, or proceeding, if it shall be found by a majority of a committee composed of the Directors not involved in the matter of controversy (whether or not a quorum) that it was in the interest of the Company that such settlement be made and that such Director, officer or employee was not guilty of negligence or misconduct. The amount to be paid, in each instance, pursuant to action of the Board of Directors, and the stockholders shall be given notice thereof in accordance with applicable provisions of law. Such right of indemnification shall not be deemed exclusive of any other rights to which such Director, officer, or employee may be entitled.

                              RULE 484 UNDERTAKING
                              --------------------

         Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT


     The facing sheet

     The Prospectus, consisting of 206 pages

     The undertaking to file reports
     Representation pursuant to Section 26(e)(2)(A)
     Statement with respect to indemnification
     Rule 484 undertaking
     The signatures

Written consent of the following persons:

     (a) Sutherland Asbill & Brennan LLP
     (b) Ernst & Young LLP
     (c) PricewaterhouseCoopers LLP

The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:

     A.  (1)      Resolution of the Board of Directors of AUSA Life establishing the Series Account (1)
         (2)      Not Applicable
         (3)      Distribution of Policies:
              (a) Participation Agreement Among AUSA Life Insurance Company,
                  Inc., Western Reserve Life Assurance Co. of Ohio and WRL
                  Series Fund, Inc. (3)
              (b) Master Service and Distribution Compliance Agreement (6)
              (c) Amendment to Master Service and Distribution Compliance
                  Agreement (5)
              (d) Form of Broker/Dealer Supervisory and Service Agreement (5)
              (e) Principal Underwriting Agreement (5)
              (f) First Amendment to Principal Underwriting Agreement (5)
              (g) Participation Agreement Among Variable Insurance Products
                  Fund, Fidelity Distributors Corporation and AUSA Life dated
                  August 31, 2000 (8)
              (h) Participation Agreement Among Variable Insurance Products Fund
                  II, Fidelity Distributors Corporation and AUSA Life dated
                  August 31, 2000 (8)
              (i) Participation Agreement Among Variable Insurance Products Fund
                  III, Fidelity Distributors Corporation and AUSA Life dated
                  August 31, 2000 (8)

              (j) Second Amendment to Participation Agreement Among Variable
                  Insurance Products Fund, Fidelity Distributors Corporation and
                  AUSA Life dated May 1, 2001 (9)
              (k) Second Amendment to Participation Agreement Among Variable
                  Insurance Products Fund II, Fidelity Distributors Corporation and AUSA Life dated May 1, 2001 (9)
              (l) Second Amendment to Participation Agreement Among Variable
                  Insurance Products Fund III, Fidelity Distributors Corporation and AUSA Life dated May 1, 2001 (9)
              (m) Third Amendment to Participation Agreement Among Variable
                  Insurance Products Fund II, Fidelity Distributors Corporation and AUSA Life dated July 2, 2001

              (n) See Exhibit 1.A.(3)(b)(ii)


         (4)      Not Applicable

         (5)  (a) Specimen Flexible Premium Variable Life Insurance Policy (9)

              (b) Children's Insurance Rider (2)
              (c) Disability Waiver Rider (2)
              (d) Accidental Death Benefit Rider (2)

              (e) Primary Insured Rider (9)
              (f) Other Insured Rider (9)

              (g) Terminal Illness Accelerated Death Benefit Rider (2)
              (h) Endorsement - Asset Rebalancing (2)
              (I) Endorsement - Dollar Cost Averaging (2)


         (6)  (a) Certificate of Incorporation of AUSA Life (1)
              (b) Amended and Restated By-Laws of AUSA Life (1)
         (7)      Not Applicable
         (8)      Not Applicable
         (9)      Not Applicable
         (10)     Application for Flexible Premium Variable Life Insurance Policy (9)

         (11)     Memorandum describing issuance, transfer and redemption procedures

2.   See Exhibit 1.A.

3.   Opinion of Counsel as to the legality of the securities being registered


4. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I

5.   Not Applicable

6. Opinion and consent of Alan Yaeger as to actuarial matters pertaining to the securities being registered

7.   Consent of Robert F. Colby, Esq.

8.   Consent of Sutherland Asbill & Brennan LLP

9.   Consent of Ernst & Young LLP

10.  Consent of PricewaterhouseCoopers LLP

11.  Powers of Attorney (10)



----------------------------------------
(1) This exhibit was previously filed on Pre-Effective Amendment No. 2 to Form S-6 Registration Statement dated October 20, 1997 (File No. 33-86696) and is incorporated herein by reference.
(2) This exhibit was previously filed on Initial Form S-6 Registration Statement dated October 21, 1997 (File No. 333-38343) and is incorporated herein by reference.
(3) This exhibit was previously filed on Pre-Effective Amendment No. 3 to Form S-6 Registration Statement dated June 23, 1998 (File No. 33-86696) and is incorporated herein by reference.
(4) This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form S-6 Registration Statement dated June 24, 1998 (File No. 333-38343) and is incorporated herein by reference.
(5) This exhibit was previously filed on Post-Effective Amendment No. 4 to Form S-6 Registration Statement dated April 21, 1999 (File No. 333-23359) and is incorporated herein by reference.
(6) This exhibit was previously filed on Post-Effective Amendment No. 11 to Form N-4 Registration Statement dated April 20, 1998 (File No. 33-49556) and is incorporated herein by reference.
(7) This exhibit was previously filed on Post-Effective Amendment No. 2 to Form S-6 Registration Statement dated April 21, 2000 (File No. 333-38343) and is incorporated herein by reference.
(8) This exhibit was previously filed on Post-Effective Amendment No. 3 to Form S-6 Registration Statement dated April 18, 2001 (File No. 333-38343) and is incorporated herein by reference.

(9) This exhibit was previously filed on Initial Registration Statement to Form S-6 Registration Statement dated May 25, 2001 (File No. 333-61654) and is incorporated herein by reference.
(10) This exhibit was previously filed on Initial Registration Statement to Form N-4 Registration Statement dated June 18, 2001 (File No. 333-63218) and is incorporated herein by reference.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, the Registrant, AUSA Series Life Account, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of St. Petersburg, County of Pinellas, Florida on the 12th day of July, 2001.




(SEAL)                                        AUSA SERIES LIFE ACCOUNT
                                              ------------------------
                                                      Registrant


                                             AUSA LIFE INSURANCE COMPANY, INC.
                                            ---------------------------------
                                                      Depositor
ATTEST:



 /s/ Priscilla I. Hechler                        By: /s/ Tom A. Schlossberg
------------------------------                  --------------------------------
Priscilla I. Hechler                                 Tom A. Schlossberg
Assistant Vice President and                         Chairman of the Board and
Assistant Secretary                                  President*




        Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


     Signature and Title                                       DATE
     -------------------                                       ----

 /s/ Tom A. Schlossberg                                    July 12, 2001
-------------------------------
Tom A. Schlossberg, Chairman of the
Board and President*

 /s/ William Brown, Jr.                                    July 12, 2001
----------------------------------
William Brown, Jr., Director*

 /s/ Patrick S. Baird                                      July 12, 2001
------------------------------------
Patrick S. Baird, Vice President
and Chief Financial Officer*

/s/ William L. Busler                                      July 12, 2001
-----------------------------------
William L. Busler, Director and Senior
Vice President*




 /s/ Jack R. Dykhouse                                      July 12, 2001
----------------------------------
Jack R. Dykhouse, Director and
Vice President*


 /s/ Steven E. Frushtick                                   July 12, 2001
----------------------------------
Steven E. Frushtick, Director*



 /s/ Marc Abrahms                                          July 12, 2001
----------------------------------
Marc Abrahms, Director*



 /s/ Peter P. Post                                         July 12, 2001
----------------------------------
Peter P. Post, Director*


 /s/ Cor H. Verhagen                                       July 12, 2001
----------------------------------
Cor H. Verhagen, Director*


 /s/ E. Kirby Warren                                       July 12, 2001
----------------------------------
E. Kirby Warren, Director*


/s/ Colette F. Vargas                                      July 12, 2001
----------------------------------
Colette F. Vargas, Director
and Chief Actuary*



/s/ James T. Byrne, Jr.                                    July 12, 2001
----------------------------------
James T. Byrne, Jr., Director*



/s/ Robert F. Colby                                        July 12, 2001
----------------------------------
Robert F. Colby, Director, Vice
President and Assistant Secretary*


 /s/ Brenda Clancy                                         July 12, 2001
----------------------------------
Brenda Clancy, Treasurer*


*     /s/  Priscilla I. Hechler
   ---------------------------------
   Signed by Priscilla I. Hechler
   as Attorney-in-Fact

                                  Exhibit Index




Exhibit                                           Description
  No.                                             of Exhibit
  ---                                             ----------

1.A.(3)(m)        Third Amendment to Participation Agreement Among Variable
                  Insurance Products Fund II, Fidelity Distributors Corporation and AUSA Life dated July 2, 2001

1.A.(11) Memorandum describing issuance, transfer and redemption procedures

3 Opinion of Counsel as to the legality of the securities being registered

6. Opinion and consent of Alan Yaeger as to actuarial matters pertaining to the securities being registered

7.                Consent of Robert F. Colby, Esq.

8.                Consent of Sutherland Asbill & Brennan LLP

9.                Consent of Ernst & Young LLP

10.               Consent of PricewaterhouseCoopers LLP